Form 10-K, Exhibit 13
period 1994-06-30
SPARTON CORP
filed 1994-09-28
CIK 92679

- - ------------------

SPARTON
CORPORATION
LOGO

- - ------------------



                                             -------------------------

                                             Annual Report
                                             Year Ended June 30, 1994

                                             -------------------------


SPARTON CORPORATION

     --------------------------------------------------------------------
       INDEX
     --------------------------------------------------------------------

         Financial Highlights..................................      1
         Shareowners' Letter...................................      2
         Electronics...........................................      4
         Automotive & Industrial Products......................      6
         Consolidated Balance Sheets...........................      8
         Financial Trends at a Glance..........................      8
         Consolidated Statements of Operations.................     10
         Consolidated Statements of Cash Flows.................     11
         Consolidated Statements of Shareowners' Equity........     12
         Report of Independent Auditors........................     12
         Notes to Consolidated Financial Statements............     13
         Selected Financial Data...............................     19
         Management's Discussion & Analysis....................     20
         Directors.............................................     22
         Directors, Officers & General Managers................     23
         Business Segments.....................................     24
         Notice of Annual Meeting....................Inside Back Cover



                                                   SPARTON CORPORATION
                                                   Designs and manufactures high
                                                   quality technical products
                                                   for international
                                                   electronics, automotive and
                                                   telecommunications markets.


FINANCIAL HIGHLIGHTS

            SPARTON CORPORATION & SUBSIDIARIES
            For Years Ended June 30
            ----------------------------------------------------------------------------------------------

                                                                1994             1993             1992
                                                            ------------     ------------     ------------
                Net Sales                                   $201,174,014     $233,052,133     $245,379,966
                Net Income (Loss)                             (4,899,414)       6,637,942        7,968,291
                Working Capital                               42,204,541       51,212,170       45,308,069
                Working Capital Ratio                             2.00:1           2.56:1           2.34:1
                Common Shares Outstanding
                  at June 30                                   7,811,370        7,810,370        7,791,672
                Long-Term Obligations                       $    626,012     $    785,120     $    943,423
                Per Common Share:
                  Net Income (Loss)                                $(.63)           $ .85            $1.02
                  Working Capital                                   5.40             6.56             5.81
                  Shareowners' Equity                               7.95             8.57             7.74
                  Dividends                                           --               --               --


            MARKET DATA

            Price Range

                  New York Stock Exchange
                                                                             Years Ended June 30
                                                           -------------------------------------------------------
                                                                1994                1993                1992
                                                           ---------------     ---------------     ---------------
            Quarter Ended:                                 HIGH       LOW      High       Low      High       Low
                                                           -----     -----     -----     -----     -----     -----
                  September 30                           6  5/8    5  3/8    8  1/8    5  1/4    9  1/8    5  1/2
                  December 31                            7  1/2       6      6  5/8    4  3/4    8  1/2    6  1/4
                  March 31                               7  1/4    6  1/8    6  1/4    5  7/8    8  1/8    6
                  June 30                                6  1/2    4  7/8    6  1/4    5         8  3/4    6  1/2
               Recent Price as of August 26, 1994                  4  7/8
               Shareowners of record                                1,186

SHAREOWNERS' LETTER


September 29, 1994

TO OUR SHAREOWNERS:

Fiscal year 1994 represented the completion of another year of transition for Sparton as it moves from its previous major orientation as a defense contractor to a company whose emphasis is focused on the commercial marketplace. We had hoped to complete this transition in three to five years and to remain profitable while doing so. However, this was not possible this past year.

From 1992 to 1994, Sparton's government-related sales declined $115 million. Using historical averages, these sales would have generated before-tax profits of approximately $13 million. Our efforts to replace the declining defense business have been fruitful but not at a rate commensurate with the dollar decline in defense. Sparton's strategic focus remains on the growing electronics contract manufacturing marketplace as well as our historic emphasis on automotive and telecommunications.

During fiscal 1994, we booked $50 million in new commercial electronics contract manufacturing business, $29 million in new automotive business and $7 million in new telecommunications business. Additionally, we were able to acquire a new proprietary telecommunications product called "The Receptionist(TM)" for Sparton Technology, Inc. in Rio Rancho, New Mexico. This product is an automatically attended telephone routing device designed to be sold internationally for use in small offices and homes.

At this writing, all of our U.S. and Canadian electronics manufacturing plants are ISO 9000 registered and the balance of our facilities have plans in place to achieve registration.

ELECTRONICS

The electronics contract manufacturing market in North America is now estimated to be about $8.4 billion yearly. It is forecast to grow to $16.5 billion by 1997. Some of the reasons for this dramatic growth are:

     - Vertical integration in some areas of manufacturing is declining;

     - Electronics' product life cycles average about 16 months; and

     - High output manufacturing infrastructure is too expensive for many companies to put in place on a timely basis.

Sparton is now recognized as a viable competitor in this market. We have several competitive advantages which we can continue to exploit. Our profit margins from electronics contract manufacturing were unsatisfactory in 1994, but are showing improvement. Our learning curve experience in commercial electronics has been longer than anticipated, principally due to the very different disciplines required of the management organization in commercial manufacturing environments. We expect that this area will contribute meaningful earnings to Sparton in 1995.

Business at Sparton Technology Inc. (STI) declined during 1994 due to the loss of its defense-related business, delays in some important telecommunications-related orders and the follow-on effect of the loss of a major contract with a contractor to the U.S. Postal Service. STI should experience a return to profitable operations in fiscal year 1995. Higher sales from the commercial marketplaces should replace nearly all of STI's lost defense business.

AUTOMOTIVE AND INDUSTRIAL PRODUCTS

Sparton's automotive sales passed $100 million for the first time in the Company's history. However, margins from this activity were unsatisfactory. This was due to inadequate pricing on several key product lines coupled with manufacturing inefficiencies and cost overruns related to quality issues, new program launches and capacity constraints. All of these issues are currently being addressed and positive results from these actions should be forthcoming.

Supplier consolidation continues within the automotive Original Equipment Manufacturing (OEM) business. We expect that large Tier 1 supplier companies will get larger and that small companies will be eliminated or assigned to Tier 2 status in future years. Today, a Tier 1 supplier to the automotive OEM business has no future without an engineering support base. Fortunately, Sparton has been able to maintain its engineering excellence and is experiencing continuing new business opportunities both in North America and in Europe.

SPARTON'S FUTURE

While Sparton's business remains in a difficult and somewhat unpredictable transition phase, we have been and will continue to be rewarded with substantial new business opportunities in all of our chosen fields. These will arise due to our technical competence and our reputation as a producer of low cost, high quality products for industry worldwide.

We wish to express our appreciation to our employees for their dedication and hard work and to our shareowners for their continued support during this transition period. We believe that our best years are in our future, not a part of our past. It is our goal to demonstrate to you that we are correct.

Our Annual Meeting is scheduled for 10:00 A.M. on Wednesday, October 26, 1994 in our Jackson, Michigan Board Room. We trust that many of you will find it possible to attend.

Yours truly,

JOHN J. SMITH

Chairman

DAVID W. HOCKENBROCHT

President



[THE FOLLOWING ARE PHOTO CAPTIONS FOR THIS PAGE]


AUTOMOTIVE HORNS

AUTOMOTIVE TRANSMISSION SHIFTER

ELECTRONIC PAGER

BATHYTHERMOGRAPH SYSTEM

"THE RECEPTIONIST(TM)",
AN AUTOMATICALLY ATTENDED
TELEPHONE ROUTING SWITCHER FOR
OFFICE AND HOME

AUTOMOTIVE UNDERCARRIAGE SPARE TIER CARRIER

SPARTON CORPORATION

                      ELECTRONICS

                      SPARTON ELECTRONICS
                     ...........................................
    [PHOTO]           DOUGLAS E. JOHNSON
                      Vice President-
                      General Manager
                      Sparton Electronics

Sparton Electronics completed the third year of its planned transition from being a defense contractor to becoming primarily a commercial electronics engineering and manufacturing firm. The unit continued to develop full service contract manufacturing support for its principal customers. These customers represent a sizable commercial business opportunity in the industrial process control, data communications, telecommunications and medical devices fields. Sparton Electronics offers significant technical resources to support customers by redesigning existing products and then cost-effectively manufacturing them. The group can also assist by bringing their customers' products, featuring the latest in electronic and electromechanical technologies, to the marketplace in a timely manner.

In years one and two of this conversion process, the group spent considerable time analyzing business opportunities with the assistance of an outside consulting firm. The resulting Business Plan is still intact and feedback has been very positive. Progress, however, has been slower than initially anticipated. Several new commercial customers were obtained this past year. Sparton Electronics is now recognized as a viable source for full service contract manufacturing work. This unit continues to solicit new customers and expand its business base with existing customers.

An important milestone was achieved in 1994. All three Sparton Electronics' facilities received formal ISO 9000 certification of their business systems. This designation has become a prerequisite for a number of commercial customers.

Sales of governmental products, principally sonobuoys, declined substantially, but still provided over one-half of Sparton Electronics' sales during the past year. Commercial business accounted for 42% of 1994 sales and should constitute 60% in 1995. A loss was incurred in 1994 due to the termination of several commercial contracts and the writedowns in value of certain governmental and commercial inventories.

A significant sonobuoy production program started very slowly due to extensive design testing required by the U.S. Navy. Approval was obtained and the program should be substantially completed in the first quarter of 1995. During the year, one production and three developmental sonobuoy contracts were received from the U.S. Navy. Sparton Electronics secured 80% of the market share of 1994 international sonobuoy production awards for which they competed. U.S. Government 1995 sonobuoy requirements are expected to increase versus 1994, but the long-term outlook is uncertain.

The electronic pager business has been very slow to develop. A one-way communications device that receives its signal from FM radio stations, this pager and its related system design is now fully functional. Sparton's business development staff is aggressively pursuing pager opportunities worldwide.



[THE FOLLOWING ARE PHOTO CAPTIONS FOR THIS PAGE]


MEDICAL EQUIPMENT BY
SPARTON ELECTRONICS


TELECOMMUNICATIONS
EQUIPMENT BY
SPARTON ELECTRONICS


ELECTRONICS AND CABLE
DESIGN AND MANUFACTURE
(LEFT) AND PRINTED
CIRCUIT BOARDS (RIGHT) BY
SPARTON ELECTRONICS

                    SPARTON OF CANADA, LTD.
                    .........................

   [PHOTO]            MARK W. PICKARD
                      Vice President-
                      General Manager
                      Sparton of Canada, Ltd.

In 1994, Sparton of Canada (SOC) continued its diversification effort to develop a significant commercial product line. Sales declined 60% versus the previous year and a loss was incurred. Significant work force reductions were completed during the year.

Operational highlights included ISO 9001 registration and the receipt of the U.S. Defense General Supply Center (DGSC) Quality Vendor Award of Excellence. The award was presented to SOC when it met the Center's stringent quality, price and delivery requirements on solid state, high-voltage power supplies.

Results were mixed for the bathythermograph business. These air-, ship-, and submarine-launched devices measure ocean temperatures as they descend in the water. This product line has earned wide international customer acceptance, but defense cuts and budget-related acquisition delays resulted in lower than anticipated sales.

Sparton of Canada delivered a Deployable Acoustic Calibration System (DACS) to the Canadian Navy during 1994. This represents the first sale of a full naval system with proprietary technology. DACS has the potential for international sales once in service in Canada. Furthermore, an SOC Free Flooded Ring (FFR) sonar projector completed significant demonstration trials. FFR technology, having achieved worldwide recognition, is being seriously considered by a foreign navy. International interest in this proprietary product is growing rapidly.

Progress was made in commercial diversification. The Sparton Marine Products' Temperature Profiling System (TiPS(TM)) made a successful debut. This bathythermograph system for the worldwide commercial fisheries industry is expected to show continued growth as user acceptance continues. More importantly, efforts were initiated to establish a Canadian-based regional presence for contract manufacturing services. This resulted in a number of new customer contacts. One contract was completed to design and produce a custom power supply for an expanding Canadian wastewater treatment firm.


                     SPARTON TECHNOLOGY, INC.
                     ........................

    [PHOTO]           RICHARD D. MICO
                      Vice President-
                      General Manager
                      Sparton Technology, Inc.

Sales at Sparton Technology, Inc. (STI) declined in 1994 and a small loss was incurred. Sales of defense-related products declined substantially and its contract manufacturing of wiring harnesses, support frames and electronic products for a prime contractor to the U.S. Postal Service ended.

Proprietary product sales remained solid. STI completed its first major sale of cable pressure monitoring equipment to Mexico. In addition, a PowerComTM power management system was sold there. PowerComTM systems are installed in telecommunications companies' central and satellite


[THE FOLLOWING ARE PHOTO CAPTIONS FOR THIS PAGE]


SHIP-LAUNCHED
BATHYTHER-
MOGRAPH BY
SPARTON OF
CANADA, LTD.


AIR-LAUNCHED
BATHYTHER-
MOGRAPH BY
SPARTON OF
CANADA, LTD.


      5353 BATTERY
MONITOR BY SPARTON
  TECHNOLOGY, INC.

SPARTON CORPORATION

            CONTINUED

offices to monitor and control electric power. Mainland China continued to purchase pressure monitoring equipment during the year. These purchases, together with a variety of other international contracts, have pushed export sales to over 25% of total sales at STI. Interest in power and battery monitoring equipment continues to grow both in the U.S. and overseas due to personnel reductions at the telephone companies. Several large proposals for proprietary products are pending with major telecommunications companies.

STI received the 1994 Governor's New Engineering Product award from the State of New Mexico. The recognition was given for the design, development, production and distribution of its 5353 Battery Monitoring system.

Bus wiring harness and electronics revenues increased notably during 1994. This business shows good long-term potential. Remote Utility Meter Reading was a disappointment to Sparton Technology as ongoing market tests have yet to result in a production order. This is not seen as a significant product for the near-term.

A significant development contract was received from a Fortune 500 company for tone alert receivers. These emergency alarm receivers will be placed in residences, schools, hospitals, nursing homes, businesses and other key facilities located near chemical stockpiles. Prototypes of these Chemical Stockpile Preparedness Program (CSEPP) receivers are to be delivered in the first quarter of 1995. A follow-on production contract is possible.

STI has acquired the rights to The ReceptionistTM, an automatically attended telephone routing switcher. This device, developed by a New York firm, is intended for use by small businesses, home offices and consumers. There is the potential to develop a complete line of related products.


                     AUTOMOTIVE & INDUSTRIAL PRODUCTS

                     SPARTON ENGINEERED PRODUCTS, INC.-
                     KPI GROUP
                     ...................................

    [PHOTO]           JERRY R. GAUSE
                      Vice President-
                      General Manager
                      Sparton Engineered
                      Products, Inc. -
                      KPI Group

Fiscal 1994 featured record sales and steady profits at Sparton Engineered Products, Inc. - KPI Group (KPI). The increase in sales was attributable to greater new vehicle sales and new product launches of automatic transmission shifters, undercarriage spare tire carriers, metal airbag inflator bodies and reaction canisters. The unit's two-year 90% sales growth, however, created manufacturing difficulties that reduced profitability. A very competitive labor market added unanticipated expenses relating to turnover and training. Engineering and manufacturing problems on a new airbag program resulted in significant additional costs. Increased demands in customer requirements added costs for technical support, warranty analysis and management of KPI's suppliers. Margins were also adversely impacted by previously agreed-to price reductions contained in a long-term agreement with a major customer, higher than expected costs of a new European shifter program and several engineering changes to existing products.

Significant capital expenditures were made to accommodate future growth. A manufacturing plant was purchased in Hartford City, Indiana. Production shipments from this facility began in the first quarter of 1995. Administrative space at the Grand Haven, Michigan headquarters was doubled due to the necessary increase in KPI's support staff.

New production items for 1995 include one parking brake, three shifters, one spare tire carrier and five metal airbag components.

The largest new shifter contract is for the North American versions of a major customer's World Car. KPI already ships similar shifters to Europe for the customer's related models.


[THE FOLLOWING ARE PHOTO CAPTIONS FOR THIS PAGE]


   METAL AIRBAG COMPONENTS                      AUTOMOTIVE
     BY SPARTON ENGINEERED                      SHIFTERS
PRODUCTS, INC. - KPI GROUP                      BY SPARTON
                                                ENGINEERED
                                                PRODUCTS, INC.
                                                -KPI GROUP

                      SPARTON ENGINEERED PRODUCTS, INC.-
                      LAKE ODESSA GROUP
                     ..................................

    [PHOTO]           GARY A. WHITE
                      Vice President-
                      General Manager
                      Sparton Engineered
                      Products, Inc. -
                      Lake Odessa Group

Sparton Engineered Products, Inc. - Lake Odessa Group (Lake Odessa) reported an operating loss on a modest increase in sales revenues. A major expense was incurred when its leased administrative and manufacturing center was closed early in 1994 and a replacement production facility was reopened at Gladwin, Michigan. The administrative and engineering center was relocated to another leased facility in Kentwood, Michigan.

Operating margins were negatively impacted by continued competitive pricing pressures and selected raw material price increases. Additional unanticipated expenses were incurred due to the start-up of a new brake/accelerator pedal program.

Lake Odessa was awarded a large contract for a brake pedal module on a new customer's remodeled minivan. Production is scheduled to start in January 1995. This customer has also added Lake Odessa to its long-term supplier program, allowing it to participate in advanced vehicle design programs.

Lake Odessa continues to develop its capabilities to compete in today's worldwide marketplace. The organization is actively pursuing new opportunities with several international automobile companies.


                      SPARTON ENGINEERED PRODUCTS, INC.-
                      FLORA GROUP
                     ..................................

   [PHOTO]            WILLIAM C. MIRGAIN
                      Vice President-
                      General Manager
                      Sparton Engineered
                      Products, Inc. -
                      Flora Group

The strong North American automotive marketplace and several new horn contracts boosted sales at Sparton Engineered Products, Inc. - Flora Group (Flora) during the year. This increase required the addition of a third shift and a seven day production schedule for most of the second half of the year.

The city of Flora, Illinois developed a severe labor shortage in 1994 due to the rapid expansion in employment at several automotive suppliers in the area. As these suppliers competed for a limited labor market, Flora Group and the others were forced to hire temporary employees. The combination of an added third shift, seven day a week production and temporary employees resulted in higher production costs than were anticipated. This situation, plus the lack of resolution of several pricing issues, led to a loss for the year.

In light of the Flora labor market and the need for added production capacity to fulfill horn demand, a decision was made to add a second production line at its plant in Grayville, Illinois. This new line is to be at full production in October 1994.

Contract manufacturing of telecommunications products increased significantly in 1994 and is anticipated to experience added growth over the next several years.

A limited capacity electronic horn production line was completed and small quantities of these horns have been shipped to customers. Both the seashell and vibrator versions of the World ClassTM electronic horn have successfully passed required tests for European Economic Community (EEC) and United Nations Economic Commission for Europe (ECE) registration approvals. These approvals clear the way for European sales and distribution.

New business opportunities for both electromechanical and electronic horns are being actively pursued internationally by Flora Group.


[THE FOLLOWING ARE PHOTO CAPTIONS FOR THIS PAGE]


BRAKE PEDAL                   SEASHELL HORN (TOP)
MODULE BY                     AND VIBRATOR HORN
SPARTON                       (BOTTOM) BY
ENGINEERED                    SPARTON ENGINEERED
PRODUCTS, INC.                PRODUCTS, INC. -
- - -LAKE ODESSA                  FLORA GROUP
GROUP


CONSOLIDATED BALANCE SHEETS

            SPARTON CORPORATION & SUBSIDIARIES

            June 30, 1994 and 1993
            --------------------------------------------------------------------------------------------

                ASSETS                                                         1994             1993
                                                                           ------------     ------------
                Current assets:
                     Cash                                                  $  1,713,718     $  2,560,566
                     Income taxes recoverable                                 2,591,000               --
                     Accounts receivable:
                       Trade, less allowance of $103,000
                       ($339,000 in 1993) for doubtful accounts              24,783,888       21,496,823
                       U.S. and foreign governments                           7,149,291       10,122,048
                     Inventories (Notes 1 and 2)                             45,835,914       47,419,133
                     Prepaid expenses (Note 7)                                2,434,109        2,362,297
                                                                           ------------     ------------
                       Total current assets                                  84,507,920       83,960,867
                Other assets (Note 6)                                         3,060,062        2,673,690
                Property, plant and equipment, at cost:
                     Land and land improvements                               1,823,505        1,423,920
                     Buildings and building equipment                        19,184,574       17,423,631
                     Machinery and equipment                                 38,675,057       34,352,547
                                                                           ------------     ------------
                                                                             59,683,136       53,200,098
                     Less accumulated depreciation                          (38,529,178)     (35,445,936)
                                                                           ------------     ------------
                       Net property, plant and equipment                     21,153,958       17,754,162
                                                                           ------------     ------------
                                                                           $108,721,940     $104,388,719
                                                                           ============     ============

                See accompanying notes

_______________________________________________________________________________
FINANCIAL TRENDS AT A GLANCE

NET SALES
(IN MILLIONS OF DOLLARS)

  '90      '91        '92       '93      '94
- - ----------------------------------------------
$178.1    $214.4    $245.4    $233.1    $201.2


NET INCOME (LOSS) PER COMMON SHARE

  '90      '91        '92       '93      '94
- - ----------------------------------------------
($1.19)   $0.53      $1.02     $0.85   ($.63)

                LIABILITIES AND SHAREOWNERS' EQUITY                            1994             1993
                                                                           ------------     ------------
                Current liabilities:
                     Notes payable (Note 3)                                $ 20,614,550     $  3,880,000
                     Accounts payable (Note 2)                               12,872,286       18,900,081
                     Salaries and wages                                       2,840,827        3,215,012
                     Income taxes                                               446,331        1,078,584
                     Accrued liabilities                                      5,529,385        5,675,020
                                                                           ------------     ------------
                       Total current liabilities                             42,303,379       32,748,697
                Deferred compensation                                         1,912,265        1,924,079
                Deferred income taxes (Note 7)                                1,809,500        1,965,000
                Long-term obligations, net of current maturities (Note 4)       626,012          785,120
                Commitments and contingencies (Note 8)
                Shareowners' equity:
                     Preferred stock, serial, no par value;
                       200,000 shares authorized, none outstanding                   --               --
                     Common stock, $1.25 par value; 8,500,000
                       shares authorized, 7,811,370 shares outstanding
                       (7,810,370 in 1993) after deducting 123,342 shares
                       (124,342 in 1993) in treasury (Notes 1 and 5)          9,764,213        9,762,963
                     Capital in excess of par value                             403,067          399,942
                     Retained earnings                                       51,903,504       56,802,918
                                                                           ------------     ------------
                       Total shareowners' equity                             62,070,784       66,965,823
                                                                           ------------     ------------
                                                                           $108,721,940     $104,388,719
                                                                           ============     ============

______________________________________________________________________________

EQUITY PER COMMON SHARE

  '90       '91      '92      '93      '94
- - ---------------------------------------------
 $6.18     $6.71    $7.74    $8.57    $7.95


WORKING CAPITAL
(IN MILLIONS OF DOLLARS)

  '90       '91      '92      '93      '94
- - ---------------------------------------------
 $24.1     $37.3    $45.3    $51.2    $42.2


CONSOLIDATED STATEMENTS OF OPERATIONS

            SPARTON CORPORATION & SUBSIDIARIES

            Years Ended June 30, 1994, 1993 and 1992
            ----------------------------------------------------------------------------------------------

                                                                1994             1993             1992
                                                            ------------     ------------     ------------
                Net sales.................................  $201,174,104     $233,052,133     $245,379,966
                Costs and expenses:
                     Costs of goods sold..................   183,941,559      198,059,278      210,885,656
                     Selling and administrative...........    24,038,992       23,977,155       22,028,891
                                                            ------------     ------------     ------------
                                                             207,980,551      222,036,433      232,914,547
                                                            ------------     ------------     ------------
                                                              (6,806,447)      11,015,700       12,465,419
                Other income (expense):
                     Interest.............................      (685,279)        (601,975)      (1,073,423)
                     Other--net...........................       471,312          229,217          417,295
                                                            ------------     ------------     ------------
                                                                (213,967)        (372,758)        (656,128)
                                                            ------------     ------------     ------------
                Income (loss) before income taxes.........    (7,020,414)      10,642,942       11,809,291
                Provision (credit) for income
                     taxes (Notes 1 and 7)................    (2,121,000)       4,005,000        3,841,000
                                                            ------------     ------------     ------------
                Net income (loss).........................  $ (4,899,414)    $  6,637,942     $  7,968,291
                                                            ============     ============     ============
                Net income (loss) per share of
                     common stock............................      $(.63)            $.85            $1.02
                                                                   =====             ====            =====

            See accompanying notes

________________________________________________________________________________

FINANCIAL TRENDS AT A GLANCE
     CONTINUED

GOVERNMENT SALES
(IN MILLIONS OF DOLLARS)

  '90       '91      '92       '93       '94
- - ----------------------------------------------
 $99.0    $139.6    $165.0    $111.1    $50.2


COMMERCIAL SALES
(IN MILLIONS OF DOLLARS)

  '90       '91      '92      '93       '94
- - ----------------------------------------------
 $79.1     $74.8    $80.4    $122.0    $151.0


CONSOLIDATED STATEMENTS OF CASH FLOWS

            SPARTON CORPORATION & SUBSIDIARIES

            Years Ended June 30, 1994, 1993 and 1992
            -------------------------------------------------------------------------------------------

                     OPERATING ACTIVITIES:                     1994            1993            1992
                                                            -----------     -----------     -----------
                     Net income (loss)....................  $(4,899,414)    $ 6,637,942     $ 7,968,291
                     Add (deduct) non-cash items affecting
                       continuing operations:
                          Depreciation....................    3,488,907       3,074,963       2,729,582
                          Deferred income taxes...........      102,000         517,000         249,000
                          Other...........................     (470,104)       (363,243)         35,252
                     Add (deduct) changes in operating
                       assets and liabilities:
                          Income taxes recoverable........   (2,591,000)        348,580         157,337
                          Accounts receivable.............     (314,308)       (668,129)      2,871,259
                          Inventories and prepaid
                            expenses......................    1,666,407      (5,906,256)      1,422,826
                          Accounts payable, salaries and
                            wages, accrued liabilities and
                            income taxes..................   (7,592,865)      4,119,432      (4,356,107)
                                                            -----------     -----------     -----------
                       NET CASH (USED) PROVIDED BY
                          OPERATING ACTIVITIES............  (10,610,377)      7,760,289      11,077,440
                INVESTING ACTIVITIES:
                     Purchases of property, plant and
                       equipment..........................   (6,911,908)     (3,381,636)     (3,053,919)
                     Proceeds from sale of property, plant
                       and equipment......................       23,205          13,362         267,042
                     Other................................       71,918         (62,846)         86,072
                                                            -----------     -----------     -----------
                       NET CASH USED BY INVESTING
                          ACTIVITIES......................   (6,816,785)     (3,431,120)     (2,700,805)
                FINANCING ACTIVITIES:
                     Increase (decrease) in notes
                       payable............................   16,734,550      (5,078,810)     (8,022,990)
                     Proceeds from the exercise of stock
                       options............................        4,375          51,938              --
                     Principal payments on long-term
                       borrowings.........................     (158,611)       (157,916)       (157,313)
                                                            -----------     -----------     -----------
                       NET CASH PROVIDED (USED) BY
                          FINANCING ACTIVITIES............   16,580,314      (5,184,788)     (8,180,303)
                                                            -----------     -----------     -----------
                INCREASE (DECREASE) IN CASH...............     (846,848)       (855,619)        196,332
                     Cash at beginning of year............    2,560,566       3,416,185       3,219,853
                                                            -----------     -----------     -----------
                CASH AT END OF YEAR.......................  $ 1,713,718     $ 2,560,566     $ 3,416,185
                                                            ===========     ===========     ===========
                Supplemental disclosures of cash paid
                     during the year for:
                       Interest...........................  $   672,199     $   580,508     $ 1,070,364
                                                            ===========     ===========     ===========
                       Income taxes.......................  $   984,844     $ 3,103,929     $ 5,193,419
                                                            ===========     ===========     ===========

                See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

            SPARTON CORPORATION & SUBSIDIARIES

            Years Ended June 30, 1994, 1993 and 1992
            ---------------------------------------------------------------------------------------------------------
                                                                              Capital
                                                                                 in
                                                      Common stock,            excess
                                                     $1.25 par value             of
                                                -------------------------       par         Retained
                                                  Shares         Amount        value        earnings          Total
                                                ----------     ----------     --------     -----------     -----------
                Balance July 1, 1991..........   7,791,672     $9,739,590     $371,377     $42,196,685     $52,307,652
                     Net income...............                                               7,968,291       7,968,291
                                                ----------     ----------     --------     -----------     -----------
                Balance June 30, 1992.........   7,791,672      9,739,590      371,377      50,164,976      60,275,943
                     Net income...............                                               6,637,942       6,637,942
                     Exercise of stock
                       options................      18,698         23,373       28,565                          51,938
                                                ----------     ----------     --------     -----------     -----------
                Balance June 30, 1993.........   7,810,370      9,762,963      399,942      56,802,918      66,965,823
                     Net income (loss)........                                              (4,899,414)     (4,899,414)
                     Exercise of stock
                       options................       1,000          1,250        3,125                           4,375
                                                ----------     ----------     --------     -----------     -----------
                Balance June 30, 1994.........   7,811,370     $9,764,213     $403,067     $51,903,504     $62,070,784
                                                 =========     ==========    =========     ===========     ===========

                See accompanying notes


REPORT OF INDEPENDENT AUDITORS

            The Board of Directors and Shareowners
            Sparton Corporation

            We have audited the accompanying consolidated balance sheets of Sparton Corporation and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sparton Corporation and subsidiaries at June 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

            As discussed in Note 1 to the financial statements, in the year ended June 30, 1994, the Company changed its methods of accounting for income taxes and postemployment benefits.

                                                             ERNST & YOUNG LLP

            Toledo, Ohio
            August 19, 1994
12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            SPARTON CORPORATION & SUBSIDIARIES

            1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

            BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of Sparton Corporation and all subsidiaries. All significant intercompany transactions and accounts have been eliminated.

            CONTRACT ACCOUNTING -- Long-term contracts relate principally to government defense and commercial contracts within the Electronics segment. Production contracts are accounted for based on completed units shipped and their estimated average contract cost per unit. Development contracts are accounted for based on percentage completion. Costs and fees billed under cost reimbursement type contracts are recorded as sales.

            CREDIT PRACTICES -- The Company manufactures and sells products principally in the commercial electronics, defense and automotive manufacturing industries. Credit terms are granted and periodically revised based on evaluations of the customers' financial condition with collateral generally not required. Receivables from foreign customers are generally secured by letters of credit. Credit losses relating to customers consistently have been within management's expectations and comparable to losses incurred by organizations similar to the Company.

            INVENTORIES -- Inventories are valued at the lower of cost (first-in, first-out basis) or market.

            DEPRECIATION AND AMORTIZATION -- Depreciation is provided over estimated useful lives on accelerated methods, except for certain buildings, machinery and equipment with an aggregate cost of approximately $13,404,000 at June 30, 1994, which are being depreciated on the straight-line method.

            TREASURY STOCK -- The excess of cost over par value allocated to capital in excess of par value of shares acquired for the treasury is based on the per share amount of capital in excess of par value for all shares, with the difference charged to retained earnings.

            RESEARCH AND DEVELOPMENT EXPENDITURES -- Expenditures for research and development not funded by customers amounted to approximately $3,424,000 in 1994, $3,356,000 in 1993, and $2,671,000 in 1992.

            EARNINGS PER SHARE -- Earnings per share are computed using the weighted average number of common shares outstanding of 7,810,721 in 1994, 7,800,543 in 1993 and 7,791,672 in 1992. Inclusion of
            outstanding stock options in the computation would not result in any significant dilution.

            CHANGES IN METHODS OF ACCOUNTING -- Effective the first quarter of 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109 and, accordingly, reflect the deferred method. Under the deferred method, deferred income tax provisions were made for all timing differences between earnings for financial reporting and income tax purposes. The adoption of SFAS No. 109 has not changed the actual amount of income tax paid by the Company. The cumulative effect of this accounting change was to decrease the net loss for the first quarter of fiscal 1994 by $264,000 ($.03 per share).

            In the fourth quarter of 1994, the Company elected to early adopt Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," retroactively as of July 1, 1993. Under this new method of accounting, the Company accrues disability benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid. Prior to adoption, the Company recognized the cost of providing these benefits on a cash basis. Prior years' financial statements have not been restated. The cumulative effect of this accounting change was to increase the net loss for the first quarter of 1994 by $264,000 ($.03 per share), net of income taxes of $149,000. The effect of this accounting change on 1994 operations was not material.







            2. LONG-TERM CONTRACTS

            Inventories include costs related to long-term contracts of approximately $23,439,000 and $38,970,000 at June 30, 1994 and 1993,
            respectively, reduced by progress billings from the United States Government of approximately $5,627,000 and $6,900,000, respectively.

            Accounts payable includes billings in excess of costs of $1,236,000 and $6,995,000 at June 30, 1994 and 1993, respectively.

            3. SHORT-TERM LOANS AND CREDIT AVAILABILITY

            At June 30, 1994, the Company has unsecured, informal lines of credit totalling $26,500,000 with three separate banks. At June 30, 1994, $20,000,000 was outstanding under these agreements. The Company's Canadian subsidiary maintains a revolving credit facility (the Facility) with a Canadian bank for borrowings up to $723,000. The Facility is unsecured and due on demand. At June 30, 1994, $615,000 was outstanding under this Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            CONTINUED

            4. LONG-TERM OBLIGATIONS AND LEASE INFORMATION

            Long-term obligations consisted of the following at June 30, 1994 and 1993:

                                                                                             1994         1993
                                                                                           --------     --------
                  Unsecured 3% notes payable...................................       $464,101     $547,636
                  Capitalized lease obligation.................................        300,000      375,000
                                                                                           --------     --------
                                                                                            764,101      922,636
                  Less current maturities,
                       included in accrued liabilities..............................       (138,089)    (137,516)
                                                                                           --------     --------
                                                                                           $626,012     $785,120
                                                                                           ========     ========

            Annual maturities of long-term obligations, including the principal portion of the capital lease, for the years subsequent to June 30, 1994 are as follows: 1995 - $138,000, 1996 - $160,000, 1997 -
            $160,000, 1998 - $161,000, 1999 - $145,000.

            The Company leases various facilities and equipment under agreements accounted for as operating leases. Rent expense amounted to approximately $1,980,000, $2,145,000 and $2,404,000 in 1994, 1993
            and 1992, respectively. Commitments under these leases are not significant.

            5. STOCK OPTIONS

            The Company has an incentive stock option plan under which 400,000 common shares were reserved for option grants to key employees at the fair market value of the stock at the date of the grant. Under the plan, the options generally become exercisable cumulatively, beginning one year after the date granted, in equal annual installments. Individual grants may have a stock appreciation rights feature whereby optionees can surrender up to one-half of their unexercised options to the extent then exercisable in exchange for cash or common shares equal to the difference between the then current market value and the option prices for shares issuable upon surrender of such options. In addition, the plan permits the Company to award restricted stock to eligible employees, providing the recipient with limited ability to sell or otherwise transfer the restricted shares.

            Information on options is as follows:

                                                                                    Shares
                                                                                     Under
                                                                                    Option          Price Range
                                                                                    -------        --------------
                  Outstanding at July 1, 1991...................................     93,896        $2.69 to $4.38
                       Cancelled................................................     (1,800)                 4.38
                                                                                    -------        --------------
                  Outstanding at June 30, 1992..................................     92,096         2.69 to  4.38
                       Granted..................................................     71,000                  6.63
                       Exercised (17,698 as stock
                         appreciation rights)...................................    (36,396)        2.69 to  4.38
                       Cancelled................................................     (4,900)        4.38 to  6.63
                                                                                    -------        --------------
                  Outstanding at June 30, 1993..................................    121,800         4.38 to  6.63
                       Exercised................................................     (1,000)                 4.38
                       Cancelled................................................     (9,200)        4.38 to  6.63
                                                                                    -------        --------------
                  Outstanding at June 30, 1994..................................    111,600        $4.38 to $6.63
                                                                                    =======          ============

            At June 30, 1994 there were 286,400 shares reserved for option grants and 60,172 share options exercisable which expire in 1995 through 1999. The remaining 51,428 share options outstanding become exercisable beginning in 1995 and expire through 1999.







            6. EMPLOYEE BENEFIT PLANS

            The Company has a contributory pension plan for the benefit of certain salaried and hourly employees. Basic plan benefits are based upon the participants' years of service. Additional benefits are available to contributory participants based upon their years of contributory service and compensation. The Company's policy is to fund the plan based upon legal requirements and tax regulations.

            The following major assumptions were used in the actuarial valuations:

                  Long-term rate of investment return................................................    8.0%
                  Long-term rate of increase in compensation levels..................................    5.0%
                  Discount rate......................................................................    7.5%

            Net periodic pension income of $458,000, $576,000 and $273,000 was recognized in 1994, 1993 and 1992, respectively. The components of these credits are as follows:

                                                                           1994            1993            1992
                                                                        -----------     -----------     -----------
                  Service cost-benefits earned during the year......    $   240,000     $   178,000     $   286,000
                  Interest on projected benefit obligation..........        599,000         577,000         633,000
                  Actual return on plan assets......................       (251,000)       (571,000)     (2,555,000)
                  Net amortization and deferral.....................     (1,046,000)       (760,000)      1,363,000
                                                                        -----------     -----------     -----------
                       Net periodic pension income..................    $  (458,000)    $  (576,000)    $  (273,000)
                                                                         ==========      ==========      ==========

            The following table summarizes the funding status of the plan at March 31:

                                                                                         1994            1993
                                                                                      -----------     -----------
                  Actuarial present value of benefit obligations:
                       Accumulated benefit obligation:
                            Vested................................................    $ 6,754,000     $ 6,346,000
                            Nonvested.............................................        160,000         138,000
                                                                                      -----------     -----------
                                                                                      $ 6,914,000     $ 6,484,000
                                                                                       ==========      ==========
                  Projected benefit obligation....................................    $ 8,197,000     $ 7,434,000
                  Market value of plan assets consisting principally of common stock (including 319,100 shares of the Company's common
                       stock), corporate bonds and U.S. Government obligations...      12,523,000      12,978,000
                                                                                      -----------     -----------
                  Excess of plan assets over projected benefit obligation.........      4,326,000       5,544,000
                  Unrecognized net loss (gain)....................................        969,000        (410,000)
                  Unrecognized net transition asset...............................     (2,371,000)     (2,668,000)
                                                                                      -----------     -----------
                  Prepaid pension cost included in other assets...................    $ 2,924,000     $ 2,466,000
                                                                                       ==========      ==========

            The Company also maintains several contributory progress sharing retirement plans. The aggregate costs of these plans amounted to $484,000 for 1994, $485,000 for 1993 and $500,000 for 1992.

            7. INCOME TAXES

            During the first quarter of 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The Statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes (liability method). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Financial statements for prior years have not been restated. Comparative income tax information is reflected under the liability method for 1994 and the deferred method for 1993 and 1992.

            The cumulative effect of adopting SFAS No. 109 as of July 1, 1993 was to decrease the net loss by $264,000 ($.03 per share), primarily due to a reduction in the expected tax rates used to measure the deferred tax assets and liabilities.

            Significant components of the Company's deferred tax assets and liabilities at June 30, 1994 are as follows:

                  Deferred tax assets:
                    Canadian tax carryovers.....................................................    $ 1,304,000
                    Employment and compensation.................................................      1,231,000
                    Inventories.................................................................      1,164,000
                    Other.......................................................................        397,000
                                                                                                    -----------
                       Total deferred tax assets................................................      4,096,000
                    Less valuation reserve for Canadian tax carryovers..........................     (1,304,000)
                                                                                                    -----------
                                                                                                      2,792,000
                  Deferred tax liabilities:
                    Property, plant and equipment...............................................      1,593,000
                    Prepaid pension costs.......................................................      1,053,000
                                                                                                    -----------
                       Total deferred tax liabilities...........................................      2,646,000
                                                                                                    -----------
                       Net deferred tax assets..................................................    $   146,000
                                                                                                     ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            CONTINUED

            Deferred taxes are included in the balance sheet at June 30, 1994 as follows:

                  Prepaid expenses..............................................................    $ 1,955,500
                  Deferred tax liabilities......................................................      1,809,500
                                                                                                    -----------
                                                                                                    $   146,000
                                                                                                     ==========

            Significant timing differences affecting deferred taxes in 1993 and 1992 were inventory valuation for financial reporting purposes under those for tax purposes of $970,000 and $1,041,000, respectively. The 1993 deferred taxes also include net periodic pension income not currently taxable of $576,000.

            Income (loss) before income taxes consists of the following:

                                                                           1994            1993            1992
                                                                        -----------     -----------     -----------
                  United States.....................................    $(5,625,236)    $12,069,999     $12,459,156
                  Canada............................................     (1,395,178)     (1,427,057)       (649,865)
                                                                        -----------     -----------     -----------
                                                                        $(7,020,414)    $10,642,942     $11,809,291
                                                                         ==========      ==========      ==========

            The related provision (credit) for income taxes consists of:

                                                                           1994            1993            1992
                                                                        -----------     -----------     -----------
                  Current:
                       United States................................    $(2,397,000)    $ 3,073,000     $ 3,725,000
                       Canada.......................................        (32,000)        (48,000)       (243,000)
                       State and local..............................        206,000         463,000         110,000
                                                                        -----------     -----------     -----------
                                                                         (2,223,000)      3,488,000       3,592,000
                  Deferred:
                       United States................................        102,000         447,000         270,000
                       Canada.......................................             --          70,000         (21,000)
                                                                        -----------     -----------     -----------
                                                                            102,000         517,000         249,000
                                                                        -----------     -----------     -----------
                                                                        $(2,121,000)    $ 4,005,000     $ 3,841,000
                                                                         ==========      ==========      ==========

            The consolidated effective tax rate differs from the statutory U.S. federal tax rate for the following reasons and by the following percentages:

                                                                             1994            1993           1992
                                                                            ------           -----          -----
                  Statutory U.S. federal tax (benefit) rate..............    (34.0%)          34.0%          34.0%
                  Significant increases (reductions) resulting from:
                       Canadian tax loss carryovers......................       6.3             4.7             --
                       State and local income taxes......................       1.9             2.9            0.6
                       Tax benefit of foreign sales corporation..........      (2.4)           (2.5)          (1.3)
                       Other.............................................      (2.0)           (1.5)          (0.8)
                                                                             ------           -----          -----
                  Effective tax (benefit) rate...........................    (30.2%)          37.6%          32.5%
                                                                             ======           =====          =====

            For Canadian income tax purposes, approximately $2,429,000 of non-capital losses and scientific research and experimental development expenditures are available at June 30, 1994 for carryover against income in future tax years. These carryovers begin to expire in the year 2000. In addition, unused investment tax credits of approximately $333,000 at June 30, 1994 are available for carryover against tax liabilities in future tax years. These carryover credits will begin to expire in the year 2004. For financial reporting purposes, a valuation reserve for the full amount of the Canadian carryovers has been established. This valuation reserve amounted to $622,000 at July 1, 1993 and $1,304,000 at June 30, 1994.

            8. COMMITMENTS AND CONTINGENCIES

            There are various legal proceedings pending against the Company. In many cases, these proceedings involve ordinary and routine claims incidental to the business of the Company. In others, they represent allegations that are non-routine. The Company and its subsidiaries are also involved in certain compliance issues with the United States Environmental Protection Agency and various state environmental regulatory agencies. The Company has been involved in an environmental clean-up effort at one of its facilities since 1983. A reserve of $1,200,000 was established and charged against operations in 1991 in order to cover estimated minimum future costs of this clean-up effort. As of June 30, 1994, the remaining reserve for these future costs at this facility, principally ongoing monitoring, totaled $663,000. The Company has previously recovered all amounts available under insurance policies concerning this clean-up effort.

            The ultimate legal and financial liability of the Company in respect to these matters cannot be estimated with certainty. Based upon its own examination and experience to date, and upon information provided by legal counsel and outside consultants, it is management's opinion that the resolution of these matters should not have a material impact on the Company's consolidated financial statements.

            9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

            The following unaudited information shows selected items by quarter for the years ended June 30, 1994 and 1993, respectively. As explained in Note 1, Changes in Methods of Accounting, the first quarter 1994 loss and loss per common share have been restated to reflect the retroactive application of SFAS No. 112. This restatement increased the first quarter 1994 net loss by $264,000 ($.03 per share) from amounts previously reported.

                                                             First          Second           Third          Fourth
                                                            Quarter         Quarter         Quarter         Quarter
                                                          -----------     -----------     -----------     -----------
                  Net sales:
                       1994...........................    $41,392,602     $47,898,718     $51,477,828     $60,404,956
                       1993...........................     57,716,268      50,113,806      63,016,458      62,205,601
                  Gross profit:
                       1994...........................      5,101,531       6,209,244       5,191,543         730,227
                       1993...........................      7,911,474       7,071,957       8,761,818      11,247,606
                  Income (loss):
                       1994...........................       (715,971)        196,231        (562,642)     (3,817,032)
                       1993...........................      1,194,609         922,502       1,543,887       2,976,944
                  Income (loss) per common share:
                       1994...........................          $(.09)           $.03           $(.08)          $(.49)
                       1993...........................            .15             .12             .20             .38

            In the fourth quarter of 1994, gross profit was decreased by approximately $4,600,000 due to downward adjustments in the carrying value of inventories and related costs of certain commercial and defense contracts within the Electronics segment.

            10. SEGMENT INFORMATION

            The Company's operations have been classified into two segments: (1) ELECTRONICS includes micro-processor based systems, transducers, printed circuit boards and assemblies, sensors and electronic and electromechanical contract manufacturing for the telecommunications, electronics and other industries. It also includes sonobuoys which are anti-submarine warfare (ASW) devices used by the U.S. Navy and other free world military establishments. (2) AUTOMOTIVE AND INDUSTRIAL PRODUCTS include electric and air horns for passenger cars, trucks and boats, stampings and assemblies for a variety of passenger cars and trucks including floor shifters, spare tire carriers and metal airbag components, other automotive parts and marine devices and products for the telecommunication industry.

            Total sales to the Ford Motor Company were $34,428,000 in 1994, $30,623,000 in 1993 and $19,354,000 in 1992; total sales to General
            Motors Corporation were $30,962,000, $24,437,000 and $20,220,000 in
            1994, 1993 and 1992, respectively, from the Automotive and Industrial Products segment. Total direct sales on prime contracts to United States Government agencies were $33,649,000 in 1994, $88,006,000 in 1993 and $123,177,000 in 1992, principally from the
            Electronics segment. No other customer accounted for 10% or more of consolidated sales in 1994, 1993 or 1992. Trade receivables of the Automotive and Industrial Products segment, principally representing the three largest domestic automotive manufacturers, were approximately $16,522,000, $13,615,000 and $9,968,000 at June 30,
            1994, 1993 and 1992, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            CONTINUED

            Foreign export sales by U.S. operations to unaffiliated customers were $34,675,000 in 1994, $32,607,000 in 1993 and $37,789,000 in
            1992, respectively, with a majority of these sales from the Electronics segment. Sales of ASW devices and related engineering contract services for the years 1994-1990 contributed approximately 24%, 45%, 61%, 61% and 50%, respectively, to total sales. Sales of floor shifter assemblies for 1994 and 1993 contributed approximately 18% and 13%, respectively, to total sales while sales of horns for 1994 contributed approximately 10% to total sales. Sales between segments were not significant in any of these years.

            Operating profit is total revenue less operating expenses. In computing operating profit, general corporate expenses and interest expense have not been allocated to business segments. General corporate expenses include general and administrative costs. General corporate assets consist primarily of cash and invested funds, deferred taxes, prepaid pension costs and income taxes recoverable.

                                                                                   Years ended June 30
                                                         ------------------------------------------------------------------------
                                                             1994           1993           1992           1991           1990
                                                         ------------   ------------   ------------   ------------   ------------
                                                                                                       (not covered by Report of
                                                                                                         Independent Auditors)
                  SALES:
                    Electronics........................  $ 95,453,340   $147,457,053   $180,945,228   $153,775,837   $107,806,247
                    Automotive and Industrial
                      Products.........................   105,720,764     85,595,080     64,434,738     60,580,936     70,332,231
                                                         ------------   ------------   ------------   ------------   ------------
                                                         $201,174,104   $233,052,133   $245,379,966   $214,356,773   $178,138,478
                                                         =============  =============  =============  =============  =============
                  OPERATING PROFIT (LOSS):
                    Electronics........................  $ (5,274,868)  $  9,865,696   $ 15,518,782   $ 14,022,267   $(11,414,261)
                    Automotive and Industrial
                      Products.........................       573,524      3,160,202       (982,050)    (2,602,540)     1,361,698
                                                         ------------   ------------   ------------   ------------   ------------
                                                           (4,701,344)    13,025,898     14,536,732     11,419,727    (10,052,563)
                    General corporate expenses.........    (2,105,103)    (2,010,198)    (2,071,313)    (2,135,147)    (1,824,736)
                                                         ------------   ------------   ------------   ------------   ------------
                                                         $ (6,806,447)  $ 11,015,700   $ 12,465,419   $  9,284,580   $(11,877,299)
                                                         =============  =============  =============  =============  =============
                  IDENTIFIABLE ASSETS:
                    Continuing operations:
                      Electronics......................  $ 55,820,560   $ 63,627,181   $ 62,026,667   $ 68,404,250   $ 65,894,663
                      Automotive and Industrial
                        Products.......................    45,137,343     35,304,845     31,286,830     29,263,794     35,286,344
                      General corporate................     7,764,037      5,456,693      5,257,583      5,344,239     12,176,061
                                                         ------------   ------------   ------------   ------------   ------------
                                                          108,721,940    104,388,719     98,571,080    103,012,283    113,357,068
                    Discontinued oil and gas
                      operations.......................            --             --             --             --      9,087,384
                                                         ------------   ------------   ------------   ------------   ------------
                                                         $108,721,940   $104,388,719   $ 98,571,080   $103,012,283   $122,444,452
                                                         =============  =============  =============  =============  =============
                  PROVISION FOR DEPRECIATION:
                    Electronics........................  $    935,345   $    963,582   $  1,151,321   $  1,425,243   $  1,487,954
                    Automotive and Industrial
                      Products.........................     2,546,650      2,106,533      1,575,177      1,441,472      1,501,635
                    General corporate..................         6,912          4,848          3,084          1,728          4,256
                                                         ------------   ------------   ------------   ------------   ------------
                                                         $  3,488,907   $  3,074,963   $  2,729,582   $  2,868,443   $  2,993,845
                                                         =============  =============  =============  =============  =============
                  CAPITAL EXPENDITURES:
                    Electronics........................  $  1,092,066   $    398,712   $    846,898   $    603,054   $    678,606
                    Automotive and Industrial
                      Products.........................     5,797,573      2,977,916      2,201,911      1,336,314      1,418,739
                    General corporate..................        22,269          5,008          5,110          4,056          3,021
                                                         ------------   ------------   ------------   ------------   ------------
                                                         $  6,911,908   $  3,381,636   $  3,053,919   $  1,943,424   $  2,100,366
                                                         =============  =============  =============  =============  =============


SELECTED FINANCIAL DATA

            SPARTON CORPORATION & SUBSIDIARIES

            Years Ended June 30
            ---------------------------------------------------------------------------------------------------------------------

                                                             1994           1993           1992           1991           1990
                                                         ------------   ------------   ------------   ------------   ------------
                  OPERATING RESULTS
                  Net sales............................  $201,174,104   $233,052,133   $245,379,966   $214,356,773   $178,138,478
                  Costs and expenses...................   207,980,551    222,036,433    232,914,547    205,063,593    189,925,531
                                                         ------------   ------------   ------------   ------------   ------------
                                                           (6,806,447)    11,015,700     12,465,419      9,293,180    (11,787,053)
                  Other income (expense):
                    Interest...........................      (685,279)      (601,975)    (1,073,423)    (2,675,050)    (3,490,703)
                    Other-net..........................       471,312        229,217        417,295        924,206      1,380,998
                                                         ------------   ------------   ------------   ------------   ------------
                                                             (213,967)      (372,758)      (656,128)    (1,750,844)    (2,109,705)
                                                         ------------   ------------   ------------   ------------   ------------
                  Income (loss) from continuing
                    operations before income taxes.....    (7,020,414)    10,642,942     11,809,291      7,542,336    (13,896,758)
                  Provision (credit) for income
                    taxes..............................    (2,121,000)     4,005,000      3,841,000      3,245,000     (6,246,000)
                                                         ------------   ------------   ------------   ------------   ------------
                  Income (loss) from continuing
                    operations.........................    (4,899,414)     6,637,942      7,968,291      4,297,336     (7,650,758)
                  Loss from discontinued oil and gas
                    operations, net of income taxes....            --             --             --       (167,880)    (1,663,402)
                                                         ------------   ------------   ------------   ------------   ------------
                  Net income (loss)....................  $ (4,899,414)  $  6,637,942   $  7,968,291   $  4,129,456   $ (9,314,160)
                                                         =============  =============  =============  =============  =============
                  Weighted average common shares
                    outstanding........................     7,810,721      7,800,543      7,791,672      7,791,672      7,826,808

                  PER SHARE OF COMMON STOCK
                  Income (loss):
                    Continuing operations..............         $(.63)         $ .85          $1.02          $ .55         $ (.98)
                    Discontinued operations............            --             --             --           (.02)          (.21)
                                                         ------------   ------------   ------------   ------------   ------------
                                                                $(.63)         $ .85          $1.02          $ .53         $(1.19)
                                                         =============  =============  =============  =============  =============
                  Shareowners' equity..................         $7.95          $8.57          $7.74          $6.71         $ 6.18
                  Dividends............................            --             --             --             --            .26

                  OTHER FINANCIAL DATA
                  Total assets.........................  $108,721,940   $104,388,719    $98,571,080   $103,012,283   $122,444,452
                  Working capital......................    42,204,541     51,212,170     45,308,069     37,336,643     24,064,996
                  Working capital ratio................        2.00:1         2.56:1         2.34:1         1.81:1         1.34:1
                  Long-term obligations................  $    626,012   $    785,120    $   943,423   $  1,101,184   $  1,237,865
                  Shareowners' equity..................    62,070,784     66,965,823     60,275,943     52,307,652     48,178,196
                  Return on ending shareowners'
                    equity.............................         (7.9%)          9.9%          13.2%           7.9%         (19.3%)

MANAGEMENT'S DISCUSSION & ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

            RESULTS OF OPERATIONS

            The Company's operations have been classified into two segments:
            Electronics and Automotive and Industrial Products.

            FISCAL 1994 COMPARED TO FISCAL 1993

            Sales for the year ended June 30, 1994 totaled $201,174,000, a decline of $31,878,000 (14%) from 1993. Revenues were below internal expectations. Sales decreased 36% at Sparton Electronics, reflecting both the anticipated declining level of U.S. Government defense-related sales and unexpected delays in certain defense product shipments. In addition, certain commercial sales did not materialize as planned. Commercial sales volume at Sparton Electronics continues to expand, but not at a level sufficient to offset the decline in defense-related revenues. Sales decreased substantially at the Canadian unit compared both to last year and to internal expectations. Revenues also declined at Sparton Technology, as anticipated, due to reduced government and contract manufacturing sales. This revenue decrease was partially offset by expanding foreign and proprietary product revenues. The Automotive and Industrial Products segment sales continue to expand with an aggregate revenue increase of $20,126,000 (24%) for the current year. Sales increases occurred at all three units that comprise this segment. This growth exceeded expectations by over $6,000,000 and reflects both increased demand as well as new product shipments.

            The Company reported a loss from operations of $6,806,000 in 1994 compared to income from operations of $11,016,000 in 1993. These operating results were below expectations. Sparton Electronics incurred a loss for the current year compared to profitable operations the previous year. Margins continue to be adversely impacted by increased costs associated with the start-up of several new programs, unexpected production delays and lower than anticipated sales volumes. In the fourth quarter of 1994, gross margins were decreased by approximately $4,600,000 due to the writedown in carrying value of inventories and related costs of certain commercial and defense contracts within Sparton Electronics. This adjustment resulted from a review of existing products and markets and the inventories' realizable value. The Canadian unit incurred an operating loss primarily due to extremely low sales volume. Sparton Technology reported a small loss in 1994, but this loss was significantly less than that incurred in 1993 primarily due to various cost cutting measures instituted. The Automotive and Industrial Products segment incurred a small operating loss for the current year compared to an operating profit last year. An operating profit for 1994 was anticipated. Factors contributing to this loss included costs associated with the relocation of a production facility, unexpected difficulties on new product launches, capacity problems at certain facilities, and an inability to adjust certain prices due to competitive pressures. A production facility was purchased in Hartford City, Indiana during the year in order to expand this segment's manufacturing capacity. Price increases on several product lines have been requested, but with only limited success. Efforts to obtain price increases continue.

            Interest expense increased $83,000 in 1994 to $685,000 due to higher average borrowings. Other income increased $242,000 to $471,000 primarily due to the realization of gain on the sale of a plant. Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." The cumulative effect of this required change in the method for accounting for income taxes resulted in a credit in the first quarter of 1994 of $264,000 ($.03 per share), primarily from a reduction in the income tax rates used to record deferred tax liabilities. In the fourth quarter of 1994, the Company elected to early adopt Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," retroactively as of July 1, 1993. The cumulative effect of this change as of the beginning of the year was a charge of $264,000 ($.03 per share), net of income taxes of $149,000. This accounting change had no material effect on the results of operations for the year or for the individual quarterly reporting periods. The accounting changes, when taken together, had no effect on the net loss reported for 1994.

            After provision (credit) for applicable income taxes, as discussed in Note 7 to the financial statements, the Company incurred a net loss of $4,899,000 ($.63 per share) in 1994 compared to net income of $6,638,000 ($.85 per share) in 1993.

            FISCAL 1993 COMPARED TO FISCAL 1992

            Sales for the year ended June 30, 1993 totaled $233,052,000, a decline of $12,328,000 (5%) from 1992. Sales decreased $24,515,000
            (16%) at Sparton Electronics. This decrease reflected the declining level of U.S. Government defense-related sales. Sparton Electronics commercial sales expanded, but not at a sufficient level to offset the decline in U.S. Government revenues. Sales for 1993 at the Canadian unit declined compared to the level achieved in 1992. Revenues at Sparton Technology decreased 33% due to reduced government and contract manufacturing sales. In the third quarter of 1993, Sparton Technology was notified that it was not awarded a major add-on contract for U.S. Postal Service equipment which had been anticipated. The customer, a prime contractor to the U.S. Postal Service, was not selected for an award. The Automotive and Industrial Products segment continued to expand with an aggregate sales increase of $21,160,000 (33%)
            in 1993 compared to the prior year. This increase reflects both increased customer demand as well as new product shipments.

            The Company reported income from operations of $11,016,000 in 1993 compared to $12,465,000 in 1992. Sparton Electronics operated profitably, but below the level achieved in 1992. Margins continued to be adversely impacted by increased costs associated with delays in the production schedule and increased costs of materials. The Canadian unit operated at a loss in 1993. Sparton Technology reported a loss in 1993 compared to profitable operations the prior year as sales volume was significantly lower than anticipated. The previously mentioned loss of an anticipated U.S. Postal Service related contract has resulted in staff reductions at this unit. The Automotive and Industrial Products segment had profitable operations of $2,233,000 in 1993 compared to a loss of $1,800,000 in 1992.
            While improvements were realized at all three units, aggregate automotive margins remained below desired levels due to the inability to adjust prices primarily because of competitive pressures.

            Interest expense decreased $471,000 in 1993 to $602,000 due to lower average borrowings and lower interest rates. Average borrowings decreased approximately $4,000,000 to $11,700,000 in 1993. Other income declined $188,000 to $229,000. After provision for applicable income taxes, the Company reported net income of $6,638,000 ($.85 per share) in 1993 compared to $7,968,000 ($1.02 per share) in 1992.

            LIQUIDITY AND CAPITAL RESOURCES

            The primary source of cash and equivalents has historically been from operations. Short-term credit facilities are used to provide liquidity. The Company anticipates a change in the mix of its capital resources as the volume of U.S. defense-related contract work declines. Certain contracts, including many within the defense operations of Sparton Electronics, provide for interim progress billings based on costs incurred. These progress billings reduce the amount of cash that would otherwise be required during the performance of these contracts. As the volume of U.S. defense-related contract work declines, so will the relative importance of progress billings as a component of the Company's aggregate capital resources. Unused amounts available under existing credit facilities are the only immediate source of cash and equivalents.

            Cash flows used by operating activities were $10,610,000 in 1994 compared to cash flows provided of $7,760,000 in 1993 and $11,077,000 in 1992. Primary causes of the 1994 cash flows used in operating activities were operating losses, decreases in accounts payable and increases in income taxes recoverable.

            Cash flows used by investing activities were $6,817,000 in 1994, $3,431,000 in 1993 and $2,701,000 in 1992. The Company's principal investing activity was the purchase of property, plant and equipment. As previously discussed, the Company purchased a production facility in Hartford City, Indiana in order to expand its automotive operations. The Company will continue to invest in additional plant and equipment to accommodate additional automotive business previously awarded.

            Cash flows from financing activities were $16,580,000 in 1994 compared to cash flows used of $5,185,000 in 1993 and $8,180,000 in 1992. The increase in 1994 was due to the increase in the Company's short-term borrowings to fund its operating and investing activities. The Company maintains unsecured, informal lines of credit currently totalling $26,500,000 with three separate banks.

            At June 30, 1994, the Company had $42,205,000 in working capital. At that date, there were no significant unusual contractual commitments.

            OTHER

            The Company has been involved in an environmental clean-up effort at Sparton Technology's Coors Road facility since 1983. Costs incurred totalled $81,000 for 1994 compared to $196,000 last year. These costs were charged against a reserve initiated in 1991 to cover estimated future minimum costs. As of June 30, 1994, the remaining reserve for future minimum costs totalled $663,000. The Company has previously recovered all amounts available under insurance policies concerning this clean-up effort. A remedial action plan has been developed and submitted for approval but negotiations continue with respect to such plan. In addition, the Company is involved in several related issues with State of New Mexico environmental agencies. Until these and other related issues are resolved, management is unable to accurately assess what the ultimate costs incurred may be. Management continues to work diligently in pursuing these issues and believes that their ultimate resolution should not have a material adverse effect on the Company's consolidated financial statements.

            The Company's sales of sonobuoys, principally to the U.S. Navy, have declined dramatically from $151,024,000 in 1992 to $47,645,000 in 1994, reflecting overall changes in the U.S. Navy's budget. Based on current information, it is expected that the U.S. Navy's budget for production sonobuoys for the foreseeable future will continue at reduced levels. The Navy

MANAGEMENT'S DISCUSSION & ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  CONTINUED

            is funding development efforts to improve the detection capability of current systems and to implement new detection systems for planned deliveries starting in 1996. The Company is currently developing certain of these new systems both individually and jointly with a major competitor. At the present time, the Company is uncertain as to the market potential of these new systems, and if it would be the supplier of choice if these systems go to production. The international market for sonobuoys has also been adversely impacted by reduced budgets. As most foreign governments use sonobuoys for training and do not maintain the same high level of reserves of the U.S. Navy, the reductions in the international market presently experienced and expected in the future should be less severe. In response to this changing environment, the Company has previously consolidated certain of its manufacturing facilities, continues to reduce costs within the defense-oriented operations and is developing commercial opportunities which will utilize its existing technological and manufacturing capabilities. In addition, the Company is focusing on expanding sales in its automotive and other commercial electronics markets on a worldwide basis. Management, however, cannot predict the level of U.S. sonobuoy awards it will receive over the next several years, the growth in sales volume of new commercial business intended to replace these declining defense revenues, nor the resulting financial impact of these changes on the Company's operations. As with any change of this magnitude, unexpected delays in new program start-ups and their associated cost impacts frequently occur. Investors should be aware of this uncertainty and make their own independent evaluation.
            ------------------------------------------------------------------

DIRECTORS
                                [GROUP PHOTO]


                THE SPARTON BOARD OF DIRECTORS ARE, LEFT TO RIGHT, BLAIR
                H. THOMPSON, DAVID W. HOCKENBROCHT, JAMES N. DEBOER, ROBERT J. KIRK, JOHN J. SMITH, LAWSON K. SMITH AND MARSHALL V. NOECKER.

DIRECTORS, OFFICERS & GENERAL MANAGERS

DIRECTORS

 James N. DeBoer, Partner
       Law Firm of Varnum, Riddering,
       Schmidt and Howlett
       Grand Rapids, Michigan

 David W. Hockenbrocht, President
       Sparton Corporation

*Robert J. Kirk, Financial Consultant
       Toledo, Ohio

*Marshall V. Noecker, President
       Noecker Group
       Garden City, Michigan

 John J. Smith, Chairman
       Sparton Corporation

 Lawson K. Smith, President
       Sparton Engineered Products, Inc.-
       Lake Odessa Group
       Lake Odessa, Michigan

 Blair H. Thompson, Retired
       Vice President-Treasurer
       Sparton Corporation
       Jackson, Michigan

*Audit Committee


OFFICERS AND GENERAL MANAGERS

SPARTON CORPORATION

John J. Smith, Chairman and Chief Executive Officer

David W. Hockenbrocht, President and Chief Operating
         Officer

Richard L. Langley, Vice President-Treasurer

Lawson K. Smith, Vice President-Secretary

Richard H. Nichols, Vice President, Assistant Secretary

R. Jan Appel, Vice President, General Counsel and
         Assistant Secretary

Joseph S. Lerczak, Assistant Treasurer

ELECTRONICS

Douglas E. Johnson, Vice President-General Manager
         Sparton Electronics (Assumed current assignment
         July 1, 1994)

Mark W. Pickard, Vice President-General Manager
         Sparton of Canada, Ltd.

Richard D. Mico, Vice President-General Manager
         Sparton Technology, Inc.

AUTOMOTIVE & INDUSTRIAL PRODUCTS

Jerry R. Gause, Vice President-General Manager
         Sparton Engineered Products, Inc.-
         KPI Group

Gary A. White, Vice President-General Manager
         Sparton Engineered Products, Inc.-
         Lake Odessa Group

William C. Mirgain, Vice President-General Manager
         Sparton Engineered Products, Inc.-
         Flora Group (Assumed current assignment
         July 18, 1994)

BUSINESS SEGMENTS

ELECTRONICS

SPARTON ELECTRONICS
Administrative Office
Johnson Lake Rd.
DeLeon Springs, FL 32130
    MANUFACTURING AND ENGINEERING SERVICES
       Brooksville, FL
    TECHNICAL CENTER
       Jackson, MI
    MANUFACTURING FACILITIES:
       Jackson, MI
       DeLeon Springs, FL (2 plants)
       Brooksville, FL
    WASHINGTON OFFICE
       1215 Jefferson Davis Highway
       Crystal Gateway III, Suite 306
       Arlington, VA 22202

SPARTON OF CANADA, LTD.
99 Ash St.
London, Ontario N5Z 4V3

SPARTON TECHNOLOGY, INC.
Administrative Office
4901 Rockaway Blvd., S.E.
Rio Rancho, NM 87124
    MANUFACTURING FACILITIES:
       Albuquerque, NM
       Deming, NM
       Rio Rancho, NM


AUTOMOTIVE & INDUSTRIAL PRODUCTS

SPARTON ENGINEERED PRODUCTS, INC.
- - -FLORA GROUP
Administrative Office and Technical Center
Old U.S. Highway 50 W
Flora, IL 62839
    MANUFACTURING FACILITIES:
       Flora, IL
       Grayville, IL (2 plants)
    INTERNATIONAL SALES-ENGINEERING OFFICE
       1000 John R Rd., Suite 202
       Troy, MI 48083

SPARTON ENGINEERED PRODUCTS, INC.
- - -LAKE ODESSA GROUP
Administrative Office and Technical Center
2820 29th St., S.E.
Kentwood, MI 49512
    MANUFACTURING FACILITIES:
       Lake Odessa, MI
       Gladwin, MI
    SALES-ENGINEERING REPRESENTATIVES' OFFICE
       2075 W. Big Beaver Rd., Suite 222
       Troy, MI 48084

SPARTON ENGINEERED PRODUCTS, INC.
- - -KPI GROUP
Administrative and Sales Offices and Technical Center
427 N. Griffin St.
Grand Haven, MI 49417
    MANUFACTURING FACILITIES:
       Brownstown, IN
       White Cloud, MI
       Spring Lake, MI
       Hartford City, IN

CORPORATE OFFICE

SPARTON CORPORATION
2400 E. Ganson St.
Jackson, MI 49202
Phones (517) 787-8600 / (800) 248-9579
Fax (517) 787-1822

COMMON STOCK LISTING
New York Stock Exchange

TRANSFER AGENT/REGISTRAR
Society National Bank
P.O. Box 6477
Cleveland, OH 44101-1477
800-542-7792

NEW YORK TRANSFER FACILITY
Society Trust Company of New York
5 Hanover Square
10th Floor
New York, NY 10004

FORM 10-K AVAILABLE
A copy of Sparton Corporation's annual report on Form 10-K for the year ended June 30, 1994, filed with the Securities and Exchange Commission, will be furnished without charge to any shareowner upon written request to Richard L. Langley, Vice President-Treasurer, Sparton Corporation, 2400 E. Ganson St., Jackson, MI 49202

NOTICE OF ANNUAL MEETING
The Annual Meeting of Sparton Corporation will be held at 10:00 a.m. on Wednesday, October 26, 1994, in the Company offices, 2400 E. Ganson St., Jackson, Michigan.







It is Sparton Corporation's policy to afford equal employment opportunity to all employees and qualified applicants for employment without regard to race, religion, creed, color, sex, national origin, age, handicap or veteran status.