Form 10-K, Exhibit 13
period 1995-06-30
SPARTON CORP
filed 1995-09-28
CIK 92679

                                                            FINANCIAL HIGHLIGHTS

SPARTON CORPORATION & SUBSIDIARIES For Years Ended June 30
===============================================================================================================
                                                       1995                    1994                    1993
===============================================================================================================
Net Sales                                          $209,530,768            $201,174,014            $233,052,133
Net Income (Loss)                                    (6,460,721)             (4,899,414)              6,637,942
Working Capital                                      33,187,775               42,204541              51,212,170
Working Capital Ratio                                    1.66:1                  2.00:1                  2.56:1
Common Shares Outstanding at June 30                  7,811,370               7,811,370               7,810,370
Long-Term Obligations                               $   466,368            $    626,012            $    785,120
Per Common Share:
    Net Income (Loss)                                     $(.83)                  $(.63)                  $ .85
    Working Capital                                        4.25                    5.40                    6.56
    Shareowners' Equity                                    7.12                    7.95                    8.57
    Dividends                                                --                      --                      --



Market Data
PRICE RANGE

NEW YORK STOCK EXCHANGE                                                  YEARS ENDED JUNE 30
===================================================================================================================
                                                      1995                      1994                     1993
===================================================================================================================
Quarter Ended:                                   High       Low           High        Low            High      Low
                                                 ---------------          ----------------          ---------------
    September 30                                 5 3/4     4 5/8          6 5/8      5 3/8          8 1/8     5 1/4
    December 31                                  5 5/8     4 1/4          7 1/2      6              6 5/8     4 3/4
    March 31                                     4 1/2     3 3/8          7 1/4      6 1/8          6 1/4     5 7/8
    June 30                                      5 1/4     3 1/2          6 1/2      4 7/8          6 1/4     5

Recent Price as of August 25, 1995                         4 3/4

Shareowners of record                                     1,102

CONSOLIDATED BALANCE SHEETS

SPARTON CORPORATION & SUBSIDIARIES June 30, 1995 and 1994
=======================================================================================================================
                                                                                                1995            1994
=======================================================================================================================
ASSETS
Current assets:
    Cash                                                                                  $   1,203,184   $   1,713,718
    Income taxes recoverable                                                                  2,283,646       2,591,000
    Accounts receivable:
        Trade, less allowance of $179,000 ($103,000 in 1994)
        for doubtful accounts                                                                28,312,939      24,783,888
        U.S. and foreign governments                                                          8,674,737       7,149,291
    Inventories (Notes 1 and 2)                                                              39,608,812      45,835,914
    Prepaid expenses (Note 6)                                                                 3,746,705       2,434,109
                                                                                          -------------   -------------
        Total current assets                                                                 83,830,023      84,507,920

Other assets (Note 5)                                                                         4,276,130       3,060,062
Property, plant and equipment, at cost:
    Land and land improvements                                                                1,849,285       1,823,505
    Buildings and building equipment                                                         19,470,730      19,184,574
    Machinery and equipment                                                                  41,902,310      38,675,057
                                                                                          -------------   -------------
                                                                                             63,222,325      59,683,136
    Less accumulated depreciation                                                           (40,673,706)    (38,529,178)
                                                                                          -------------   -------------
        Net property, plant and equipment                                                    22,548,619      21,153,958
                                                                                          -------------   -------------
                                                                                          $ 110,654,772   $ 108,721,940
                                                                                          =============   =============

See accompanying notes

FINANCIAL TRENDS AT A GLANCE

               NET SALES                                                NET INCOME (LOSS) PER COMMON SHARE
               (In Millions of Dollars)

               '91         '92       '93      '94      '95                '91      '92     '93      '94       '95
             $214.4      $245.4    $233.1   $201.2   $209.5              $0.53    $1.02   $0.85    $(.63)     (.83)



SPARTON CORPORATION & SUBSIDIARIES June 30, 1995 and 1994
=====================================================================================================================
                                                                                            1995              1994
=====================================================================================================================
LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
    Notes payable (Note 3)                                                             $ 25,580,740      $ 20,614,550
    Accounts payable (Note 2)                                                            16,170,576        12,872,286
    Salaries and wages                                                                    3,143,024         2,840,827
    Income taxes                                                                            596,006           446,331
    Accrued liabilities                                                                   5,151,902         5,529,385
                                                                                       ------------      ------------
        Total current liabilities                                                        50,642,248        42,303,379
Deferred compensation                                                                     1,976,593         1,912,265
Deferred income taxes (Note 6)                                                            1,959,500         1,809,500
Long-term obligations, net of current maturities (Note 3)                                   466,368           626,012
Commitments and contingencies (Note 7)
Shareowners' equity:
    Preferred stock, serial, no par value; 200,000 shares authorized,
      none outstanding                                                                         ---                ---
    Common stock, $1.25 par value; 8,500,000 shares authorized,
      7,811,370 shares outstanding after deducting 123,342 shares
      in treasury (Note 4)                                                                9,764,213         9,764,213
    Capital in excess of par value                                                          403,067           403,067
    Retained earnings                                                                    45,442,783        51,903,504
                                                                                       ------------      ------------
          Total shareowners' equity                                                      55,610,063        62,070,784
                                                                                       ------------      ------------
                                                                                       $110,654,772      $108,721,940
                                                                                       ============      ============





               Equity Per Common Share                                          Working capital
                                                                                (In Millions of Dollars)
        '91      '92      '93      '94      '95                         '91      '92      '93      '94      '95
      $6.71     7.74     8.57     7.95     7.12                       $37.3     45.3     51.2     42.2     33.2


CONSOLIDATED STATEMENTS OF OPERATIONS

SPARTON CORPORATION & SUBSIDIARIES Years ended June 30, 1995, 1994 and 1993

=========================================================================================================================
                                                                           1995                1994             1993
=========================================================================================================================
Net sales                                                             $209,530,768         $201,174,104      $233,052,133
Costs and expenses:
    Costs of goods sold                                                195,946,377          183,941,559       198,059,278
    Selling and administrative                                          22,093,481           24,038,992        23,977,155
                                                                      ------------         ------------      ------------
                                                                       218,039,858          207,980,551       222,036,433
                                                                      ------------         ------------      ------------
                                                                        (8,509,090)          (6,806,447)       11,015,700
Other income (expense):
    Interest                                                            (1,655,847)            (685,279)         (601,975)
    Other-net                                                              650,216              471,312           229,217
                                                                      ------------         ------------      ------------
                                                                        (1,005,631)            (213,967)         (372,758)
                                                                      ------------         ------------      ------------
Income (loss) before income taxes                                       (9,514,721)          (7,020,414)       10,642,942
Provision (credit) for income taxes (Notes 1 and 6)                     (3,054,000)          (2,121,000)        4,005,000
                                                                      ------------         ------------      ------------
Net income (loss)                                                     $ (6,460,721)        $ (4,899,414)     $  6,637,942
                                                                      ============         ============      ============

Net income (loss) per share of common stock                                 $(.83)               $(.63)             $.85
                                                                            =====                =====              ====
See accompanying notes


FINANCIAL TRENDS AT A GLANCE (continued)

               Governmental Sales                                       Commercial Sales
               (In Millions of Dollars)                                 (In Millions of Dollars)
        '91      '92      '93      '94      '95                         '91      '92      '93      '94      '95
     $139.6    165.0    111.1     50.2     38.5                       $74.8     80.4    122.0    151.0    171.0


                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

SPARTON CORPORATION & SUBSIDIARIES Years ended June 30, 1995, 1994 and 1993


=======================================================================================================================
                                                                          1995              1994               1993
=======================================================================================================================
OPERATING ACTIVITIES:
     Net income (loss)                                                 $(6,460,721)      $(4,899,414)       $ 6,637,942
     Add (deduct) non-cash items affecting operations:
         Depreciation                                                    4,421,868         3,488,907          3,074,963
         Deferred income taxes                                            (928,000)          102,000            517,000
         Other                                                            (362,783)         (470,104)         (363,243)
     Add (deduct) changes in operating assets and liabilities:
         Income taxes recoverable                                          307,354        (2,591,000)          348,580
         Accounts receivable                                            (5,295,331)         (314,308)         (668,129)
         Inventories and prepaid expenses                                5,790,272         1,666,407        (5,906,256)
         Accounts payable, salaries and wages, accrued liabilities
           and income taxes                                              3,372,208        (7,592,865)        4,119,432
                                                                        ----------        ----------        ----------
              NET CASH PROVIDED (USED) BY
                OPERATING ACTIVITIES                                       844,867       (10,610,377)        7,760,289
INVESTING ACTIVITIES:
     Purchases of property, plant and equipment                         (6,093,808)       (6,911,908)       (3,381,636)
     Proceeds from sale of property, plant and equipment                   277,279            23,205            13,362
     Other                                                                (345,889)           71,918           (62,846)
                                                                        ----------        ----------        ----------
              NET CASH USED BY INVESTING ACTIVITIES                     (6,162,418)       (6,816,785)       (3,431,120)

FINANCING ACTIVITIES:
     Increase (decrease) in notes payable                                4,966,190        16,734,550        (5,078,810)
     Proceeds from the exercise of stock options                               ---             4,375            51,938
     Principal payments on long-term borrowings                           (159,173)         (158,611)         (157,916)
                                                                        ----------        ----------        ----------
              NET CASH PROVIDED (USED) BY
                FINANCING ACTIVITIES                                     4,807,017        16,580,314        (5,184,788)
                                                                        ----------        ----------        ----------

DECREASE IN CASH                                                          (510,534)         (846,848)         (855,619)
    Cash at beginning of year                                            1,713,718         2,560,566         3,416,185
                                                                        ----------        ----------        ----------

CASH AT END OF YEAR                                                    $ 1,203,184       $ 1,713,718       $ 2,560,566
                                                                        ==========        ==========        ==========

Supplemental disclosures of cash paid (refunded) during the year for
     Interest                                                          $ 1,545,276       $   672,199       $   580,508
                                                                        ==========        ==========        ==========
     Income taxes                                                      $(2,621,789)      $   984,844       $ 3,103,929
                                                                        ==========        ==========        ==========
See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREOWNER'S EQUITY


SPARTON CORPORATION & SUBSIDIARIES Years ended June 30, 1995, 1994 and 1993
=====================================================================================================================
                                              Common stock,
                                             $1.25 par value            Capital in
                                        --------------------------       excess of        Retained
                                          Shares         Amount          par value        earnings           Total
=====================================================================================================================
Balance July 1, 1992                    7,791,672      $9,739,590        $371,377       $50,164,976       $60,275,943
    Net income                                                                            6,637,942         6,637,942
    Exercise of Stock options              18,698          23,373          28,565                              51,938
                                        ---------      ----------        --------       -----------       -----------

Balance June 30, 1993                   7,810,370       9,762,963         399,942        56,802,918        66,965,823
    Net loss                                                                             (4,899,414)       (4,899,414)
    Exercise of stock options               1,000           1,250           3,125                               4,375
                                        ---------      ----------        --------       -----------       -----------

Balance June 30, 1994                   7,811,370       9,764,213         403,067        51,903,504        62,070,784
    Net loss                                                                             (6,460,721)       (6,460,721)
                                        ---------      ----------        --------       -----------       -----------

Balance June 30, 1995                   7,811,370      $9,764,213        $403,067       $45,442,783       $55,610,063
                                        =========      ==========        ========       ===========       ===========
See accompanying notes

Report of Independent Auditors

The Board of Directors and Shareowners
Sparton Corporation

We have audited the accompanying consolidated balance sheets of Sparton Corporation and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sparton Corporation and subsidiaries at June 30, 1995 and 1994, and the consolidated results of thee operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in the year ended June 30, 1994, the Company changed its methods of accounting for income taxes and postemployment benefits.

                                                ERNST & YOUNG LLP

Toledo, Ohio
August 18, 1995

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Sparton Corporation and all subsidiaries. All significant intercompany transactions and accounts have been eliminated.

CONTRACT ACCOUNTING - long-term contracts relate principally to government defense and commercial contracts within the Electronics segment. Production contracts are accounted for based on completed units shipped and their estimated average contract cost per unit. Development contracts are accounted for based on percentage completion. Costs and fees billed under cost reimbursement type contracts are recorded as sales.

CREDIT PRACTICES - The Company manufactures and sells products principally in the commercial electronics, defense and automotive manufacturing industries. Credit terms are granted and periodically revised based on evaluations of the customers' financial condition with collateral generally not required. Receivables from foreign customers are generally secured by letters of credit. Credit losses relating to customers consistently have been within management's expectations.

INVENTORIES - Inventories are valued at the lower of cost (first-in, first-out basis) or market.

DEPRECIATION - Depreciation is provided over estimated useful lives on accelerated methods, except for certain buildings, machinery and equipment with an aggregate cost of approximately $12,507,000 at June 30, 1995, which are being depreciated on the straight-line method.

RESEARCH AND DEVELOPMENT EXPENDITURES - Expenditures for research and development not funded by customers amounted to approximately $4,455,000 in 1995, $3,424,000 in 1994, and $3,356,000 in 1993.

EARNINGS PER SHARE - Earnings per shale are computed using the weighted average number of common shares outstanding of 7,811,370 in 1995, 7,810,721 in 1994 and 7,800,543 in 1993. Inclusion of outstanding stock options in the computation would not result in any significant dilution.

CHANGES IN METHODS OF ACCOUNTING - Effective the first quarter of 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. They are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Prior years financial statements have not been restated to apply the provisions of SFAS No. 109 and, accordingly, reflect the deferred method. Under the deferred method, deferred income tax provisions were made for all timing differences between earnings for financial reporting and income tax purposes. The adoption of SFAS No. 109 has not changed the actual amount of income tax paid by the Company. The cumulative effect of this accounting change was to
decrease the net loss   for the first quarter of fiscal 1994 by $264,000 ($.03
per share).

        In the fourth quarter of 1994, the Company elected to early adopt Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," retroactively as of July 1, 1993. Under this new method of accounting, the Company accrues disability benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid. Prior to adoption, the Company recognized the cost of providing these benefits on a cash basis. Prior years financial statements have not been restated. The cumulative effect of this accounting change was to increase the net loss for the first quarter of 1994 by $264,000 ($.03 per share), net of income taxes of $149,000. The effect of this accounting change on 1994 operations was not material.

        The accounting changes offset each other and, therefore, had no effect on the net loss reported for 1994.

2.  LONG-TERM CONTRACTS

Inventories include costs related to long-term contracts of approximately $12,461,000 and $17,471,000 at June 30, 1995 and 1994, respectively, reduced by progress billings from the United States government of approximately $1,025,000 and $5,627,000, respectively.
        Accounts payable includes billings in excess of costs of $6,045,000 and $1,236,000 at June 30, 1995 and 1994, respectively.

3.  DEBT AND LEASE INFORMATION

At June 30, 1995, the Company had unsecured, informal lines of credit totaling $28,000,000 with three separate banks. During 1995, the Company's Canadian subsidiary obtained an unsecured informal line of credit with a Canadian bank for borrowings up to $5,000,000. The short-term borrowings outstanding had weighted average interest rates of 7.20% and 5.53% at June 30, 1995 and 1994, respectively.
        Long-term obligations consisted of unsecured 3% notes payable and a capitalized lease obligation. Annual maturities of long-term obligations, including the principal portion of the capital lease, for the years subsequent to June 30, 1995 are as follows: 1996 - $139,000, 1997 - $160,000, 1998 -
$161,000, 1999 - $87,000, 2000 - $58,000.
        The Company leases various facilities and equipment under agreements accounted for as operating leases. Rent expense amounted to approximately $1,051,000, $1,980,000, and $2,145,000 in 1995, 1994 and 1993, respectively.
Commitments under these leases are not significant.

4.  STOCK OPTIONS

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

Information on options is as follows:

                                       SHARES
                                       UNDER
                                       OPTION      PRICE RANGE
================================================================
Outstanding at July 1, 1992            92,096    $2.69  to $4.38
   Granted                             71,000               6.63
   Exercised (17,698 as stock
     appreciation rights)             (36,396)    2.69  to  4.38
   Cancelled                           (4,900)    4.38  to  6.63
                                      -------     --------------
Outstanding at June 30, 1993          121,800     4.38  to  6.63
   Exercised                           (1,000)              4.38
   Cancelled                           (9,200)    4.38  to  6.63
                                      -------     --------------
Outstanding at June 30, 1994          111,600     4.38  to  6.63
   Exercised as stock
     appreciation rights               (7,500)              4.38
   Cancelled or expired               (55,100)    4.38  to  6.63
                                      -------     --------------
Outstanding at June 30, 1995           49,000              $6.63
                                      =======     ==============

     At June 30, 1995 there were 341,500 shares reserved for option grants and 17,643 share options exercisable which expire in 1997 and 1999. The remaining 31,357 share options outstanding become exercisable beginning in 1996 and expire through 1999.

5.  EMPLOYEE BENEFIT PLANS

The Company has a contributory pension plan for the benefit of certain salaried and hourly employees. Basic plan benefits are based upon the participants' years of service. Additional benefits are available to contributory participants based upon their years of contributory service and compensation. The Company's policy is to fund the plan based upon legal requirements and tax regulations.

     The following major assumptions were used in the actuarial valuations:

Long-term rate of investment return                  8.0%
Long-term rate of increase in compensation levels    5.0%
Discount rate (7.5% for 1994 and 1993)               8.0%

     Net periodic pension income of $427,000, $458,000 and $576,000 was recognized in 1995, 1994 and 1993, respectively. The components of these credits are as follows:

                              1995          1994         1993
===============================================================
Service cost-benefits
  earned during the year   $  239,000    $  240,000   $ 178,000
Interest on projected
  benefit obligation          623,000       599,000     577,000
Actual return on
  plan assets                  85,000      (251,000)   (571,000)
Net amortization
  and deferral             (1,374,000)   (1,046,000)   (760,000)
                            ---------     ---------   ---------
Net periodic
  pension income           $ (427,000)   $ (458,000)  $(576,000)
                            =========     =========   =========

     The following table summarizes the funding status of the plan at March 31:

                                                     1995          1994
===========================================================================
Actuarial present value of benefit obligations:
  Accumulated benefit obligation:
    Vested                                        $ 7,277,000   $ 6,754,000
    Nonvested                                         167,000       160,000
                                                  -----------   -----------
                                                  $ 7,444,000   $ 6,914,000
                                                  ===========   ===========
  Projected benefit obligation                    $ 8,532,000   $ 8,197,000

Market value of plan assets consisting
  principally of common stock
  (including 319,100 shares of the
  Company's common stock),
  corporate bonds, and U.S.
  Government obligations                           11,485,000    12,523,000
                                                  -----------   -----------
Excess of plan assets over projected
  benefit obligation                                2,953,000     4,326,000
Unrecognized net loss                               2,537,000       969,000
Unrecognized net transition asset                  (2,139,000)   (2,371,000)
                                                  -----------   -----------
Prepaid pension cost included in
  other assets                                    $ 3,351,000   $ 2,924,000
                                                  ===========   ===========


     The Company also maintains several contributory progress sharing retirement plans. The aggregate costs of these plans amounted to $543,000 for 1995, $484,000 for 1994 and $485,000 for 1993.

6.  INCOME TAXES

During the first quarter of 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The Statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes (liability method). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. The cumulative effect of adopting SFAS No. 109 as of July 1, 1993 was to decrease the net loss by $264,000 ($.03 per share), primarily due to a reduction in the expected tax rates used to measure the deferred tax assets and liabilities. Financial statements for prior years have not been restated. Comparative income tax information is reflected under the liability method for 1995 and 1994 and the deferred method for 1993.

     Significant components of the Company's deferred tax assets and liabilities at June 30, 1995 and 1994 are as follows:

                                            1995          1994
================================================================
Deferred tax assets:
  Canadian tax carryovers                $1,596,000  $ 1,304,000
  Employment and compensation             1,264,000    1,231,000
  Inventories                             2,243,000    1,164,000
  Other                                     391,000      397,000
                                         ----------   ----------
      Total deferred tax assets           5,494,000    4,096,000
  Less valuation reserve for Canadian
    tax carryovers                       (1,596,000)  (1,304,000)
                                         ----------   ----------
                                          3,898,000    2,792,000
Deferred tax liabilities:
   Property, plant and equipment          1,618,000    1,593,000
   Prepaid pension costs                  1,207,000    1,053,000
                                         ----------   ----------
      Total deferred tax liabilities      2,825,000    2,646,000
                                         ----------   ----------
      Net deferred tax assets           $ 1,073,000   $  146,000
                                         ==========   ==========

     Deferred taxes are included in the balance sheet at June 30, 1995 and 1994 as follows:

Prepaid expenses                         $3,032,500   $1,955,500
Deferred tax liabilities                  1,959,500    1,809,500
                                         ----------   ----------
                                         $1,073,000   $  146,000
                                         ==========   ==========

     Income (loss) before income taxes consists of the following:

                              1995           1994         1993
==================================================================
United States            $(8,716,442)   $(5,625,236)   $12,069,999
Canada                      (798,279)    (1,395,178)    (1,427,057)
                         -----------    -----------    -----------
                         $(9,514,721)   $(7,020,414)   $10,642,942
                         ===========    ===========    ===========

     The related provision (credit) for income taxes consists of:

                            1995          1994         1993
===============================================================
Current
   United States        $(2,188,000)  $(2,397,000)   $3,073,000
   Canada                                 (32,000)      (48,000)
   State and local           62,000       206,000       463,000
                         ----------    ----------    ----------
                         (2,126,000)   (2,223,000)    3,488,000
Deferred:
   United States           (928,000)      102,000       447,000
   Canada                        --            --        70,000
                         ----------    ----------    ----------
                           (928,000)      102,000       517,000
                         ----------    ----------    ----------
                        $(3,054,000)  $(2,121,000)   $4,005,000
                         ==========    ==========    ==========

     Timing differences affecting deferred taxes in 1993 included inventory valuation for financial reporting purposes under those for tax purposes of $970,000 and net periodic pension income not currently taxable of $576,000.

     The consolidated effective tax rate differs from the statutory U.S. federal tax rate for the following reasons and by the following percentages:

                                       1995     1994        1993
=================================================================
Statutory U.S. federal tax
  (benefit) rate                      (34.0%)  (34.0%)      34.0%
Significant increases
  (reductions) resulting from:
  Canadian tax loss
    carryovers                          2.9      6.3         4.7
  State and local
    income taxes                        0.7      1.9         2.9
  Tax benefit of foreign
    sales corporation                  (2.3)    (2.4)       (2.5)
  Other                                 0.6     (2.0)       (1.5)
                                       ----     ----        ----
Effective tax (benefit) rate          (32.1%)  (30.2%)      37.6%
                                       ====     ====        ====

     For Canadian income tax purposes, approximately $3,140,000 of non-capital losses and scientific research and experimental development expenditures are available at June 30, 1995 for carryover against income in future tax years. These carryovers begin to expire in the year 2000. In addition, unused investment tax credits of approximately $340,000 at June 30, 1995 are available for carryover against tax liabilities in future tax years. These carryover credits will begin to expire in the year 2004. For financial reporting purposes, a valuation reserve of $622,000, the full amount of the Canadian carryovers, had been established at the beginning of 1994.

7.  COMMITMENTS AND CONTINGENCIES

There are various legal proceedings pending against the Company. In many cases, these proceedings involve ordinary and routine claims incidental to the business of the Company. In others, they represent allegations that are non-routine. The Company and its subsidiaries are also involved in certain compliance issues with the United States Environmental Protection Agency (EPA) and various state environmental regulatory agencies.

     The Company has been involved in an environmental clean-up effort at one of its facilities since 1983. A reserve of $1,200,000 was established and charged against operations in 1991 in order to cover estimated minimum future costs of this clean-up effort. As of June 30, 1995, the remaining reserve for these future costs at this facility, principally ongoing monitoring, totaled $479,000. In August 1995, the EPA announced its preferred remedy for the site. The EPA's proposed remedy, which is subject to public comment and administrative review, includes remediation tasks which the Company believes are either unnecessary or technically impractical. The Company is challenging the EPA's proposed remedy selection. These additional tasks would add significantly to the ultimate clean-up costs for the facility. The Company has previously recovered all amounts available under insurance policies concerning this cleanup effort.

        In the fourth quarter of 1995, the Company resolved litigation that arose during the ownership of its oil and gas operations which were sold in 1991. The Company had retained responsibility for resolving this litigation. Upon settlement, a gain of $846,000 was recorded on the financial statements and included in other income.
        The ultimate financial liability of the Company with respect to these various legal matters cannot be estimated with certainty. Based upon its own examination and experience to date, and upon information provided by legal counsel and outside consultants, it is management's opinion that the resolution of these matters should not have a material impact on the Company's consolidated financial position and cash flow. The impact in any one year, however, could be material to the consolidated results of operations.

8.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited information shows selected items by quarter for the years ended June 30, 1995 and 1994, respectively. As explained In Note 1, Changes in Methods of Accounting, the first quarter 1994 loss and loss per common shad have been restated to reflect the retroactive application of SFAS No. 112. This restatement increased the first quarter 1994 net loss by $264,000 ($.03 per share) from amounts previously reported.

                   First         Second        Third         Fourth
                  Quarter       Quarter       Quarter        Quarter
----------------------------------------------------------------------
Net sales:
    1995        $50,280,023   $48,262,461    $56,328,180   $54,660,104
    1994         41,392,602    47,898,718     51,477,828    60,404,956

Gross profit:
    1995          3,599,512     3,035,516      5,493,982     1,455,381
    1994          5,101,531     6,209,244      5,191,543       730,227

Net income (loss):
    1995         (1,251,218)   (1,937,001)      (460,776)   (2,811,726)
    1994           (715,971)      196,231       (562,642)   (3,817,032)

Net income (loss) per common share:
    1995              $(.16)        $(.25)         $(.06)        $(.36)
    1994               (.09)          .03           (.08)         (.49)

        In the fourth quarters of 1995 and 1994, gross profit decreased by approximately $5,500,000 and $4,600,000, respectively, due to downward adjustments in the carrying value of inventories and related costs of certain commercial and defense contracts within the Electronics segment.

9.  SEGMENT INFORMATION

The Company's operations have been classified into two segments: (1) ELECTRONICS includes micro-processor based systems, transducers, printed circuit boards and assemblies, sensors, and electronic and electromechanical contract manufacturing for the telecommunications, electronics and other industries. It also includes sonobuoys which are anti-submarine warfare (ASW) devices used by the U.S. Navy and other free world military establishments. (2) AUTOMOTIVE AND INDUSTRIAL PRODUCTS include electric and air horns for passenger cars, trucks and boats, stampings and assemblies for a variety of passenger cars and trucks including floor shifters, spare tire carriers, metal airbag components, other automotive parts and marine devices and products for the telecommunications industry.
        Total sales to the Ford Motor Company were $40,244,000 in 1995, $34,428,000 in 1994 and $30,623,000 in 1993; total sales to General Motors Corporation were $30,533,000, $30,962,000 and $24,437,000 in 1995, 1994 and
1993, respectively, from the Automotive and Industrial Products segment. Total direct sales on prime contracts to United States Government agencies were $25,927,000 in 1995, $33,649,000 in 1994 and $88,006,000 in 1993, principally from the Electronics segment. No other customer accounted for 10% or more of consolidated sales in 1995, 1994 or 1993. Trade receivables of the Automotive and Industrial Products segment, principally representing the thee largest domestic automotive manufacturers, were approximately $17,065,000, $16,522,000 and $13,615,000 at June 30, 1995, 1994 and 1993, respectively.
        Foreign export sales by U.S. operations to unaffiliated customers were $35,986,000 in 1995, $34,675,000 in 1994 and $32,607,000 in 1993, respectively.
A majority of these sales in 1995 were from the Automotive and Industrial Products segment while the major portion of foreign sales in 1994 and 1993 were from the Electronics segment. Sales of ASW devices and related engineering contract services for the years 1995-1991 contributed approximately 17%, 24%, 45%, 61% and 61%, respectively, to total sales. Sales of floor shifter assemblies for 1995 and 1994 contributed approximately 19% and 18%, respectively, to total sales while sales of horns for 1995 contributed approximately 12% to total sales. Sales between segments were not significant in any of these years.
        Operating profit for the Electronics and Automotive and Industrial Products segments, as presented below, is total revenue less operating expenses and does not include general corporate expenses and interest expense. General corporate expenses include general and administrative costs. General corporate assets consist primarily of cash and invested funds, deferred taxes, prepaid pension costs and income taxes recoverable.

                                                          NOTES


YEARS ENDED JUNE 30
========================================================================================================================
                                                  1995            1994            1993            1992           1991
========================================================================================================================
                                                                                              (not covered by Report of
                                                                                               Independent Auditors)
SALES:
   Electronics                                $ 94,514,784     $ 95,453,340   $147,457,053   $180,945,228   $153,775,837
   Automotive and Industrial Products          115,015,984      105,720,764     85,595,080     64,434,738     60,580,936
                                              ------------     ------------   ------------   ------------   ------------
                                              $209,530,768     $201,174,104   $233,052,133   $245,379,966   $214,356,773
                                              ============     ============   ============   ============   ============
OPERATING PROFIT (LOSS):
   Electronics                                $ (4,682,662)    $ (5,274,868)  $  9,865,696   $ 15,518,782   $ 14,022,267
   Automotive and Industrial Products           (2,206,344)         573,524      3,160,202       (982,050)    (2,602,540)
                                              ------------     ------------   ------------   ------------   ------------
                                                (6,889,006)      (4,701,344)    13,025,898     14,536,732     11,419,727
   General corporate expenses                   (1,620,084)      (2,105,103)    (2,010,198)    (2,071,313)    (2,135,147)
                                              ------------     ------------   ------------   ------------   ------------
                                              $ (8,509,090)    $ (6,806,447)  $ 11,015,700   $ 12,465,419   $  9,284,580
                                              ============     ============   ============   ============   ============
IDENTIFIABLE ASSETS:
   Electronics                                $ 55,480,727     $ 55,820,560   $ 63,627,181   $ 62,026,667   $ 68,404,250
   Automotive and Industrial Products           46,328,068       45,137,343     35,304,845     31,286,830     29,263,794
   General corporate                             8,845,977        7,764,037      5,456,693      5,257,583      5,344,239
                                              ------------     ------------   ------------   ------------   ------------
                                              $110,654,772     $108,721,940   $104,388,719   $ 98,571,080   $103,012,283
                                              ============     ============   ============   ============   ============
PROVISION FOR DEPRECIATION:
   Electronics                                $  1,000,416     $    935,345   $    963,582   $  1,151,321   $  1,425,243
   Automotive and Industrial Products            3,405,050        2,546,650      2,106,533      1,575,177      1,441,472
   General corporate                                16,402            6,912          4,848          3,084          1,728
                                              ------------     ------------   ------------   ------------   ------------
                                              $  4,421,868     $  3,488,907   $  3,074,963   $  2,729,582   $  2,868,443
                                              ============     ============   ============   ============   ============
CAPITAL EXPENDITURES:
   Electronics                                $  2,081,384     $  1,092,066   $    398,712   $    846,898   $    603,054
   Automotive and Industrial Products            4,009,970        5,797,573      2,977,916      2,201,911      1,336,314
   General corporate                                 2,454           22,269          5,008          5,110          4,056
                                              ------------     ------------   ------------   ------------   ------------
                                              $  6,093,808     $  6,911,908   $  3,381,636   $  3,053,919   $  1,943,424
                                              ============     ============   ============   ============   ============

SELECTED FINANCIAL DATA


SPARTON CORPORATION & SUBSIDIARIES Years Ended June 30
======================================================================================================================
                                            1995            1994              1993           1992              1991
======================================================================================================================
OPERATING RESULTS
Net Sales                               $209,530,768    $201,174,104     $233,052,133    $245,379,966     $214,356,773
Costs and expenses                       218,039,858     207,980,551      222,036,433     232,914,547      205,063,593
                                        ------------    ------------     ------------    ------------     ------------
                                          (8,509,090)     (6,806,447)      11,015,700      12,465,419        9,293,180
Other income (expense):
  Interest                                (1,655,847)       (685,279)        (601,975)     (1,073,423)      (2,675,050)
  Other-net                                  650,216         471,312          229,217         417,295          924,206
                                        ------------    ------------     ------------    ------------     ------------
                                          (1,005,631)       (213,967)        (372,758)       (656,128)      (1,750,844)
                                        ------------    ------------     ------------    ------------     ------------
Income (loss) from continuing
  operations before income taxes          (9,514,721)     (7,020,414)      10,642,942      11,809,291        7,542,336
Provision (credit) for income taxes       (3,054,000)     (2,121,000)       4,005,000       3,841,000        3,245,000
                                        ------------    ------------     ------------    ------------     ------------
Income (loss) from continuing
  operations                              (6,460,721)     (4,899,414)       6,637,942       7,968,291        4,297,336
Loss from discontinued oil and gas
  operations, net of income taxes                 --              --               --              --         (167,880)
                                        ------------    ------------     ------------    ------------     ------------
Net income (loss)                       $ (6,460,721)   $ (4,899,414)    $  6,637,942    $  7,968,291     $  4,129,456
                                        ============    ============     ============    ============     ============
Weighted average common
  shares outstanding                       7,811,370       7,810,721        7,800,543       7,791,672        7,791,672
PER SHARE OF COMMON STOCK
Income (loss):
  Continuing operations                        $(.83)          $(.63)           $ .85           $1.02            $ .55
  Discontinued operations                         --              --               --              --             (.02)
                                               -----           -----            -----           -----            -----
                                               $(.83)          $(.63)           $ .85           $1.02            $ .53
                                               =====           =====            =====           =====            =====

Shareowners' equity                            $7.12           $7.95            $8.57           $7.74            $6.71
Dividends                                         --              --               --              --               --

OTHER FINANCIAL DATA
Total assets                            $110,654,772     $108,721,940     $104,388,719    $ 98,571,080    $103,012,283
Working capital                           33,187,775       42,204,541       51,212,170      45,308,069      37,336,643
Working capital ratio                         1.66:1           2.00:1           2.56:1          2.34:1          1.81:1
Long-term obligations                   $    466,368     $    626,012     $    785,120    $    943,423    $  1,101,184
Shareowners' equity                       55,610,063       62,070,784       66,965,823      60,275,943      52,307,652

                                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company operations have been classified into two segments: Electronics and Automotive and Industrial Products.

FISCAL 1995 COMPARED TO FISCAL 1994

Sales for the year ended June 30, 1995 were $209,531,000, an increase of $8,357,000 (4%) from 1994. These revenues, however, were below internal expectations. The Electronics segment's sales declined $939,000 from last year. Sales decreased $4,924,000 (6%) at Sparton Electronics compared to last year and were slightly below anticipated levels as certain expected commercial revenue did not materialize. Commercial sales volume continues to expand, but not at a level sufficient to offset the long-term decline in defense-related revenues. Early in the third quarter of 1995, Sparton Electronics was awarded a major sonobuoy contract by the U.S. Navy with deliveries scheduled to begin late in 1996. Sales increased significantly at the Canadian unit over the depressed levels of the prior year. Revenues also increased at Sparton Technology, primarily due to expanding foreign and proprietary product sales to the worldwide telecommunications industry. The Automotive and Industrial Products segment continues to expand with an aggregate sales increase of $9,295,000 (9%) for the current year. This sales growth, evident at all three units that comprise this business segment, exceeded internal expectations and reflects both increased demand for existing products as well as new product shipments. Increased demand for existing products from the various automobile manufacturers, however, appears to be leveling off.

     The Company reported a loss from operations of $8,509,000 in 1995 compared to a loss from operations of $6,806,000 in 1994. These results were below expectations. The Electronics segment's loss was slightly below that of the prior year. Sparton Electronics incurred a loss for the current year that was larger than the loss of the previous year. Margins continue to be adversely impacted by increased costs associated with lower overall sales volumes, unexpected production delays, higher material costs and multiple program launches. In the fourth quarters of 1995 and 1994, gross margins decreased by approximately $5,500,000 and $4,600,000, respectively, due to the writedown in carrying value of inventories and related costs of specific commercial and defense programs within Sparton Electronics. These adjustments resulted from reviews of products and markets and the net realizable value of the affected inventories. The Canadian unit incurred a loss in 1995, but this loss was significantly less than that incurred in the prior year. Sparton Technology had an operating profit this year compared to a loss in 1994. These improved operating results at both Canada and Sparton Technology were primarily due to higher sales volume, favorable product mixes and previously instituted cost-cutting measures. The Automotive and Industrial Products segment incurred an operating loss for the current year compared to a small profit last year. Factors contributing to the loss included continuing productivity and efficiency issues, capacity problems at certain facilities. difficulties in achieving customer quality demand and an inability to adjust certain prices due to competitive pressures. One of the three units experienced severe difficulties in meeting customer demand, resulting in significant overtime, premium freight and material scrap charges. Progress has been made in recent months in resolving some of the problems in these areas, although two of the three units are still operating at unprofitable levels. The Hartford City, Indiana facility purchased in 1994 was placed into production early in 1995. Price increases on several product lines have been requested and obtained over the past year. Pricing and continuing cost reductions will be significant issues in this segment for the foreseeable future.

     Interest expense increased $971,000 in 1995 to $1,656,000 due to substantially higher average borrowings and rising interest rates. Other income increased $179,000 to $650,000 primarily due to the resolution of litigation which arose during ownership of the oil and gas operations that were sold in 1991. After provision for applicable income taxes, as discussed in Note 6 to the financial statements, the Company incurred a net loss of $6,461,000 ($.83 per share) in 1995 compared to a net loss of $4,899,000 ($.63 per share) in 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

Sales for the year ended June 30, 1994 totaled $201,174,000, a decline of $31,878,000 (14%) from 1993. The Electronic segment's sales declined $52,004,000. Sales decreased 36% at Sparton Electronics, reflecting both the declining level of U.S. government defense-related sales and delays in certain defense product shipments. In addition, certain commercial sales did not materialize as planned. Commercial sales volume at Sparton Electronics increased, but not at a level sufficient to offset the decline in defense-related revenues. Sales decreased substantially at the Canadian unit compared to the prior year. Revenues also declined at Sparton Technology, due to reduced government and contract manufacturing sales. This revenue decrease was partially offset by expanding foreign and proprietary product revenues. The Automotive and Industrial Products segment sales expanded with an aggregate revenue increase of $20,126,000 (24%). Sales increases occurred at all three units that comprise this segment. This growth reflected both increased demand as well as new product shipments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS  (Continued)

     The Company reported a loss from operations of $6,806,000 in 1994 compared to income from operations of $11,016,000 in 1993. The Electronics segment reported an operating loss compared to an operating profit last year. Sparton Electronics incurred a loss for the current year compared to profitable operations the previous year. Margins were adversely impacted by increased costs associated with the start-up of several new programs, unexpected production delays and lower than anticipated sales volumes. In the fourth quarter of 1994, gross margins were decreased by approximately $4,600,000 due to the writedown in carrying value of inventories and related costs of certain commercial and defense contracts within Sparton Electronics. This adjustment resulted from a review of existing products and markets and the inventories' realizable value. The Canadian unit incurred an operating loss primarily due to extremely low sales volume. Sparton Technology reported a small loss in 1994, but this loss was significantly less than that incurred in 1993 primarily due to various cost cutting measures. The Automotive and Industrial Products segment incurred a small operating loss for the current year compared to an operating profit last year. Factors contributing to this loss included costs associated with the relocation of a production facility, unexpected difficulties on new product launches, capacity problems at certain facilities and an inability to adjust certain prices due to competitive pressures. A production facility was purchased in Hartford City, Indiana during the year in order to expand this segment's manufacturing capacity.

     Interest expense increased $83,000 in 1994 to $685,000 due to higher average borrowings. Other income increased $242,000 to $471,000 primarily due to the realization of gain on the sale of a plant. As discussed in Note 1 to the financial statements, effective July 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." The cumulative effect of this required change in the method for accounting for income taxes resulted in a credit In the first quarter of 1994 of $264,000
($.03 per share). In the fourth quarter of 1994, the Company elected to early adopt Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," retroactively as of July 1, 1993. The cumulative effect of this change as of the beginning of the year was a charge of $264,000 ($.03 per share), net of income taxes of $149,000. This accounting change had no material effect on the results of operations for the year or for the individual quarterly reporting periods. The accounting changes offset each other and, therefore, had no effect on the net loss reported for 1994.

     After provision (credit) for applicable income taxes, which are discussed in Note 6 to the financial statements, the Company incurred a net loss of $4,899,000 ($.63 per share) in 1994 compared to net income of $6,638,000 ($.85 per share) in 1993.


LIQUIDITY AND CAPITAL RESOURCES

The primary source of cash equivalents has historically been from operations. Short-term credit facilities are used to provide liquidity. The Company is experiencing a change in its liquidity resources as the volume of U.S. defense-related contract work declines. Certain contracts within the defense operations of Sparton Electronics provide for interim progress billings based on costs incurred. These progress billings reduce the amount of cash that would otherwise be required during the performance of these contracts. As the volume of U.S. defense-related contract work declines, so will the relative importance of progress billings as a component of the Company's aggregate financial resources. Unused amounts available under existing credit facilities are the only immediate source of cash and equivalents.

     Cash flows provided by operating activities were $845,000 in 1995 compared to cash flows used of $10,610,000 in 1994. Cash flows provided by operating activities were $7,760,000 in 1993. Primary sources of the 1995 net cash flows provided by operating activities were decreases in inventories and increases in accounts payable offset by operating losses and increases in accounts receivable.

     Cash flows used by investing activities were $6,162,000 in 1995, $6,817,000 in 1994 and $3,431,000 in 1993. The Company's principal investing activity was the purchase of property, plant and equipment. The Company will continue to invest in additional plant and equipment to accommodate additional commercial electronics and automotive business previously awarded.

     Cash flows from financing activities were $4,807,000 in 1995 and $16,580,000 in 1994 compared to cash flows used of $5,185,000 in 1993. The increase in 1995 was due to the increase in the Company's short-term borrowings to fund its operating and investing activities. The Company maintains unsecured, informal lines of credit currently totaling $28,000,000 with three separate banks as well as an unsecured informal line of credit of $5,000,000 with a Canadian bank for the benefit of the Company's Canadian subsidiary.

     At June 30, 1995, the Company had $33,188,000 in working capital. At that date, there were no significant unusual contractual commitments.

OTHER

The Company has been involved in an environmental clean-up effort at Sparton Technology's Coors Road facility since 1983. Costs incurred totaled $184,000 for 1995 compared to $81,000 last year. These costs were charged against a reserve initiated in 1991 to cover estimated future minimum costs. As of June 30, 1995, the remaining reserve for future minimum costs totaled $479,000. The Company has previously recovered all amounts available under insurance policies concerning this clean-up effort. In August 1995, the United States Environmental Protection Agency (EPA) published its preferred remedial action plan. The EPA's proposed remedy, which is subject to public comment and administrative review, includes remediation tasks which the Company believes are either unnecessary or technically impractical. The Company is challenging the EPA's proposed remedy selection. These additional steps would add significantly to the ultimate clean-up costs for the facility. In addition, the Company is involved in several related issues with State of New Mexico environmental agencies.

        The ultimate financial liability of the Company with respect to this environmental clean-up effort cannot be estimated with certainty. Based upon its own examination and experience to date, and upon information provided by legal counsel and outside consultants, it is management's opinion that the resolution of these matters should not have a material impact on the Company's consolidated financial position and cash flow. The impact in any one year, however, could be material to the consolidated results of operations.

        The Company's sales of sonobuoys, principally to the U.S. Navy, have declined dramatically from $151,024,000 in 1992 to $34,663,000 in 1995. It is expected that the international demand for production sonobuoys will also continue at significantly reduced levels for the foreseeable future. In response to this changing environment, the Company is developing commercial opportunities which will utilize its existing technological and manufacturing capabilities, largely in the electronic contract manufacturing markets. In addition, the Company is focusing on expanding sales in its automotive and other commercial electronics markets on a worldwide basis. As with any change of this magnitude, unanticipated problems can be reasonably expected to occur. Investors should be aware of this uncertainty and make their own independent evaluation.



DIRECTORS

                             [PHOTO OF DIRECTORS]



The Sparton Board of Directors are, standing left to right, David B. Schoon, Rory B. Riggs, Michael N. Taglich, Marshall V. Noecker, Robert J. Kirk, Blair
H. Thompson and James N. DeBoer. Seated, left to right, are David W. Hockenbrocht, John J. Smith and Lawson K. Smith