Form 10-K, Exhibit 13
period 1996-06-30
SPARTON CORP
filed 1996-09-27
CIK 92679

                                                        Exhibit 13


                                                           Financial Highlights


SPARTON CORPORATION & SUBSIDIARIES For Years Ended June 30
===========================================================================================================================

                                                         1996                     1995                      1994
===========================================================================================================================

Net Sales                                           $102,824,946             $ 94,514,784              $ 95,453,340
Income (Loss):

     Continuing operations                          $ (2,810,794)            $ (4,570,848)             $ (5,104,892)
     Discontinued operations                          (1,269,390)              (1,889,873)                  205,478
                                                    ------------             ------------              ------------

                                                    $ (4,080,184)            $ (6,460,721)             $ (4,899,414)
                                                    ============             ============              ============


Working Capital                                     $ 29,940,793             $ 33,187,775              $ 42,204,541
Working Capital Ratio                                     1.47:1                   1.66:1                    2.00:1
Common Shares Outstanding at June 30                   7,811,370                7,811,370                 7,811,370
Long-Term Obligations - continuing operations       $     75,000             $    150,000              $    225,000
Per Common Share:
     Income (Loss):
         Continuing operations                            $ (.36)                  $ (.59)                  $  (.65)
         Discontinued operations                            (.16)                    (.24)                      .02
                                                          ------                   ------                   -------

                                                          $ (.52)                  $ (.83)                  $  (.63)
                                                          ======                   ======                    ======


     Working Capital                                       $3.83                    $4.25                     $5.40
     Shareowners' Equity                                    6.60                     7.12                      7.95
     Dividends                                                --                       --                        --




Market Data
PRICE RANGE

New York Stock Exchange                                                  YEARS ENDED JUNE 30
===========================================================================================================================

                                                        1996                    1995                     1994
===========================================================================================================================

Quarter Ended:                                    High        Low          High        Low          High       Low
                                                  ----------------         ----------------         ---------------
     September 30                                 5 3/8         4          5 3/4      4 5/8         6 5/8     5 3/8
     December 31                                  4 7/8      3 7/8         5 5/8      4 1/4         7 1/2         6
     March 31                                     4 3/8      3 1/4         4 1/2      3 3/8         7 1/4     6 1/8
     June 30                                      4 3/4      3 1/2         5 1/4      3 1/2         6 1/2     4 7/8

Recent Price as of August 30, 1996                           6 1/8

Shareowners of record                                         995

[Photo] John J. Smith Chairman

[Photo] David W. Hockenbrocht President



SEPTEMBER 27, 1996

TO OUR SHAREOWNERS:

   This year completed the fifth year of our transition toward the establishment of Sparton as a leader in the field of Electronics Contract Manufacturing (ECM) while at the same time continuing the development of our marketplace position in telecommunications. We also expect that our historic defense contracts in the Anti-Submarine Warfare (ASW) field will remain a part of the Corporation for years to come. ASW will no longer, however, be the dominant business which it was for nearly 40 years.

   During the year, your management assessed its prospective future as an automotive parts supplier in what is now a developing global supply base in an ever increasingly competitive market. As a result of that assessment, the Board of Directors have approved offering for sale all of Sparton's automotive businesses. Discussions with several interested principals are ongoing. We expect to be able to make definitive announcements concerning the sale very shortly. It is our intent to use the proceeds from the sale to reduce debt and to provide the necessary capital for expanding our Electronics Contract Manufacturing businesses. Consistent with the offering for sale, the automotive operations have been classified as discontinued operations in the accompanying financial statements. Prior years' data has been similarly reclassified.

   Sales from continuing operations increased $8,310,000 to $102,825,000 in 1996, an increase of 9%. We recorded a net loss from continuing operations of $2,811,000 ($0.36 per share) in 1996 compared to a net loss of $4,571,000 ($0.59 per share) last year. Discontinued operations recorded net losses of $1,269,000 ($0.16 per share) in 1996 and $1,890,000 ($0.24 per share) in 1995.

   Sparton returned to profitability in April and remained profitable for the entire fourth quarter. Sales from continuing operations for the quarter were $36,179,000 compared to $25,464,000 last year. Net income, including discontinued operations, was $543,000 ($0.07 per share) for the fourth quarter of 1996. This compares to a net loss of $2,812,000 ($0.36 per share) for the same quarter last year.

   Our Electronics and Telecommunications sales backlog at June 30 totaled approximately $107,222,000, compared to $89,212,000 at the same time last year. Of the total backlog, $40,547,000 is commercial and $66,675,000 is defense related. Backlog numbers do not include any automotive related sales.

   In spite of losses in the three previous fiscal years, our financial condition remains quite strong with shareowners' equity at June 30, 1996 of $51,530,000 and short-term borrowings of $33,594,000.

ELECTRONICS

   Sparton Electronics, with headquarters in DeLeon Springs, Florida and with three manufacturing plants in DeLeon Springs, Florida, Brooksville, Florida and Jackson, Michigan, remained unprofitable for the year. The operations continue to have underutilized capacity. In early August, Sparton concluded negotiations with an outside firm for the prospective sale of the remaining portions of the FM pager inventory. Based upon this agreement, this should close out the last remnants of this business. The remaining FM pager inventory of $1,066,000 was written off.

   The continued expansion of Electronic Contract Manufacturing with the additional services of the Advanced Engineering Solutions (AES) section (utilizing existing design engineering skills) produced substantial new bookings and closed the year with sales of $48,645,000, up 11% from the previous year. The two capabilities together offer complete turnkey product design and manufacturing expertise. Emphasis is on expanding our box build customers (full system rather than just printed circuit boards). Additional surface mount manufacturing equipment was placed into service at our Brooksville, Florida and Jackson, Michigan plants. This expands our capacity for quick response to our growing list of customers while adding prototyping capability.

   Anti-Submarine Warfare (ASW) will continue to be a part of Sparton Electronics' activities though not as large as it was previously.
Defense-oriented sales were $33,902,000 and this area operated profitability.

[Photo of Map with caption "Sparton's engineering and manufacturing facilities"]


   Sales at Sparton of Canada (SoC) declined and the previous year's loss widened despite continued inroads into Electronic Contract Manufacturing. Several new contracts were awarded and production has begun. Significant strides were made into the power electronics business with the completion of two new products. A new electronic ballast holds much promise for us in the days ahead as well as a power test system designed for a major company. SoC's backlog stood at $2,088,000 at June 30, 1996 and further growth is anticipated during the coming year.

   Sparton Technology's (STI) year was highlighted with a sales increase of 26% and tripling of profits when compared to the previous year. STI remains focused on the worldwide telecommunications markets within its current areas of competence as well as several new contracts in the field of Electronics Contract Manufacturing. Important new customers were obtained on the commercial side of its business. They should make substantial contributions to STI's financial success in 1997.

AUTOMOTIVE AND INDUSTRIAL PRODUCTS

(DISCONTINUED OPERATIONS)

   Sparton's worldwide automotive-oriented businesses experienced a 5% sales growth but did not operate profitably as a whole. The combining of our Sparton Engineered Products, Lake Odessa Group and our Sparton Engineered Products, KPI Group, which became effective January 1, 1996, lowered administrative costs. KPI Group and Flora Group combined to open a new sales office in Novi, Michigan, near their automotive customers.

   Our Sparton Engineered Products, Inc. - Flora Group, whose principal product is automotive horns for the worldwide automotive OEM business, showed increased sales for the year though it ended the fiscal year at a loss. The loss was reduced substantially from the previous year through improved manufacturing operations and the full-year effect of positive pricing adjustments received from several customers.

   Sparton Engineered Products, Inc. - KPI Group completed its restructuring into strategic business units. The automotive transmission shifter and spare tire carrier business continued to grow while airbag component sales declined slightly. KPI operated profitably for the fiscal year.

   As we enter our 97th continuous year in business, we are conscious of the patience of our shareowners through the last three very tough years, the sacrifices and dedication of our many faithful employees and the confidence shown in us by our many old as well as new customers. It is our objective to create a new company in a new field of endeavor that is worthy of this level of confidence and trust.

   At this writing, our annual meeting plans have not been completed. Shareowners will be notified of its date and time as soon as these plans have been finalized. We trust that many of you will take the time to attend. At that meeting, we expect to ask for shareowner approval on one or more agreements related to the sale of our automotive businesses.

Cordially yours,

/s/ John J. Smith

JOHN J. SMITH
Chairman

/s/ David W. Hockenbrocht

DAVID W. HOCKENBROCHT
President

[Graphic]   Industrial products represent nearly half of Sparton Electronics'
            commercial contract manufacturing base. This printed circuit board is used in a motor control device.

ELECTRONICS

SPARTON ELECTRONICS

   Sparton Electronics entered the fifth year of its transition from a defense contractor to being primarily a commercial contract electronics product development and manufacturing firm. Commercial sales now represent more than one-half of total revenues.

   To provide additional services utilizing the group's strong design engineering skills, the Advanced Engineering Solutions (AES) business section was formed. The AES and Electronics Contract Manufacturing (ECM) areas now offer Sparton's commercial accounts complete turnkey product design and manufacturing capabilities.

   Sparton Electronics returned to operational profitability during the fourth quarter, but incurred a loss for the year. The fourth quarter profits were due to increases in business and operational efficiencies. Total commercial and governmental bookings were up over 19% for the year.

   Negotiations were concluded in August 1996 with an outside firm for the remaining portions of the FM pager inventory. This agreement should close out the remnants of this business. The last pager inventory of $1,066,000 was written off in June 1996.

   Significant investments were made to expand throughput and the variety of services offered by the ECM business section. Additionally, work began to leverage the synergy between the ECM service offerings of Sparton Electronics, Sparton Technology and Sparton of Canada. Sparton Electronics and Sparton of Canada are teaming on several efforts where multinational build sites are required to support the local content needs of Fortune 100 customers.

   The ECM marketplace continues to grow rapidly. Unlike many contract manufacturers who cultivated the computer industry and were subsequently impacted by their cyclical downturn, Sparton Electronics' business base contains customers within the telecommunications, instrumentation and medical marketplaces. All of these fields continue to prosper. Sparton's ECM business development strategy will continue to be focused on customers in these areas, structuring service packages that meet their specialized needs. The year saw the addition of several key customers from North America, Asia and Europe, predominantly in the telecommunications and industrial control markets.

   Major investments were made in capital equipment to increase capacity to support customer demands and add assembly capabilities. These investments included additional surface mount technology lines in Sparton's Brooksville, Florida and Jackson, Michigan facilities. Also, a quickturn prototype/low volume capability was added to the Brooksville facility.

   Emphasis remains on developing customers requiring box build services. Box build signifies full system, rather than just printed circuit board, manufacturing. Currently, full system production customers represent nearly 60% of its ECM business base.

   Sparton Electronics is becoming increasingly involved in engineering activities prior to production. The group is able to meet a wide range of customer engineering needs including: 1) new product design and development, 2) redesign for cost reduction or enhanced manufacturability, 3) redesign for enhanced product functionality, and 4) redesign in support of product line restructuring activity.

   The ability to support all aspects of the product life cycle from development through distribution to the end customer gives Sparton Electronics a strong competitive advantage. Increasingly, customers who use contract manufacturing strategically look to the lowest total cost rather than the cheapest piece price. The result is growth in high value-added services such as product development, repair depot support and end market distribution.

   ECM should continue to grow in the coming year at Sparton Electronics.

   Results have been positive for the AES section of the business. Its primary emphasis is to provide product development services for companies, particularly in the therapeutic and diagnostic medical equipment fields. New customers were developed in 1996, enhancing the reputation of AES and leading to production contracts on three of their designs.


[Graphic]   Sparton's engineering team designed the electronics for this security device. It is now in volume production in Sparton
            Electronics' Brooksville, Florida facility.

[Graphic]   The Jackson, Michigan staff of Sparton Electronics designed , performed FDA and UL regulatory testing and is now producing this limb compression pump for a medical products manufacturer. The microprocessor-based pump design offers physicians multiple therapeutic options.

[Graphic]   Sparton's Brooksville, Florida facility recently began building this new patient warming model for a medical products manufacturer.
            Sparton has provided this customer with a full range of services including complete system assembly, distribution to end markets worldwide and repair depot support.

   Bookings within the Governmental Products section increased over 40% during 1996. Its primary focus is Anti-Submarine Warfare (ASW), particularly the development and production of sonobuoys. Funding by the U.S. Navy for these expendable, submarine-detecting devices has increased from the levels of the prior two years. Sparton was successful in the production start up of the new Q62C sonobuoy in 1996. This is the current buoy of choice for the U.S. Navy. Sparton Electronics was also awarded contracts for other production sonobuoys and the next generation oceanographic devices including an environmental weather monitoring buoy. Sonobuoy demand from the U.S. and NATO governments should be steady for the foreseeable future.

   Sparton Electronics' emphasis on quality continued. Its facilities passed a variety of independent quality audits including ISO 9000 recertification, FDA and UL.

SPARTON OF CANADA, LTD.

   The transition from a defense supplier to a commercial electronics business continued at Sparton of Canada (SoC). Sales declined and the unit reported an operating loss. The loss was impacted by this transition and research and development expenditures for several new contracts.

   SoC continues to focus on four business areas - Electronics Contract Manufacturing (ECM), power electronics, acoustics and oceanography.

   A number of new ECM contracts were awarded. Agreements were finalized with several customers for printed circuit board assembly. These customers were attracted by SoC's new automated through hole insertion and surface mount placement equipment, engineering capabilities and the London, Ontario location. A sizable telecommunications company awarded Sparton of Canada a prototype development contract and quality vendor status. ECM backlog stood at a record level at June 30 and further growth is anticipated due to SoC's full service design and manufacturing capabilities and ISO 9001 certification.

   Progress was made on two vital power electronic products, an electronic ballast and automotive power test system. Engineering design is nearing completion on the high power electronic ballast and volume production should commence in 1997. The ballast is used in ultraviolet water purification systems. Applications for spin-off products using its unique technology are being studied.

   The electrical power test system was installed in a Canadian assembly plant of a major automotive manufacturer. The system provides a rugged, mobile source of DC voltage to vehicles during final assembly.

[Graphic]   Sparton of Canada, located in London, Ontario, designed this electronic ballast for new high intensity discharge lamps. The initial contract is for the water purification industry. Worldwide patents are pending.

[Graphic]   This portable receiver was designed and is manufactured by Sparton
            Technology in Rio Rancho, New Mexico and is part of a complete intrusion detection system built for geographical border protection.

   Sea trials are now underway for a large acoustics program, a research projector for a towed sonar system. The contract with the Australian Defence and Technology Organisation (DSTO) should be completed in 1997.

   Oceanographics was a disappointment in 1996. Sales of bathythermographs (BT's), expendable devices that measure temperature as they descend through water, declined markedly. SoC is reexamining its future strategy for this product line at this time.

SPARTON TECHNOLOGY, INC.

   Revenues at Sparton Technology, Inc. (STI) increased 26% and profits before taxes more than tripled in 1996 compared to the prior year. Sales of defense-related products declined and no longer make up a significant portion of sales.

   Export sales of STI's proprietary telecommunications products continue to grow, particularly to mainland China. These transducers and systems are primarily used to monitor cable pressure in telecommunications' lines. Pressure monitoring, battery monitoring and PowerComTM power management equipment international sales grew, especially in New Zealand, Columbia and Mexico. Battery monitoring sales also increased in the United States.

   The delivery of tone alert radios for the Chemical Stockpile Emergency Preparedness Program (CSEPP) was delayed due to a change in UL requirements, necessitating a design change. Shipments of these radios, which emit a loud warning sound and subsequent message in the case of an emergency, should commence in the second quarter of 1997.

   A five-year contract for intrusion detection sensors was awarded by the Immigration and Naturalization Service. Deliveries of these border protection devices started in January 1996.

   An ECM program with a video service company is progressing well. Sparton Technology should begin shipments of a new commercial receiver model to the customer during the first quarter of 1997. Their receiver downlinks information from a satellite.

   The bus wiring harness business grew significantly. A new program manager was recently hired to develop new customers for this product line. The harnesses are manufactured in the Deming, New Mexico, facility that was awarded ISO 9002 certification in 1996. The Rio Rancho plant successfully passed its ISO 9001 recertification.

   Sparton Technology was honored to receive the Roadrunner Quality Award for 1995 from Quality New Mexico, a non-profit, membership organization, for the second consecutive year. The award is given to companies that make significant progress in building sound quality products..."through their commitment and implementation of total quality principles."


[Graphic]   Sparton Technology designed, developed and began selling this low-cost battery monitoring system in 1996. It is used by telecommunications customers worldwide.

[Graphic]   Sparton Electronics' Brooksville, Florida facility began
            manufacturing this remote access server in 1996. This product is part of our customer's worldwide distributed client server networking solutions.

AUTOMOTIVE & INDUSTRIAL PRODUCTS
(DISCONTINUED OPERATIONS)
SPARTON ENGINEERED PRODUCTS, INC.-

KPI GROUP

   In November 1995, a consolidation of two of the three Sparton automotive companies was announced. The merger, effective January 1, 1996, combined the two western Michigan companies, Sparton Engineered Products, Inc.-KPI Group and Sparton Engineered Products, Inc.-Lake Odessa Group. The KPI name was retained. The move was initiated to achieve economies of scale and to lower overall administrative costs. The former headquarters of Lake Odessa Group in Kentwood, Michigan was closed as a result of the merger.

   Combined revenues for KPI Group for 1996 increased, compared to total revenues for the two companies the previous year. Tight fiscal controls kept the combined unit profitable.

   Sparton's two automotive companies, KPI and Flora Groups, opened a joint sales office during 1996. Located in Novi, Michigan, a suburb of Detroit, the larger office is centrally located to service Sparton's U.S.-based automotive customers.

   KPI Group has completed its internal restructuring into strategic business units. This program management system oversees all operations of KPI's individual product lines - shifters, spare tire carriers, parking brakes, metal airbag components, manual controls and miscellaneous automotive components.

   Floor-mounted automatic shifters currently generate the largest revenues for KPI. These are sold to Original Equipment Manufacturers (OEM's) in North America and Europe. The shifter business remained strong in 1996 and featured the start up of a major program at KPI's newest facility in Hartford City, Indiana.

   Spare tire carriers are cabled winches installed under new light trucks, vans and sport utility vehicles to secure and deploy the spare. This business continues to grow for KPI. Development contracts for spare tire carriers were awarded this year which should lead to large production contracts in model years 1998 and 1999. Tire carriers should be the fastest growing product line through 2000.

   KPI's parking brake sales increased markedly. During 1996, the unit inaugurated the delivery of foot-operated parking brakes for a domestic OEM's largest North American automotive model line.

   The consolidation with the former Lake Odessa Group put its brake/accelerator pedal assemblies under KPI's product umbrella. The reorganization previously mentioned brought an Asian transplant's 1997 accelerator pedal assembly to KPI. The group will also launch a major brake/accelerator assembly program during 1997 for a domestic OEM's midsize cars.

   Sales of the group's metal reaction canister products for passenger-side front airbag systems declined during the year.

SPARTON ENGINEERED PRODUCTS, INC.-
FLORA GROUP

   Sales increased at Sparton Engineered Products, Inc. - Flora Group (Flora). Although Flora operated at a loss, the loss was reduced from the previous year. The undercapacity, overtime and labor shortage challenges of 1995 were lessened in 1996. Major restructuring at both plants reduced employment by nearly one third and overtime by nearly 40%. At the same time, production increased by more than 5%.

   A new production line installed in Grayville, Illinois for vibrator horns in December 1994 was moved to the Flora, Illinois location in the third quarter. The relocation reduced manpower requirements and further lowered costs.

   Electronic horn production increased with shipments to one automotive and several industrial OEM manufacturers. Development of the next generation of automotive horns is under way.

[Graphic]   Sparton Electronics' DeLeon Springs and Brooksville, Florida
            facilities team to provide the full system manufacture of this electronic scale. Sparton's concurrent engineering team worked with this customer's product development team in a redesign for manufacturability and assembly.

Consolidated Balance Sheets


SPARTON CORPORATION & SUBSIDIARIES June 30, 1996 and 1995

- ---------------------------------------------------------------------------------------------------------------------------


                                                                                          1996              1995
===========================================================================================================================

ASSETS (Note 3)
Current assets:

     Cash                                                                              $  718,363        $  873,783
     Income taxes recoverable                                                           2,300,000         2,180,000
     Accounts receivable:

         Trade, less allowance of $175,000 ($85,000 in 1995) for doubtful accounts     10,033,548        11,341,587
         U.S. and foreign governments                                                   8,771,574         8,674,737
     Inventories (Notes 1 and 2)                                                       34,217,538        26,539,339
     Prepaid expenses (Note 6)                                                          2,840,189         3,405,279
     Current assets of discontinued automotive operations (Note 7)                     34,351,930        30,815,298
                                                                                      -----------       -----------

         Total current assets                                                          93,233,142        83,830,023
Other assets (Note 5)                                                                   3,587,835         4,087,592
Property, plant and equipment, at cost (Note 1):

     Land and land improvements                                                         1,825,194         1,193,694
     Buildings and building equipment                                                  10,320,284        10,445,146
     Machinery and equipment                                                           17,365,275        14,585,456
                                                                                      -----------       -----------

                                                                                       29,510,753        26,224,296

     Less accumulated depreciation                                                    (20,108,470)      (18,999,909)
                                                                                      -----------      ------------

         Net property, plant and equipment                                              9,402,283         7,224,387
Noncurrent assets, principally property, plant and equipment, of discontinued
   automotive operations (Note 7)                                                      13,047,403        15,512,770
                                                                                     ------------      ------------

                                                                                     $119,270,663      $110,654,772
                                                                                     ============      ============


See accompanying notes

FINANCIAL TRENDS AT A GLANCE

[GRAPH INSERTED HERE]

NET SALES - CONTINUING OPERATIONS                              INCOME (LOSS) PER COMMON SHARE -
(In Millions of Dollars)                                       CONTINUING OPERATIONS

1992     1993       1994        1995      1996                 1992     1993      1994     1995       1996
$180.9   $147.5     $95.5       $94.5     $102.8               $1.12    $.60      .(65)    (.59)     (.36)



SPARTON CORPORATION & SUBSIDIARIES June 30, 1996 and 1995

- ---------------------------------------------------------------------------------------------------------------------------


                                                                                          1996              1995
===========================================================================================================================

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:

     Notes payable (Note 3)                                                          $ 33,594,225      $ 25,580,740
     Accounts payable (Note 2)                                                         11,289,716        10,670,264
     Salaries and wages                                                                 2,574,213         2,326,871
     Income taxes                                                                         279,676           596,006
     Accrued liabilities                                                                3,553,664         4,119,634
     Current liabilities of discontinued automotive operations (Note 7)                12,000,855         7,348,733
                                                                                     ------------      ------------

         Total current liabilities                                                     63,292,349        50,642,248
Deferred compensation                                                                   2,180,903         1,976,593
Deferred income taxes (Note 6)                                                          1,961,500         1,959,500
Long-term obligations, net of current maturities (Note 3)                                  75,000           150,000
Other liabilities of discontinued automotive operations (Note 7)                          231,032           316,368
Commitments and contingencies (Note 8)
Shareowners' equity:

     Preferred stock, serial, no par value; 200,000 shares authorized, none
        outstanding                                                                         --                --
     Common stock, $1.25 par value; 8,500,000 shares authorized,
        7,811,370 shares outstanding after deducting 123,342 shares
        in treasury (Note 4)                                                            9,764,213         9,764,213
     Capital in excess of par value                                                       403,067           403,067
     Retained earnings                                                                 41,362,599        45,442,783
                                                                                     ------------      ------------

         Total shareowners' equity                                                     51,529,879        55,610,063
                                                                                     ------------      ------------

                                                                                     $119,270,663      $110,654,772
                                                                                     ============      ============

[GRAPH INSERTED HERE]

EQUITY PER COMMON SHARE                               WORKING CAPITAL
                                                      (In Millions of Dollars)
 1992   1993     1994    1995    1996           1992   1993   1994   1995   1996

$7.74  $8.57    $7.95    $7.12   $6.60         $45.3  $51.2   $42.2  $33.2  $29.9

Consolidated Statements of Operations


SPARTON CORPORATION & SUBSIDIARIES Years ended June 30, 1996, 1995 and 1994

- ---------------------------------------------------------------------------------------------------------------------------


                                                                        1996              1995              1994
===========================================================================================================================

Net sales                                                           $102,824,946     $ 94,514,784      $ 95,453,340
Costs and expenses:

     Costs of goods sold                                              89,596,288       85,761,641        85,805,232

     Selling and administrative                                       15,330,167       15,055,889        17,028,079
                                                                    ------------     ------------      ------------

                                                                     104,926,455      100,817,530       102,833,311
                                                                    ------------     ------------      ------------

                                                                      (2,101,509)      (6,302,746)       (7,379,971)
Other income (expense):

     Interest                                                         (1,202,143)        (948,800)         (421,447)

     Other-net                                                           (16,142)         592,698           476,526
                                                                    ------------     ------------      ------------

                                                                      (1,218,285)        (356,102)           55,079
                                                                    ------------     ------------      ------------

Loss from continuing operations before income tax credits             (3,319,794)      (6,658,848)       (7,324,892)
Credits for income taxes (Notes 1 and 6)                                (509,000)      (2,088,000)       (2,220,000)
                                                                    ------------     ------------      ------------

Loss from continuing operations                                       (2,810,794)      (4,570,848)       (5,104,892)

Income (loss) from discontinued automotive operations,
   net of income taxes (credits) of $(771,000) in 1996,
   $(966,000) in 1995 and $99,000 in 1994 (Note 7)                    (1,269,390)      (1,889,873)          205,478
                                                                    ------------     ------------      ------------

Net loss                                                            $ (4,080,184)   $  (6,460,721)     $ (4,899,414)
                                                                    ============    =============      ============

Income (loss) per share of common stock:

     Continuing operations                                                 $(.36)             $(.59)          $(.65)
     Discontinued operations                                                (.16)              (.24)            .02
                                                                           -----              -----          ------

                                                                           $(.52)             $(.83)          $(.63)
                                                                           =====              =====           =====


See accompanying notes

FINANCIAL TRENDS AT A GLANCE (continued)
[GRAPH INSERTED HERE]

GOVERNMENTAL SALES                           COMMERCIAL SALES
(In Millions of Dollars)                     (In Millions of Dollars)

 1992     1993   1994   1995   1996          1992    1993   1994    1995    1996

$164.3  $110.9  $49.7  $38.3   $39.1        $16.6   $36.6  $45.8   $56.2   $63.7

                                          Consolidated Statements of Cash Flows


SPARTON CORPORATION & SUBSIDIARIES Years ended June 30, 1996, 1995 and 1994

- ---------------------------------------------------------------------------------------------------------------------------


                                                                        1996              1995              1994
===========================================================================================================================

OPERATING ACTIVITIES:

     Loss from continuing operations                                $ (2,810,794)    $ (4,570,848)     $ (5,104,892)
     Add (deduct) non-cash items affecting continuing operations:
         Depreciation                                                  1,147,027        1,016,818           942,257
         Deferred income taxes                                           307,000         (928,000)          102,000
         Other                                                           (31,939)        (362,783)         (470,104)
     Add (deduct) changes in operating assets and liabilities:

         Income taxes recoverable                                       (120,000)         411,000        (2,591,000)
         Accounts receivable                                           1,939,730       (4,782,014)        2,565,688
         Inventories and prepaid expenses                             (7,410,631)       6,250,539         5,040,905
         Accounts payable, salaries and wages, accrued liabilities
           and income taxes                                              (16,483)       5,423,254        (9,476,774)
                                                                    ------------      -----------        ----------

         Net cash provided (used) by continuing operations            (6,996,090)       2,457,966        (8,991,920)
         Cash flow provided (used) by discontinued operations          3,167,262       (1,084,197)       (2,017,798)
                                                                    ------------      -----------        ----------

              NET CASH PROVIDED (USED) BY
                  OPERATING ACTIVITIES                                (3,828,828)       1,373,769       (11,009,718)

INVESTING ACTIVITIES:

     Purchases of property, plant and equipment                       (3,333,421)      (2,083,838)       (1,114,335)
     Other                                                                 8,498          (31,133)           22,861
     Discontinued operations, principally purchases of automotive
       property,  plant and equipment                                   (855,324)      (4,047,447)       (5,725,311)
                                                                    ------------      -----------        ----------

              NET CASH USED BY INVESTING ACTIVITIES                   (4,180,247)      (6,162,418)       (6,816,785)

FINANCING ACTIVITIES:

     Increase in notes payable                                         8,013,485        4,966,190        16,734,550
     Proceeds from the exercise of stock options                            --                --              4,375
     Principal payments on long-term borrowings                          (75,000)         (75,000)          (75,000)
     Principal payments on long-term borrowings, discontinued operations (84,830)         (84,173)          (83,611)
                                                                    ------------      -----------        ----------

              NET CASH PROVIDED BY FINANCING ACTIVITIES                7,853,655        4,807,017        16,580,314
                                                                    ------------      -----------        ----------


INCREASE (DECREASE) IN CASH                                             (155,420)          18,368        (1,246,189)
     Cash at beginning of year                                           873,783          855,415         2,101,604
                                                                    ------------      -----------        ----------


CASH AT END OF YEAR                                                  $   718,363       $  873,783        $  855,415
                                                                     ===========       ===========      ===========


Supplemental disclosures of cash paid (refunded) during the year for:

      Interest                                                       $ 2,237,131       $ 1,545,276      $   672,199
                                                                     ===========       ===========      ===========

      Income taxes                                                   $(1,428,098)      $(2,621,789)     $   984,844
                                                                     ===========       ===========      ===========


See accompanying notes

Consolidated Statements of Shareowners' Equity


SPARTON CORPORATION & SUBSIDIARIES Years ended June 30, 1996, 1995 and 1994

- ---------------------------------------------------------------------------------------------------------------------



                                              COMMON STOCK
                                             $1.25 PAR VALUE         CAPITAL IN
                                       ------------------------      EXCESS OF        RETAINED
                                         SHARES          AMOUNT      PAR VALUE        EARNINGS            TOTAL
- --------------------------------------------------------------------------------------------------------------------

Balance July 1, 1993                   7,810,370      $9,762,963        $399,942      $56,802,918       $66,965,823
   Net loss                                                                            (4,899,414)       (4,899,414)
   Exercise of stock options               1,000           1,250           3,125                              4,375
                                      ----------      ----------        --------      -----------       -----------


Balance June 30, 1994                  7,811,370       9,764,213         403,067       51,903,504        62,070,784
   Net loss                                                                            (6,460,721)       (6,460,721)
                                      ----------      ----------        --------      -----------       ----------


Balance June 30, 1995                  7,811,370       9,764,213         403,067       45,442,783        55,610,063
   Net loss                                                                            (4,080,184)       (4,080,184)
                                      ----------      ----------        --------      -----------       ----------


Balance June 30, 1996                  7,811,370      $9,764,213        $403,067      $41,362,599       $51,529,879
                                      ==========      ==========        ========      ===========       ===========


See accompanying notes

REPORT OF INDEPENDENT AUDITORS

       The Board of Directors and Shareowners
       Sparton Corporation

       We have audited the accompanying consolidated balance sheets of Sparton Corporation and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sparton Corporation and subsidiaries at June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

       As discussed in Note 1 to the consolidated financial statements, in the year ended June 30, 1994, the Company changed its methods of accounting for income taxes and postemployment benefits.


                                             /s/ Ernst & Young LLP
       Toledo, Ohio

       August 23, 1996

                                     Notes to Consolidated Financial Statements


1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Sparton Corporation and all subsidiaries. All significant intercompany transactions and accounts have been eliminated.

OPERATIONS - The Company's continuing operations are principally in one line of business, the development and manufacture of electronic parts and assemblies. The Company's products and services include microprocessor-based systems, transducers, printed circuit boards and assemblies, sensors and electronic and electromechanical contract manufacturing for the telecommunications, medical, electronics and other industries. The Company also manufactures and develops sonobuoys, air deployed anti-submarine warfare devices, used by the U.S. Navy and other free world countries.

USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities and the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONTRACT ACCOUNTING - Long-term contracts relate principally to government defense and commercial contracts within the electronics line of business. Production contracts are accounted for based on completed units and their estimated average contract cost per unit. Development contracts are accounted for based on percentage completion. Costs and fees billed under cost reimbursement type contracts are recorded as sales. A provision for the entire amount of a loss on a contract is charged to operations as soon as the loss is determinable.

CREDIT PRACTICES - Credit terms are granted and periodically revised based on evaluations of the customers' financial condition with collateral generally not required. Receivables from foreign customers are generally secured by letters of credit. Credit losses relating to customers consistently have been within management's expectations.

INVENTORIES - Inventories are valued at the lower of cost (first-in, first-out basis) or market and include costs related to long-term contracts as disclosed in Note 2. Inventories, other than contract costs, are principally raw materials and supplies. The nature of the Company's business is such that only insignificant amounts of finished goods and non-contract related work-in-process are maintained.

DEPRECIATION - Depreciation is provided over estimated useful lives on accelerated methods, except for certain buildings, machinery and equipment with aggregate costs at June 30, 1996 of approximately $6,876,000 which are being depreciated on the straight-line method. Estimated useful lines generally range from 10 to 40 years for buildings and improvements, 5 to 12 years for machinery and equipment and 3 to 5 years for test equipment.

RESEARCH AND DEVELOPMENT EXPENDITURES - Expenditures for research and development not funded by customers amounted to approximately $1,409,000 in 1996, $4,075,000 in 1995 and $2,189,000 in 1994.

EARNINGS PER SHARE - Earnings per share are computed using the weighted average number of common shares outstanding of 7,811,370 in both 1996 and 1995 and 7,810,721 in 1994. Inclusion of outstanding stock options in the computation would not result in any significant dilution.

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

     In the fourth quarter of 1994, the Company elected to early adopt Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," retroactively as of July 1, 1993. Under this new method of accounting, the Company accrues disability benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid. The cumulative effect of this accounting change was to increase the net loss for the first quarter of 1994 by $264,000 ($.03 per share), net of income tax effects of $149,000. The effect of this accounting change on 1994 operations was not material.

     These accounting changes offset each other and, therefore, had no effect on the net loss reported for 1994.

2. LONG-TERM CONTRACTS

Inventories include costs related to long-term contracts of approximately $30,236,000 and $17,265,000 at June 30, 1996 and 1995, respectively, reduced by progress billings from the United States government of approximately $4,535,000 and $1,025,000, respectively.

     Accounts payable includes billings in excess of costs of $2,914,000 and $6,045,000 at June 30, 1996 and 1995, respectively.

3. DEBT AND LEASE INFORMATION

At June 30, 1996, the Company had a secured formal credit facility (the Agreement) with a group of three banks which provides borrowings of up to $36,000,000 through October, 1996. The Agreement, entered into in December 1995 and amended in June 1996, replaced unsecured, informal lines of credit totaling $33,000,000. Interest is payable at least quarterly and at the Company's option, is subject to several interest rate structures involving the prime and LIBOR based rates. The Agreement also provides for a commitment fee of 1/2% per annum on the unused portion of the credit facility. Borrowings under this formal credit facility are secured by substantially all non real estate assets owned by the Company. In addition, the Company is subject to loan covenant restrictions related to additional indebtedness, the acquisition and disposition of assets and the maintenance of defined minimum net worth and working capital levels. Short-term borrowings outstanding had weighted average interest rates of 8.31% and 7.20% at June 30, 1996 and 1995, respectively. Carrying amounts of borrowings under the Agreement approximate fair value due to the frequently redetermined interest rates.

     Long-term obligations from continuing operations consist of a capitalized lease obligation. Annual maturities of this long-term obligation, including the principal portion of the capital lease, for the years subsequent to June 30, 1996 are $75,000 in both 1997 and 1998.

     The Company leases various facilities and equipment under agreements accounted for as operating leases. Rent expense amounted to approximately $703,000, $531,000 and $1,251,000 in 1996, 1995 and 1994, respectively.
Commitments under these leases are not significant.

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

     Information on options is as follows:

                                           Shares
                                            Under
                                           Option            Price Range
- ------------------------------------------------------------------------

Outstanding at July 1, 1993               121,800         $4.38 to $6.63
  Exercised                                (1,000)                  4.38
  Cancelled                                (9,200)         4.38 to  6.63
                                          -------         --------------
Outstanding at June 30, 1994              111,600         4.38  to  6.63
  Exercised as stock appreciation rights   (7,500)                  4.38
  Cancelled or expired                    (55,100)        4.38  to  6.63
                                          -------         --------------
Outstanding at June 30, 1995               49,000                   6.63
  Exercised                                   --
  Cancelled                                   --
                                          -------         --------------
Outstanding at June 30, 1996               49,000                  $6.63
                                          =======         ==============

     At June 30, 1996 there were 341,500 shares reserved for option grants and 28,750 share options exercisable which expire in 1997 and 1999. The remaining 20,250 share options outstanding become exercisable beginning in 1997 and expire through 1999.


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

     The following major assumptions were used in the actuarial valuations:

Long-term rate of investment return                                   8.0%
Long-term rate of increase in compensation levels                     5.0%
Discount rate (8.0% for 1995)                                         7.5%

     Net periodic pension income of $236,000, $427,000 and $458,000 was recognized in 1996, 1995 and 1994, respectively. The components of these credits are as follows:

                             1996          1995         1994
- --------------------------------------------------------------

Service cost-benefits
  earned during the year $  178,000   $   239,000   $  240,000

Interest on projected
  benefit obligation        662,000       623,000      599,000

Actual return on
  plan assets            (3,149,000)       85,000     (251,000)

Net amortization
  and deferral            2,073,000    (1,374,000)  (1,046,000)
                        -----------   -----------   ----------
  Net periodic
   pension income       $  (236,000)  $  (427,000)  $ (458,000)
                        ===========   ===========   ==========

     The following table summarizes the funding status of the plan at March 31:

                                                 1996       1995

- -------------------------------------------------------------------

Actuarial present value of benefit obligations:
 Accumulated benefit obligation:

   Vested                                   $ 6,831,000 $ 7,277,000
   Nonvested                                    748,000     167,000
                                            ----------- -----------
                                            $ 7,579,000 $ 7,444,000
                                            =========== ===========
  Projected benefit obligation              $ 8,650,000 $ 8,532,000
Market value of plan assets consisting
  principally of common stock
  (including 319,100 shares of the
  Company's common stock), corporate
  bonds and U.S. Government obligations      13,544,000  11,485,000
                                            ----------- -----------
Excess of plan assets over projected
  benefit obligation                          4,894,000   2,953,000

Unrecognized net loss                           471,000   2,537,000
Unrecognized net transition asset            (1,778,000) (2,139,000)
                                            ----------- -----------
Prepaid pension cost included in
  other assets                              $ 3,587,000 $ 3,351,000
                                            =========== ===========

                                       14

6. INCOME TAXES

     Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at June 30, 1996 and 1995 are as follows:

                                     1996       1995
- --------------------------------------------------------------

Deferred tax assets:

   Canadian tax carryovers            $ 2,340,000 $ 1,596,000
   Employment and compensation          1,334,000   1,264,000
   Inventories                          1,786,000   2,243,000
   Other                                  489,000     391,000
                                      ----------- -----------
      Total deferred tax assets         5,949,000   5,494,000
   Less valuation reserve for Canadian
      tax carryovers                   (2,340,000) (1,596,000)

                                      ----------- -----------
                                        3,609,000   3,898,000

Deferred tax liabilities:

   Property, plant and equipment        1,551,000   1,618,000
   Prepaid pension costs                1,292,000   1,207,000
                                      ----------- -----------
      Total deferred tax liabilities    2,843,000   2,825,000
                                      ----------- -----------
         Net deferred tax assets      $   766,000 $ 1,073,000
                                      =========== ===========

     Deferred taxes are included in the balance sheet at June 30, 1996 and 1995 as follows:

Prepaid expenses                       $2,727,500  $3,032,500
Deferred tax liabilities                1,961,500   1,959,500

                                       ----------  ----------
                                       $  766,000  $1,073,000
                                       ==========  ==========

     Income (loss) before income taxes consists of the following:

                         1996        1995       1994
- ----------------------------------------------------------------

Continuing operations:

   United States       $(1,348,317)   $(5,860,569) $(5,929,714)
   Canada               (1,971,477)      (798,279)  (1,395,178)
                       ------------   -----------  -----------
                        (3,319,794)    (6,658,848)  (7,324,892)

Discontinued operations (2,040,390)    (2,855,873)     304,478
                       -----------    -----------  -----------
                       $(5,360,184)   $(9,514,721) $(7,020,414)
                       ===========    ===========  ===========

     The related provision (credit) for income taxes consists of:

                         1996          1995       1994
- ------------------------------------------------------------

Current:

   United States      $(881,000)  $(1,222,000)  $(2,496,000)
   Canada                   --            --        (32,000)
   State and local       65,000        62,000       206,000
                      ---------   -----------   -----------
                       (816,000)   (1,160,000)   (2,322,000)

Deferred-United States  307,000      (928,000)      102,000
                      ---------   -----------   -----------
                      $(509,000)  $(2,088,000)  $(2,220,000)
                      =========   ===========   ===========


     The consolidated effective tax rate differs from the statutory U.S. federal tax rate for the following reasons and by the following percentages:

                                1996        1995        1994
- -------------------------------------------------------------

Statutory U.S. federal
  tax (benefit) rate           (34.0%)     (34.0%)    (34.0%)
Significant increases
  (reductions) resulting from:
   Canadian tax loss
     carryovers                 20.2         4.1        6.0

   Tax benefit of foreign
     sales corporation          (2.0)       (2.2)      (1.9)

   State and local
     income taxes               (0.1)       (1.1)      (1.7)

   Other                         0.6         1.8        1.3
                                ----       -----       ----
Effective tax (benefit) rate   (15.3%)     (31.4%)    (30.3%)
                                ====       =====       ====

     For Canadian income tax purposes, approximately $4,829,000 of non-capital losses and scientific research and experimental development expenditures are available at June 30, 1996 for carryover against income in future tax years. These carryovers begin to expire in the year 2000. In addition, unused investment tax credits of approximately $409,000 at June 30, 1996 are available for carryover against tax liabilities in future tax years. These carryover credits will begin to expire in the year 2004.

7. DISCONTINUED OPERATIONS

In August 1996, the Company formalized its plan to offer for sale its automotive operations. Accordingly, operating results have been reclassified and reported in discontinued operations. The Company is in the process of negotiating the sale of these operations and expects that the sale will be completed in fiscal 1997. Management does not anticipate a loss on the sale and intends to use sale proceeds to both reduce debt and provide working capital for its expanding ECM business.

     Operating results of discontinued automotive operations are as follows:

                            1996           1995         1994
- -------------------------------------------------------------------

Revenues               $121,263,396    $115,015,984    $105,720,764
                       ============    ============    ============
Income (loss) before
  income taxes         $ (2,040,390)   $ (2,855,873)   $    304,478

Income taxes (credit)      (771,000)       (966,000)         99,000
                       ------------    ------------    ------------
Net income (loss)      $ (1,269,390)   $ (1,889,873)   $    205,478
                       ============    ============    ============

     Corporate office expenses and interest costs, historically allocated and charged to the automotive operations, were reversed and allocated back to continuing operations as these expenses were not considered to be directly attributable to discontinued operations. Expenses allocated back to continuing operations totaled $2,209,129 in 1996, $1,701,649 in 1995 and $1,439,749 in
1994.

     Interest on borrowings under the Company's general credit facilities was allocated to discontinued operations based on the ratio of the net assets of discontinued automotive operations to the total net assets of the Company plus existing debt under the Company's general credit facilities. Interest expense allocated to discontinued automotive operations totaled $1,092,023 in 1996, $707,047 in 1995 and $263,832 in 1994.

     Assets and liabilities of discontinued automotive operations are as follows at June 30:
                                         1996           1995
- -----------------------------------------------------------------

Current assets:

   Cash                             $    21,841       $   329,401
   Accounts receivable               21,528,650        17,074,998
   Inventories                       12,423,376        13,069,473
   Prepaid expenses                     378,063           341,426
                                    -----------      ------------
                                   $ 34,351,930      $ 30,815,298
                                   ============      ============
Noncurrent assets:
   Property, plant and equipment,
     at cost                       $ 37,308,326     $ 37,186,567
   Less accumulated depreciation    (24,260,923)     (21,673,797)
                                   ------------     ------------
                                   $ 13,047,403     $ 15,512,770
                                   ============     ============
Current liabilities:

   Accounts payable                $  9,836,617     $  5,500,312
   Salaries and wages                   751,529          816,153
   Accrued liabilities                1,412,709        1,032,268
                                   ------------     ------------
                                   $ 12,000,855     $  7,348,733
                                   ============     ============
Long-term obligations, net of
   current maturities              $    231,032     $    316,368
                                   ============     ============

8. COMMITMENTS AND CONTINGENCIES

Various litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are non-routine. The Company and its subsidiaries are also involved in certain compliance issues with the United States Environmental Protection Agency and various state agencies, including being named as a potentially responsible party at several sites. Potentially responsible parties (PRP's) can be held jointly and severally liable for the cleanup costs at any specific site. The Company's past experience, however, has indicated that when it has contributed only relatively small amounts of material or waste to a specific site relative to other PRP's, its ultimate share of any cleanup costs has been minor. Based upon available information, the Company believes it has contributed only small amounts to those sites in which it is currently viewed a potentially responsible party.

     One of Sparton's facilities located in New Mexico has been the subject of ongoing investigations with the United States Environmental Protection Agency
(EPA) under the Resource Conservation and Recovery Act (RCRA). To date, this work has involved, among other things, on-site and off-site investigations of environmental impacts, negotiation and execution of an Administrative Order on Consent (AOC) with EPA and the installation of some on-site groundwater recovery wells and air stripping equipment. A remedial investigation called for in the AOC has been completed and approved. In May 1996, Sparton submitted to EPA a final Corrective Measures Study, based upon the results of its investigation, as required in the AOC. In June 1996, EPA issued its final decision selecting remedies for corrective action at the site. EPA estimated that the present value cost of its remedies would range from between $15,000,000 and $26,400,000 based on a 30-year time frame. In Sparton's judgment, the remedies proposed by EPA are either unnecessary or technically impractical. Sparton is vigorously challenging EPA's remedy selection and has filed suit in Federal District Court in Dallas asserting that EPA's decision on remedy selection violates the AOC. Sparton is currently negotiating with other involved regulatory agencies for alternative remedies that Sparton believes would protect public health and the environment with estimated costs ranging from $500,000 to $1,000,000. These negotiations have not yet been completed. Successful resolution of these negotiations and Sparton's litigation with EPA may be difficult, given the simultaneous involvement of local, state and federal governmental agencies. To date, Sparton has incurred approximately $5,950,000 since this contamination problem was first identified in the early 1980's. $3,000,000 of this amount has been recovered from insurance companies. A reserve was initiated in 1991 to cover the then estimated future minimum costs. In 1996 and 1995, Sparton incurred costs of $247,000 and $184,000 respectively, which were charged against this reserve. At June 30, 1996, the remaining reserve to cover future minimum costs totaled $444,000. If a remedy is ultimately imposed on Sparton, other than the one it has proposed, the ultimate cleanup costs may significantly increase. There is no assurance that additional costs greater than the amount reserved will not be incurred or that significant changes in environmental laws or their interpretation will not require that additional amounts be spent.

     In the fourth quarter of 1995, the Company resolved litigation that arose during the ownership of its oil and gas operations which were sold in 1991. The Company had retained responsibility for resolving this litigation. Upon resolution, income of $846,000 was recorded on the financial statements and included in other income.

9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)                          Notes

The following unaudited information shows selected items by quarter for the years ended June 30, 1996 and 1995, respectively.

                                                                First        Second          Third         Fourth
                                                               Quarter       Quarter        Quarter        Quarter

- ---------------------------------------------------------------------------------------------------------------------------

Net sales:
   1996                                                   $ 17,862,015  $  23,598,769   $25,185,127   $36,179,035
   1995                                                     24,581,149     19,852,454    24,616,766    25,464,415
Gross profit:
   1996                                                      1,855,150      2,760,515     2,982,194     5,630,799
   1995                                                      3,218,746      2,629,307     3,793,543      (888,453)
Income (loss):
   1996:

      Continuing operations                               $ (1,482,828)  $   (717,111)  $  (485,167)  $  (125,688)
      Discontinued operations                               (1,186,564)      (420,864)     (331,108)      669,146
                                                          ------------   ------------   -----------   -----------
                                                          $ (2,669,392)  $ (1,137,975)  $  (816,275)  $   543,458
                                                          ============   ============   ===========   ===========
   1995:

      Continuing operations                               $   (396,818)  $   (926,658)  $  (248,714)  $(2,998,658)
      Discontinued operations                                 (854,400)    (1,010,343)     (212,062)      186,932
                                                          ------------   ------------   -----------   -----------
                                                           $(1,251,218)  $ (1,937,001)  $  (460,776)  $(2,811,726)
                                                          ============   ============   ===========   ===========

Income (loss) per common share:
   1996:

      Continuing operations                                      $(.19)         $(.09)         $(.06)       $(.02)
      Discontinued operations                                     (.15)          (.06)          (.04)         .09
                                                                 -----          -----          -----        -----
                                                                 $(.34)         $(.15)         $(.10)       $ .07
                                                                 =====           ====          =====        =====
   1995:

      Continuing operations                                      $(.06)         $(.12)         $(.03)       $(.38)
      Discontinued operations                                     (.10)          (.13)          (.03)         .02
                                                                 -----          -----          -----        -----
                                                                 $(.16)         $(.25)         $(.06)       $(.36)
                                                                 =====          =====          =====        =====

     The Company's gross margins were decreased approximately $1,066,000 in the fourth quarter of 1996 and by approximately $5,500,000 in the fourth quarter of 1995 due to the writedown in carrying value of FM pager-related inventories. The pager program was unique within the Company's Electronic Contract Manufacturing
(ECM) business as the Company unexpectedly became involved in the direct marketing of a commercial/ consumer product on a worldwide basis. Normally, ECM programs do not require the Company's direct involvement in product marketing.

     In August 1996, the Company finalized a contract for the sale of up to 9,000 completed pager units. The cost of remaining pager inventories, valued at $351,000, are expected to be recovered from pager transactions completed in 1997 under the terms of the contract. The 1995 charge resulted from a competitor's actions in the Company's principal anticipated markets which resulted in a writedown to the then estimated net realizable value of the inventory. Pager marketing and development expenditures were not material to operating results in either 1996 or 1995 and are expected to be insignificant in 1997.

10. SALES CONCENTRATION

Total direct sales on prime contracts to United States government agencies were $27,809,000 in 1996, $25,692,000 in 1995 and $33,200,000 in 1994. Total sales to the Foxboro Company were $7,375,000 in 1996, $11,199,000 in 1995 and $8,409,000 in 1994; total sales to Waters Corporation were $10,573,000 in 1996, $10,909,000 in 1995 and $6,102,000 in 1994; and total sales to Protel, Inc. were $7,302,000 in 1996, $6,104,000 in 1995 and $10,387,000 in 1994. No other customer accounted for 10% or more of consolidated sales from continuing operations in 1996, 1995 or 1994.

     Foreign export sales by U.S. continuing operations to unaffiliated customers were $17,043,000 in 1996, $16,225,000 in 1995 and $18,552,000 in 1994.
Sales of ASW devices and related engineering contract services for the years 1996-1994 contributed approximately 34%, 37% and 50%, respectively, to total sales.

Selected Financial Data

SPARTON CORPORATION & SUBSIDIARIES Years Ended June 30

- ---------------------------------------------------------------------------------------------------------------------


                                              1996            1995            1994            1993             1992
=====================================================================================================================
OPERATING RESULTS

Net sales                              $102,824,946    $ 94,514,784    $ 95,453,340     $147,457,053    $180,945,228
Costs and expenses                      104,926,455     100,817,530     102,833,311      139,601,555     167,497,759
                                      -------------    ------------    ------------      -----------     -----------

                                         (2,101,509)     (6,302,746)     (7,379,971)       7,855,498      13,447,469
Other income (expense):

     Interest                            (1,202,143)       (948,800)       (421,447)        (384,060)       (708,459)
     Other-net                              (16,142)        592,698         476,526          196,170         276,356
                                      -------------    ------------    ------------      -----------     -----------

                                         (1,218,285)       (356,102)         55,079         (187,890)       (432,103)
                                      -------------    ------------    ------------      -----------     -----------
Income (loss) from continuing operations
     before income taxes                 (3,319,794)     (6,658,848)     (7,324,892)       7,667,608      13,015,366
Provision (credit) for
     income taxes                          (509,000)     (2,088,000)     (2,220,000)       3,022,000       4,262,000
                                      -------------    ------------    ------------      -----------     -----------
Income (loss) from continuing operations (2,810,794)     (4,570,848)     (5,104,892)       4,645,608       8,753,366
Income (loss) from discontinued
     automotive operations, net of
     income taxes                        (1,269,390)     (1,889,873)        205,478        1,992,334        (785,075)
                                      -------------    ------------    ------------      -----------     -----------

Net income (loss)                     $  (4,080,184)  $  (6,460,721)  $  (4,899,414)     $ 6,637,942     $ 7,968,291
                                      =============   =============   =============      ===========     ===========
Weighted average common
     shares outstanding                   7,811,370       7,811,370       7,810,721        7,800,543       7,791,672

PER SHARE OF COMMON STOCK
Income (loss):

     Continuing operations                   $ (.36)         $ (.59)         $ (.65)           $ .60          $1.12
     Discontinued operations                   (.16)           (.24)            .02              .25           (.10)
                                            -------          ------          ------            -----          ------

                                             $ (.52)         $ (.83)         $ (.63)           $ .85           $1.02
                                            =======          ======          ======            =====          ======



Shareowners' equity                          $6.60           $7.12           $7.95            $8.57           $7.74
Dividends                                       --             --              --              --                --

OTHER FINANCIAL DATA

Total assets                          $119,270,663    $110,654,772    $108,721,940     $104,388,719    $ 98,571,080
Working capital                         29,940,793      33,187,775      42,204,541       51,212,170      45,308,069
Working capital ratio                       1.47:1          1.66:1          2.00:1           2.56:1          2.34:1
Long-term obligations                   $   75,000      $  150,000      $  225,000       $  300,000      $  375,000
Shareowners' equity                     51,529,879      55,610,063      62,070,784       66,965,823      60,275,943


                                       Management's Discussion and Analysis of
                                  Financial Condition and Results of Operations


The following is management's discussion and analysis of certain significant events affecting the Company's earnings and financial condition during the fiscal years included in the accompanying financial statements. The Company's continuing operations have been classified as one segment, Electronics. In August 1996, the Company formalized its plan to offer for sale its automotive operations. Accordingly, these operations, formerly classified as the Automotive and Industrial Products segment, have been reclassified and reported as discontinued operations.

FISCAL 1996 COMPARED TO FISCAL 1995

Sales for the year ended June 30, 1996 totaled $102,825,000, an increase of $8,310,000 (9%) from 1995. Revenues were below expectations, primarily in the Electronic Contract Manufacturing (ECM) areas. Sales at Sparton Electronics were $5,433,000 (7%) higher than last year, with primarily all of the increase attributable to ECM revenues. Sales, however, fell below anticipated levels due to the slow start up on a new production sonobuoy contract and the failure of certain expected ECM revenues to materialize as planned. Sales increased 26% at Sparton Technology, primarily due to strong foreign and proprietary product revenues to the worldwide telecommunications industry. Revenues at the Canadian business unit were below last year's levels as this unit continues to develop a new commercial sales base.

     The Company reported a loss from operations of $2,102,000 compared to a loss of $6,303,000 last year. These results were below expectations. Sparton Electronics generated an operating profit of $203,000 for the year compared to a loss of $5,955,000 last year. Although this is a significant improvement over the prior year, Sparton Electronics operations were unfavorably impacted by multiple ECM program startups, delays in production startup on a defense contract and continuing unfavorable capacity variances. Included within these operating results were charges totaling $1,432,000 in 1996 and $5,500,000 in 1995 due to the writedown in carrying value of FM pager-related inventories. The FM pager program was unique within the Company's ECM business as the Company unexpectedly became involved in the direct marketing of a commercial/consumer product. No other ECM contract has had this direct marketing requirement nor is it anticipated that any existing or future ECM contracts will involve such a requirement. In May 1996, the Company entered into negotiations for the sale of up to 9,000 completed pager units, with terms of this contract finalized in August 1996. The Company's gross margins in the fourth quarter of 1996 were decreased $1,066,000 due to the writedown in carrying value of the pager related inventories. After these charges, remaining pager inventories were valued at $351,000. The cost of the remaining inventory is expected to be recovered from pager transactions completed in 1997 under the terms of the contract. Pager marketing and development expenditures were not material to operating results in either 1996 or 1995 and are expected to be insignificant in 1997. Sparton Technology reported a strong increase in operating profit for 1996 compared to last year, primarily due to sustained sales growth and a favorable product mix. The Canadian unit incurred a significant operating loss, greater than the operating loss from last year, due to low sales volume.

     In August 1996, the Company formalized its plan to offer for sale its automotive operations. Accordingly, operating results have been reclassified and reported as discontinued operations. The Company is in the process of negotiating the sale of these operations and expects that the sale will be completed in fiscal 1997. Management does not anticipate a loss on the sale and intends to use sale proceeds to both reduce debt and provide working capital for its expanding ECM business. Interest expense increased $253,000 to $1,202,000 due to higher average borrowings and higher borrowing costs. As detailed in Note 3 to these financial statements, the Company has a secured formal credit facility (the Agreement) which provides borrowings up to $36,000,000 through October 1996. The Agreement, entered into in December 1995 and amended in June 1996, replaced unsecured informal lines of credit totaling $33,000,000. Other Expense was $16,000 compared to Other Income of $593,000 last year as 1995 included income from the resolution of litigation which arose during the ownership of the oil and gas operations that were sold in 1991. After provision for applicable income taxes, as discussed in Note 6 to the financial statements, the Company incurred a loss from continuing operations of $2,811,000 ($.36 per share) in 1996 compared to a loss of $4,571,000 ($.59 per share) in 1995. A loss of $1,269,000 ($.16 per share) from discontinued automotive operations was incurred in 1996 compared to a loss of $1,890,000 ($.24 per share) in 1995. The Company's net loss was $4,080,000 ($.52 per share) for 1996 and $6,461,000 ($.83 per share) in 1995.

FISCAL 1995 COMPARED TO 1994

Sales for the year ended June 30, 1995 were $94,515,000, a decline of $939,000 (1%) from 1994. 1995 sales decreased $4,924,000 (6%) at Sparton Electronics compared to 1994. Commercial sales volume continued to expand, but not at a level sufficient to offset the long-term decline in defense-related revenues. Early in the third quarter of 1995, Sparton Electronics was awarded a major sonobuoy contract by the U.S. Navy with deliveries scheduled to begin late in 1996. Revenues increased at Sparton Technology, primarily due to expanding proprietary product sales to the worldwide telecommunications industry. Sales also increased significantly at the Canadian unit over the depressed levels of the prior year.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)


     The Company reported an operating loss from continuing operations of $6,303,000 in 1995 compared to an operating loss of $7,380,000 in 1994. Sparton Electronics incurred a loss for the current year that was larger than the loss of the previous year. Margins were adversely impacted by increased costs associated with lower overall sales volumes, unexpected production delays, higher material costs and multiple program launches. The Company's gross margins were decreased by $5,500,000 in the fourth quarter of 1995 and by $3,300,000 in the fourth quarter of 1994 due to writedowns related to the FM pager program. Until the fourth quarter of 1994, the Company had anticipated recovery of FM pager-related costs, including development costs, based on binding agreements with a customer. When it became apparent to the Company in May 1994 that the customer was not financially able to meet the terms of the contracts, the Company wrote off certain contract-related costs and discontinued accounting for the pager under the contract method. Based on information then known to Company management and into the fourth quarter of 1995, it was management's continued assessment that the recoverability of the cost of the pager inventories was not uncertain. Because of a competitor's actions in the Company's principal anticipated markets, the $5,500,000 charge to operations became necessary. Remaining pager-related inventories were valued at $1,783,000 at June 30, 1995 and were valued at the time based on then current negotiations with potential customers.

     Sparton Technology had an operating profit in 1995 compared to a loss in 1994. The Canadian unit incurred a loss in 1995, but this loss was significantly less than that incurred in 1994. These improved operating results at Sparton Technology and Canada were primarily due to higher sales volume, favorable product mixes and previously instituted cost-cutting measures.

     Interest expense increased $527,000 in 1995 to $949,000 due to substantially higher average borrowings and rising interest rates. Other Income increased $116,000 to $593,000 primarily due to the resolution of litigation which arose during ownership of the oil and gas operations that were sold in 1991. After provision for applicable income taxes, as discussed in Note 6 to the financial statements, the Company incurred a loss from continuing operations of $4,571,000 ($.59 per share) in 1995 compared to a loss of $5,104,000 ($.65 per share) in 1994. A loss of $1,890,000 ($.24 per share) from discontinued automotive operations was reported in 1995 compared to income of $205,000 ($.02 per share) in 1994. The Company's net loss for 1995 was $6,461,000 ($.83 per share) and $4,899,000 ($.63 per share) in 1994.


LIQUIDITY AND CAPITAL RESOURCES

The primary source of cash and equivalents has historically been from operations. Short-term credit facilities are used to provide added liquidity. The Company is experiencing a change in its liquidity resources as the volume of U.S. defense-related contract work declines. Certain contracts within the defense operations of Sparton Electronics provide for interim progress billings based on costs incurred. These progress billings reduce the amount of cash that would otherwise be required during the performance of these contracts. As the volume of U.S. defense-related contract work declines, so will the relative importance of progress billings as a component of the Company's aggregate liquidity resources. Unused amounts available under existing credit facilities are the only immediate source of cash and equivalents.

     Cash flows used by operating activities were $3,829,000 in 1996 compared to cash flows provided by operating activities of $1,374,000 in 1995. Cash flows used by operating activities were $11,010,000 in 1994. Primary uses of the 1996 net cash flows consumed by operating activities were operating losses and increases in inventories offset by decreases in accounts receivable and cash flows provided from discontinued operations.

     Cash flows used for investing activities were $4,180,000 in 1996, $6,162,000 in 1995 and $6,817,000 in 1994. Over this three-year period, the Company's principal investing activity was the purchase of property, plant and equipment for the discontinued automotive operations. There were also significant investments made in equipment to accommodate the expanding commercial electronics business. The Company will continue to strategically invest in additional plant and equipment to accommodate additional electronics business, particularly in the ECM area.

     Cash flows from financing activities were $7,854,000 in 1996, $4,807,000 in 1995 and $16,580,000 in 1994. Over this three-year period, these increases were due to additional short-term borrowings to fund the Company's operating and investing activities. As discussed in Note 7 to the financial statements, it is the Company's intention to use cash proceeds from the sale of the discontinued automotive operations to both reduce debt and provide working capital for its expanding ECM business. At June 30, 1996, the Company had $29,941,000 in working capital.

OTHER

Various litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are non-routine. The Company and its subsidiaries are also involved in certain compliance issues with the United States Environmental Protection Agency and various state agencies, including being named as a potentially responsible party at several sites. Potentially responsible parties (PRP's) can be held jointly and severally liable for the cleanup costs at any specific site. The Company's past experience, however, has indicated that when it has contributed only relatively small amounts of material or waste to a specific site relative to other PRP's, its ultimate share of any cleanup costs has been minor. Based upon available information, the Company believes it has contributed only small amounts to those sites in which it is currently viewed a potentially responsible party.

     One of Sparton's facilities located in New Mexico has been the subject of ongoing investigations with the United States Environmental Protection Agency
(EPA) under the Resource Conservation and Recovery Act (RCRA). To date, this work has involved, among other things, on-site and off-site investigations of environmental impacts, negotiation and execution of an Administrative Order on Consent (AOC) with EPA, and the installation of some on-site groundwater recovery wells and air stripping equipment. A remedial investigation called for in the AOC has been completed and approved. In May 1996, Sparton submitted to EPA a final Corrective Measures Study, based upon the results of its investigation, as required in the AOC. In June 1996, EPA issued its final decision selecting remedies for corrective action at the site. EPA estimated that the present value cost of its remedies would range from between $15,000,000 and $26,400,000 based on a 30-year time frame. In Sparton's judgment, the remedies proposed by EPA are either unnecessary or technically impractical. Sparton is vigorously challenging EPA's remedy selection and has filed suit in Federal District Court in Dallas asserting that EPA's decision on remedy selection violates the AOC. Sparton is currently negotiating with other involved regulatory agencies for alternative remedies that Sparton believes would protect public health and the environment with estimated costs ranging from $500,000 to $1,000,000. These negotiations have not yet been completed. Successful resolution of these negotiations and Sparton's litigation with EPA may be difficult, given the simultaneous involvement of local, state and federal governmental agencies. To date, Sparton has incurred approximately $5,950,000 since this contamination problem was first identified in the early 1980's. $3,000,000 of this amount has been recovered from insurance companies. A reserve was initiated in 1991 to cover the then estimated future minimum costs. In 1996 and 1995, Sparton incurred costs of $247,000 and $184,000 respectively, which were charged against this reserve. At June 30, 1996, the remaining reserve to cover future minimum costs totaled $444,000. If a remedy is ultimately imposed on Sparton, other than the one it has proposed, the ultimate cleanup costs may significantly increase. There is no assurance that additional costs greater than the amount reserved will not be incurred or that significant changes in environmental laws or their interpretation will not require that additional amounts be spent.

     The Company's sales of sonobuoys, principally to the U.S. Navy, have declined dramatically from $151,024,000 in 1992 to $35,589,000 in 1996. In anticipation of this decline, the Company has been developing commercial electronics opportunities which will utilize its existing technological and manufacturing capabilities, largely in the U.S. and Canadian ECM markets. The Company's experience to date indicates that significant commercial electronics opportunities exist. Because of the many new customers and markets involved, management continues to be challenged in its attempts to forecast near-term sales and margins with accuracy. As with any change of this magnitude, unanticipated problems can be reasonably expected to occur. Investors should be aware of this uncertainty and make their own independent evaluation.

Directors, Officers & General Managers


DIRECTORS

JAMES N. DEBOER, Partner
     Law Firm of Varnum, Riddering,
     Schmidt and Howlett, LLP
     Grand Rapids, Michigan

DAVID W. HOCKENBROCHT, President
     Sparton Corporation

 *ROBERT J. KIRK, Financial Consultant
     Toledo, Ohio

 *MARSHALL V. NOECKER, Chairman
     and substantial owner of the
     Marshall Noecker Group Companies
     Garden City, Michigan

RORY B. RIGGS, President
     Biomatrix, Inc.
     Richfield, New Jersey

DAVID B. SCHOON, President
     Stock Portfolio Management, Inc.
     Grand Rapids, Michigan

JOHN J. SMITH, Chairman
     Sparton Corporation

LAWSON K. SMITH, Vice President-Secretary
     Sparton Corporation

MICHAEL N. TAGLICH, Chairman & President
     Taglich Brothers, D'Amadeo,
     Wagner and Co., Inc.
     New York, New York

BLAIR H. THOMPSON, Retired
     Vice President-Treasurer
     Sparton Corporation



 *Audit Committee


OFFICERS AND GENERAL MANAGERS

SPARTON CORPORATION

JOHN J. SMITH
     Chairman and Chief Executive Officer

DAVID W. HOCKENBROCHT
     President and Chief Operating Officer

RICHARD L. LANGLEY
     Vice President-Treasurer

LAWSON K. SMITH
     Vice President-Secretary

R. JAN APPEL
     Vice President, General Counsel and
     Assistant Secretary

JOSEPH S. LERCZAK
     Assistant Treasurer

ELECTRONICS

DOUGLAS E. JOHNSON
     Vice President-General Manager
     Sparton Electronics

RICHARD D. MICO
     Vice President-General Manager
     Sparton Technology, Inc.

W. DAVID WEIND
     Vice President-General Manager
     Sparton of Canada, Ltd.

DISCONTINUED OPERATIONS -

AUTOMOTIVE & INDUSTRIAL PRODUCTS

JERRY R. GAUSE
     Vice President-General Manager
     Sparton Engineered Products, Inc.-
     KPI Group

WILLIAM L. MASTERSON
     Acting General Manager
     Sparton Engineered Products, Inc.-
     Flora Group

                                                                 Business Units

ELECTRONICS

SPARTON ELECTRONICS

Administrative Office
Johnson Lake Rd.
DeLeon Springs, FL 32130

     MANUFACTURING AND
     ENGINEERING FACILITIES:

         Jackson, MI
         DeLeon Springs, FL
         Brooksville, FL

SPARTON OF CANADA, LTD.
99 Ash St.
London, Ontario N5Z 4V3

SPARTON TECHNOLOGY, INC.

Administrative Office
4901 Rockaway Blvd., S.E.
Rio Rancho, NM 87124

     MANUFACTURING FACILITIES:
         Deming, NM
         Rio Rancho, NM

CORPORATE OFFICE

SPARTON CORPORATION
2400 E. Ganson St.
Jackson, MI 49202
Phones (517) 787-8600 o (800) 248-9579
Fax (517) 787-1822

DISCONTINUED OPERATIONS -

AUTOMOTIVE & INDUSTRIAL PRODUCTS

SPARTON ENGINEERED PRODUCTS, INC.- FLORA GROUP

Administrative Office and Technical Center
Old U.S. Highway 50 W
Flora, IL 62839

     MANUFACTURING FACILITIES:
         Flora, IL
         Grayville, IL

     SALES-ENGINEERING OFFICE
         41561 11 Mile Road
         Novi, MI 48375

SPARTON ENGINEERED PRODUCTS, INC.- KPI GROUP

Administrative and Sales Offices
     and Technical Center
427 N. Griffin St.
Grand Haven, MI 49417

     MANUFACTURING FACILITIES:
         Brownstown, IN
         Hartford City, IN
         White Cloud, MI
         Spring Lake, MI
         Lake Odessa, MI
         Gladwin, MI

     SALES-ENGINEERING OFFICE
         41561 11 Mile Road
         Novi, MI 48375

COMMON STOCK LISTING
New York Stock Exchange

TRANSFER AGENT/REGISTRAR
KEYCORP SHAREHOLDER SERVICES, INC.
4900 Tiedeman Road
P.O. Box 6477
Cleveland, OH 44101-1477
(800) 542-7792

NEW YORK TRANSFER FACILITY
5 Hanover Square
10th Floor
New York, NY 10004

FORM 10-K AVAILABLE

A copy of Sparton Corporation's annual report on Form 10-K for the year ended June 30, 1996, filed with the Securities and Exchange Commission, will be furnished without charge to any shareowner upon written request to Richard L. Langley, Vice President-Treasurer, Sparton Corporation, 2400 E. Ganson
St., Jackson, MI 49202

ATTENDANCE AT ANNUAL MEETING

Our annual meeting plans have not been completed. Shareowners will be notified of its date and time as soon as these plans are finalized.


It is Sparton Corporation's policy to afford equal employment opportunity to all employees and qualified applicants for employment without regard to race, religion, creed, color, sex, national origin, age, handicap or veteran status.