Form 10-K, Exhibit 13
period 1997-06-30
SPARTON CORP
filed 1997-09-25
CIK 92679

                                                           Financial Highlights
                                                                     Exhibit 13

SPARTON CORPORATION & SUBSIDIARIES For Years Ended June 30

-----------------------------------------------------------------------------------------------
                                                    1997              1996            1995
-----------------------------------------------------------------------------------------------
Net sales                                       $ 142,736,800    $ 102,824,946    $  94,514,784
Income (loss):
     Continuing operations                      $   2,241,903    $  (2,810,794)   $  (4,570,848)
     Discontinued operations                       31,458,637       (1,269,390)      (1,889,873)
                                                -------------    -------------    -------------
                                                $  33,700,540    $  (4,080,184)   $  (6,460,721)
                                                =============    =============    =============
Working capital                                 $  68,760,933    $  29,940,793    $  33,187,775
Working capital ratio                                  3.53:1           1.47:1           1.66:1
Common shares outstanding at June 30                7,818,090        7,811,370        7,811,370
Long-term obligations - continuing operations            --      $      75,000    $     150,000
Per common share:
     Income (loss):
         Continuing operations                  $         .29    $        (.36)   $        (.59)
         Discontinued operations                         4.02             (.16)            (.24)
                                                -------------    -------------    -------------
                                                $        4.31    $        (.52)   $        (.83)
                                                =============    =============    =============
     Working capital                            $        8.80    $        3.83    $        4.25
     Shareowners' equity                                10.90             6.60             7.12
     Dividends                                           --               --               --

Market Data
PRICE RANGE

New York Stock Exchange                                                  Years Ended June 30
---------------------------------------------------------------------------------------------------------------------------
                                                         1997                       1996                       1995
---------------------------------------------------------------------------------------------------------------------------
Quarter Ended:                                     High         Low           High        Low            High         Low
                                                   ----------------           ---------------            ----------------
     September 30                                  8           3 7/8          5 3/8       4              5 3/4        4 5/8
     December 31                                   9           7 1/2          4 7/8       3 7/8          5 5/8        4 1/4
     March 31                                      8 3/4       7 5/8          4 3/8       3 1/4          4 1/2        3 3/8
     June 30                                      11 7/8       8 1/4          4 3/4       3 1/2          5 1/4        3 1/2

Recent Price as of August 29, 1997                            15 1/4

Shareowners of record                                        845

[Photo John J. Smith]
[Photo David W. Hockenbrocht]


TO OUR SHAREOWNERS:

September 26, 1997

     Sparton Corporation, now just three years away from its 100th consecutive year in business, completed a milestone fiscal year in repositioning the Company as a significant competitor in the fast growing electronics contract manufacturing (ECM) business. As part of this repositioning, we completed the sale of the major portion of our automotive parts Original Equipment Manufacturer (OEM) business, Sparton Engineered Products, Inc. - KPI Group, located in Grand Haven, Michigan, at a sale price of $80,500,000 cash. The completion of this transaction enabled the Company to retire all bank debt, increase shareowners' equity at June 30 to $85,242,000 and, after the payment of estimated taxes associated with the sale, retain a cash and investment balance at June 30 of $29,948,000. We expect that this amount, coupled with normal cash flow from operations, will provide a strong funding base for our future manufacturing equipment and working capital needs for some time.

     The Company reported sales from continuing operations for the fiscal year of $142,737,000, a 39% increase from the previous year. Net income for the year was $33,701,000 ($4.31 per share). Of this amount, $2,242,000 ($.29 per share)
was net income from continuing operations, the balance, $31,459,000 ($4.02 per share), was from discontinued operations. This $.29 per share profit on continuing operations replaced the loss from the previous year of $.36 per share.

     Our sales mix for the fiscal year was $77 million in ECM sales, a 40% increase, $56 million in Government sales (principally sonobuoys), an increase of 43%, and $10 million in proprietary Telecommunications products, an increase of 12%.

ELECTRONICS AND TELECOMMUNICATIONS
(CONTINUING OPERATIONS)

     To further enhance Sparton's competitive position, Sparton Electronics implemented a new, fully integrated computerized business information system, which will be later networked throughout all of Sparton. This Enterprise Resource Planning (ERP) system will enable real time information sharing between all of Sparton's manufacturing locations and its growing customer and key supplier bases.

     All six Sparton manufacturing facilities continue to maintain ISO 9000 certification as well as comply with a variety of customer-specific, third-party quality certifications. Sparton remains focused on continuously improving the quality levels of our products and service and, within 2-3 years, operating on a Six-Sigma basis. Six Sigma represents a quality standard of 13 or less defective parts per million.

     Sparton's objective is to be a rapid-response, high value-added supplier/partner with a select group of growing customers. These customers tend to make outsourcing decisions strategically with an emphasis on maintaining lowest total cost over the life of their products. We seek to provide a personalized set of manufacturing and engineering services for each customer in an otherwise rather impersonal business world.

     Sparton Electronics began the first phase of implementing the business system designed to support this rapid response, personalized service. In addition to these business system improvements, our program management function has been enhanced through the creation of a customer business manager (CBM) system during 1997. The CBM's, who manage the process at a strategic level, are focused on specific industries and related customers. This structure better supports customer utilization of multiple manufacturing sites through a single point of contact, as CBM's coordinate site-specific teams at each manufacturing facility. This increases the geographic flexibility for a widely dispersed customer base. Currently, 45% of Sparton Electronics' ECM business is with companies based in the northeastern U.S., 36% with midwestern companies and 19% with firms located in the southeastern U.S.

     Sales of government products, primarily sonobuoys, rose approximately 50% at Sparton Electronics in 1997. Sparton, the largest free world producer of these submarine-detection devices, was awarded 55% of the U.S. Navy's requirements this year. Sonobuoy demand from the U.S. and international governments should rise modestly in 1998 and appears to be stable for the foreseeable future. However, these sales levels are significantly less than their peaks in the early 1990's.

     At Sparton Technology, revenues from power monitoring and proprietary telecommunications products increased. Exports of these products grew, particularly into mainland China.

     Electronics Contract Manufacturing revenues rose at Sparton of Canada. Their operational highlights included the reaching of an agreement in principle to provide electronic ballasts to a water treatment customer and the 10 1/2-month completion of a full turnkey design and manufacturing project for a telecommunications customer.

     We focused our efforts on business development and production efficiency improvements in 1997. Sparton Electronics upgraded their real-time quality data collection system and electronic communications with their customers via the Internet. A team of personnel from all of Sparton's purchasing departments was formed to optimize material acquisition processes and minimize costs.

     During the new year, we look forward to obtaining a select number of new customers as well as adding a significant amount of new business from our existing customer base. We continue to see the fulfillment and value of what we believe is a unique ECM business approach. As always, we appreciate your interest and your confidence in our efforts to reposition Sparton in this growing business field.

AUTOMOTIVE AND INDUSTRIAL PRODUCTS
(DISCONTINUED OPERATIONS)

     Sparton's KPI Group was sold to Dura Automotive Systems, Inc. on December 5, 1996 for $80,500,000. Sparton's remaining automotive business unit is Sparton Engineered Products, Inc. - Flora Group. Its principal product is automotive horns sold to the worldwide automotive OEM business. Flora experienced increased sales and a reduced loss from the prior year. Flora Group has completed engineering development and initial qualification testing of two new world class automotive OEM electric horns which are now being tested by several customers. Discussions are under way with several parties who have expressed interest in the purchase of Flora Group. We anticipate the sale of this business unit soon.

     Our Annual Meeting this year is scheduled for Wednesday, October 22, 1997 in our Jackson, Michigan offices at 9:00 a.m. We trust that many of you will attend. We are striving to make the meeting an interesting review of the highlights of the fiscal year just closed.

Yours very truly,

/s/ John J. Smith
John J. Smith
Chairman


/s/ David W. Hockenbrocht
David W. Hockenbrocht
President


"We continue to see the fulfillment and value of what we believe is a unique ECM business approach."


[GRAPHIC OF THE EARTH]

[GRAPHIC]

Sparton's Electronic Contract Manufacturing (ECM) revenues were $77 million in 1997. This ECM product, an electronic scale, is made at the Sparton Electronics' facility in DeLeon Springs, Florida.

OVERVIEW

Sparton Corporation's businesses are vested in three units: Sparton Electronics in DeLeon Springs, Florida, Sparton of Canada, Ltd. (SOC) in London, Ontario and Sparton Technology, Inc. (STI) in Rio Rancho, New Mexico.

     Sparton Electronics is comprised of Sparton Electronics Florida, Inc. and the Sparton Electronics division of Sparton Corporation. In addition to its headquarters location and manufacturing facility in DeLeon Springs, Sparton Electronics operates plants in Brooksville, Florida and Jackson, Michigan. Revenues increased by 44% at Sparton Electronics in 1997 and this business unit returned to profitability. Electronics Contract Manufacturing (ECM) and government sales were both significantly higher than last year.


     Sparton of Canada's revenues increased 43% over 1996 and reached their highest level in 5 years. Overall, this business unit was unprofitable, but its losses were substantially reduced compared to the previous year. SOC has agreed to supply electronic ballasts to an ultraviolet water purification system customer for a multi-year period. ECM sales increased substantially.

     Sparton Technology, with facilities in Rio Rancho, Albuquerque and Deming, New Mexico, recorded a revenue increase of over 13% and remained profitable. ECM and export sales of STI's proprietary telecommunications products continued to grow.

ELECTRONICS CONTRACT MANUFACTURING (ECM)

   Growth of the ECM business and improving profitability are primary focuses within Sparton. Corporate ECM revenues increased from $55 million in fiscal 1996 to $77 million in 1997, a 40% increase. All six Sparton operating facilities, located in Florida, Ontario, New Mexico and Michigan, provide ECM services and are ISO 9000 certified. The ECM

[GRAPHIC]

The Brooksville, Florida plant of Sparton Electronics manufactures this remote access server. ECM revenues, including those from this internationally distributed product, increased 40% at Sparton in 1997.

\


services range from printing circuit board production to complete turnkey product design, box build capabilities and aftermarket services. Turnkey entails the responsibilities of procuring all of the components of a product and performing all the labor to assemble it compared to receiving the components on consignment. Box build signifies full system, rather than just printed circuit board, manufacturing.

     Sparton added several new ECM customers in the networking and medical electronics industries and noted significant growth in the telecommunications, medical and avionics portions of its existing customer base. Emphasis continues to be placed on increasing the percentage of value-added services included in each project, such as design and aftermarket support. This one-stop shopping approach is attractive to customers seeking an outsourcing partner, rather than just short-term manufacturing capacity.

     Technological advancements in this industry tend to reduce printed circuit board material and labor content. Sparton is dedicated to minimizing the impact of this tendency by adding value beyond pure assembly labor.

     ECM revenues rose by 37% at Sparton Electronics. Due to cyclical ups and downs in the computer industry, most contract manufacturers have learned to maintain a diverse group of customers with minimal reliance on a major customer or a single industry. Sparton Electronics' ECM customers may be grouped into the following product categories: approximately 56% industrial products, 11% medical electronics, 20% telecommunications-related products and 12% commercial avionics. The industrial sector includes process control, instrumentation, factory automation and ruggedized automotive products. Consumer computing products represent less than 1% of ECM sales at Sparton Electronics.

     Over 50% of the ECM business base at Sparton Electronics involves subsystem or system level assembly, as opposed to assembly of printed circuit boards alone. A majority of manufacturing customers utilize Sparton's engineering services for either product development or cost reduction. On several programs, Sparton ships directly to our customers' customers, providing aftersale support services, such as spare parts, repair depots and refurbishment needs.

     ECM at Sparton Electronics is also geographically diversified. In terms of sales dollars, approximately 45% of our customers are located in the northeast, 36% in the midwest and 19% in the southeast. Efforts are underway to develop equally strong business bases in the southwestern and western United States.

     Sparton Electronics has continued to optimize its operations to support the needs of its customer base. This past year, the traditional plant-focused program management structure was re-engineered to a customer business management structure. Under the new organization, customer business managers (CBM's) are focused on specific industries and related customers, as opposed to a mix of customers at a common manufacturing facility. The CBM manages the process at a strategic level and directs site-specific teams focused on the tactical issues of account management. The customer business manager becomes the customer's advocate at Sparton Electronics. Each CBM's performance is measured on customer satisfaction, growth of the business he or she manages and program profitability. This business model allows for more localized support of regional customer needs.

     Sparton of Canada recorded considerable Electronics Contract Manufacturing sales growth. ECM revenues more than doubled from the previous year. A major factor for the growth was a large turnkey ECM project in which SOC provided full turnkey design and manufacturing services for an international telecommunications supplier. The project was completed from concept to final production in 10 1/2 months with a high customer satisfaction level. SOC offers full ECM engineering services, with disciplines including mechanical and electronic design, software, electronic packaging and radio frequency (RF) engineering.

     Another 1997 ECM highlight at Sparton of Canada was the negotiation of an agreement in principle to supply high-power electronic ballasts for a customer's ultraviolet water purification systems. The multi-year agreement to provide these power supplies has the potential for significant volumes. Patents are being pursued for the ballasts, which are specifically used to power high intensity discharge lamps. New applications for these ballasts in such products as stadium and theatrical lighting, motion picture cameras and welders are being explored.

     Sparton Technology Inc. (STI) delivered emergency alert radios during 1997 for the Chemical Stockpile Emergency Preparedness Program (CSEPP) funded by the government. The reliability and performance of these receivers, which emit a loud warning sound and subsequent message in case of an emergency, has been excellent.

     Bus wiring harnesses manufactured in Deming, New Mexico also contributed to STI's 43% ECM growth. The harness business grew slightly while remaining strong and profitable. Another major factor in Sparton Technology's ECM work is the supply of commercial downlink receivers to a video service company. Volumes were not as high as hoped for in 1997, but are expected to rebound in 1998. An agreement in principle was reached for STI to manufacture, test, calibrate and drop ship automatic meter reading assemblies. Shipments of these devices, which will be used in rural areas of the U.S., should commence in the first quarter of fiscal 1998.

     Continued growth and North American regional expansion are anticipated for Sparton's ECM business.


[GRAPHIC]


Sparton of Canada in London, Ontario manufactures the electronic ballasts included in this ultraviolet wastewater treatment system. The ballasts, which have patents pending, contain a unique power supply technology.

ENGINEERING SERVICES

     Advanced Engineering Services (AES) is the business portion of Sparton Electronics dedicated to selling design engineering services to the medical industry. 1997 was the first full year of operation for AES. Customers embraced the concept and performance of this business located in DeLeon Springs, Florida. Sales continue to grow and engineering staff is being added in this area to accommodate growing demand.

     The AES market focus is product design of diagnostic, therapeutic, surgical and laboratory equipment for medical companies. AES acts as an extension of a customer's engineering department to handle its overload or to work outside of the field of expertise of a customer's internal staff. Sparton AES strengths are fast turnaround time, a focus on concurrent engineering and manufacturability, broad technical knowledge and a thorough understanding of FDA, UL, FCC and other agency approvals necessary for medical products. Sparton possesses technical knowledge in the area of analog and digital electronics, software, mechanical design and acoustics. The turnaround time for AES is typically one-third that of most customers' internal resources.

[GRAPHIC]

The staff within the Advanced Engineering Service (AES) portion of Sparton Electronics designed this tourniquet, now in production in DeLeon Springs, Florida.

     A microprocessor-controlled pneumatic tourniquet was designed by AES and is now being manufactured by Sparton Electronics. The device has been very successful in the marketplace and AES is bidding new projects for the customer. Several components of a full surgical suit ventilation system were engineered by AES for a major medical company.

     Three development programs are currently underway at AES. The first is the design and build of a complex control system for an advanced therapeutic hospital bed. The other two programs involve the design of microscope slide preparation devices.

     The outlook for AES is very positive. They are receiving positive publicity from prior projects and repeat business.

GOVERNMENT PRODUCTS

     Government revenues within Sparton Electronics increased approximately 50% during 1997 after four years of stagnant or declining sales. These revenues came primarily from sales of Anti-Submarine Warfare (ASW) products, particularly the development and production of sonobuoys and other oceanographic devices. Both domestic and international sales of these expendable submarine-detecting devices increased. Sparton continues to be the largest volume production sonobuoy company in the free world. In 1997, Sparton was awarded 55% of the U.S. Navy's sonobuoy requirements.

     Sparton was in full production of the U.S. Navy's SSQ 62 active sonobuoy for all of 1997 and production should continue through 1998. This represents our largest non-stop output of the Q62 in the 17-year history of the product.

     Sonobuoy demand from the U.S. and international governments should increase slightly in 1998 and remain stable for the foreseeable future. The oceanographic portion of the Government Business Unit should also grow. In 1997, Sparton Electronics developed the next generation of airborne bathythermographic buoys. These devices, which measure temperatures as they descend through water, are in the qualification stage with the U.S. Navy.

     There were two government programs of significance at Sparton of Canada during the year. The first was the delivery of a research projector for a towed sonar system to the Royal Australian Navy Defence and Technology Organsation. The second was the receipt of an order for free-flooded ring transducers. These sonar projectors that transmit sound underwater are part of an ongoing effort to upgrade the U.K. Navy with new transducer systems.

     Intrusion detection systems for border protection continue to be delivered by STI to the U.S. Immigration and Naturalization Service under a five-year contract which is subject to annual releases. Sparton delivers seismic, magnetic (vehicle detection), long and short-range infrared sensors, processor-transmitters, repeaters and portable monitors for the program. Feedback has been positive on the latest generation of equipment. Processor-transmitter, repeater and monitor technology enables the sensor to function up to 100 miles from the command center.

TELECOMMUNICATIONS PRODUCTS

     Revenues from Sparton's proprietary telecommunications products continue to grow. Power monitoring equipment sales and exports rose, particularly in China.

     Interest in STI's pressure transducers and systems is increasing as Internet usage sparks demand for better quality, higher bandwidth and hence, better monitoring of standard telephone wires. During the past year an addressable flow transducer was added to the pressure monitoring line of products. This flow transducer, which makes it easier to locate leaks in pressurized cable, experienced significant sales into China. STI also introduced a higher speed modem in these systems to meet the demand for the receipt of higher speed data.

     Sparton's PowerCom(TM) power management system is being standardized in Beijing, Shanghai and Guangzhou, China and is being tested by several other Chinese cities. The system is used by central telecommunications offices to monitor and control all their power elements including rectifiers, converters, standby generators and batteries. This standardization signifies that Sparton should have a strong power monitoring presence in China for many years.

     Battery monitoring continues to grow in the United States as telephone companies continue to deploy thousands of small unattended sites requiring battery back-up. The batteries are utilized to maintain telephone service in the event of an electrical power failure. During this past year, STI licensed a software package for predicting battery life and is now including it in its battery monitoring line. This capability will allow telecommunications companies to monitor battery life from a central facility via telephone lines.

     Sparton is now approved for battery monitoring at five of the seven major U.S. regional telecommunications companies. STI is also talking to major telephone power equipment manufacturers regarding the supply of battery monitors for original equipment installations.

QUALITY AND TECHNOLOGY

     All six Sparton facilities passed their audits for ISO 9000 recertification during the year. ISO 9000 is the internationally recognized stringent quality standard. It includes engineering design, manufacturing and customer service standards for quality. The three plants of Sparton Electronics were recertified to ISO 9001 under a single Quality System certification. Sparton of Canada received recertification of ISO 9001. Both STI plants successfully completed their audits, Rio Rancho for ISO 9001 and Deming for ISO 9002.

     This Sparton commitment to the highest standards of product and service excellence was evidenced by several customer recognitions for outstanding quality. For the third consecutive year, Sparton Technology received the Quality New Mexico Roadrunner award. It honors recipients "...that have made significant progress towards building sound processes through the implementation of total quality principles."

     Sparton of Canada passed the quality audit of a major telecommunications company for the design and manufacture of products.

     Sparton Electronics received third-party recognition twice for its leadership in commercial contract electronics product development and manufacturing. It was awarded the 1996 Service Excellence Award for Technology in the large contractor category sponsored by Technology Forecasters, Inc. and Circuits Assembly magazine. The group was also selected as one of four finalists in the SDRC/Machine Design Concurrent Engineering Awards sponsored by Machine Design magazine and the Structural Dynamics Research Corporation.

     In 1997 Sparton focused its efforts on business development and production efficiency improvements. The ECM business at Sparton Electronics has a large percentage of customers with high product mix and low to medium volume requirements. This drives a need for strong product scheduling and tracking capability, a flexible manufacturing floor capable of changing product mix every two to four hours and a strong materials management organization. To this end, Sparton Electronics has continued its investment in equipment and systems. New capabilities in assembly and test equipment have been added to enhance Sparton's ECM technology offerings. An investment was made in a new business information and tracking system. Enhancements have been made to the existing real-time quality data collection system and electronic customer communications through the Internet. A corporate-wide materials team has been established to optimize material acquisition processes while minimizing costs.

     A second Surface Mount Technology (SMT) line has been ordered by Sparton Technology to keep pace with customer demand for printed circuit board manufacturing.

     A Sparton Web site was developed and put on line in 1997 to electronically reach potential new customers, employees, vendors and shareowners. As of this writing over 5,000 Internet users have accessed the site including people in Great Britain, Italy, Australia, Japan and Thailand. The internet address is www.sparton.com.

[GRAPHIC]

This medical pump was designed and is now being made for an ECM customer by Sparton Electronics in Jackson, Michigan. The group performed UL and FDA regulatory testing on this limb compression unit.

[GRAPHIC]

This PowerCom(TM) power management system is manufactured by Sparton Technology in Rio Rancho, New Mexico. It is employed by central telecommunications offices throughout the world to monitor and control their power equipment.

Consolidated Balance Sheets

SPARTON CORPORATION & SUBSIDIARIES June 30
--------------------------------------------------------------------------------------------------------------
                                                                                     1997            1996
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                  $   8,021,620    $     718,363
     Investment securities (Notes 1 and 2)                                         21,926,849             --
     Income taxes recoverable                                                            --          2,300,000
     Accounts receivable:
         Trade, less allowance of $144,000 ($175,000 in 1996)                      14,484,331       10,033,548
         U.S. and foreign governments                                              10,316,573        8,771,574
     Inventories (Notes 1 and 3)                                                   29,662,787       34,217,538
     Prepaid expenses (Note 7)                                                      3,391,094        2,840,189
     Current assets of discontinued automotive operations (Note 8)                  8,175,772       34,351,930
                                                                                -------------    -------------
         Total current assets                                                      95,979,026       93,233,142
Other assets (Note 6)                                                               5,118,524        3,587,835
Property, plant and equipment, at cost (Note 1):
   Land and land improvements                                                       1,826,194        1,825,194
     Buildings and building equipment                                              10,321,577       10,320,284
     Machinery and equipment                                                       18,804,527       17,365,275
                                                                                -------------    -------------
                                                                                   30,952,298       29,510,753
     Less accumulated depreciation                                                (21,579,772)     (20,108,470)
                                                                                -------------    -------------
         Net property, plant and equipment                                          9,372,526        9,402,283
Noncurrent assets, principally property, plant and equipment, of discontinued
   automotive operations (Note 8)                                                   3,707,011       13,047,403
                                                                                -------------    -------------
                                                                                $ 114,177,087    $ 119,270,663
                                                                                =============    =============


See accompanying notes

FINANCIAL TRENDS AT A GLANCE

Net Sales - Continuing Operations
(In Millions of Dollars)
'93       $147.5
'94         95.5
'95         94.5
'96        102.8
'97        142.7


Income (Loss) Per Common Share -
Continuing Operations
'93       $  60
'94        (.65)
'95        (.59)
'96        (.36)
'97         .29

SPARTON CORPORATION & SUBSIDIARIES June 30
--------------------------------------------------------------------------------------------------------------
                                                                                       1997          1996
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
     Notes payable (Note 4)                                                        $       --     $ 33,594,225
     Accounts payable (Note 3)                                                       12,219,845     11,289,716
     Salaries and wages                                                               2,694,336      2,574,213
     Income taxes (Note 7)                                                            2,080,513        279,676
     Accrued liabilities                                                              5,599,782      3,553,664
     Current liabilities of discontinued automotive operations (Note 8)               4,623,617     12,000,855
                                                                                   ------------   ------------
         Total current liabilities                                                   27,218,093     63,292,349
Deferred compensation                                                                      --        2,180,903
Deferred income taxes (Note 7)                                                        1,571,500      1,961,500
Long term obligations, net of current maturities (Note 3)                                  --           75,000
Other liabilities of discontinued automotive operations (Note 8)                        145,044        231,032
Commitments and contingencies (Note 9)
Shareowners' equity (Notes 1 and 5):
      Preferred stock, serial, no par value; 200,000 shares authorized, none
       outstanding                                                                         --             --
      Common stock, $1.25 par value; 8,500,000 shares authorized,
       7,818,090 shares outstanding (7,811,370 at June 30, 1996)
       after deducting 116,622 shares (123,342 at June 30, 1996)
       in treasury (Note 5)                                                           9,772,613      9,764,213
     Capital in excess of par value                                                     440,677        403,067
     Retained earnings                                                               75,029,160     41,362,599
                                                                                   ------------   ------------
         Total shareowners' equity                                                   85,242,450     51,529,879
                                                                                   ------------   ------------
                                                                                   $114,177,087   $119,270,663
                                                                                   ============   ============







Equity Per Common Share
'93      $ 8.57
'94        7.95
'95        7.12
'96        6.60
'97       10.90

Working Capital
(In Millions of Dollars)
'93      $ 51.2
'94        42.2
'95        33.2
'96        29.9
'97        68.8

Consolidated Statements of Operations

SPARTON CORPORATION & SUBSIDIARIES For Years Ended June 30
---------------------------------------------------------------------------------------------------------------------------------
                                                                                       1997             1996             1995
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                          $ 142,736,800   $ 102,824,946    $  94,514,784
Costs and expenses:
     Costs of goods sold                                                             123,798,483      89,596,288       85,761,641

     Selling and administrative                                                       15,653,430      15,330,167       15,055,889
                                                                                   -------------   -------------    -------------
                                                                                     139,451,913     104,926,455      100,817,530
                                                                                   -------------   -------------    -------------
                                                                                       3,284,887      (2,101,509)      (6,302,746)
Other income (expense):
     Interest and investment income (Note 2)                                           1,211,233         101,586           77,905
     Interest expense                                                                   (896,010)     (1,202,143)        (948,800)
     Other-net                                                                            12,793        (117,728)         514,793
                                                                                   -------------   -------------    -------------
                                                                                         328,016      (1,218,285)        (356,102)
                                                                                   -------------   -------------    -------------
Income (loss) from continuing operations before income taxes (credits)                 3,612,903      (3,319,794)      (6,658,848)
Provision (credits) for income taxes (Note 7)                                          1,371,000        (509,000)      (2,088,000)
                                                                                   -------------   -------------    -------------
Income (loss) from continuing operations                                               2,241,903      (2,810,794)      (4,570,848)
Discontinued operations:
     Loss from discontinued automotive operations, net of  income tax credits of
       $(72,000) in 1997, $(771,000) in 1996 and $(966,000) in 1995 (Note 8)            (128,720)     (1,269,390)      (1,889,873)
     Gain on sale of discontinued automotive operations, net of applicable
       income taxes of $18,122,000                                                    31,587,357            --               --
                                                                                   -------------   -------------    -------------
Net income (loss)                                                                  $  33,700,540   $  (4,080,184)   $  (6,460,721)
                                                                                   =============   =============    =============
Income (loss) per share of common stock:
     Continuing operations                                                         $         .29   $        (.36)   $        (.59)
     Discontinued operations                                                                4.02            (.16)            (.24)
                                                                                   -------------   -------------    -------------
                                                                                   $        4.31   $        (.52)   $        (.83)
                                                                                   =============   =============    =============




See accompanying notes


FINANCIAL TRENDS AT A GLANCE (continued)

GOVERNMENTAL SALES - CONTINUING OPERATIONS
(In Millions of Dollars)

      93     94     95     96     97

   $110.9   49.7   38.3   39.1   55.9


COMMERCIAL SALES - CONTINUING OPERATIONS
(In Millions of Dollars)

    93     94      95      96     97
  $36.6   45.8    56.2    63.7   86.8

                                          Consolidated Statements of Cash Flows

SPARTON CORPORATION & SUBSIDIARIES For Years Ended June 30
----------------------------------------------------------------------------------------------------------------------------------
                                                                                         1997            1996            1995
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Income (loss) from continuing operations                                        $  2,241,903    $ (2,810,794)   $ (4,570,848)
     Add (deduct) non-cash items affecting continuing operations:
         Depreciation                                                                   1,494,511       1,147,027       1,016,818
         Deferred income taxes                                                           (467,000)        307,000        (928,000)
         Other                                                                            (13,337)        (31,939)       (362,783)
     Add (deduct) changes in operating assets and liabilities:
         Inventories and prepaid expenses                                               4,080,847      (7,410,631)      6,250,539
         Income taxes recoverable                                                       2,300,000        (120,000)        411,000
         Deferred compensation                                                         (2,288,518)           --              --
         Accounts receivable                                                           (6,345,782)      1,939,730      (4,782,014)
         Accounts payable, salaries and wages, accrued liabilities
           and income taxes                                                             4,468,207         (16,483)      5,423,254
                                                                                     ------------    ------------    ------------
         Net cash provided (used) by continuing operations                              5,470,831      (6,996,090)      2,457,966
     Income taxes on discontinued operations                                          (18,122,000)           --              --
     Cash flow provided (used) by discontinued operations                                (605,725)      3,167,262      (1,084,197)
                                                                                     ------------    ------------    ------------
              NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                        (13,256,894)     (3,828,828)      1,373,769

INVESTING ACTIVITIES:
     Proceeds from sale of discontinued operations - net                               78,829,062            --              --
     Purchases of investment securities - net                                         (21,926,849)           --              --
     Purchases of property, plant and equipment                                        (2,132,478)     (3,333,421)     (2,083,838)
     Other, principally noncurrent other assets                                          (424,014)          8,498         (31,133)
     Discontinued operations, principally purchases of automotive property,
       plant and equipment                                                                (74,388)       (855,324)     (4,047,447)
                                                                                     ------------    ------------    ------------
              NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                         54,271,333      (4,180,247)     (6,162,418)

FINANCING ACTIVITIES:
     (Decrease) increase in notes payable                                             (33,594,225)      8,013,485       4,966,190
     Common stock transactions, principally from exercise of stock options                 44,031            --              --
     Principal payments on long-term borrowings                                           (75,000)        (75,000)        (75,000)
     Principal payments on long-term borrowings, discontinued  operations                 (85,988)        (84,830)        (84,173)
                                                                                     ------------    ------------    ------------
              NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                        (33,711,182)      7,853,655       4,807,017
                                                                                     ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                                                             7,303,257        (155,420)         18,368
CASH AT BEGINNING OF YEAR                                                                 718,363         873,783         855,415
                                                                                     ------------    ------------    ------------
CASH AT END OF YEAR                                                                  $  8,021,620    $    718,363    $    873,783
                                                                                     ============    ============    ============
Supplemental disclosures of cash paid (refunded) during the year for:
     Interest expense                                                                $  1,353,897    $  2,237,131    $  1,545,276
                                                                                     ============    ============    ============
     Income taxes                                                                    $ 15,937,989    $ (1,428,098)   $ (2,621,789)
                                                                                     ============    ============    ============


See accompanying notes

Consolidated Statements of Shareowners' Equity

SPARTON CORPORATION & SUBSIDIARIES For Years Ended June 30
----------------------------------------------------------------------------------------------------------------------
                                                   COMMON STOCK,            CAPITAL IN
                                                  $1.25 PAR VALUE           EXCESS OF       RETAINED
                                               SHARES         AMOUNT        PAR VALUE       EARNINGS         TOTAL
----------------------------------------------------------------------------------------------------------------------
Balance June 30, 1994                         7,811,370    $  9,764,213    $    403,067   $ 51,903,504    $ 62,070,784
     Net loss                                                                               (6,460,721)     (6,460,721)
                                              ---------    ------------    ------------   ------------    ------------
Balance June 30, 1995                         7,811,370       9,764,213         403,067     45,442,783      55,610,063
     Net loss                                                                               (4,080,184)     (4,080,184)
                                              ---------    ------------    ------------   ------------    ------------
Balance June 30, 1996                         7,811,370       9,764,213         403,067     41,362,599      51,529,879
     Net income                                                                             33,700,540      33,700,540
     Exercise of stock options and other          6,720           8,400          37,610         (1,979)         44,031
     Net unrealized losses in marketable
       securities (Note 2)                                                                     (32,000)        (32,000)
                                              ---------    ------------    ------------   ------------    ------------
Balance June 30, 1997                         7,818,090    $  9,772,613    $    440,677   $ 75,029,160    $ 85,242,450
                                              =========    ============    ============   ============    ============


See accompanying notes

Report of Independent Auditors

        The Board of Directors and Shareowners
        Sparton Corporation

We have audited the accompanying consolidated balance sheets of Sparton Corporation and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sparton Corporation and subsidiaries at June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP
                                       Ernst & Young LLP

Toledo, Ohio

August 22, 1997

                                      Notes to Consolidated Financial Statements

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Sparton Corporation and all subsidiaries. All significant intercompany transactions and accounts have been eliminated.

OPERATIONS - The Company's continuing operations are principally in one line of business, the development and manufacture of electronic parts and assemblies. The Company's products and services include microprocessor-based systems, transducers, printed circuit boards and assemblies, sensors and electromechanical and electronic contract manufacturing (ECM) for the telecommunications, medical, electronics and other industries. The Company also manufactures and develops sonobuoys, air deployed Anti-Submarine Warfare (ASW) devices, used by the U.S. Navy and other free world countries.

USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities and the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONTRACT ACCOUNTING - Long-term contracts relate principally to government defense contracts. Production contracts are accounted for based on completed units and their estimated average contract cost per unit. Development contracts are accounted for based on percentage completion. Costs and fees billed under cost reimbursement type contracts are recorded as sales. A provision for the entire amount of a loss on a contract is charged to operations as soon as the loss is determinable.

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

CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of demand deposits and other highly liquid investments with an original maturity date of less than three months.

INVESTMENT SECURITIES - Investments in debt securities that are not cash equivalents and marketable equity securities have been designated as available for sale. Those securities are reported at fair value, with material net unrealized gains and losses included in equity, net of applicable taxes. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses on investments are determined using the specific identification method.

INVENTORIES - Inventories are valued at the lower of cost (first-in, first-out basis) or market and include costs related to long-term contracts as disclosed in Note 3. Inventories, other than contract costs, are principally raw materials and supplies. The nature of the Company's business is such that only insignificant amounts of finished goods and non-contract related work-in-process are maintained.

STOCK OPTIONS - The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The Company will follow the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No.123, "Accounting for Stock-Based Compensation."

DEPRECIATION - Depreciation is provided over estimated useful lives on accelerated methods, except for certain buildings, machinery and equipment with aggregate costs at June 30, 1997 of approximately $8,668,000 which are being depreciated on the straight-line method. Estimated useful lines generally range from 10 to 40 years for buildings and improvements, 5 to 12 years for machinery and equipment and 3 to 5 years for test equipment.

RESEARCH AND DEVELOPMENT EXPENDITURES - Expenditures for research and development not funded by customers amounted to approximately $987,000 in 1997, $1,409,000 in 1996 and $4,075,000 in 1995.

EARNINGS PER SHARE - Earnings per share are computed using the weighted average number of common shares outstanding of 7,816,417 in 1997 and 7,811,370 in both 1996 and 1995. Inclusion of outstanding stock options in the computation would not result in any significant dilution.

2. INVESTMENT SECURITIES

The Company has had investment securities since January 1997. Details of the investment securities portfolio as of June 30, 1997 are as follows:

--------------------------------------------------------------------------
                               Amortized    Gross Unrealized   Estimated
                                  Cost       Gains (Losses)    Fair Value
--------------------------------------------------------------------------
Debt securities:
Corporate-primarily U.S.      $ 10,036,480    $    (35,417)   $ 10,001,063
U.S. government and
  federal agency                 7,690,425           1,538       7,691,963
State and municipal              1,606,356         (12,541)      1,593,815
Equity securities-primarily
  preferred stock                2,643,588          (3,580)      2,640,008
                              ------------    ------------    ------------
                              $ 21,976,849    $    (50,000)   $ 21,926,849
                              ============    ============    ============


     A large majority of the investment portfolio has an original maturity date of less than two years and a daily market exists for all of the investment securities. The Company believes that the impact of fluctuations in interest rates on its investment portfolio should not have a material impact on financial position or results of operations. It is the Company's intention to use these investment securities to provide working capital for its expanding ECM business.

     For the year ended June 30, 1997, the Company had gross purchases of investment securities totaling $27,574,000 and gross sales of investment securities totaling $5,647,000.

3. LONG-TERM CONTRACTS

Inventories include costs related to long-term contracts of approximately $9,030,000 and $8,096,000 at June 30, 1997 and 1996, respectively, reduced by progress billings from the United States government of approximately $2,198,000 and $4,535,000, respectively.

     Accounts payable includes billings in excess of costs of $4,227,000 and $2,914,000 at June 30, 1997 and 1996, respectively.

Notes to Consolidated Financial Statements


4. DEBT AND LEASE INFORMATION

In December 1996, the Company used a portion of the proceeds from the sale of a portion of its discontinued automotive operations (See Note 8) to pay off all bank borrowings and canceled its formal credit facility. This formal line of credit, totaling $36,000,000, had been in place since December 1995, when it replaced unsecured and informal lines of credit totaling $33,000,000. Short-term borrowings outstanding at June 30, 1996 had a weighted average interest rate of 8.31%.

     The Company leases certain machinery, data processing, vehicles and other equipment. Such leases, some of which are noncancelable and in many cases include renewals, expire at various dates. The Company is responsible for most maintenance, insurance, and tax expenses relating to these leased assets. Rent expense under agreements accounted for as operating leases was $947,000 in 1997, $703,000 in 1996, and $531,000 in 1995. At June 30, 1997, future minimum lease payments for noncancelable operating leases totaled $2,479,000 and are payable as follows: 1998-$1,045,000, 1999-$868,000, 2000-$443,000, 2001-$112,000 and
2002-$11,000.

5. STOCK OPTIONS

The Company has an incentive stock option plan under which 400,000 common shares were reserved for option grants to key employees at the fair market value of the stock at the date of the grant. Under the plan, the options generally become exercisable cumulatively, beginning one year after the date granted, in equal annual installments, and generally terminate five years after the date of grant. Individual grants may have a stock appreciation rights feature whereby optionees can surrender up to one-half on their unexercised options to the extent then exercisable in exchange for cash or common shares equal to the difference between the then current market value and the option prices for shares issuable upon surrender of such options.

     Information on options is as follows:

                                          Shares
                                        Under Option       Price Range
------------------------------------------------------------------------
Outstanding at June 30, 1994               111,600        $4.38 to $6.63
  Exercised as stock appreciation rights    (7,500)                 4.38
  Cancelled or expired                     (55,100)        4.38 to  6.63
                                           -------       ----------------
Outstanding at June 30, 1995                49,000                  6.63
  Exercised                                    --                    --
  Cancelled                                    --                    --
                                           -------       ----------------
Outstanding at June 30, 1996                49,000       $          6.63
  Granted                                  196,500                  8.375
  Exercised                                 (7,000)                 6.63
  Cancelled                                    --                    --
                                           -------       ----------------
Outstanding at June 30, 1997               238,500       $ 6.63 to $8.375
                                           =======       ================

     At June 30, 1997, the per share weighted average exercise price of options outstanding was $8.07. The weighted average remaining contractual life of those options is approximately 4.0 years. At June 30, 1997, there were 31,333 options exercisable at the per share weighted average exercise price of $6.63. The weighted average fair value under SFAS 123 of the options granted in December 1996 was $2.90. Remaining shares available for grant under the plan were 341,500 at July 1, 1996 and 145,000 at June 30, 1997.

     Had the compensation cost for the stock options granted in December 1996 been determined based on the fair value at the grant date consistent with the fair value method of SFAS 123, the Company's net earnings would have been reduced by $40,000 ($.01 per share) in 1997. The effect on 1997 net earnings may not be representative of the effect on future years' net earnings amounts as the compensation cost of each year's grant is recognized over the four year vesting period.

     Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions for 1997: risk-free interest rate of 5.92%, dividend yield of 0.00%, expected volatility of 32.7% and an expected option life of 4 years.

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

     The following major assumptions were used in the actuarial valuations:

Long-term rate of investment return (8.0% for 1996 and 1995)               7.5%
Long-term rate of increase in compensation levels                          5.0%
Discount rate (8.0% for 1995)                                              7.5%

     Net periodic pension income of $89,000, $236,000 and $427,000 was recognized in 1997, 1996 and 1995, respectively. The components of these credits are as follows:

                                   1997           1996           1995
-------------------------------------------------------------------------
Service cost-benefits earned
  during the year               $   432,000    $   178,000    $   239,000
Interest on projected
  benefit obligation                720,000        662,000        623,000
Actual return on plan assets     (2,669,000)    (3,149,000)        85,000
Net amortization and deferral     1,428,000      2,073,000     (1,374,000)
                                -----------    -----------    -----------
   Net periodic pension
     income                     $   (89,000)   $  (236,000)   $  (427,000)
                                ===========    ===========    ===========

         The following table summarizes the funding status of the plan at March 31:

                                                                1997           1996
----------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Accumulated benefit obligation:
   Vested                                                   $  7,785,000    $  6,831,000
   Nonvested                                                     456,000         748,000
                                                             -----------    ------------
                                                            $  8,241,000    $  7,579,000
                                                             ===========    ============
  Projected benefit obligation                              $  9,533,000    $  8,650,000
Market value of plan assets consisting
  principally of common stock
  (including 319,100 shares of the
  Company's common stock), corporate
  bonds, and U.S. Government obligations                      15,126,000      13,544,000
                                                             -----------    ------------
Excess of plan assets over projected
  benefit obligation                                           5,593,000       4,894,000
Unrecognized net (gain) loss                                    (435,000)        471,000
Unrecognized net transition asset                             (1,482,000)     (1,778,000)
                                                             -----------    ------------
Prepaid pension cost included in other assets                $ 3,676,000    $  3,587,000
                                                             ===========    ============

7. INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at June 30, 1997 and 1996 are as follows:

                                               1997                      1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Canadian tax carryovers                  $ 2,664,000               $ 2,340,000
  Inventories                                1,821,000                 1,786,000
  Liabilities of discontinued operations     1,098,000                      --
  Employment and compensation                  424,000                 1,334,000
  Other                                        360,000                   489,000
                                           -----------               -----------
   Total deferred tax assets                 6,367,000                 5,949,000
Less valuation reserve for Canadian
  tax carryovers                            (2,664,000)               (2,340,000)
                                           -----------               -----------
                                             3,703,000                 3,609,000
Deferred tax liabilities:
  Property, plant and equipment              1,127,000                 1,551,000
  Prepaid pension costs                      1,324,000                 1,292,000
                                           -----------               -----------
   Total deferred tax liabilities            2,451,000                 2,843,000
                                           -----------               -----------
Net deferred tax assets                    $ 1,252,000               $   766,000
                                           ===========               ===========

         Deferred taxes are included in the balance sheet at June 30, 1997 and 1996 as follows:

Prepaid expenses                            $2,823,000                $2,727,500
Deferred tax liabilities                     1,571,000                 1,961,500
                                           -----------               -----------
                                           $ 1,252,000               $   766,000
                                           ===========               ===========

     Income (loss) before income taxes consists of the following:

                              1997            1996            1995
-----------------------------------------------------------------------
Continuing operations:
  United States           $  4,385,967    $ (1,348,317)   $ (5,860,569)
  Canada                      (773,064)     (1,971,477)       (798,279)
                          ------------    ------------    ------------
                             3,612,903      (3,319,794)     (6,658,848)
Discontinued operations     49,508,637      (2,040,390)     (2,855,873)
                          ------------    ------------    ------------
                          $ 53,121,540    $ (5,360,184)   $ (9,514,721)
                          ============    ============    ============

         The provision (credit) for income taxes for continuing operations consists of:

                              1997           1996            1995
---------------------------------------------------------------------
Current:
  United States            $ 1,095,000      $(881,000)   $(1,222,000)
  State and local                 --           65,000         62,000
                           -----------    -----------    -----------
                             1,095,000       (816,000)    (1,160,000)
Deferred - United States       276,000        307,000       (928,000)
                           -----------    -----------    -----------
                           $ 1,371,000    $  (509,000)   $(2,088,000)
                           ===========    ===========    ===========

     The consolidated effective tax rate differs from the statutory U.S. federal tax rate for the following reasons and by the following percentages:

                                     1997    1996     1995
--------------------------------------------------------------
Statutory U.S. federal tax
  (benefit) rate                     35.0%    (34.0%)  (34.0%)
Significant increases
  (reductions) resulting from:
  Canadian tax loss carryovers
   and other                         10.0     20.2      4.1
  Tax benefit of foreign
   sales corporation                 (9.0)    (2.0)    (2.2)
  State and local income taxes       --       (0.1)    (1.1)
  Other                               1.9      0.6      1.8
                                     ----    -----    -----
Effective tax (benefit) rate         37.9%   (15.3%)  (31.4%)
                                     ====    =====    =====

     For Canadian income tax purposes, approximately $5,578,000 of non-capital losses and scientific research and experimental development expenditures are available at June 30, 1997 for carryover against income in future tax years. These carryovers begin to expire in the year 2000. In addition, unused investment tax credits of approximately $433,000 at June 30, 1997 are available for carryover against tax liabilities in future tax years. These carryover credits will begin to expire in the year 2004. For financial reporting purposes, a valuation reserve of $2,664,000 has been established for the full amount of the Canadian carryovers.

8. DISCONTINUED OPERATIONS

In August 1996, the Company formalized its plan to offer for sale its automotive operations. Accordingly, these operating results have been reclassified and reported as discontinued operations. In December 1996, the Company sold substantially all of the net assets and operations of the Sparton Engineered Products, Inc.-KPI Group (KPI) business unit. The KPI business, which included the former Sparton Engineered Products, Inc.-Lake Odessa Group, comprised approximately 80% of the automotive operations of the Company. This sale did not include the net assets and operations of the remaining automotive unit, Sparton Engineered Products, Inc.-Flora Group (Flora). The Company is pursuing the sale of Flora. In December 1996, the Company recorded a reserve totaling $4,671,000 for the estimated operating losses and other costs associated with the Flora operations as well as the estimated loss on sale of the Flora operations. At June 30, 1997, approximately $2,930,000 of this reserve remained to cover these losses. Management does not anticipate operating losses and a loss on the sale of Flora beyond what was anticipated and recorded in December, 1996.

     In consideration for the assets and operations of the KPI unit, the Company received approximately $80,500,000 in cash, before costs and expenses, and retained the ownership of certain assets totaling $345,000 as well as certain liabilities totaling $550,000. The Company used a portion of the KPI sale proceeds to eliminate short-term bank borrowings and canceled its formal credit facility. Remaining proceeds from the sale of discontinued automotive operations are intended to be used by the Company for working capital purposes and for expanding its ECM business.

     Operating results of discontinued automotive operations are as follows and are classified as such through August 1996, the date the Company formalized its plan to offer for sale its automotive operations:

                                1997            1996            1995
--------------------------------------------------------------------------
Revenues                   $  30,461,930    $ 121,263,396    $ 115,015,984
                           =============    =============    =============
Loss before income taxes   $    (200,720)   $  (2,040,390)   $  (2,855,873)
Income tax credits               (72,000)        (771,000)        (966,000)
                           -------------    -------------    -------------
Net loss                   $    (128,720)   $  (1,269,390)   $  (1,889,873)
                           =============    =============    =============

     Corporate office expenses, historically allocated and charged to the automotive operations, were reversed and allocated back to continuing operations as these expenses were not considered to be directly attributable to discontinued operations. Expenses allocated back to continuing operations totaled $569,535 in 1997, $2,209,129 in 1996 and $1,701,649 in 1995.

     Interest on borrowings under the Company's general credit facilities was allocated to discontinued operations based on the ratio of the net assets of discontinued automotive operations to the total net assets of the Company plus existing debt under the Company's general credit facilities. Interest expense allocated to discontinued automotive operations totaled $286,821 in 1997, $1,092,023 in 1996 and $707,047 in 1995.

     Assets and liabilities of discontinued automotive operations are as follows at June 30, 1997 and 1996:

                                               1997            1996
-----------------------------------------------------------------------
Current assets:
  Cash                                     $    158,073    $     21,841
  Accounts receivable                         4,299,596      21,528,650
  Inventories                                 3,549,317      12,423,376
  Prepaid expenses                              168,786         378,063
                                           ------------    ------------
                                           $  8,175,772    $ 34,351,930
                                           ============    ============
Noncurrent assets:
  Property, plant and equipment, at cost   $ 12,990,330    $ 37,308,326
  Less accumulated depreciation              (9,283,319)    (24,260,923)
                                           ------------    ------------
                                           $  3,707,011    $ 13,047,403
                                           ============    ============
Current liabilities:
  Accounts payable                         $  1,156,581    $  9,836,617
  Salaries and wages                            246,342         751,529
  Accrued liabilities                         3,220,694       1,412,709
                                           ------------    ------------
                                           $  4,623,617    $ 12,000,855
                                           ============    ============
Long-term obligations,
  net of current maturities                $    145,044    $    231,032
                                           ============    ============

9. COMMITMENTS AND CONTINGENCIES

Various litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are non-routine. The Company and its subsidiaries are also involved in certain compliance issues with the United States Environmental Protection Agency (EPA) and various state agencies, including being named as a potentially responsible party at several sites. Potentially responsible parties can be held jointly and severally liable for the cleanup costs at any specific site. The Company's past experience, however, has indicated that when it has contributed only de minimis amounts of material or waste to a specific site, its ultimate share of any cleanup costs has been very small. Based upon available information, and subject to the exception noted below, the Company believes it has contributed only de minimis amounts to those sites in which it is currently viewed a potentially responsible party.

     One of Sparton's facilities located in New Mexico has been the subject of ongoing investigations conducted with the EPA under the Resource Conservation and Recovery Act (RCRA). This EPA compliance issue is related to continuing operations, but involves its now largely idle facility. To date, this work has involved, among other things, on-site and off-site investigations of environmental impacts, negotiation and execution of an Administrative Order on Consent (AOC) with the EPA and the installation of some on-site groundwater recovery wells and air stripping equipment. A remedial investigation called for in the AOC has been completed and approved. In May 1996, Sparton submitted to the EPA a final Corrective Measures Study, based upon the results of its investigation, as required in the AOC. In June 1996, the EPA issued its final decision selecting remedies for corrective action at the site. The EPA estimated that the present value cost of its remedies would range from between $15,000,000 and $26,400,000 based on a 30-year time frame. In Sparton's judgment, the remedies proposed by the EPA are either unnecessary or technically impractical. Sparton is vigorously challenging the EPA's remedy selection and filed suit in Federal District Court in Dallas asserting that the EPA's decision on remedy selection violates the AOC. In September 1996, the EPA issued an Initial Administrative Order under RCRA ordering Sparton to undertake additional testing to justify implementing the remedy selected by the Agency in June 1996, and then implement that remedy. Sparton is vigorously contesting this action both judicially and administratively, and does not believe that the EPA has the authority to issue such an order.

     In February 1997, three lawsuits were filed against Sparton in Federal District Court in Albuquerque, one by the United States on behalf of the EPA, the second by the State of New Mexico and the third by the City of Albuquerque and the County of Bernalillo. All three actions allege that the impacts to soil and groundwater associated with Sparton's now idled facility present an imminent and substantial threat to human health or the environment. Through these lawsuits the plaintiffs seek to compel Sparton to undertake additional testing and to implement the same remedy selected by the EPA in June of 1996, referred to above. Sparton is vigorously contesting these actions on procedural and substantive grounds. In March 1997, the plaintiffs in these three lawsuits filed a motion for preliminary injunction, which, if granted, would require Sparton to install additional monitoring wells and conduct acquifer testing at an estimated cost of $550,000. Sparton is opposing this motion. In July 1997 Sparton's action in Dallas was transferred to Federal District Court in Albuquerque and consolidated with the three lawsuits filed in February 1997.

     Sparton continues to seek regulatory acceptance of alternative remedies that it believes should adequately protect human health and the environment, but with costs in the first three to five years of operations ranging from $815,000 to $1,120,000. Acceptance of such a remedy, either by the plaintiffs or the courts, is uncertain. To date, Sparton has incurred approximately $6,900,000 since this contamination problem was first identified in the early 1980's. $3,000,000 of this amount has been recovered from insurance companies. A reserve was initiated in 1991 to cover the then estimated future minimum operating costs. In 1997 and 1996, Sparton incurred costs of $935,000 and $247,000, respectively, principally related to legal and other defense costs. At June 30, 1997, the reserve to cover future minimum operating costs totaled

$967,000. If a remedy is imposed on Sparton, other than the one it has proposed, the ultimate cleanup costs may significantly increase. There is no assurance that additional costs greater than the amount reserved will not be incurred or that significant changes in environmental laws or their interpretation will not require that additional amounts be spent. At this time, it is not possible to estimate the ultimate cost to resolve this matter.

     In the fourth quarter of 1995, the Company resolved litigation that arose during the ownership of its oil and gas operations which were sold in 1991. The Company had retained responsibility for resolving this litigation. Upon settlement, income of $846,000 was recorded on the financial statements and included in other income.

10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited information shows selected items by quarter for the years ended June 30, 1997 and 1996, respectively.

                                                             First         Second          Third          Fourth
                                                            Quarter        Quarter         Quarter        Quarter
-------------------------------------------------------------------------------------------------------------------
                     Net sales:
                        1997                             $ 33,280,285   $ 32,875,199     $31,866,062    $44,715,254
                        1996                               17,862,015     23,598,769      25,185,127     36,179,035
                     Gross profit:
                        1997                                3,926,720      3,288,336       3,536,755      8,186,506
                        1996                                1,855,150      2,760,515       2,982,194      5,630,799
                     Income (loss):
                        1997:
                           Continuing operations         $   (242,242)  $    (85,024)     $  465,415    $ 2,103,754
                           Discontinued operations           (128,720)    31,587,357             --             --
                                                         ------------   ------------      ----------    -----------
                                                         $   (370,962)  $ 31,502,333      $  465,415    $ 2,103,754
                                                         ============   ============      ==========    ===========
                        1996:
                           Continuing operations         $ (1,482,828)  $   (717,111)     $ (485,167)   $  (125,688)
                           Discontinued Operations         (1,186,564)      (420,864)       (331,108)       669,146
                                                         ------------   ------------      ----------    -----------
                                                         $ (2,669,392)  $ (1,137,975)     $ (816,275)   $   543,458
                                                         ============   ============      ==========    ===========
                     Income (loss) per common share:
                        1997:
                           Continuing operations                $(.03)        $ (.01)          $ .06         $ .27
                           Discontinued operations               (.02)          4.04              --            --
                                                                 ----           ----          ------         -----
                                                                $(.05)        $ 4.03           $ .06         $ .27
                                                                =====         ======          ======         =====
                        1996:
                           Continuing operations                $(.19)        $ (.09)         $(.06)         $(.02)
                           Discontinued operations               (.15)          (.06)          (.04)           .09
                                                                 ----           ----           ----            ---
                                                                $(.34)        $ (.15)         $(.10)         $  .07
                                                                =====         ======          =====          ======


     The Company's gross margins were decreased approximately $1,066,000 in the fourth quarter of 1996 due to the writedown in carrying value of FM pager-related inventories. The pager program was unique within the Company's ECM business as the Company unexpectedly became involved in the direct marketing of a commercial/consumer product on a worldwide basis. Normally, ECM programs do not require the Company's direct involvement in product marketing. Pager marketing and development expenditures were insignificant in 1997 and were not material to operating results in 1996. The Company is no longer involved in the pager program and no pager inventories remain within the financial statements.

11. SALES CONCENTRATION

Total direct sales on prime contracts to United States government agencies were $28,123,000 in 1997, $27,809,000 in 1996 and $25,692,000 in 1995. Total sales to the Foxboro Company were $4,863,000 in 1997, $7,375,000 in 1996 and $11,199,000 in 1995; and total sales to Waters Corporation were $11,224,000 in 1997, $10,573,000 in 1996 and $10,909,000 in 1995. No other customer accounted for 10% or more of consolidated sales from continuing operations in 1997, 1996 or 1995.

     Foreign export sales by U.S. continuing operations to unaffiliated customers were $36,738,000 in 1997, $17,043,000 in 1996 and $16,225,000 in 1995.
Sales of ASW devices and related engineering contract services for the years 1997-1995 contributed approximately 38%, 34% and 37%, respectively, to total sales. Intracompany sales were not significant in any of these years.

Selected Financial Data

SPARTON CORPORATION & SUBSIDIARIES Years Ended June 30
-----------------------------------------------------------------------------------------------------------------------------------

                                                  1997              1996              1995             1994              1993
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING RESULTS

Net sales                                    $ 142,736,800     $ 102,824,946     $  94,514,784     $  95,453,340     $ 147,457,053
Costs and expenses                             139,451,913       104,926,455       100,817,530       102,833,311       139,601,555
                                             -------------     -------------     -------------     -------------     -------------
                                                 3,284,887        (2,101,509)       (6,302,746)       (7,379,971)        7,855,498
Other income (expense):

     Interest and investment income              1,211,233           101,586            77,905            80,055            82,313
     Interest expense                             (896,010)       (1,202,143)         (948,800)         (421,447)         (384,060)
     Other-net                                      12,793          (117,728)          514,793           396,471           113,857
                                             -------------     -------------     -------------     -------------     -------------
                                                   328,016        (1,218,285)         (356,102)           55,079          (187,890)
                                             -------------     -------------     -------------     -------------     -------------
Income (loss) from continuing operations
   before income taxes                           3,612,903        (3,319,794)       (6,658,848)       (7,324,892)        7,667,608

Provision (credits) for income taxes             1,371,000          (509,000)       (2,088,000)       (2,220,000)        3,022,000
                                             -------------     -------------     -------------     -------------     -------------
Income (loss) from continuing operations         2,241,903        (2,810,794)       (4,570,848)       (5,104,892)        4,645,608
Income (loss) from discontinued automotive
   operations, net of income taxes              31,458,637        (1,269,390)       (1,889,873)          205,478         1,992,334
                                             -------------     -------------     -------------     -------------     -------------
Net income (loss)                            $  33,700,540     $  (4,080,184)    $  (6,460,721)    $  (4,899,414)    $   6,637,942
                                             =============     =============     =============     =============     =============

Weighted average common shares outstanding       7,816,417         7,811,370         7,811,370         7,810,721         7,800,543

PER SHARE OF COMMON STOCK
Income (loss):
     Continuing operations                          $  .29             $(.36)            $(.59)            $(.65)            $ .60
     Discontinued operations                          4.02              (.16)             (.24)              .02               .25
                                                    ------             -----             -----             -----             -----
                                                    $ 4.31             $(.52)            $(.83)            $(.63)            $ .85
                                                    ======             =====             =====             =====             =====
Shareowners' equity                                 $10.90             $6.60             $7.12            $ 7.95             $8.57
Dividends                                               --                --                --                --                --

OTHER FINANCIAL DATA

Total assets                                 $ 114,177,087     $ 119,270,663     $ 110,654,772     $ 108,721,940     $ 104,388,719
Working capital                                 68,760,933        29,940,793        33,187,775        42,204,541        51,212,170
Working capital ratio                               3.53:1            1.47:1            1.66:1            2.00:1            2.56:1
Long-term obligations                                   --     $      75,000     $     150,000     $     225,000     $     300,000
Shareowners' equity                             85,242,450        51,529,879        55,610,063        62,070,784        66,965,823

                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations


RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant events affecting the Company's earnings and financial condition during the periods included in the accompanying financial statements. The Company's continuing operations are in one line of business, namely the design, development and/or manufacture of electronic parts and assemblies for both government and commercial customers worldwide. In August 1996, the Company formalized its plan to offer for sale its automotive operations. Accordingly, these operations, formerly classified as the Automotive and Industrial Products segment, have been reclassified and reported as discontinued operations.

     The Private Securities Litigation Reform Act of 1995 reflects Congress' determination that the disclosures of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by corporate management. The following discussion about the Company's results of operations and financial condition contains forward-looking statements that involve risk and uncertainty. The Company notes that a variety of factors could cause the actual results and experience to differ materially from anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, growth forecasts and results of the Company's business include, but are not limited to, fluctuations in U.S. and world economies, competition in the overall electronic contract manufacturing
(ECM) business, the availability of materials, production labor and management services under terms acceptable to the Company, Congressional budget outlays for sonobuoy development and production, Congressional legislation, changes in the interpretation of environmental laws and the uncertainties of environmental litigation.

FISCAL 1997 COMPARED TO FISCAL 1996

Sales for the year ended June 30, 1997 were $142,737,000, an increase of $39,912,000 (39%) over 1996. Revenues were below expectations, primarily in the ECM area. Revenues increased $36,118,000 (44%) to $118,416,000 at Sparton Electronics. While both commercial and defense sales increased substantially from last year, delays in planned shipments on several ECM contracts caused total revenues to be lower than expected. Sales increased $2,262,000 (13%) to $19,240,000 at Sparton Technology, principally due to significant proprietary product revenues to the worldwide telecommunications industry as well as increased sales of wiring harnesses to an ECM customer. This sales level at Sparton Technology was below expectations as several ECM contract launches were delayed. Canadian revenues totaled $5,081,000, an increase of 43% from last year's low levels. This sales level was anticipated as the Canadian unit continues to make progress in developing a new commercial sales base.

     Operating income of $3,285,000 was reported for 1997 compared to an operating loss of $2,102,000 last year. These results were consistent with internal expectations. Sparton Electronics had an operating profit of $4,108,000 compared to $203,000 for the prior year. These significantly improved operating results were primarily due to higher sales volume, improved cost controls and better management of the ECM multiple product customer mix. Included within these operating results were adverse capacity variances totaling $2,351,000 caused by underutilized capacity at two production facilities. Also included within these results were charges against operations of $351,000 in 1997 and $1,066,000 in 1996 related to the writedown in the carrying value of FM pager-related inventories. Pager marketing and development expenditures were insignificant in 1997 and were not material to operating results in 1996. As of June 30, 1997, these were no pager inventories remaining on the financial statements. Sparton Technology had an operating profit of $206,000 compared to $1,401,000 last year. Included within the 1997 results were costs of $935,000 and an increase of $522,000 in the reserve for future minimum operating costs charged against operations related to a long-standing government environmental claim. After consideration of the effects of environmental costs, operating results were consistent with expectations and due primarily to increased sales volume and a favorable product mix. The Canadian unit incurred an operating loss of $629,000 in 1997 compared to an operating loss of $1,491,000 last year. Low sales volume was the primary reason for the current year loss. Underutilized manufacturing capacity resulted in an undercapacity variance totaling $691,000 and was charged to operations. These operating results at the Canadian unit were as anticipated.

     Interest and investment income increased $1,110,000 to $1,211,000 in 1997 due to the investment of the sales proceeds from the December 1996 sale of the automotive operations. These investment securities are more fully described in
Note 2 to the financial statements. Interest expense decreased $306,000 to $896,000 due to significantly lower average borrowings. In December 1996, the Company used a portion of the proceeds from the sale of its automotive operations to eliminate short-term bank borrowings. Since December 1996, the Company has incurred substantially no interest expense. After provision for applicable income taxes (credits), as discussed in Note 7 to the financial statements, the Company reported income from continuing operations of $2,242,000 ($.29 per share) in 1997 compared to a loss from continuing operations of $2,811,000 ($.36 per share) in 1996.

     In August 1996, the Company formalized its plans to sell its automotive operations and accordingly reclassified and reported operating results as discontinued operations. Operating results from discontinued operations for 1997 are classified as such through August 1996, the date the Company formalized its plan to offer for sale its automotive operations. After provision for applicable income taxes, the Company reported a loss from discontinued automotive operations of $128,000 in 1997 compared to a loss of $1,269,000 last year. As described in Note 8 to the financial statements, in December 1996, the Company sold substantially all of the net assets and operations of the Sparton Engineered Products, Inc.-KPI Group (KPI) business unit for cash and retained ownership of certain assets and liabilities. The KPI sale included the former Sparton Engineered Products, Inc.-Lake Odessa Group. This sale did not include the net assets and operations of the remaining automotive unit, Sparton Engineered Products, Inc.-Flora Group (Flora). The Company is pursuing the sale of Flora. Management does not anticipate a loss on the sale of Flora beyond what was anticipated and recorded in December 1996. After provision for applicable income taxes, the Company reported a gain on sale of discontinued automotive operations of $31,587,000 in December 1996. Reflected in this gain is a charge of $3,491,000 for the estimated operating losses and other costs associated with the Flora operations which were not sold. This charge represents the Company's best estimate

Management's Discussion and Analysis of
Financial Condition and Results of Operations


of the operating losses and other costs to be incurred by Flora to date of disposal. The amounts that the Company ultimately incurs could differ materially from the charge recorded. After provision for applicable income taxes, the Company reported a gain from discontinued operations of $31,459,000 ($4.02 per share) in 1997 compared to a loss of $1,269,000 ($.16 per share) in 1996.

     The Company reported net income of $33,701,000 ($4.31 per share) in 1997 compared to a net loss of $4,080,000 ($.52 per share) in 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

Sales for the year ended June 30, 1996 totaled $102,825,000, an increase of $8,310,000 (9%) from 1995. Revenues were below expectations, primarily in the ECM areas. Sales at Sparton Electronics were $5,433,000 (7%) higher than last year, with all of the increase attributable to ECM revenues. Sales, however, fell below anticipated levels due to the slow start up on a new production sonobuoy contract and the failure of certain expected ECM revenues to materialize as planned. Sales increased 26% at Sparton Technology, primarily due to strong foreign and proprietary product revenues to the worldwide telecommunications industry. Revenues at the Canadian business unit were below last year's levels.

     The Company reported a loss from operations of $2,102,000 in 1996 compared to a loss of $6,303,000 in the prior year. These results were below expectations. Sparton Electronics generated an operating profit of $203,000 for the year compared to a loss of $5,955,000 last year. Although this was a significant improvement over the prior year, Sparton Electronics operations were unfavorably impacted by multiple ECM program startups, delays in production startup on a defense contract and continuing unfavorable capacity variances. Included within these operating results were charges totaling $1,432,000 in 1996 and $5,500,000 in 1995 due to the writedown in carrying value of FM pager-related inventories. The FM pager program was unique within the Company's ECM business as the Company unexpectedly became involved in the direct marketing of a commercial/consumer product. No other ECM contract has had this direct marketing requirement. In May 1996, the Company entered into negotiations for the sale of up to 9,000 completed pager units. Based on these negotiations, the Company's gross margins in the fourth quarter of 1996 were decreased $1,066,000 due to the writedown in carrying value of the pager-related inventories. After these charges, remaining pager inventories were valued at $351,000. Pager marketing and development expenditures were not material to operating results in either 1996 or 1995. Sparton Technology reported a strong operating profit for 1996 compared to operating income last year, primarily due to sustained sales growth and a favorable product mix. The Canadian unit incurred a significant operating loss, greater than the operating loss from last year, due to low sales volume.

     As previously discussed, in August 1996, the Company formalized its plan to offer for sale its automotive operations. Accordingly, operating results were reclassified and reported as discontinued operations. Interest expense increased $253,000 to $1,202,000 due to higher average borrowings and higher borrowing costs. Other Expense-net was $118,000 compared to Other Income-net of $515,000 last year as 1995 included income from the resolution of litigation which arose during the ownership of the oil and gas operations that were sold in 1991. After provision for applicable income taxes, as discussed in Note 7 to the financial statements, the Company incurred a loss from continuing operations of $2,811,000 ($.36 per share) in 1996 compared to a loss of $4,571,000 ($.59 per share) in 1995. A loss of $1,269,000 ($.16 per share) from discontinued automotive operations was incurred in 1996 compared to a loss of $1,890,000 ($.24 per share) in 1995. The Company's net loss was $4,080,000 ($.52 per share) for 1996 and $6,461,000 ($.83 per share) in 1995.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of cash and equivalents has historically been from operations. Short-term credit facilities have been used in the past to provide added liquidity. The Company continues to experience a change in its liquidity sources as the volume of U.S. defense-related contract work declines as a percentage of total Company revenues. Certain contracts within the defense operations of Sparton Electronics provide for interim progress billings based on costs incurred. These progress billings reduce the amount of cash that would otherwise be required during the performance of these contracts. As the volume of U.S. defense-related contract work declines as a percentage of total Company revenues, so has the relative importance of progress billings as a component of the Company's aggregate liquidity resources. At the present time, the Company plans on using the remaining proceeds from the KPI sale, after paying income taxes and other related costs of the sale, to provide working capital and to strategically invest in additional property, plant and equipment to accommodate growth in the ECM business. While the Company has had no short-term debt outstanding or credit agreements since December 1996, management believes that it could secure credit facilities under terms acceptable to the Company should the need arise.

     Cash flows used by operating activities were $13,257,000 in 1997 and $3,829,000 in 1996. Cash flows provided by operating activities were $1,374,000 in 1995. Primary sources of 1997 cash flows provided by operating activities included continuing operations, reductions of inventories and the receipt of recoverable income taxes, offset by increases in accounts receivable and the payoff of the deferred compensation account. Federal income tax estimated payments totaling $17,900,000, principally related to the previously discussed gain on sale of the discontinued automotive operations, were made in March and June 1997.

     Cash flows provided by investing activities were $54,271,000 in 1997 compared to cash flows used by investing activities of $4,180,000 in 1996 and $6,162,000 in 1995. The primary source of 1997 net cash flows provided by investing activities was the proceeds from the sale of the automotive KPI business unit, partially offset by the purchase of investment securities and the purchase of property and equipment.

     Cash flows used by financing activities were $33,711,000 in 1997 compared to cash flows from financing activities of $7,854,000 in 1996 and $4,807,000 in 1995. The elimination of short-term bank borrowings was the primary use of cash flows by financing activities in 1997. The Company used a portion of the KPI sale proceeds to pay off all bank borrowings and canceled its formal credit facility.

     As previously stated, the Company plans on using the proceeds from the sale of its automotive operations, after paying income taxes and other costs, to provide working capital for its expanding ECM business. To the extent not immediately used, these proceeds will continue to be invested in high quality marketable securities. The resulting interest and investment income, combined with a lack of interest expense, should favorably impact the Company's operations. There can be no assurance, however, regarding either the amount or duration of this favorable non-operating income trend. It is dependent upon how quickly the Company's ECM business grows as well and the emergence of alternate uses for these proceeds. At June 30, 1997, the Company had $68,761,000 in working capital.

OTHER

Various litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are non-routine. The Company and its subsidiaries are also involved in certain compliance issues with the United States Environmental Protection Agency (EPA) and various state agencies, including being named as a potentially responsible party at several sites. Potentially responsible parties can be held jointly and severally liable for the cleanup costs at any specific site. The Company's past experience, however, has indicated that when it has contributed only de minimis amounts of material or waste to a specific site, its ultimate share of any cleanup costs has been very small. Based upon available information, and subject to the exception noted below, the Company believes it has contributed only de minimis amounts to those sites in which it is currently viewed a potentially responsible party.

     One of Sparton's facilities located in New Mexico has been the subject of ongoing investigations conducted with the EPA under the Resource Conservation and Recovery Act (RCRA). This EPA compliance issue is related to continuing operations, but involves its now largely idle facility. To date, this work has involved, among other things, on-site and off-site investigations of environmental impacts, negotiation and execution of an Administrative Order on Consent (AOC) with the EPA and the installation of some on-site groundwater recovery wells and air stripping equipment. A remedial investigation called for in the AOC has been completed and approved. In May 1996, Sparton submitted to the EPA a final Corrective Measures Study, based upon the results of its investigation, as required in the AOC. In June 1996, the EPA issued its final decision selecting remedies for corrective action at the site. The EPA estimated that the present value cost of its remedies would range from between $15,000,000 and $26,400,000 based on a 30-year time frame. In Sparton's judgment, the remedies proposed by the EPA are either unnecessary or technically impractical. Sparton is vigorously challenging the EPA's remedy selection and filed suit in Federal District Court in Dallas, asserting that the EPA's decision on remedy selection violates the AOC. In September 1996, the EPA issued an Initial Administrative Order under RCRA ordering Sparton to undertake additional testing to justify implementing the remedy selected by the Agency in June 1996, and then implement that remedy. Sparton is vigorously contesting this action both judicially and administratively, and does not believe that the EPA has the authority to issue such an order.

     In February 1997, three lawsuits were filed against Sparton in Federal District Court in Albuquerque, one by the United States on behalf of the EPA, the second by the State of New Mexico, and the third by the City of Albuquerque and the County of Bernalillo. All three actions allege that the impacts to soil and groundwater associated with Sparton's now idled facility present an imminent and substantial threat to human health or the environment. Through these lawsuits the plaintiffs seek to compel Sparton to undertake additional testing and to implement the same remedy selected by the EPA in June of 1996, referred to above. Sparton is vigorously contesting these actions on procedural and substantive grounds. In March 1997, the plaintiffs in these three lawsuits filed a motion for preliminary injunction, which, if granted, would require Sparton to install additional monitoring wells and conduct acquifer testing at an estimated cost of $550,000. Sparton is opposing this motion. In July 1997 Sparton's action in Dallas was transferred to Federal District Court in Albuquerque and consolidated with the three lawsuits filed in February 1997.

     Sparton continues to seek regulatory acceptance of alternative remedies that it believes should adequately protect human health and the environment, but with costs in the first three to five years of operations ranging from $815,000 to $1,120,000. Acceptance of such a remedy, either by the plaintiffs or the courts, is uncertain. To date, Sparton has incurred approximately $6,900,000 since this contamination problem was first identified in the early 1980's. $3,000,000 of this amount has been recovered from insurance companies. A reserve was initiated in 1991 to cover the then estimated future minimum operating costs. In 1997 and 1996, Sparton incurred costs of $935,000 and $247,000, respectively, principally related to legal and other defense costs. At June 30, 1997, the reserve to cover future minimum operating costs totaled $967,000. If a remedy is imposed on Sparton, other than the one it has proposed, the ultimate cleanup costs may significantly increase. There is no assurance that additional costs greater than the amount reserved will not be incurred or that significant changes in environmental laws or their interpretation will not require that additional amounts be spent. At this time, it is not possible to estimate the ultimate cost to resolve this matter.

     The Company's sales of sonobuoys, principally to the U.S. Navy, have declined dramatically from the levels of the early 1990's. In anticipation of this decline, the Company has chosen to develop commercial electronics opportunities which will utilize its existing technological and manufacturing capabilities, largely in the U.S. and Canadian ECM markets. The Company's experience to date indicates that significant commercial electronics opportunities exist. As with any change of this magnitude, unanticipated problems can be reasonably expected to occur. Because of the many new customers and markets involved, management continues to be challenged in its attempts to forecast near-term sales and margins with accuracy. Investors should be aware of this uncertainty and make their own independent evaluation.

DIRECTORS, OFFICERS & GENERAL MANAGERS


DIRECTORS                                  OFFICERS AND GENERAL MANAGERS

JAMES N. DEBOER, Partner                   SPARTON CORPORATION
     Law Firm of Varnum, Riddering,
     Schmidt and Howlett, LLP              JOHN J. SMITH
     Grand Rapids, Michigan                     Chairman and Chief Executive Officer

DAVID W. HOCKENBROCHT, President           DAVID W. HOCKENBROCHT
     Sparton Corporation                        President and Chief Operating Officer

 *ROBERT J. KIRK, Financial Consultant     RICHARD L. LANGLEY
     Toledo, Ohio                               Vice President-Treasurer

 *MARSHALL V. NOECKER, Chairman            LAWSON K. SMITH
     and substantial owner of the               Vice President-Secretary
     Marshall Noecker Group Companies
     Garden City, Michigan                 R. JAN APPEL
                                                Vice President, General Counsel and
RORY B. RIGGS, President                        Assistant Secretary
     Biomatrix, Inc.
     Richfield, New Jersey                 JOSEPH S. LERCZAK
                                                Assistant Treasurer
DAVID B. SCHOON, President
     Stock Portfolio Management, Inc.      ELECTRONICS
     Grand Rapids, Michigan
                                           DOUGLAS E. JOHNSON
JOHN J. SMITH, Chairman                         Vice President-General Manager
     Sparton Corporation                        Sparton Electronics

LAWSON K. SMITH, Vice President-Secretary  RICHARD D. MICO
     Sparton Corporation                        Vice President-General Manager
                                                Sparton Technology, Inc.
BLAIR H. THOMPSON, Retired
     Vice President-Treasurer              W. DAVID WEIND
     Sparton Corporation                        Vice President-General Manager
                                                Sparton of Canada, Ltd.

 *Audit Committee

                                    [PHOTO]

The Sparton Board of Directors are, front row left to right, David W. Hockenbrocht and John J. Smith and, back row left to right, David B. Schoon, Robert J. Kirk, Rory B. Riggs, Blair H. Thompson, Lawson K. Smith and James N. DeBoer. Marshall V. Noecker is not pictured.

                                                                  Business Units


ELECTRONICS                            CORPORATE OFFICE

SPARTON ELECTRONICS                    SPARTON CORPORATION

Administrative Office                  2400 E. Ganson St.
Johnson Lake Rd.                       Jackson, MI 49202
DeLeon Springs, FL 32130
                                       Phones (517) 787-8600 - (800) 248-9579
     MANUFACTURING FACILITIES:         Fax (517) 787-1822
         Jackson, MI                   Web site - www.sparton.com
         DeLeon Springs, FL
         Brooksville, FL

SPARTON OF CANADA, LTD.
99 Ash St.
London, Ontario N5Z 4V3

SPARTON TECHNOLOGY, INC.

Administrative Office
4901 Rockaway Blvd., S.E.
Rio Rancho, NM 87124

     MANUFACTURING FACILITIES:
         Deming, NM
         Rio Rancho, NM
         Albuquerque, NM

                                        COMMON STOCK LISTING

                                        New York Stock Exchange

                                        TRANSFER AGENT/REGISTRAR

                                        PRINCIPAL TRANSFER AGENT

                                        ILLINOIS STOCK TRANSFER COMPANY
                                        223 West Jackson Blvd, Suite 1210
                                        Chicago, IL 60606
                                        (312) 427-2953

                                        REGISTRAR:

                                        HARRIS TRUST AND SAVINGS
                                        311 W. Monroe Street
                                        11th Floor
                                        Chicago, IL 60690

                                        FORM 10-K AVAILABLE:

                                        A copy of Sparton Corporation's annual
                                        report on Form 10-K for the year ended
                                        June 30, 1997, filed with the Securities and Exchange Commission, will be furnished without charge to any shareowner upon written request to Richard L. Langley, Vice
                                        President-Treasurer, Sparton
                                        Corporation, 2400 E. Ganson St.,
                                        Jackson, MI 49202

                                        NOTICE OF ANNUAL MEETING:

                                        The Annual Meeting of Sparton
                                        Corporation will be held at 9:00 a.m. on Wednesday, October 22, 1997, in the Company offices, 2400 E. Ganson St., Jackson, Michigan.





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

24