Form 10-K, Exhibit 13
period 1998-06-30
SPARTON CORP
filed 1998-09-28
CIK 92679

SPARTON
CORPORATION
[LOGO]


                                     VISION


                                   INNOVATION


                                      SPEED


                                      VALUE


1998
ANNUAL
REPORT

VISION
THROUGH CONTINUOUS INVESTMENTS
IN ASSOCIATE TRAINING ALONG WITH
INFORMATION AND MANUFACTURING
TECHNOLOGY UPGRADES, SPARTON
DEMONSTRATES ITS COMMITMENT TO
BE AT THE FOREFRONT OF AVAILABLE
TECHNOLOGY IN THE 21ST CENTURY.


INNOVATION
SPARTON'S DESIGN AND ENGINEERING
CAPABILITIES ARE EXEMPLARY.
SPARTON REGULARLY TAKES
ON CUSTOMER DESIGN
CHALLENGES FOR SPEED
AND INNOVATION. FOR
EXAMPLE, ONE NEW
DESIGN WAS EXECUTED
IN ONE-THIRD THE
CUSTOMER'S ORIGINAL
TIME ESTIMATE.


                                     VISION
                                        &
                                   INNOVATION


INDEX

Financial Highlights ...............................................           1
Shareowners' Letter ................................................           2
Operations .........................................................           4
Financial Trends at a Glance .......................................           8
Consolidated Balance Sheets ........................................           8
Consolidated Statements of Operations ..............................          10
Consolidated Statements of Cash Flows ..............................          11
Consolidated Statements of Shareowners' Equity .....................          12
Report of Independent Auditors .....................................          12
Notes to Consolidated Financial Statements .........................          13
Selected Financial Data ............................................          18
Management's Discussion & Analysis .................................          19
Directors, Officers and General Managers ...........................          23
Business Units .....................................................          24
Notice of Annual Meeting ...........................................          24

SPARTON.COM


                                                            FINANCIAL HIGHLIGHTS

SPARTON CORPORATION & SUBSIDIARIES For Years Ended June 30
================================================================================


                                                                                 1998               1997               1996
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $145,935,583        $142,736,800       $102,824,946
Income (loss):
  Continuing operations                                                      $4,333,117          $2,241,903        $(2,810,794)
  Discontinued operations                                                    (1,320,000)         31,458,637         (1,269,390)
                                                                           ------------------------------------------------
                                                                             $3,013,117         $33,700,540        $(4,080,184)
                                                                           ====================================================


Working capital                                                             $71,118,395         $68,760,933        $29,940,793
Working capital ratio                                                            3.92:1              3.53:1             1.47:1
Common shares outstanding at June 30                                          7,828,090           7,818,090          7,811,370
Long-term obligations - continuing operations                                     --                  --               $75,000

Basic and diluted earnings per share:
  Income (loss):
    Continuing operations                                                          $.55                $.29              $(.36)
    Discontinued operations                                                        (.17)               4.02               (.16)
                                                                           ------------------------------------------------
                                                                                   $.38               $4.31              $(.52)
                                                                           ====================================================

Working capital                                                                   $9.09               $8.80              $3.83
Shareowners' equity                                                               11.29               10.90               6.60
Dividends                                                                           --                 --                  --


MARKET DATA
PRICE RANGE
New York Stock Exchange                                                                 Years Ended June 30
==============================================================================================================================

                                                                                  1998             1997              1996
------------------------------------------------------------------------------------------------------------------------------

Quarter Ended:                                                                High     Low     High      Low     High     Low
                                                                          ----------------------------------------------------
  September 30                                                             $15 1/4  $10 7/8      $8   $3 7/8   $5 3/8       $4
  December 31                                                               16 1/2   10 1/4       9    7 1/2    4 7/8    3 7/8
  March 31                                                                  10 1/4    8 7/8   8 3/4    7 5/8    4 3/8    3 1/4
  June 30                                                                    9 7/8    8 3/8  11 7/8    8 1/4    4 3/4    3 1/2

Recent Price as of August 31, 1998    $6 7/8
Shareowners of record                    800

VISION


SHAREOWNERS' LETTER

September 28, 1998

TO OUR SHAREOWNERS:

Sparton Corporation celebrating 98 years in business has reported record earnings in its Electronics Contract Manufacturing (ECM) business for this past fiscal year. The successful year can be attributed to Sparton's aggressive repositioning strategies and enhanced focus on customer service. By enabling itself to become faster, more customer-specific and more responsive, Sparton is emerging as a leader in the Electronics Contract Manufacturing industry.

For the fiscal year ended June 30, 1998, Sparton reported total corporate sales of $145.9 million with pre-tax earnings of $6.5 million on continuing operations after deducting $1.8 million in cost allocations for EPA cleanup in Albuquerque, New Mexico. Net income for the year was $3.0 million ($0.38 per share). Income from continuing operations was $4.3 million ($0.55 per share). Of the total sales, Corporate ECM sales were $75.4 million. Government sales were $60.8 million, while telecommunications and other sales were $9.7 million. Shareowners' equity on June 30, 1998 was $88.4 million. Sparton does not have any outstanding long or short-term debt. Cash and cash equivalents along with investment securities totaled $27.7 million.

The successful incorporation of Sparton's strategic plan and ECM Business Model was highlighted on August 25, 1998. Sparton received the 1998 SERVICE EXCELLENCE AWARD FOR ELECTRONICS CONTRACT MANUFACTURERS in the category of Highest Overall Customer Rating for Large Contract Manufacturers. Presented by Technology Forecasters, Inc. and Circuits Assembly Magazine, the award was based on customers' evaluations of technology, manufacturing quality, dependability/ delivery, responsiveness and value for the price. Sparton had the highest overall average.

This award is a testament to our unique customer oriented ECM business approach and strategic initiatives, which are the catalysts toward creating a sound future in the ECM business.


                                    [PHOTO]

Sparton's rapid design and prototyping service helped bring the innovative OGI Variable Speed Pump Controller to production in a matter of two months



Sparton provided final stage engineering design and prototyping for a Cardiac Event Recorder

                                    [PHOTO]


To sustain a solid financial position, Sparton is in the final stage of organizing all management functions and manufacturing locations around its information technology advantage. The program consists of implementing a new business system with real-time access capabilities. Sparton's initiative is to set our service apart from our competitors. One area of focus is an updated corporate website. Sparton's site, "sparton.com" will evolve from information-only content to an interactive site for customers and suppliers. The new features contained within the site will allow access to Sparton's business system and other value-added services available to our customers. This competitive advantage offers online retrieval of customer and supplier information.

Through advantageous international partnerships, Sparton has continued to reposition itself as a strong competitor in the Electronics Contract Manufacturing industry. In December 1997, an alliance was established with Simclar Electronics of Scotland. This working arrangement provides Sparton with a manufacturing venue to the European market. The partnership is expected to produce many mutually beneficial opportunities for both Simclar and Sparton.

To further enhance Sparton's strategic positioning efforts, essential management and manufacturing personnel have begun working toward the goal of being designated as a Six-Sigma (3.4 defects per one million parts) ECM supplier. Six Sigma training is in process at this time. Sparton expects to achieve Six Sigma within three years or less. Sparton also addressed the value-added needs of its customers through the Sparton Corporate Acquisition Team (SCAT). SCAT positions Sparton as a high value-added partner offering highly competitive pricing, rapid response, and strategic outsourcing solutions.

In all locations, Sparton has seen an unprecedented amount of new business quoting activity. For fiscal 1998, Sparton has gained a high number of new ECM customers.

Flexible Manufacturing On Demand (FlexMOD(R)) - a new customized customer focused manufacturing process - was introduced in 1998. This process was designed to provide

SPARTON.COM

flexibility and specialized customer attention at competitive costs for OEM's with low to medium volume assembly requirements. The success of this program was made possible through the use of Sparton's new interactive business process system.

Our Advanced Engineering Solutions operations (AES) has continued to grow as it develops products for the medical electronics design business. AES, a part of Sparton Electronics, located in DeLeon Springs, Florida successfully completed an FDA audit to the new, more stringent regulations in June. This operations' sales were double Company expectations for fiscal 1998. Continued double-digit growth is expected both in medical product development and the manufacturing of those developed products.

Government sales for fiscal 1998 continued to rebound despite the reduction in defense spending. Sparton is still one of the major suppliers of sonobuoys for the United States Navy and is still the only supplier that makes every type of sonobuoy purchased by the Navy. This past year, Sparton has seen an increase in international customers. Sonobuoy demand for fiscal 1999 is not expected to increase; however, it remains a significant and important market for Sparton.

Our power electronics and telecommunication businesses continue to flourish. In Canada, Sparton established a high power electronic ballast business catering to customers' power needs. New sales for the ballasts were significant and we expect fiscal year 1999 sales to continue to improve.

Telecommunication sales for fiscal 1998 increased 28% from the previous year. This increase was led by the worldwide demand for Sparton's Power Monitoring Systems manufactured by Sparton Technology, Inc. International sales of this product line to China remains strong. Based on numerous inquiries, Sparton Technology, Inc. has designed an Uninterruptable Power Supply (UPS). Final testing of the power supply is now underway.


                                    [PHOTO]

Sparton's 5300 series of telecommunications cable air pressure monitor systems has been one of the industry's leaders for over 20 years.

                                    [PHOTO]

Photo courtesy of DePuy
Sparton supplies the ventilation unit and power controller for this surgical medical gown


In August of 1996, Sparton announced that it would exit the OEM and aftermarket auto parts supply business so as to concentrate its efforts in the development of its electronics based businesses. In that regard both the KPI and the Flora Groups of Sparton Engineered Products were offered for sale. The KPI Group was sold in December of 1996 and the Flora Group has remained for sale since that time. On August 28, 1998 Sparton's Board of Directors decided to close and liquidate the Flora operations since it had failed in its efforts after nearly 24 months to obtain an acceptable offer to purchase the business. We believe that we have made adequate reserve provisions in our financial statements to cover losses on liquidating the Flora business, including any losses from operations through that date.

For fiscal 1999 Sparton looks forward to obtaining new and exciting design and production opportunities within avionics, telecommunications, medical and other industrial electronics market segments. We believe our unique business approach and customer commitment contributes to the long-term value creation at Sparton Corporation.

We wish to express our sincere appreciation to you for your confidence and support of our efforts toward becoming a leader in the Electronics Contract Manufacturing industry.

Our Annual Meeting is scheduled for Wednesday, October 28, 1998 in our Jackson, Michigan offices at 10:00 a.m. We trust that many of you will attend to review the highlights of the fiscal year just closed.



/s/ John J. Smith
JOHN J. SMITH
Chairman


/s/ David W. Hockenbrocht
DAVID W. HOCKENBROCHT
President

INNOVATION


Sparton Corporation (Sparton) is emerging as a leader in the Electronics Contract Manufacturing (ECM) industry. Sparton provides high mix, low to medium volume contract manufacturing services. Sparton utilizes six manufacturing service centers encompassing over 700,000-square feet within North America. In addition to Sparton's strong core manufacturing capabilities, we provide a complete range of pre-manufacturing and post-manufacturing services. Pre-manufacturing services include product development, concurrent engineering, design for test (DFT), design for manufacturing (DFM), design for assembly
(DFA), printed circuit board design and quick-turn prototype. Post-manufacturing services range from repair depot, direct ship, distribution management to field support.

Any Electronics Contract Manufacturer can claim they have the same benefits, but customer service sets Sparton apart. Sparton customer relationships are open and honest with two-way information sharing. It is truly a partnership. Everything is shared from the product and market plans to an understanding of each other's costs of doing business. This facilitates an open relationship. On a regular basis, Sparton and its customer analyze every element of their business relationship.

Sparton's continuous investments in technology, personnel and equipment have been rewarded. Through vision, innovation, value and speed, Sparton forges ahead into the next millennium.

VISION
Through continuous investments in associate training along with information and manufacturing technology upgrades, Sparton demonstrates its commitment to be at the forefront of available technology in the 21st century.

Sparton is working with its customers toward the realization of the future. Sparton is primarily focused on enabling time-to-market customer service emphasizing speed, responsiveness, reliability and predictability. This service is delivered through an adaptive business process that facilitates a customized business solution for each customer. To achieve this, Sparton developed a "new product introduction process", assuring that each customer receives the quality electronics they need and when they need it.

                                    [PHOTO]

Sparton's 5317 Addressable Mini-Satellite is the smallest and the newest remote system providing telecommunications companies economical monitoring of pressurized cables.


                                    [PHOTO]

Re-engineering an existing product, Sparton has designed the Pulse Dose EX2000 Demand Oxygen Controller with added functionality, improved performance and reliability




In 1998, Sparton introduced its new Flexible Manufacturing on Demand (FlexMOD(R)) business model. FlexMOD(R) addresses all aspects of a business process ensuring customers receive high speed, specialized attention and personalized service. A key part of the success of FlexMOD(R) is the implementation of a new integrated manufacturing information system introduced during this past year.

Improving response time while reducing overhead cost is the goal of the Sparton Corporate Aquisition Team (SCAT). SCAT is responsible for the strategy formulation and development of the materials supply and logistics operations within Sparton. Focal points to be addressed include supplier value-added programs, obsolescence intervention, Electronic Data Interchange (EDI) and web-based communications.

The success of an Electronics Contract Manufacturer can be summarized in one word: Flexibility. Recognizing that we are only as successful as our customer is, Sparton implemented rapid prototyping capabilities. Sparton can process short-run circuit card assemblies in a matter of hours. This is possible through highly flexible, programmable equipment and refined processes. The key ingredient is submitted data obtained from the customer database to Sparton's equipment.

INNOVATION
Sparton's design and engineering capabilities are exemplary. Sparton regularly takes on customer design challenges for speed and innovation. For example, one new design was executed in one-third the customer's original time estimate.

Where does a customer turn when it has a concept, but does not have the resources or the technical expertise to bring that idea to the market? Sparton.

SPARTON.COM



For those companies with limited engineering resources, Sparton can provide the technical depth and expertise they require. Sparton has successfully integrated design and engineering with production capabilities providing solutions for customers in numerous industry applications.

Recognizing a market niche, Sparton implemented Advanced Engineering Solutions
(AES). AES is dedicated to new medical product design and manufacturing. AES designs and manufactures therapeutic, diagnostic, surgical, and medical laboratory equipment. These products are typically small, electro-mechanical devices with either embedded or PC-based software control. Working as an extension of the customer's engineering department, AES sells product design services on a time and materials basis. Services include product specification and prototype development, manufacturing and assembly (DFMA) design, agency approval support, product and software documentation and final product manufacturing.

Each of Sparton's business units has special design capabilities. Our engineering capabilities have led to unique products. High-Power Electronic Ballasts, Uninterruptable Power Supply (UPS) Monitors and Battery Monitoring Systems showcase Sparton's design expertise. Many of Sparton's products have evolved from efforts that exceeded customers' expectations.

VALUE
Value has been Sparton's cornerstone offering for 98 years. Competitive costs, personalized design and manufacturing services coupled with ISO 9000 certified plants provide Sparton's customers with a competitive edge in the world's marketplaces.

Sparton provides added value through competitive costs and exceptional quality. Sparton's goal for the 21st Century is to have a consistent quality level of Six Sigma (3.4 defects per million parts). Along with quality, Sparton is also introducing a component obsolescence program. This program will pinpoint obsolete components and re-design products before the parts are no longer available.


                                    [PHOTO]

The 5354 Battery Monitoring System is used by telecommunications companies around the world to remotely audit the status of a back-up battery system

                                    [PHOTO]

Sparton is involved in the development of a custom power supply and control electronics for these Electrodeionization (EDI) Stacks




An example of Sparton's value to many contract manufacturing customers is the breadth of services offered, including design-to-distribution and quality adeptness. Sparton's Canadian engineering department received recognition from a major telecommunication company by "going the extra mile" with its technical knowledge and customer service.

A Remote Battery Monitoring customer of Sparton Technology, Inc. stated, "Remote accessibility, estimated reserve time and individually monitored cell voltages make the Sparton's 5354 Battery Monitor worth five times its price." This statement underscores Sparton's commitment to achieving the greatest value for its customers.

SPEED
Time lost in today's marketplace is lost money. The speed of Sparton's business process execution is a defining competitive advantage and a daily focus by all of Sparton associates.

The marketplace is driven by speed. Sparton continually seeks new ways of enhancing and improving processes. Besides a new business process, Sparton has made various improvements throughout its North American facilities. At selected facilities, areas of improvement include printed circuit assembly upgrades, additional surface mount lines, newly automatic insertion lines and new peripheral equipment. For fiscal year ended June 30, 1999 (fiscal 1999), Sparton intends to make investments to upgrade and improve equipment and facilities.

At Sparton, speed reaches beyond the manufacturing process. Recently, a customer needed a prototype designed within five months. After being informed by their internal operations that the prototype would be available in nine months, the client turned to Sparton. Sparton designed the prototype within five months and

VALUE

at one-third the original cost estimate. Within another five months from the initial field test, the customer was delivered 400 units. Sparton's design and production capabilities surpassed the customer's expectation throughout each project phase.

In fiscal 1999, Sparton will enhance customer relationships through expanded use of the Internet and an interactive website. With "push technology" and other applications, the Internet will bring the customer/Sparton relationship into a "real-time" mode. Both customers and suppliers will be able to access Sparton's database to find the information they need.

VISION. INNOVATION.
VALUE. SPEED.
Celebrating its 98th year, Sparton Corporation has made tremendous strides toward our goal of becoming a leader of the Electronics Contract Manufacturing industry. Sparton now has a presence in numerous markets: avionics, medical, industrial, telecommunications, data communications, transportation, instrumentation, aerospace, acoustics and government.

Relationships and contracts with existing customers continue to grow. Each business unit has seen new and exciting technological opportunities in products and design throughout the past year.

ELECTRONICS CONTRACT MANUFACTURING
In ECM, Sparton's marketing strategy and implementation has proven to be successful. Fiscal 1999 sales are expected to grow in the telecommunications, medical, industrial and aerospace markets.

Sparton Electronics' ECM business has completed another successful year. Bookings for the year were the highest ever. A total of 27 new and exciting customer opportunities were realized. The balance and diversity of these new customers will help Sparton achieve its desired objective of steady growth without the high risk to any single market or customer.


                                    [PHOTO]

Sparton provides the assembly, distribution and repair depot support for this medical patient-warming device.

                                    [PHOTO]

Sparton provided the end stage design and production ramp up for the Computer Controlled Syringe



Sparton of Canada's success was fueled by growth in all of their business units: power, ECM, acoustic and oceanographic. This location divested its oceanographic business during the year, adding to the overall positive results. In fiscal 1998, Sparton's Canadian operations realized a dramatic turnaround by optimizing its focus on its core strengths in power electronics and ECM.

ADVANCED ENGINEERING SOLUTIONS
AES sales for the past year were double its earlier expectations to approximately $1.6 million. Two large laboratory equipment development projects were the major contributors to this increase. The continued development of the touch screen control system also contributed to this increase. This product is part of a hospital bed that treats patients with spinal injuries.

Additional projects include the concept development of a new ostomy patient care product and the design of an electronically controlled saline surgical pump. The saline pump system is now being manufactured. A power controller for a surgical suit ventilation system has been developed and is currently in production. AES also received contracts for the functional models of two different automated slide preparation devices. One of the devices creates slides from urine samples for automatic microscopy. The other device prepares bar coded, single layer, cell samples on slides from aqueous solutions such as pap smears.

AES successfully completed an FDA audit in June. The audit assessed AES's compliance with the new, more stringent FDA/GMP regulations. AES's strength is its ability to handle complex software and hardware development tasks while maintaining strict compliance with FDA requirements. These FDA requirements include verification and validation of software and designs. AES continues to enhance its market position by continually increasing its regulatory expertise and procedural depth.

The outlook for AES in fiscal 1999 is positive growth both in the development of medical products and the manufacturing of some of those products.

SPARTON.COM


GOVERNMENT
Government sales continue to recover from the drastic reductions seen several years ago. These reductions were caused by the decline of the U.S. Navy and international sonobuoy budgets in the early 1990's. Many countries have obtained sophisticated diesel electric submarines. Anti-submarine warfare or under sea warfare remains a viable product area. The global submarine threat has actually increased in the past few years. Fiscal 1998 bookings were not as high as expected due to competitive pressures.

Sparton does not expect to return to previous funding levels due to the reduced number of operational anti-submarine warfare aircraft. For the first time in several years, Sparton was not awarded the majority of U.S. Navy sonobuoy contracts as a result of competitive pressures. Development of the bathythermographic buoy was successfully completed in fiscal 1998 and production was initiated.

Sonobuoy sales from international customers, which tend to be more cyclic than the U.S. market, increased in fiscal 1998. Currently, Sparton sells to 21 international customers.

During the past year, the Naval Office of Oceanography and Atmospherics (NOOA) qualified Sparton to produce a buoy to obtain environmental data. This free-floating system has a 90-day life. The buoy measures sea surface, seawater temperature and barometric pressure. The system transmits the data to an ARGOS satellite to be further transmitted to environmental data banks. These buoys were used during the past year to track the El Nino phenomenon. Interest in this type of information is expected to increase in the U.S. and internationally. Currently, Sparton is investigating the next iteration of this buoy and plans to bid this program in fiscal 1999.

Dramatic growth in the global sonobuoy business is not anticipated, however, it remains a core market for Sparton. Sparton is still the only manufacturer to build every type of sonobuoy used by the United States Navy.

                                    [PHOTO]

Sparton's engineering capabilities updated The Blood Pressure Monitor documentation and enhanced the design for CE Mark compliance

                                    [PHOTO]

Sparton adds greater reliability and more flexibility to this automatic meter reader which computes the power used at homesites



POWER ELECTRONICS &
TELECOMMUNICATIONS
Three major ECM telecommunication contracts from diverse customers were awarded in late fiscal 1998. These contracts should contribute to improved sales in fiscal 1999.

Sales to China remain strong and are growing. Sparton added another major telephone company as a customer for its battery monitoring system and a second potential telecommunications customer is now conducting trials with this system.

Sparton Technology's sales declined by 3% from fiscal 1997. This decline was caused by reduced orders from existing ECM customers, the Tone Alert Radio and bus wiring harnesses. In addition, this ECM program was delayed for a year due to operational problems experienced in the field. The customer has made changes and production is scheduled to re-start in the first quarter of fiscal 1999.

In response to numerous requests, Sparton has designed an Uninterruptable Power Supply (UPS) monitor. Trials will be underway during the first quarter of fiscal 1999.

VISION. INNOVATION. VALUE. SPEED. These are the key ingredients for Sparton Corporation to continue to pursue for the foreseeable future.

SPEED

CONSOLIDATED BALANCE SHEETS

SPARTON CORPORATION & SUBSIDIARIES June 30

=============================================================================================================================

                                                                                                   1998              1997
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                     $4,083,273        $8,021,620
  Investment securities (Notes 1 and 2)                                                         23,653,129        21,926,849
  Accounts receivable:
    Trade, less allowance of $290,000 ($144,000 in 1997)                                        12,888,558        14,484,331
    U.S. and foreign governments                                                                11,728,744        10,316,573
  Inventories (Notes 1 and 3)                                                                   31,743,407        29,662,787
  Prepaid expenses (Note 7)                                                                      4,340,455         3,391,094
  Current assets of discontinued automotive operations (Note 8)                                  7,036,482         8,175,772
                                                                                              -------------------------------
    Total current assets                                                                        95,474,048        95,979,026
Other assets (Note 6)                                                                            5,464,007         5,118,524
Property, plant and equipment, at cost (Note 1):
  Land and land improvements                                                                     1,811,801         1,826,194
  Buildings and building equipment                                                              10,674,989        10,321,577
  Machinery and equipment                                                                       21,679,537        18,804,527
                                                                                              -------------------------------
                                                                                                34,166,327        30,952,298
  Less accumulated depreciation                                                                (22,598,471)      (21,579,772)
                                                                                              -------------------------------
    Net property, plant and equipment                                                           11,567,856         9,372,526
Noncurrent assets, principally property, plant and equipment, of
  discontinued automotive operations (Note 8)                                                    2,808,360         3,707,011
                                                                                              -------------------------------
                                                                                              $115,314,271      $114,177,087
                                                                                              ===============================

See accompanying notes





FINANCIAL TRENDS AT A GLANCE

NET SALES
(In Millions of Dollars)

$95.5    94.5   102.8   142.7   145.9

1994     1995   1996     1997     1998

INCOME (LOSS) PER COMMON SHARE -
CONTINUING OPERATIONS

$(.65)    (.59)  (.36)    .29       .55

1994      1995   1996     1997     1998

SPARTON.COM


SPARTON CORPORATION & SUBSIDIARIES June 30

===========================================================================================================================

                                                                                                   1998              1997
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
  Accounts payable (Note 3)                                                                    $11,390,801       $12,219,845
  Salaries and wages                                                                             3,256,182         2,694,336
  Income taxes (Note 7)                                                                            504,451         2,080,513
  Accrued liabilities                                                                            5,069,584         5,599,782
  Current liabilities of discontinued automotive operations (Note 8)                             4,134,635         4,623,617
                                                                                              ------------------------------
    Total current liabilities                                                                   24,355,653        27,218,093
Deferred income taxes (Note 7)                                                                   2,531,500         1,571,500
Other liabilities of discontinued automotive operations (Note 8)                                    58,301           145,044
Commitments and contingencies (Note 9)

Shareowners' equity (Notes 1 and 5):
  Preferred stock, serial, no par value; 200,000 shares authorized,
    none outstanding                                                                                   --                --
  Common stock, $1.25 par value; 8,500,000 shares authorized,
    7,828,090 shares outstanding (7,818,090 at June 30, 1997) after
    deducting 106,622 shares (116,622 at June 30, 1997) in treasury (Note 5)                     9,785,113         9,772,613
  Capital in excess of par value                                                                   494,427           440,677
  Retained earnings                                                                             78,089,277        75,029,160
                                                                                              ------------------------------
    Total shareowners' equity                                                                   88,368,817        85,242,450
                                                                                              ------------------------------
                                                                                              $115,314,271      $114,177,087
                                                                                              ==============================




FINANCIAL TRENDS AT A GLANCE (Continued)

EQUITY PER COMMON SHARE

$7.95     7.12   6.60    10.90     11.29

1994      1995   1996     1997     1998


WORKING CAPITAL
(In Millions of Dollars)

$42.2     33.2   29.9     68.8     71.1

1994      1995   1996     1997     1998

VISION



CONSOLIDATED STATEMENTS OF OPERATIONS

SPARTON CORPORATION & SUBSIDIARIES For Years Ended June 30

============================================================================================================================

                                                                                  1998             1997              1996
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $145,935,583      $142,736,800     $102,824,946
Costs and expenses:
  Costs of goods sold                                                         123,401,850       123,798,483       89,596,288
  Selling and administrative                                                   18,351,300        15,653,430       15,330,167
                                                                             -----------------------------------------------
                                                                              141,753,150       139,451,913      104,926,455
                                                                             -----------------------------------------------
                                                                                4,182,433         3,284,887       (2,101,509)
Other income (expense):
  Interest and investment income (Note 2)                                       1,756,039         1,211,233          101,586
  Interest expense                                                                (26,845)         (896,010)      (1,202,143)
  Other-net                                                                       602,490            12,793         (117,728)
                                                                             -----------------------------------------------
                                                                                2,331,684           328,016       (1,218,285)
                                                                             -----------------------------------------------
Income (loss) from continuing operations before income taxes (credits)          6,514,117         3,612,903       (3,319,794)
Provision (credits) for income taxes (Note 7)                                   2,181,000         1,371,000         (509,000)
                                                                             -----------------------------------------------
Income (loss) from continuing operations                                        4,333,117         2,241,903       (2,810,794)
Discontinued operations: (Note 8)
  Loss from discontinued automotive operations, net of income tax credits of
    $72,000 in 1997 and $771,000 in 1996                                               --          (128,720)      (1,269,390)
  Gain (loss) on disposal of discontinued automotive operations, net of applicable income tax credit of $680,000 in 1998 and
    provision of $18,122,000 in 1997                                           (1,320,000)       31,587,357               --
                                                                             -----------------------------------------------
Net income (loss)                                                              $3,013,117       $33,700,540      $(4,080,184)
                                                                             ===============================================


Basic and diluted earnings per share:
  Continuing operations                                                              $.55              $.29            $(.36)
  Discontinued operations                                                            (.17)             4.02             (.16)
                                                                             -----------------------------------------------
                                                                                    $ .38             $4.31            $(.52)
                                                                             ===============================================

See accompanying notes



FINANCIAL TRENDS AT A GLANCE (Continued)

Governmental Sales
(In Millions of Dollars)

$49.7     38.3   39.1     55.9      60.8

1994      1995   1996     1997     1998


Commercial Sales
(In Millions of Dollars)


$45.8     56.2   63.7     86.8     85.1

1994      1995   1996     1997     1998

SPARTON.COM



CONSOLIDATED STATEMENTS OF CASH FLOW

SPARTON CORPORATION & SUBSIDIARIES For Years Ended June 30

============================================================================================================================

                                                                                  1998             1997              1996
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Income (loss) from continuing operations                                     $4,333,117       $2,241,903        $(2,810,794)
  Add (deduct) non-cash items affecting continuing operations:
    Depreciation                                                                1,868,208        1,494,511          1,147,027
    Deferred income taxes                                                       1,102,000         (467,000)           307,000
    Pension                                                                      (489,257)         (88,952)          (236,835)
    Gain on sale of property, plant and equipment                                (560,126)              --            (66,144)
    Other                                                                          47,000           75,615            271,040
  Add (deduct) changes in operating assets and liabilities:
    Accounts receivable                                                           183,602       (6,345,782)         1,939,730
    Inventories and prepaid expenses                                           (3,171,981)       4,080,847         (7,410,631)
    Income taxes recoverable                                                           --        2,300,000           (120,000)
    Deferred compensation                                                              --       (2,288,518)                --
    Accounts payable, salaries and wages,
      accrued liabilities and income taxes                                     (2,298,458)       4,468,207            (16,483)
                                                                               ----------------------------------------------
  Net cash provided (used) by continuing operations                             1,014,105        5,470,831         (6,996,090)
  Income taxes on discontinued operations                                         680,000      (18,122,000)                --
  Cash flow provided (used) by discontinued operations                         (2,497,758)        (605,725)         3,167,262
                                                                               ----------------------------------------------
    NET CASH USED BY OPERATING ACTIVITIES                                        (803,653)     (13,256,894)        (3,828,828)

INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                                   (4,078,602)      (2,132,478)        (3,333,421)
  Proceeds from sale of assets of discontinued operations                       2,283,164       78,829,062                 --
  Purchases of investment securities-net                                       (1,726,280)     (21,926,849)                --
  Other, principally noncurrent other assets                                      143,774         (424,014)           (66,146)
  Proceeds from sale of property, plant and equipment                             575,190               --             74,644
  Discontinued operations, principally purchases of
    property, plant and equipment                                                (236,447)         (74,388)          (855,324)
                                                                               ----------------------------------------------
         NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                      (3,039,201)      54,271,333         (4,180,247)

FINANCING ACTIVITIES:
  Principal payments on long-term borrowings                                      (75,000)         (75,000)           (75,000)
  Common stock transactions, principally from exercise of stock options            66,250           44,031                 --
  (Decrease) increase in notes payable                                                 --      (33,594,225)         8,013,485
  Principal payments on long-term borrowings, discontinued operations             (86,743)         (85,988)           (84,830)
                                                                               ----------------------------------------------
    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                              (95,493)     (33,711,182)         7,853,655
                                                                               ----------------------------------------------

INCREASE (DECREASE) IN CASH                                                    (3,938,347)       7,303,257           (155,420)
  Cash at beginning of year                                                     8,021,620          718,363            873,783
                                                                               ----------------------------------------------
CASH AT END OF YEAR                                                            $4,083,273       $8,021,620           $718,363
                                                                               ==============================================

Supplemental disclosures of cash paid (refunded) during the year for:
  Interest expense                                                                 $6,000       $1,354,000         $2,237,000
                                                                               ==============================================

  Income taxes                                                                 $2,364,000      $15,938,000        $(1,428,000)
                                                                               ==============================================

See accompanying notes

INNOVATION



CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

SPARTON CORPORATION & SUBSIDIARIES For Years Ended June 30

===============================================================================================================================

                                                             COMMON STOCK,
                                                            $1.25 PAR VALUE         CAPITAL IN
                                                         --------------------        EXCESS OF       RETAINED
                                                         SHARES        AMOUNT        PAR VALUE       EARNINGS          TOTAL
------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1995                                  7,811,370     $9,764,213      $403,067      $45,442,783     $55,610,063
  Net loss                                                                                          (4,080,184)     (4,080,184)
                                                     --------------------------------------------------------------------------

Balance June 30, 1996                                  7,811,370      9,764,213       403,067       41,362,599      51,529,879
  Net income                                                                                        33,700,540      33,700,540
  Exercise of stock options and other                      6,720          8,400        37,610           (1,979)         44,031
  Net unrealized losses in marketable
   securities (Note 2)                                                                                 (32,000)        (32,000)
                                                     --------------------------------------------------------------------------

Balance June 30, 1997                                  7,818,090      9,772,613       440,677       75,029,160      85,242,450
  Net income                                                                                         3,013,117       3,013,117
  Exercise of stock options                               10,000         12,500        53,750            --             66,250
  Net unrealized gains in marketable
   securities (Note 2)                                                                                  47,000          47,000
                                                     --------------------------------------------------------------------------
  Balance June 30, 1998                                7,828,090     $9,785,113      $494,427      $78,089,277     $88,368,817
                                                     ==========================================================================

See accompanying notes




REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREOWNERS
SPARTON CORPORATION

We have audited the accompanying consolidated balance sheets of Sparton Corporation and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sparton Corporation and subsidiaries at June 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                                  /s/ Ernst & Young LLP

Toledo, Ohio
August 28, 1998

SPARTON.COM



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

CONTRACT ACCOUNTING - Long-term contracts relate principally to government defense contracts. Production contracts are accounted for based on completed units and their estimated average contract cost per unit. Development contracts are accounted for based on percentage of completion. Costs and fees billed under cost reimbursement type contracts are recorded as sales. A provision for the entire amount of a loss on a contract is charged to operations as soon as the loss is determinable.

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

MARKET RISK EXPOSURE - The Company manufactures its products in the United States and Canada. Sales of the Company's products are to the U.S. and Canada, as well as other foreign markets. The Company is potentially subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company operates. However, minimal receivables and payables are designated in foreign currency. The Company does not consider the market risk exposure relating to currency exchange to be material.

The Company has financial instruments that are subject to interest rate risk, principally short-term investments. Historically, the Company has not experienced material gains or losses due to such interest rate changes. Based on the current holdings of short-term investments, the interest rate risk is not considered to be material.

INVENTORIES - Inventories are valued at the lower of cost (first-in, first-out basis) or market and include costs related to long-term contracts as disclosed in Note 3. Inventories, other than contract costs, are principally raw materials and supplies. The nature of the Company's business is such that normally only insignificant amounts of finished goods and non-contract related work-in-process are maintained.

STOCK OPTIONS - The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The Company follows the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No.123, "Accounting for Stock-Based Compensation."

DEPRECIATION - Depreciation is provided over estimated useful lives on accelerated methods, except for certain buildings, machinery and equipment with aggregate costs at June 30, 1998 of approximately $8,756,000 which are being depreciated on the straight-line method. Estimated useful lives generally range from 10 to 40 years for buildings and improvements, 5 to 12 years for machinery and equipment and 3 to 5 years for test equipment.

RESEARCH AND DEVELOPMENT EXPENDITURES - Expenditures for research and development not funded by customers amounted to approximately $1,049,000 in 1998, $987,000 in 1997 and $1,409,000 in 1996.

EARNINGS PER SHARE - The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. The diluted earnings per share calculation is very similar to the previous fully diluted earnings per share calculation method. SFAS 128 became effective December 31, 1997.

The Company has a simple capital structure and there were no changes under the SFAS 128 methodology to the previously reported earnings per share amounts for any of the fiscal years. Income from continuing operations for purposes of the SFAS 128 computations were also the same as those reported for all fiscal years.

Basic earnings per share under SFAS 128 were computed using the weighted average number of shares outstanding of 7,826,840 in 1998, 7,816,417 in 1997 and 7,811,370 in 1996. Differences in the weighted average number of shares outstanding for purposes of computing diluted earnings per share were due to the inclusion of the dilutive effect of employee incentive stock options previously granted of 164,072 in 1998 and 38,237 in 1997. These differences in the weighted average number of shares outstanding for the calculation of basic and diluted earnings per share were not material in any of the reporting periods within fiscal years 1998 and 1997, and resulted in no differences between basic and diluted earnings per share. Options to purchase 49,000 shares of common stock at $6.625 per share were outstanding during 1996 and options to purchase 196,500 shares of common stock at $8.375 per share were outstanding during 1997 but were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and therefore, the effect would be anti-dilutive.

VALUE

2. INVESTMENT SECURITIES

The Company has had investment securities since January 1997. Details of the investment securities portfolio as of June 30, 1998 and June 30, 1997 are as follows:

                                          GROSS
                          AMORTIZED    UNREALIZED    ESTIMATED
JUNE 30, 1998               COST     GAINS (LOSSES) FAIR VALUE
================================================================
Debt securities:
   Corporate-primarily U.S.  $8,598,524  $(27,045)   $8,571,479
   U.S. government and
    federal agency            8,762,115    12,187     8,774,302
   State and municipal        3,806,674    (5,352)    3,801,322
Equity securities-primarily
  preferred stock             2,461,816    44,210     2,506,026
                            -------------------------------------
                            $23,629,129   $24,000   $23,653,129
                            ======================================

                                            GROSS
                          AMORTIZED      UNREALIZED    ESTIMATED
JUNE 30, 1997               COST       GAINS (LOSSES) FAIR VALUE
==================================================================

Debt securities:
   Corporate-primarily U.S. $10,036,480   $(35,417)  $10,001,063
   U.S.government and
    federal agency            7,690,425      1,538     7,691,963
   State and municipal        1,606,356    (12,541)    1,593,815
Equity securities-primarily
   preferred stock            2,643,588     (3,580)    2,640,008
                            -------------------------------------
                            $21,976,849   $(50,000)  $21,926,849
                            =====================================

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

For the years ended June 30, 1998 and 1997, the Company had gross purchases of investment securities totaling $12,585,000 and $27,574,000 respectively, and gross sales of investment securities totaling $10,859,000 and $5,647,000, respectively.

3. LONG-TERM CONTRACTS

Inventories include costs related to long-term contracts of approximately $8,930,000 and $9,030,000 at June 30, 1998 and 1997, respectively, reduced by progress billings from the United States government of approximately $2,646,000 and $2,198,000, respectively.

Accounts payable includes billings in excess of costs of $716,000 and $4,227,000 at June 30, 1998 and 1997, respectively.

4. LEASE INFORMATION

The Company leases certain machinery, data processing, vehicles and other equipment. Such leases, some of which are non-cancelable and in many cases include renewal options, expire at various dates. The Company is responsible for most maintenance, insurance, and taxes relating to these leased assets. Rent expense under agreements accounted for as operating leases was $1,036,000 in 1998, $947,000 in 1997, and $703,000 in 1996. At June 30, 1998, future minimum lease payments for non-cancelable operating leases totaled $1,533,000 and are payable as follows: 1999-$897,000, 2000-$447,000, 2001-$172,000, 2002-$16,000,
and 2003-$1,000.

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

Information on options is as follows:

                                     SHARES
                                   UNDER OPTION       PRICE RANGE
==================================================================
Outstanding at June 30, 1995          49,000               $6.625
   Exercised                            --                   --
   Cancelled                            --                   --
                                    -----------------------------
Outstanding at June 30, 1996          49,000                6.625
   Granted                           196,500                8.375
   Exercised                          (7,000)               6.625
   Cancelled                            --                   --
                                    -----------------------------
Outstanding at June 30, 1997         238,500       6.625 to 8.375
   Granted                              --
   Exercised                         (10,000)               6.625
   Cancelled                         (15,000)               8.375
                                    -----------------------------
Outstanding at June 30, 1998         213,500     $6.625 to $8.375
                                    =============================

At June 30, 1998, the per share weighted average exercise price of options outstanding was $8.11. The weighted average remaining contractual life of those options is approximately 3.08 years. At June 30, 1998, there were 71,935 options exercisable at the per share weighted average exercise price of $7.729. The weighted average fair value under SFAS 123 of the options granted in December 1996 was $2.90. Remaining shares available for grant under the plan were 160,000 at July 1, 1998 and 145,000 at June 30, 1997.

Had the compensation cost for the stock options granted in December 1996 been determined based on the fair value at the grant date consistent with the fair value method of SFAS 123, the Company's net earnings would have been reduced by $69,000 ($.01 per share) and $40,000 ($.01 per share) in 1998 and 1997, respectively. The impact on net earnings may not be representative of the effect on future years' net earnings amounts as the compensation cost of each year's grant is recognized over the four year vesting period.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions for the options granted in December 1996: risk-free interest rate of 5.92%, dividend yield of 0.0%, expected volatility of 32.7% and an expected option life of 4 years.

SPARTON.COM

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

The following major assumptions were used in the actuarial valuations:
Long-term rate of investment return (7.5% for 1997)..................... 8.0%
Long-term rate of increase in compensation levels....................... 5.0%
Discount rate (7.5% for 1997 and 1996).................................. 7.0%

Net periodic pension income of $489,000, $89,000, and $236,000 was recognized in 1998, 1997 and 1996, respectively. The components of these credits are as follows:

                                    1998          1997        1996
=========================================================================
Service cost-benefits earned
   during the year                $314,000      $432,000      $178,000
Interest on projected
   benefit obligation              629,000       720,000       662,000
Actual return on plan assets    (3,551,000)   (2,669,000)   (3,149,000)
Net amortization and deferral    2,119,000     1,428,000     2,073,000
                               -------------------------------------------
   Net periodic pension
        income                   $(489,000)     $(89,000)   $ (236,000)
                               ============================================


The following table summarizes the funding status of the plan at March 31:

                                                        1998        1997
===============================================================================

Actuarial present value of benefit obligations:

Accumulated benefit obligation:
    Vested                                         $7,734,000   $7,785,000
    Nonvested                                         419,000      456,000
                                                   -------------------------
                                                   $8,153,000   $8,241,000
                                                   =========================

   Projected benefit obligation                    $9,335,000   $9,533,000


Market value of plan assets consisting principally of
   common stock (including 319,100 shares of the
   Company's common stock), corporate bonds, and
   U.S. Government obligations                     17,559,000   15,126,000
                                                   --------------------------
Excess of plan assets over projected
   benefit obligation                               8,224,000    5,593,000
Unrecognized net (gain) loss                       (2,872,000)    (435,000)
Unrecognized net transition asset                  (1,186,000)  (1,482,000)
                                                   ---------------------------
Prepaid pension cost included in other assets      $4,166,000   $3,676,000
                                                   =========================


7. INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at June 30, 1998 and 1997 are as follows:

                                                        1998              1997
--------------------------------------------------------------------------------
Deferred tax assets:
   Canadian tax carryovers                           $ 2,003,000     $ 2,664,000
   Inventories                                         1,795,000       1,821,000
   Liabilities of discontinued operations              1,023,000       1,098,000
   Accrual for environmental contingencies               658,000         348,000
   Employment and compensation                           467,000         424,000
   Other                                                 115,000          12,000
                                                     -----------     -----------
    Total deferred tax assets                          6,061,000       6,367,000
   Less valuation reserve for Canadian
    tax carryovers                                    (2,003,000)     (2,664,000)
                                                     -----------     -----------
                                                       4,058,000       3,703,000

Deferred tax liabilities:
   Property, plant and equipment                       1,160,000       1,127,000
   Prepaid pension costs                               1,500,000       1,324,000
                                                     -----------     -----------
     Total deferred tax liabilities                    2,660,000       2,451,000
                                                     -----------     -----------
Net deferred tax assets                              $ 1,398,000     $ 1,252,000
                                                     ===========     ===========

Deferred taxes are included in the balance sheet at June 30, 1998 and 1997 as follows:

Prepaid expenses                                     $3,930,000       $2,823,000
Deferred tax liabilities                              2,532,000        1,571,000
                                                    -----------       ----------
                                                     $1,398,000       $1,252,000
                                                    ===========       ==========



Income (loss) before income taxes consists of the following:

                                          1998              1997           1996
------------------------------------------------------------------------------------
Continuing operations:

   United States                      $  6,141,769     $  4,385,967     $ (1,348,317)
   Canada                                  372,348         (773,064)      (1,971,477)
                                      ------------     ------------     ------------
                                         6,514,117        3,612,903       (3,319,794)
Discontinued operations                 (2,000,000)      49,508,637       (2,040,390)
                                      ------------     ------------     ------------
                                      $  4,514,117     $ 53,121,540     $ (5,360,184)
                                      ============     ============     ============


The provision (credit) for income taxes for continuing operations consists of:

                                           1998              1997             1996
------------------------------------------------------------------------------------
Current:
   United States                      $    969,000     $  1,095,000     $   (881,000)
   State and local                         110,000             --             65,000
                                      ------------     ------------     ------------
                                         1,079,000        1,095,000         (816,000)
Deferred - United States                 1,102,000          276,000          307,000
                                      ------------     ------------     ------------
                                      $  2,181,000     $  1,371,000     $   (509,000)
                                      ============     ============     ============


The consolidated effective tax rate differs from the statutory U.S. federal tax rate for the following reasons and by the following percentages:

                                               1998          1997        1996
--------------------------------------------------------------------------------
Statutory U.S. federal tax
   (benefit) rate                               34.0%        35.0%       (34.0%)
Significant increases (reductions)
   resulting from:
    Canadian tax loss carryovers
       and other                                (0.2)        10.0         20.2
    Tax benefit of foreign
       sales corporation                        (4.2)        (9.0)        (2.0)
    State and local income taxes                 2.0         --           (0.1)
    Other                                        1.9          1.9          0.6
                                               ---------------------------------
Effective tax (benefit) rate                    33.5%        37.9%       (15.3%)
                                               =================================


For Canadian income tax purposes, approximately $4,432,000 of non-capital losses and scientific research and experimental development expenditures are available at June 30, 1998 for carryover against income in future tax years. These carryovers begin to expire in the year 2000. In addition, unused investment tax credits of approximately $407,000 at June 30, 1998 are available for carryover against tax liabilities in future tax years. These carryover credits will begin to expire in the year 2004. For financial reporting purposes, a valuation reserve of $2,003,000 has been established for the full amount of the Canadian carryovers.

SPEED


8. DISCONTINUED OPERATIONS

In August 1996, the Company formalized its decision to offer for sale its automotive operations. Accordingly, these operating results have been reported as discontinued operations. In December 1996, the Company sold substantially all of the net assets and operations of the Sparton Engineered Products, Inc.-KPI Group (KPI) business unit. The KPI business, which included the former Sparton Engineered Products, Inc.-Lake Odessa Group, comprised approximately 80% of the automotive operations of the Company. In consideration for the assets and operations of the KPI unit, the Company received approximately $80,500,000 in cash, before costs and expenses, and retained the ownership of certain assets totaling $345,000 as well as certain liabilities totaling $550,000. In 1998, $1,610,000 of additional proceeds were received upon resolution of certain tax issues related to the sale. This amount, $1,063,000 after-tax, was recorded as a gain on disposal of discontinued operations. The Company used a portion of the KPI sale proceeds to eliminate short-term bank borrowings and canceled its formal credit facility. Remaining proceeds from the sale of discontinued automotive operations are intended to be used by the Company for working capital purposes and for expanding its ECM business.

This sale did not include the net assets and operations of the remaining automotive unit, Sparton Engineered Products, Inc.-Flora Group (Flora). In establishing the amount of gain on sale reported in December 1996 the Company included a reserve totaling $4,671,000 for the estimated operating losses and other costs associated with expected disposal of the Flora operations. The Company has pursued disposal of the Flora operations since the August 1996 decision to sell its automotive operations. During this protracted period, a number of events occurred that negatively impacted the potential value of the Flora Group including continued unplanned operating losses, loss of personnel, tornado damage to the plant on April 15, 1998 and loss of a major customer. In April 1998, the Company abandoned attempts to finalize a sale/purchase agreement with a party with whom negotiations had been ongoing for some 16 months. These events were not anticipated when the initial reserve was recorded, nor did the Company expect its plan of disposal to extend over this period of time. Accordingly, the Company has adjusted its previously recorded reserve for discontinued operations by a charge to discontinued operations of $3,610,000 pre-tax ($2,383,000 after-tax) for additional losses now anticipated in the disposal of this business. At June 30, 1998, approximately $2,144,000 of this reserve remains to cover these losses. At its meeting on August 28, 1998 the Board of Directors approved the closing of this Flora operation and an orderly liquidations of its assets. Accordingly, the liquidation process has now commenced.

Operating results of discontinued automotive operations are as follows and are classified as such through August 1996, the date the Company formalized its plan to offer for sale its automotive operations:

                                       1997            1996
================================================================

Revenues                         $30,461,930    $121,263,396
                                 ===========================
Loss before income taxes         $  (200,720)    $(2,040,390)
Income tax credits                   (72,000)       (771,000)
                                 ---------------------------
Net loss                         $  (128,720)    $(1,269,390)
                                 ===========================

Assets and liabilities of discontinued automotive operations are as follows at June 30, 1998 and 1997:

                                       1998            1997
==============================================================
Current assets:
   Cash                              $77,749         $158,073
   Accounts receivable             2,651,043        4,299,596
   Inventories                     4,049,207        3,549,317
   Prepaid expenses                  258,483          168,786
                                  ---------------------------
                                  $7,036,482       $8,175,772
                                  ===========================
Noncurrent assets:
   Property, plant and
     equipment, at cost          $12,196,492      $12,990,330
   Less accumulated depreciation  (9,388,132)      (9,283,319)
                                 -----------------------------
                                  $2,808,360       $3,707,011
                                 =============================

Current liabilities:
   Accounts payable                 $825,955       $1,156,581
   Salaries and wages                195,905          246,342
   Accrued liabilities             3,112,775        3,220,694
                                  ----------------------------
                                  $4,134,635       $4,623,617
                                  ============================
Long-term obligations,
   net of current maturities         $58,301         $145,044
                                  ============================

9. COMMITMENTS AND CONTINGENCIES

One of Sparton's facilities, located in New Mexico, has been the subject of ongoing investigations conducted with the EPA under the Resource Conservation and Recovery Act ("RCRA"). This EPA compliance issue is related to continuing operations, but involves a largely idled facility. The investigation began in the early 1980's and involved a review of on-site and off-site environmental impacts. In 1988, an administrative order on consent ("AOC") was executed with EPA related to further investigation and proposing a means of dealing with quantified impacts.

The remedial investigation called for in the AOC has been completed and approved. In May 1996, Sparton submitted to the EPA a final corrective measure study, based on the results of its investigations, as required in the AOC. In June 1996, the EPA issued its final decision selecting a corrective action at the site. The EPA estimated that the present value cost of its remedies would range from between $15,000,000 and $26,400,000 based on a thirty (30) year time frame. In Sparton's judgment, the remedies proposed by the EPA are either unnecessary or technically impracticable. Sparton vigorously challenged the EPA's remedy selection and filed suit in federal district court in Dallas asserting that the EPA's decision on remedy selection violated the AOC.

In September 1996, the EPA issued an initial administrative order under RCRA ordering Sparton to undertake additional testing to justify implementing the remedy selected by the agency in June 1996, and then implementing that remedy. Sparton vigorously contested that order administratively, but on February 10, 1998, EPA issued a final administrative order that in all material respects followed the initial administrative order issued in September 1996. Sparton has refused to implement those portions of that order that it believes are unjustified.

In February 1997, three lawsuits were filed against Sparton in federal district court in Albuquerque, one by the United States on behalf of the EPA, the second by the State of New Mexico and the third by the City of Albuquerque and the County of Bernalillo. All three actions allege that the impacts to soil and groundwater associated with Sparton's Coors Road facility present an imminent and substantial threat to human health or the environment. Through these lawsuits, the plaintiffs seek to compel Sparton to undertake additional testing and to implement the same remedy selected by the EPA in June of 1996 now incorporated in the Final Administrative Order, and referred to above. In March 1997, the plaintiffs in these three lawsuits filed a motion for preliminary injunction and in July of 1997, the action in Dallas was transferred to federal district court in Albuquerque and consolidated with the three lawsuits filed in February 1997.

A pretrial schedule has been established for the consolidated actions, but no trial date set. Limited discovery, involving interrogatories and requests for production, has been undertaken by the plaintiffs. The plaintiffs have sought to amend their lawsuit to compel Sparton to implement the Final Administrative Order, and seeking civil penalties for alleged noncompliance. Sparton has opposed this request and no decision has been made by the court on the plaintiffs' request to amend.

In March 1998, a hearing was held on the plaintiffs' request for a preliminary injunction. After two days of testimony, the federal district judge indicated he had tentatively concluded he might issue a preliminary injunction. The parties subsequently entered into settlement discussions that culminated in an agreed workplan for the installation of certain off-site monitoring, observation, and containment wells, in exchange for plaintiffs withdrawing their request for a preliminary injunction. An order withdrawing that request and approving this off-site workplan was signed on July 7, 1998. This is one of several workplans being negotiated.

At the current time, all litigation has been stayed to allow the parties to continue settlement discussions. The most recent stay will expire on October 23, 1998.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible estimates. Estimates developed in the early stages of remediation can vary significantly.

SPARTON.COM

Normally, a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability. To date, Sparton has incurred costs of approximately $7,914,000 since environmental impacts were first identified in the early 1980's. $3,000,000 of this amount has been recovered from insurance companies. For the fiscal years ended June 30, 1998, 1997 and 1996, Sparton incurred costs of $1,014,000, $935,000, and $247,000 with legal and defense costs included of $548,000, $379,000, and $53,000, respectively. In addition, total amounts expensed for 1998, 1997 and 1996 were $1,821,000, $1,457,000, and
$307,000 respectively.

At June 30, 1998, Sparton has accrued $1,828,000 as its estimate of the future undiscounted minimum obligation with respect to this matter. This reflects the minimum range of the amount Sparton expects to incur over the next five years. This amount includes equipment and operating and maintenance costs. In many cases, new technologies become available over time, which result in modified costs for environmental remediation. The Company's estimate of cost is based on the existing methodology and excludes legal and related consulting costs. The estimate includes the minimum range of activity expected to occur in the next five years including onsite and offsite pump and treat containment systems, a soil vapor extraction program and continued onsite/offsite monitoring. Beyond five years, while additional expenditures are probable, Sparton does not believe such expenditures are reasonably estimable based on available information. Factors causing the uncertainty include, but are not limited to, effectiveness of the currently proposed programs to achieve targeted results and decisions made by regulating agencies regarding future proposals and reports of Sparton. Sparton routinely refines and revises the estimate of its environmental efforts as additional information becomes available.

It is reasonably possible that Sparton's recorded estimate of this liability may change. If a remedy is imposed on Sparton, other than the one it has proposed, the ultimate cleanup costs could increase significantly. There is no assurance that additional costs greater than the amount accrued will not be incurred or that changes in environmental laws or their interpretation will not require that additional amounts be spent. At this time, it is not possible to estimate the ultimate cost to resolve this matter.


10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited information shows selected items by quarter for the years ended June 30, 1998 and 1997, respectively.

                                                                    FIRST           SECOND             THIRD          FOURTH
                                                                   QUARTER          QUARTER           QUARTER         QUARTER
===============================================================================================================================
Net sales:
  1998                                                         $32,366,103       $34,865,638       $41,901,535     $36,802,307
  1997                                                          33,280,285        32,875,199        31,866,062      44,715,254

Gross profit:
  1998                                                           3,260,379         5,154,872         5,842,726       8,275,756
  1997                                                           3,926,720         3,288,336         3,536,755       8,186,506
Income (loss):
  1998:
    Continuing operations                                         $322,654          $872,188        $1,203,465      $1,934,810
    Discontinued operations                                           --               --               --          (1,320,000)
                                                               ----------------------------------------------------------------
                                                                  $322,654          $872,188        $1,203,465        $614,810
                                                               ================================================================
  1997:
    Continuing operations                                        $(242,242)         $(85,024)         $465,415      $2,103,754
    Discontinued operations                                       (128,720)       31,587,357            --              --
                                                               ----------------------------------------------------------------
                                                                 $(370,962)      $31,502,333          $465,415      $2,103,754
                                                               ================================================================

Income (loss) basic and diluted earnings per share:
  1998:
    Continuing operations                                             $.04              $.11              $.15            $.25
    Discontinued operations                                            --                --               --              (.17)
                                                               ----------------------------------------------------------------
                                                                      $.04              $.11              $.15            $.08
                                                               ================================================================
  1997:
    Continuing operations                                            $(.03)            $(.01)             $.06            $.27
    Discontinued operations                                           (.02)             4.04              --               --
                                                               ----------------------------------------------------------------
                                                                     $(.05)            $4.03              $.06            $.27
                                                               ================================================================

The Company's gross margins were increased $450,000 in the fourth quarter of 1998 due to revisions in estimated completion cost on a government defense contract and decreased $1,071,000 due to the Company's adjusting its accrual for EPA related costs as described in Note 8. The Company also recorded a net loss on disposal of discontinued operations of $2,000,000 ($1,320,000 after tax) in the fourth quarter of 1998 as more fully described in Note 8.


11. SALES CONCENTRATION

Total direct sales on prime contracts to United States government agencies were $25,326,000 in 1998, $28,123,000 in 1997, and $27,809,000 in 1996. No other customer accounted for 10% or more of consolidated sales from continuing operations in 1998, 1997 or 1996. Foreign export sales by U.S. continuing operations to unaffiliated customers were $45,684,000 in 1998, $36,738,000 in 1997, and $17,043,000 in 1996.

Sales of ASW devices and related engineering contract services for the years 1998-1996 contributed approximately 36%, 38%, and 34% respectively, to total sales. Intracompany sales were not significant in any of these years.

VISION

SELECTED FINANCIAL DATA

SPARTON CORPORATION & SUBSIDIARIES Years Ended June 30

===========================================================================================================================

                                               1998             1997              1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                $145,935,583      $142,736,800     $102,824,946       $94,514,784      $95,453,340
Costs and expenses                        141,753,150       139,451,913      104,926,455       100,817,530      102,833,311
                                         ----------------------------------------------------------------------------------
                                            4,182,433         3,284,887       (2,101,509)       (6,302,746)      (7,379,971)
Other income (expense):
  Interest and investment income            1,756,039         1,211,233          101,586            77,905           80,055
  Interest expense                            (26,845)         (896,010)      (1,202,143)         (948,800)        (421,447)
  Other-net                                   602,490            12,793         (117,728)          514,793          396,471
                                         ----------------------------------------------------------------------------------
                                            2,331,684           328,016       (1,218,285)         (356,102)          55,079
                                         ----------------------------------------------------------------------------------

Income (loss) from continuing
  operations before income taxes            6,514,117         3,612,903       (3,319,794)       (6,658,848)      (7,324,892)

Provision (credits) for income taxes        2,181,000         1,371,000         (509,000)       (2,088,000)      (2,220,000)
                                         ----------------------------------------------------------------------------------
Income (loss) from continuing
  operations                                4,333,117         2,241,903       (2,810,794)       (4,570,848)      (5,104,892)
Income (loss) from discontinued
  automotive operations, net of
  income taxes                             (1,320,000)       31,458,637       (1,269,390)       (1,889,873)         205,478
                                         -----------------------------------------------------------------------------------
Net income (loss)                          $3,013,117       $33,700,540      $(4,080,184)      $(6,460,721)     $(4,899,414)
                                         ==================================================================================

Weighted average common shares
  outstanding                               7,826,840         7,816,417        7,811,370         7,811,370        7,810,721

PER SHARE OF COMMON STOCK
Income (loss):
  Continuing operations                          $.55              $.29            $(.36)            $(.59)           $(.65)
  Discontinued operations                        (.17)             4.02             (.16)             (.24)             .02
                                         ----------------------------------------------------------------------------------
                                                 $.38             $4.31            $(.52)            $(.83)           $(.63)
                                         ===================================================================================

Shareowners' equity                            $11.29            $10.90            $6.60             $7.12            $7.95
Dividends                                                          --               --                --               --
--

OTHER FINANCIAL DATA
Total assets                             $115,314,271      $114,177,087     $119,270,663      $110,654,772     $108,721,940
Working capital                            71,118,395        68,760,933       29,940,793        33,187,775       42,204,541
Working capital ratio                          3.92:1            3.53:1           1.47:1            1.66:1           2.00:1
Long-term obligations                            --                --            $75,000          $150,000         $225,000
Shareowners' equity                        88,368,817        85,242,450       51,529,879        55,610,063       62,070,784

SPARTON.COM


                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant events affecting the Company's earnings and financial condition during the periods included in the accompanying financial statements. The Company's continuing operations are in one line of business, namely the design, development and/or manufacture of electronic parts and assemblies for both government and commercial customers worldwide. In August 1996, the Company formalized its decision to offer for sale its automotive operations. Accordingly, these operations, are reported as discontinued operations.

The Private Securities Litigation Reform Act of 1995 reflects Congress' determination that the disclosures of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by corporate management. The following discussion about the Company's results of operations and financial condition contains forward-looking statements that involve risk and uncertainty. The Company notes that a variety of factors could cause the actual results and experience to differ materially from anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, growth forecasts and results of the Company's business include, but are not limited to, fluctuations in U. S. and world economies, competition in the overall Electronic Contract Manufacturing
(ECM) business, the availability of materials, production labor and management services under terms acceptable to the Company, Congressional budget outlays for sonobuoy development and production, Congressional legislation, changes in the interpretation of environmental laws and the uncertainties of environmental litigation.

FISCAL 1998 COMPARED TO FISCAL 1997

Sales for the year ended June 30, 1998 were $145,936,000, an increase of $3,199,000 (2%) over 1997. Revenues were below expectations, primarily in the ECM area. Revenues increased $5,489,000 (5%) to $124,019,000 at Sparton Electronics. Both commercial and government sales increased. Government sales were slightly above plan while ECM sales were approximately 10% below expectations. Sales declined $497,000 (3%) to $18,819,000 at Sparton Technology. Sales were substantially below expectations due principally to unplanned delays in two new program startups. Canadian revenues totaled $4,485,000, a decrease of 13% from last year. Sparton of Canada continues to develop a commercial sales base.

Operating income of $4,182,000 was reported for 1998 compared to an operating income of $3,285,000 last year. These results were consistent with internal expectations. Sparton Electronics had an operating income of $6,285,000 compared to $4,108,000 for the prior year. These significantly improved operating results exceeded expectations and were due to an improved product mix and better control over new program start-ups. Included within these operating results were adverse capacity variances of $1,844,000 and $2,351,000 for 1998 and 1997, respectively, caused by underutilized capacity at two production facilities. Also included within these results were charges against operations of $351,000 in 1997 related to the write-down in the carrying value of FM pager-related inventories. Sparton Technology had an operating loss of $350,000 compared to an operating income of $206,000 last year. As discussed below, these results reflect EPA related costs and expense of $1,821,000 and $1,457,000 in 1998 and 1997, respectively. The Canadian unit reported an operating loss of $122,000 in 1998 compared to an operating loss of $629,000 last year. Low sales volume was the primary reason for these results.

Selling and administrative expense increased by $2,698,000 to $18,351,000 in 1998. Several factors contributed to this increase, the largest being $1,350,000 in expenditures relating to the implementation of the new computer system this past year. Consulting services made up the majority of this expense along with computer equipment, supplies, and leases. An additional $450,000 was expended in increased salaries and hiring costs. Finally, EPA costs increased by $400,000 at Sparton Technology.

Interest and investment income increased $545,000 to $1,756,000 in 1998 due to the full year of investment of the sales proceeds from the December 1996 sale of the automotive operations. These investment securities are more fully described in Note 2 to the financial statements. Interest expense declined substantially to $1,000. In December 1996, the Company used a portion of the proceeds from the sale of its automotive operations to eliminate short-term bank borrowings. Since December 1996, the Company has incurred substantially no interest expense. After provision for applicable income taxes (credits), as discussed in Note 7 to the financial statements, the Company reported income from continuing operations of $4,333,000 ($.55 per share) in 1998 compared to income from continuing operations of $2,242,000 ($.29 per share) in 1997.

In recording the gain on sale of the discontinued automotive operations in December 1996, the Company included estimates of the potential sales value and operating losses that would be incurred by Sparton Engineered Products, Inc.-Flora Group through the date of expected disposal. At the time these estimates were tentative because the Company had focused its efforts on the sale of the larger automotive business, KPI Group, and had not received competitive responses from potential buyers for the Flora Group. In December 1996, the Company received an initial letter of intent for the purchase of the Flora Group. Extended and protracted negotiations for over a year failed to result in an acceptable agreement with this buyer. At the same time, the Company continued to pursue other competitive offers.

During this extended period, a number of events occurred that negatively impacted the potential value of the Flora Group including continued unplanned operating losses, loss of personnel, tornado damage to the plant on April 15 and loss of a major customer. These events were not anticipated when the initial gain was recorded in December 1996 nor did the Company expect that its plan for disposal of the Flora Group would extend over this period of time. These events and the termination of negotiations with an identified potential buyer in April 1998 caused the Company to reevaluate the amount of the gain on sale previously recorded. As a result of that review, the Company recorded a charge of $3,610,000, ($2,383,000 after-tax) to discontinued operations in the fourth quarter of fiscal 1998 to reflect the reduction in value now expected to be received and to recognize probable additional operating losses until disposal.

INNOVATION

In its meeting on August 28, 1998, the Board of Directors approved and the Company has commenced to close the Flora Operations and liquidate its assets.

The Company reported net income of $3,013,000 ($.38 per share) in 1998 compared to a net income of $33,701,000 ($4.31 per share) in 1997.

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

Operating income of $3,285,000 was reported for 1997 compared to an operating loss of $2,102,000 last year. These results were consistent with internal expectations. Sparton Electronics had an operating profit of $4,108,000 compared to $203,000 for the prior year. These significantly improved operating results were primarily due to higher sales volume, improved cost controls and better management of the ECM multiple product customer mix. Included within these operating results were adverse capacity variances totaling $2,351,000 caused by underutilized capacity at two production facilities. Also included within these results were charges against operations of $351,000 in 1997 and $1,066,000 in 1996 related to the writedown in the carrying value of FM pager-related inventories. Pager marketing and development expenditures were insignificant in 1997 and were not material to operating results in 1996. As of June 30, 1997, there were no pager inventories remaining on the financial statements. Sparton Technology had an operating profit of $206,000 compared to $1,401,000 last year. Included within the 1997 results were costs of $935,000 and an increase of $522,000 in the reserve for future minimum operating costs charged against operations related to a long-standing government environmental claim. After consideration of the effects of environmental costs, operating results were consistent with expectations and due primarily to increased sales volume and a favorable product mix. The Canadian unit incurred an operating loss of $629,000 in 1997 compared to an operating loss of $1,491,000 last year. Low sales volume was the primary reason for the current year loss. Underutilized manufacturing capacity resulted in an undercapacity variance totaling $691,000 and was charged to operations. These operating results at the Canadian unit were as anticipated.

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

In August 1996, the Company formalized its decision to sell its automotive operations and accordingly reclassified and reported operating results as discontinued operations. Operating results from discontinued operations for 1997 are classified as such through August 1996, the date the Company formalized its plan to offer for sale its automotive operations. After provision for applicable income taxes, the Company reported a loss from discontinued automotive operations of $128,000 in 1997 compared to a loss of $1,269,000 last year. As described in Note 8 to the financial statements, in December 1996, the Company sold substantially all of the net assets and operations of the Sparton Engineered Products, Inc.-KPI Group (KPI) business unit for cash and retained ownership of certain assets and liabilities. The KPI sale included the former Sparton Engineered Products, Inc.-Lake Odessa Group. This sale did not include the net assets and operations of the remaining automotive unit, Sparton Engineered Products, Inc.-Flora Group (Flora). Reflected in this gain is a charge of $3,491,000 for the estimated operating losses and other costs associated with the disposal of the Flora operations which were not sold. After provision for applicable income taxes, the Company reported a gain on sale of discontinued automotive operations of $31,587,000 in December 1996. After provision for applicable income taxes, the Company reported a gain from discontinued operations of $31,459,000 ($4.02 per share) in 1997 compared to a loss of $1,269,000 ($.16 per share) in 1996.

The Company reported net income of $33,701,000 ($4.31 per share) in 1997 compared to a net loss of $4,080,000 ($.52 per share) in 1996.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of liquidity and capital resources has historically been from operations. Short-term credit facilities have been used in the past to provide added liquidity. The Company continues to experience a change in its liquidity sources as the volume of U.S. defense-related contract work declines as a percentage of total Company revenues. Certain contracts within the defense operations of Sparton Electronics provide for interim progress billings based on costs incurred. These progress billings reduce the amount of cash that would otherwise be required during the performance of these contracts. As the volume of U.S. defense-related contract work declines as a percentage of total Company revenues, so has the relative importance of progress billings as a component of the Company's aggregate liquidity resources. At the present time, the Company plans on using the remaining proceeds from the disposal of its discontinued automotive operations, after paying income taxes and other related costs of the sale, to provide working capital and to strategically invest in additional property, plant and equipment to

SPARTON.COM


accommodate growth in the ECM business. While the Company has had no short-term debt outstanding or credit agreements since December 1996, management believes that it could secure credit facilities under terms acceptable to the Company should the need arise.

Cash flows provided by continuing operating activities were $1,014,000 in 1998 and $5,471,000 in 1997. Cash flows used by continuing operating activities were $6,996,000 in 1996. Primary sources of 1998 cash flows provided by operating activities included cash earnings offset by an increase in inventory, a reduction in various accounts payable and accrued expenses and discontinued operations. Federal income tax estimated payments totaling $17,900,000, principally related to the gain on sale of the discontinued automotive operations, were made in March and June 1997 and were significant elements of cash flow used by operating activities in fiscal 1997.

Cash flows used by investing activities were $3,039,000 in 1998 and $4,180,000 in 1996. Cash flows provided by investing activities were $54,271,000 in 1997. The primary use of cash by investing activities is the purchase of equipment to update and expand the Company's production capabilities in its continuing electronics business. The primary source of 1997 net cash flows provided by investing activities was the proceeds from the sale of the automotive KPI business unit, partially offset by the purchase of investment securities.

Cash flows used by financing activities were $95,000 in 1998 and $33,711,000 in 1997 compared to cash flows from financing activities of $7,854,000 in 1996. The elimination of short-term bank borrowings was the primary use of cash flows by financing activities in 1997. The Company used a portion of the KPI sale proceeds to pay off all bank borrowings and canceled its formal credit facility.

As previously stated, the Company plans on using the proceeds from the sale of its automotive operations, after paying income taxes and other costs, to provide working capital and equipment for its expanding ECM business. To the extent not immediately used, these proceeds will continue to be invested in high quality marketable securities. The resulting interest and investment income, combined with a lack of interest expense, should favorably impact the Company's operations. There can be no assurance, however, regarding either the amount or duration of this favorable non-operating income trend. It is dependent upon how quickly the Company's ECM business grows as well and the emergence of alternate uses for these proceeds. At June 30, 1998, the Company had $71,118,395 in working capital.

MARKET RISK EXPOSURE - The Company manufactures its products in the United States and Canada. Sales of the Company's products are to the U.S. and Canada, as well as other foreign markets. The Company is potentially subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company operates. However, minimal receivables and payables are designated in foreign currency. The Company does not consider the market risk exposure relating to currency exchange to be material.

The Company has financial instruments that are subject to interest rate risk, principally short-term investments. Historically, the Company has not experienced material gains or losses due to such interest rate changes. Based on the current holdings of short-term investments, the interest rate risk is not considered to be material.

OTHER

LITIGATION - One of Sparton's facilities, located in New Mexico, has been the subject of ongoing investigations conducted with the EPA under the Resource Conservation and Recovery Act ("RCRA"). This EPA compliance issue is related to continuing operations, but involves a largely idled facility. The investigation began in the early 1980's and involved a review of on-site and off-site environmental impacts. In 1988, an administrative order on consent ("AOC") was executed with EPA related to further investigation and proposing a means of dealing with quantified impacts.

The remedial investigation called for in the AOC has been completed and approved. In May 1996, Sparton submitted to the EPA a final corrective measure study, based on the results of its investigations, as required in the AOC. In June 1996, the EPA issued its final decision selecting a corrective action at the site. The EPA estimated that the present value cost of its remedies would range from between $15,000,000 and $26,400,000 based on a thirty (30) year time frame. In Sparton's judgment, the remedies proposed by the EPA are either unnecessary or technically impracticable. Sparton vigorously challenged the EPA's remedy selection and filed suit in federal district court in Dallas asserting that the EPA's decision on remedy selection violated the AOC.

In September 1996, the EPA issued an initial administrative order under RCRA ordering Sparton to undertake additional testing to justify implementing the remedy selected by the agency in June 1996, and then implementing that remedy. Sparton vigorously contested that order administratively, but on February 10, 1998, EPA issued a final administrative order that in all material respects followed the initial administrative order issued in September 1996. Sparton has refused to implement those portions of that order that it believes are unjustified.

In February 1997, three lawsuits were filed against Sparton in federal district court in Albuquerque, one by the United States on behalf of the EPA, the second by the State of New Mexico and the third by the City of Albuquerque and the County of Bernalillo. All three actions allege that the impacts to soil and groundwater associated with Sparton's Coors Road facility present an imminent and substantial threat to human health or the environment. Through these lawsuits, the plaintiffs seek to compel Sparton to undertake additional testing and to implement the same remedy selected by the EPA in June of 1996 now incorporated in the Final Administrative Order, and referred to above. In March 1997, the plaintiffs in these three lawsuits filed a motion for preliminary injunction and in July of 1997, the action in Dallas was transferred to federal district court in Albuquerque and consolidated with the three lawsuits filed in February 1997.

VALUE

A pretrial schedule has been established for the consolidated actions, but no trial date set. Limited discovery, involving interrogatories and requests for production, has been undertaken by the plaintiffs. The plaintiffs have sought to amend their lawsuit to compel Sparton to implement the Final Administrative Order, and seeking civil penalties for alleged noncompliance. Sparton has opposed this request and no decision has been made by the court on the plaintiffs' request to amend.

In March 1998, a hearing was held on the plaintiffs' request for a preliminary injunction. After two days of testimony, the federal district judge indicated he had tentatively concluded he might issue a preliminary injunction. The parties subsequently entered into settlement discussions that culminated in an agreed workplan for the installation of certain off-site monitoring, observation, and containment wells, in exchange for plaintiffs withdrawing their request for a preliminary injunction. An order withdrawing that request and approving this off-site workplan was signed on July 7, 1998. This is one of several workplans being negotiated.

At the current time, all litigation has been stayed to allow the parties to continue settlement discussions. The most recent stay will expire on October 23, 1998.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible estimates. Estimates developed in the early stages of remediation can vary significantly. Normally, a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability. To date, Sparton has incurred costs of approximately $7,914,000 since environmental impacts were first identified in the early 1980's. $3,000,000 of this amount has been recovered from insurance companies. For the fiscal years ended June 30, 1998, 1997 and 1996, Sparton incurred costs of $1,014,000, $935,000, and $247,000 with legal and defense costs included of $548,000, $379,000, and $53,000, respectively. In addition, total amounts expensed for 1998, 1997 and 1996 were $1,821,000, $1,457,000, and
$307,000 respectively.

At June 30, 1998, Sparton has accrued $1,828,000 as its estimate of the future undiscounted minimum obligation with respect to this matter. This reflects the minimum range of the amount Sparton expects to incur over the next five years. This amount includes equipment and operating and maintenance costs. In many cases, new technologies become available over time, which result in modified costs for environmental remediation. The Company's estimate of cost is based on the existing methodology and excludes legal and related consulting costs. The estimate includes the minimum range of activity expected to occur in the next five years including onsite and offsite pump and treat containment systems, a soil vapor extraction program and continued onsite/offsite monitoring. Beyond five years, while additional expenditures are probable, Sparton does not believe such expenditures are reasonably estimable based on available information. Factors causing the uncertainty include, but are not limited to, effectiveness of the currently proposed programs to achieve targeted results and decisions made by regulating agencies regarding future proposals and reports of Sparton. Sparton routinely refines and revises the estimate of its environmental efforts as additional information becomes available.

It is reasonably possible that Sparton's recorded estimate of this liability may change. If a remedy is imposed on Sparton, other than the one it has proposed, the ultimate cleanup costs could increase significantly. There is no assurance that additional costs greater than the amount accrued will not be incurred or that changes in environmental laws or their interpretation will not require that additional amounts be spent. At this time, it is not possible to estimate the ultimate cost to resolve this matter.

IMPACT OF YEAR 2000

The Year 2000 Issue is the result of many older computer programs being written using only two digits rather than four to define a specific year. A computer program that has time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Sparton Electronics implemented a new business information system in the summer of 1997, to further enhance the Company's competitive position. This system, called Manufacturing Total Management System (MTMS), will enable information to be shared between all of Sparton's manufacturing locations. The information system is presently being implemented throughout the remainder of the Company's facilities with full implementation scheduled for completion by February 1, 1999. The decision to purchase and implement MTMS was independent of the Year 2000 issue. The Company believes that implementation of MTMS will render its internal information systems Year 2000 compliant and with no disruptions in operations. With respect to suppliers and customers software being year 2000 compliant, the Company does not believe that there is sufficient integration or dependency of such software to cause a material impact on the Company's own business operating systems or processes. The Company is surveying customers and major suppliers to determine their status with respect to year 2000 compliance.

The Company has completed an assessment of both current and past proprietary products. Corrective measures for current products have been completed where applicable. Corrective measures for past products have been identified, where applicable, and affected customers notified. The Company does not anticipate that internal Year 2000 conversion issues will materially impact operations or operating results.

SPARTON.COM

DIRECTORS, OFFICERS & GENERAL MANAGERS

  DIRECTORS

  JAMES N. DEBOER, PARTNER
     Law Firm of Varnum, Riddering, Schmidt
     and Howlett, LLP
     Grand Rapids, Michigan

  DAVID W. HOCKENBROCHT, President
     Sparton Corporation

* ROBERT J. KIRK, Financial Consultant
     Toledo, Ohio

  WILLIAM I. NOECKER, Director of Program Management
     Fisher Dynamics Corporation
     St. Clair Shores, Michigan

     Chairman
     Brasco International, Inc.
     Detroit, Michigan

  RORY B. RIGGS, President
     Biomatrix, Inc.
     Richfield, New Jersey

  DAVID B. SCHOON, President
     Stock Portfolio Management, Inc.
     Grand Rapids, Michigan

  W. PETER SLUSSER, President
     Slusser & Associates Inc.
     New York, New York

  BRADLEY O. SMITH, Former President
     Tracy Products, Inc.
     Ionia, Michigan

  JOHN J. SMITH, Chairman
     Sparton Corporation

* Audit Committee

OFFICERS & GENERAL MANAGERS
SPARTON CORPORATION

JOHN J. SMITH
     Chairman and Chief Executive Officer

DAVID W. HOCKENBROCHT
     President and Chief Operating Officer

RICHARD L. LANGLEY
     Vice President-Treasurer

LAWSON K. SMITH
     Vice President-Secretary

R. JAN APPEL
     Vice President, General Counsel and
     Assistant Secretary

SUSAN E. WIDENER
     Assistant Treasurer

ELECTRONICS
DOUGLAS E. JOHNSON
     Vice President-General Manager
     Sparton Electronics

RICHARD D. MICO
     Vice President-General Manager
     Sparton Technology, Inc.

W. DAVID WEIND
     Vice President-General Manager
     Sparton of Canada, Ltd

                                    [PHOTO]

Mr. Marshall V. Noecker and Mr. Lawson K. Smith, longtime Directors of the Corporation resigned in August, 1998.

BACK ROW FROM LEFT TO RIGHT:
David B. Schoon, Lawson K. Smith, Rory Riggs, William I. Noecker, Marshall V. Noecker, Peter Slusser, Bradley O. Smith

FRONT ROW FROM LEFT TO RIGHT:
Robert J. Kirk, David W. Hockenbrocht, John J. Smith, James N. DeBoer

SPEED

BUSINESS UNITS

SPARTON ELECTRONICS

Administrative Office
Johnson Lake Rd.
DeLeon Springs, FL 32130

     MANUFACTURING FACILITIES:
     Jackson, MI
     DeLeon Springs, FL
     Brooksville, FL

SPARTON OF CANADA, LTD.

99 Ash Street
London, Ontario N5Z 4V3

SPARTON TECHNOLOGY, INC.

Administrative Office
4901 Rockaway Blvd., S.E.
Rio Rancho, NM 87124

     MANUFACTURING FACILITIES:
     Deming, NM
     Rio Rancho, NM

CORPORATE OFFICE
SPARTON CORPORATION

2400 E. Ganson Street
Jackson, MI  49202
Phones (517) 787-8600 o (800) 248-9579
Fax (517) 787-1822
Website: sparton.com


COMMON STOCK LISTING:

New York Stock Exchange


TRANSFER AGENT/REGISTRAR:

PRINCIPAL TRANSFER AGENT:
Illinois Stock Transfer Company
209 West Jackson Blvd, Suite 903
Chicago, IL  60606
(312) 427-2953

REGISTRAR:
Harris Trust and Savings
311 W. Monroe Street
11th Floor
Chicago, IL  60690


FORM 10-K AVAILABLE:

A copy of Sparton Corporation's annual report on Form 10-K for the year ended June 30, 1998, filed with the Securities and Exchange Commission, will be furnished without charge to any shareowner upon written request to Richard L. Langley, Vice President-Treasurer, Sparton Corporation, 2400 E. Ganson St., Jackson, MI 49202


                             BLAIR HARRIS THOMPSON
                         April 2, 1925 - July 27, 1998

                                    [PHOTO]


Sparton's Directors, Management and Associates were saddened this year at the passing of our long time friend and significant contributor to the success of our Company, Mr. Blair H. Thompson. Blair gave the major portion of his adult working life to Sparton serving from 1958 until his retirement in 1990. He served as a Director of the Company until his death. We shall miss him greatly.

NOTICE OF ANNUAL MEETING:

The Annual Meeting of Sparton Corporation will be held at 10:00 a.m. on Wednesday, October 28, 1998, in the Company offices, 2400 E. Ganson St., Jackson, Michigan.

It is Sparton Corporation's policy to afford equal employment opportunity to all employees and qualified applicants for employment without regard to race, religion, creed, color, sex, national origin, age, handicap or veteran status.

VALUE
VALUE HAS BEEN SPARTON'S CORNERSTONE OFFERING FOR 98 YEARS. COMPETITIVE COSTS, PERSONALIZED DESIGN AND MANUFACTURING SERVICES COUPLED WITH ISO 9000 CERTIFIED PLANTS PROVIDE SPARTON'S CUSTOMERS WITH A COMPETITIVE EDGE IN THE WORLD'S MARKETPLACES.

SPEED

TIME LOST IN TODAY'S MARKETPLACE IS LOST MONEY. THE SPEED OF SPARTON'S BUSINESS PROCESS EXECUTION IS A DEFINING COMPETITIVE ADVANTAGE AND A DAILY FOCUS BY ALL OF SPARTON ASSOCIATES.



                                      VALUE
                                        &
                                      SPEED

[LOGO- SPARTON CORPORATION]

CORPORATE OFFICE
SPARTON CORPORATION
2400 E. Ganson Street
Jackson, MI  49202
Phones (517) 787-8600 - (800) 248-9579
Fax (517) 787-1822
Website: sparton.com