Form 10-K, Exhibit 13
period 1999-06-30
SPARTON CORP
filed 1999-09-24
CIK 92679

                                                                      EXHIBIT 13
1999
ANNUAL
REPORT



                                                                        NYSE:SPA

















                                                     Reaching Beyond Excellence
                                                                        SPARTON
                                                                    CORPORATION

THE SPARTON WAY

Dedicated to the conduct of our business at the highest ethical level.

Dedicated to the manufacture of superior quality products in the most efficient manner possible and at the lowest possible cost.

Dedicated to loyally serving our customers to the utmost of our ability by making continuing contributions that support their progress.

Dedicated to constantly improving our Company's technological base to better serve our customers.

Dedicated to the creation of new ideas and new processes in order to remain the low cost producer in our chosen marketplaces.

Dedicated to making our Company grow faster than the economy.

Dedicated to the maximization of shareowner value.

Dedicated to providing a work environment that is safe, modern and clean and one where our employees can achieve their highest potential during their working years.





INDEX

Financial Highlights ...................................1
Shareowners' Letter ....................................2
Sparton Operations .....................................4
Financial Performance .................................17
Directors, Officers and General Managers ..............39
Sparton Locations .....................................40
Annual Meeting Notification ...........................40




                                                            FINANCIAL HIGHLIGHTS

SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30


                                            1999             1998           1997
                                       -------------   -------------   ------------

Net sales                              $ 131,900,489   $ 145,935,583   $142,736,800
Net income (loss):
 Continuing operations                 $   1,759,081   $   4,333,117   $  2,241,903
 Discontinued operations                  (2,520,000)     (1,320,000)    31,458,637
                                       -------------   -------------   ------------
                                       $    (760,919)  $   3,013,117   $ 33,700,540
                                       =============   =============   ============

Working capital                        $  68,578,975   $  71,118,395   $ 68,760,933
Working capital ratio                         4.88:1          4.52:1         3.53:1
Common shares outstanding at June 30       7,828,090       7,828,090      7,818,090

Basic and diluted earnings per share:
 Income (loss):
   Continuing operations               $        0.22   $        0.55   $       0.29
   Discontinued operations                     (0.32)          (0.17)          4.02
                                       -------------   -------------   ------------
                                       $       (0.10)  $        0.38   $       4.31
                                       =============   =============   ============

Additional per share information:
 Working capital                       $        8.76   $        9.09   $       8.80
 Shareowners' equity                           11.18           11.29          10.90
 Dividends                                        --              --             --


MARKET DATA
 Price range
 New York Stock Exchange

                                                                    Years Ended June 30
                                                  ---------------------------------------------------------
                                                        1999               1998              1997
                                                  ---------------   -----------------    ------------------
Quarter ended:                                     High     Low       High      Low        High        Low
                                                  ---------------   -----------------    ------------------
 September 30                                     $8 7/8   $5 3/4   $15 1/4   $10 7/8    $  8       $ 3 7/8
 December 31                                       6 3/8    5 5/8    16 1/2    10 1/4       9         7 1/2
 March 31                                          7 1/2    6        10 1/4     8 7/8       8 3/4     7 5/8
 June 30                                           6 3/8    5 7/8     9 7/8     8 3/8      11 7/8     8 1/4

Recent Price as of August 31, 1999 .....$6 1/16
Shareowners of record.......................764

                                  [PHOTOGRAPH]
                                  JOHN J. SMITH
                                    CHAIRMAN

                                  [PHOTOGRAPH]
                              DAVID W. HOCKENBROCHT
                                   PRESIDENT


TO OUR SHAREOWNERS
------------------

         As Sparton progresses toward 100 consecutive years in business, we look back on the evolution of Sparton and the changing business world in which we now compete. Founded as a manufacturer of agricultural implements, Sparton now enters the 21st Century as a major provider of Electronic Manufacturing
Services (EMS), both governmental and commercial. Sparton specializes in high product mix, moderate-volume commercial electronics outsourcing. This market enables Sparton to develop and sustain a wide range of competitive advantages which will provide us with a valid business model for years to come.

         While a significant number of new customers joined the Sparton family of customer/partners during this fiscal year, many did not enter production start-up until the last quarter. Several other key customers had annual sales volumes below their original expectations. While this was a disappointment, it was only temporary as that business was deferred to fiscal year 2000.

         For the year ended June 30, 1999, sales from continuing operations were $131.9 million, a 10% decrease from last year. Net income from continuing operations was $1.8 million compared to $4.3 million one year ago. Our backlog of government EMS sales at June 30, 1999 was $70.0 million. Due to rapidly changing technologies, commercial EMS backlog dollars are no longer a fair predictor of continuing sales and will no longer be reported. Almost all of our customers are moving toward a "build-to-order" business cycle. At the time of this Annual Report, all six of Sparton's manufacturing locations are experiencing double-digit growth as we seek to introduce new products into production from both existing and new customers.

         Sparton's principal focus remains in Electronic Manufacturing Services, one of the world's fastest growing business sectors. Current annual sales volume for commercial EMS is estimated to be $44.9 billion rising to an expected high of $130 billion in the year 2003. Industry growth has been fueled largely by the demand for laptop and desktop computers, which Sparton has chosen not to manufacture. These products are produced in large quantities and at low margins. Although this high-volume EMS market is attractive, our unique business model drives us toward a smaller, higher value-added niche market with better profit margin potential. Sparton elected to concentrate on the high-mix, low- and medium- volume business, which continues to grow in excess of 20% each year. In this business, the principal driving force is outsourcing. Major Original Equipment Manufacturers (OEMs) around the world continue to outsource electronics design and manufacturing because neither is a core competency for them.

         In the last three years, Sparton has remained on a course of making continuing investments in training, remodeling of facilities, acquiring new equipment and, most recently, establishing alliances with other private EMS providers. We began the alliance program to provide our existing and prospective customers with front-end engineering and low-volume manufacturing capabilities in key regional electronics markets of the world. Currently, Sparton has alliance partners in Boston, Massachusetts, Eden Prairie, Minnesota, Dunfermline, Scotland and Ottawa, Ontario, Canada. We expect to add other alliance companies during the new fiscal year.

         In June, Sparton made a $3 million investment in Cybernet Systems Corporation of Ann Arbor, Michigan. Cybernet, an ongoing customer of Sparton, is a privately owned developer of hardware, software, next-generation network computing and robotics products. Several new products in these areas are at various stages in the development cycle with Sparton potentially being the manufacturer of one of them.

         We continuously set challenging but achievable goals for ourselves to create a wide range of sustainable competitive advantages. Our principal advantages today involve speed of business process, a large customer-focused database, Internet connectivity and a range of


                                        2
                                                                         SPARTON
strategic supplier partnerships founded on business principles unique to Sparton. We diligently select only those customers/partners who will provide long-term, consistent value to Sparton.

         During the year just closed, we completed the implementation and integration of our Cimcase/MTMS business information system. All of Sparton's manufacturing locations possess the same information system as well as the same business process. Another technological issue Sparton is actively addressing is Year 2000 (Y2K) compliance. All of Sparton's critical systems are currently compliant, with the remainder expected to be Y2K compliant by September 30, 1999.

         In the middle of the year, we began to explore the sale of our acoustics product line in Canada. The sale of that product line was completed in the first quarter of fiscal 2000. The resulting gain will be included in our fiscal 2000 results.

         Costs associated with our ongoing Environmental Protection Agency (EPA) related cleanup activities at our Coors Road facility in Albuquerque, New Mexico totaled $1.8 million for the year. Ongoing negotiations with regulators continue and we expect to be able to report a successful conclusion to those deliberations shortly. We are encouraged by the progress that has been made in the settlement discussions with governmental entities concerning the impacts to groundwater associated with our Coors Road facility. Two of the three corrective measures proposed have been implemented. In our judgment, it will take several years to evaluate the effectiveness of these efforts.

         As a result of these developments, the Company believes that the EPA's 1996 estimate for the total cost of 30 years of remediation at the site of $15.0 million to $26.4 million is now outdated. We believe that the initial minimum cost to be incurred for the corrective measures called for in these workplans should approximate $1.5 million over the next three to five years. There is no assurance that additional corrective measures, involving increased expenditures, may not be required in the future.

         The last manufacturing facility of our discontinued automotive segment closed in December 1998. All remaining inventory and equipment at our Flora, Illinois facility were sold at auction. The building is currently held for sale. With the recording of the after-tax charge of $2.5 million ($0.32 per share) in the third quarter of fiscal 1999, we believe that all costs related to the final disposition of this property have been reflected in our financial statements.

         Current electronic information and news on Sparton is available through our web site at www.sparton.com. We invite you to visit our web site periodically as it does contain timely information about our Company.

         In January 2000, Sparton will begin its 100th consecutive year in business as an independent company. Few companies ever have such an opportunity for celebration and reflection. We are appreciative of those who have gone before us and to our present associates who have created and sustained Sparton as a viable business entity. To you, our shareowners, we express our appreciation for your continued interest and support of our endeavors.

         We anticipate that our 100th year will be one of continued growth and success.

Cordially yours,


/s/ John J. Smith                                   /s/  David W. Hockenbrocht

John J. Smith                                       David W. Hockenbrocht
Chairman                                            President

                                        3
                                                                         SPARTON

                         SPARTON'S EXPERTISE INCLUDES THREE-
                          DIMENSIONAL PRODUCT RENDERINGS

                                    [PHOTO]

                SPARTON PROVIDES FINAL
                ASSEMBLY SERVICES SUCH AS THIS
                BOX BUILD FOR A DUAL CHANNEL
                SATELLITE RECEIVER

                                    [PHOTO]



                         SPARTON'S DEMING, NEW
                            MEXICO FACILITY IS
                           CAPABLE OF PRODUCING
                                    LARGE WIRE
                                 HARNESS DESIGNS


                                    [PHOTO]

                                                  THE SPARTON CUSTOMER BUSINESS
                                                  MANAGEMENT PROGRAM OFFERS
                                                  CUSTOMERS A TOTAL BUSINESS
                                                  SOLUTION

                                    [PHOTO]

WWW.SPARTON.COM                           4

                           HOW SPARTON DEFINES SUCCESS
                           ---------------------------

         In the mid-1990s, the greatest challenge Sparton faced was creating a dynamic culture that would envelop emerging electronic outsourcing and enable a unique business model.

         This business model is now Sparton's strength, driving it toward industry leadership in the high product mix, low- to medium- volume market of electronics outsourcing.

         SERVICES. Sparton has the knowledge for prototype modeling, testing, assembly, manufacturing, re-engineering, component obsolescence management, final packaging and warranty repair.

         ELECTRONIC COMMERCE. We believe no other EMS provider has a business process that equals the information system put into place by Sparton. All six facilities operate within one environment, disseminating information as a virtually seamless corporation.

         LOGISTICS. Within two years, Sparton developed a material logistics program around a centralized corporate strategy for component and material costing. Material logistics also entails open information exchange from supplier to customer as well as one of the industry's leading component obsolescence management programs.

         ENVIRONMENT. Sparton has focused significant resources on addressing environmental issues. We believe this is not a project to be completed, rather, a continuous journey.

         CUSTOMER SERVICE. Twenty-four hours a day, seven days a week. Secured, instant access to critical information through the Internet.

         ALLIANCES. Sparton has expanded its regional presence by creating strategic alliances with local EMS providers. The result is increased opportunities without additional capital expenditures.

         PERSONNEL. One of the key ingredients to Sparton's success in the EMS industry is its continuous and extensive effort in attracting and keeping the best and brightest talent available.

                                   5
                                                                         SPARTON

ANTICIPATING MARKET TRENDS
--------------------------

         As the new millennium approaches, a company's success will depend on its ability to change, adapt and evolve as an outsourcing partner. Sparton identified the growing need for technological expertise in the medical industry and formed Sparton Medical Solutions. Sparton Medical Solutions serves medical OEMs that are in need of engineering expertise.

         Sparton Medical Solutions is dedicated to the design and manufacture of diagnostic, therapeutic, surgical and laboratory equipment for the medical industry.

         Product documentation, design history file maintenance, verification and validation for Class I, II and III devices are a routine part of the product design and manufacturing service provided to customers. Sparton Medical Solutions provides customers with practical, cost-effective product designs that benefit from Concurrent Engineering, Design for Assembly (DFA) and Design for Manufacturing (DFM) services that are an integral part of all Sparton programs. The medical group also provides fast R&D and functional model development for those customers that are in the early stages of design and agency approval.

         Clients of Sparton Medical Solutions benefit from the latest advances in software technology. Three-dimensional files and animation are used to simulate assembly and production operation or a full-featured model can be generated through a CNC or stereo lithographic machine. Sparton Medical Solutions recent projects include:

         - DESIGN AND MANUFACTURE OF A FULLY AUTOMATED SLIDE PREPARATION SYSTEM FOR PAP SMEARS AND OTHER AQUEOUS SPECIMENS.

         - DESIGN AND MANUFACTURE OF A DUAL-CUFF PNEUMATIC TOURNIQUET SYSTEM FOR USE IN CONTROLLING BLOOD FLOW TO THE LIMBS DURING SURGERY OR THE ADMINISTRATION OF LOCAL ANAESTHETICS.

         - DESIGN AND MANUFACTURE OF A SURGICAL IRRIGATION SYSTEM FOR USE IN CONJUNCTION WITH AN ENDOSCOPIC CAMERA .

         - DESIGN OF A TOUCH SCREEN CONTROL SYSTEM, SOFTWARE AND HARDWARE FOR A THERAPEUTIC BED THAT IS USED WITH SPINAL INJURY PATIENTS.

         - DESIGN AND MANUFACTURE OF AN ERGONOMIC SURGICAL SUIT VENTILATION SYSTEM.

         -        DESIGN OF A COMPACT, PORTABLE DEFIBRILLATOR.

         Due to the recent changes in regulatory requirements, the documentation, verification and validation of medical product designs have become more complex, especially ones involving software. Sparton Medical Solutions has resident expertise in all these areas, providing a critical service to medical OEMs without the resources necessary to comply with the required regulatory documentation.

WWW.SPARTON.COM                   6

         INCREASING DEMAND FOR MEDICAL
    TECHNOLOGY LED TO THE FORMATION OF
            SPARTON MEDICAL SOLUTIONS

                                    [PHOTO]

SERVICE IS THE FOUNDATION OF
THE SPARTON BUSINESS
SOLUTION MODEL

                                    [PHOTO]

      SPARTON MEDICAL
    SOLUTIONS HAS CREATED
  IMAGE PROCESSING SOFTWARE
       WHICH COLORIZES AND
     ENHANCES X-RAY IMAGES


                                    [PHOTO]


                                 SPARTON ELECTRONICS IN JACKSON,
                                 MICHIGAN EXEMPLIFIES EQUIPMENT AND
                                 FACILITY IMPROVEMENTS IMPLEMENTED
                                 THROUGHOUT VARIOUS LOCATIONS

                                    [PHOTO]

                                                                         SPARTON

DRIVEN BY INFORMATION TECHNOLOGY
--------------------------------

         Sparton Corporation's 100 successful years were achieved through experience and timing. In 1993, Sparton recognized that the electronics industry was drastically changing. To meet the evolving needs of original equipment manufacturers, Sparton began a dramatic reinvention of itself.

         New equipment, upgraded facilities, new knowledge bases and organizational structures were acquired or implemented in anticipation of the new electronics industry. Without the implementation of new information technology, these improvements would not have been successful.

         The pinnacle of the Sparton technological commitment lies within its Enterprise Resource Planning (ERP) business process which is now in all Sparton facilities.

         For decades Sparton had worked under various manufacturing and accounting software packages. The software versions began showing signs of individualization throughout various facilities until the extensive modifications created unique legacy programs. Sparton extinguished the old ERP system and replaced it with a new, flexible business process package.

         Fiscal 1999 marks the first time Sparton operated under a common, centralized information system and business process system. Substantial benefits were gained from the new Enterprise Resource Planning system. Sparton has experienced significant reductions in transaction times and eliminated extraneous tasks which did not create added value. The reports may be as simple or complex as the user requires.

         Further affirmation of the strengths of the new management information system includes a 100% increase in the number of transactions with a decrease in accounting staff overtime from 50% to 10%. Personnel may now spend time on value-added services rather than transaction processing.

         Managers can access over 750 screens of client and accounting information regardless of their physical location.

         Through the use of the Internet, customers may also access information on-line and in real time. Information such as invoices, shipping information, accounts payable and scheduling is readily available at the customer's convenience.

         All these benefits have successfully streamlined the entire supply chain by reducing transaction time, one of the key enablers of the Sparton business system.

WWW.SPARTON.COM                   8

  SPARTON IS COMMITTED TO PROVIDING A
      CLEAN, SAFE AND PRODUCTIVE WORK
      ENVIRONMENT FOR ALL ASSOCIATES

                                    [PHOTO]

EXAMPLES OF PRODUCT ASSEMBLY AND
TESTING BY SPARTON TECHNOLOGY,
INC. LOCATED IN RIO RANCHO,
NEW MEXICO

                                    [PHOTO]


    SPARTON HAS THE ABILITY
        TO PROVIDE SERVICES
       RANGING FROM CONCEPT
  DESIGN TO REPAIR SERVICES

                                    [PHOTO]


                                           THE ENTERPRISE RESOURCE PLANNING
                                           SOFTWARE OFFERS ADVANTAGES TO
                                           SPARTON CUSTOMERS, PARTNERS,
                                           ASSOCIATES AND MANAGERS

                                    [PHOTO]

STREAMLINING MATERIAL LOGISTICS
-------------------------------

         Sparton Corporation looked within its organizational structure to discover how the corporation could improve profit margins and reduce materials management costs while improving service to Sparton customers.

         Working with the knowledge that materials management is the largest determinant of success for EMS providers, Sparton dissolved prior methods of materials acquisition and developed a company-wide strategic program. Prior to this program all facilities purchased materials based on local strategies and relationships.

         The process began with the Sparton Corporate Acquisition Team (SCAT). What began as an exploratory committee has evolved into a team focused on the selection, management and retention of suppliers to aid in the reduction of total acquisition costs. This group is now known as Material Logistics.

         The Material Logistics group focuses on strategic management as opposed to the daily operations of each facility. Material Logistics is committed to improving component purchasing, quoting, supplier selection, electronic information exchange and obsolescence.

         Because components are more than half of all materials purchased, Material Logistics developed a centralized commodity strategy for components. Suppliers now considered Sparton a singular, national entity. The team negotiated contracts, payment terms and project material repricing on behalf of Sparton Corporation. After one year, nearly 77% of all materials, including components and other items are purchased under this strategy with substantial projected savings.

         The success of the Material Logistics program was based on the selection of national suppliers that met specific qualifications. Component vendors were screened and ranked to determine their ability to meet Sparton's aggressive growth goals. Thirty-seven suppliers were analyzed on 27 different criteria during a four-month assessment.

         Qualifications necessary to become a Sparton Strategic Supplier extended beyond pricing and delivery. Does the supplier offer the latest advances in inventory replenishment? Is the supplier approved for various industry quality standards? Does the supplier offer any engineering services? Are the supplier's technological capabilities proactive or reactive? Does the supplier offer electronic data interchange (EDI), Internet capabilities and electronic bar coding?


WWW.SPARTON.COM                   10

         Seven electronic distributors were selected as Sparton Strategic Suppliers. The result is that all Sparton facilities and Sparton Alliance companies have access to volume pricing along with the latest value-added services.

         Sparton went beyond merely selecting a core group of suppliers and negotiating prices. The cornerstone of Sparton's material cost-reduction efforts is called FlexLink. FlexLink allows Sparton, its customers and suppliers to share information and data. Through electronic data interchange and other electronic commerce tools, this business system accelerates the timeliness of information, enhancing the decision-making process from customer to supplier. FlexLink will reduce transaction costs, inventory levels, material overhead costs and material lead times while increasing customer flexibility.

FLEXLINK IS A BUSINESS MODEL OF SUPPLY CHAIN MANAGEMENT THAT LINKS THE CUSTOMER, SPARTON AND ITS STRATEGIC SUPPLIERS TO A SOPHISTICATED NETWORK OF SHARED BUSINESS INFORMATION AND DATA.

         Evolving technologies have drastically reduced the life cycles of products and the internal components needed to build these products. Sparton customers have access to over 50 years of experience in component obsolescence management.

         Because of the dynamics of the electronics market, many original equipment manufacturers are faced with designs that specify outdated or nonexistent components. Sparton proactively monitors customer programs and recommends changes which minimize costs and may eliminate scheduling problems in the future.

         Forecasting, trend analysis, bill of material assessment and industry updates are some of the methods Material Logistics utilizes to support customer programs from inception to completion.

         For Sparton customers, Material Logistics provides ongoing cost savings through strategic supplier management, pricing, inventory control, the latest technology and component obsolescence planning.

                                                                         SPARTON

RESPECTING OUR ENVIRONMENT AND ITS RESOURCES
--------------------------------------------

         As responsible members of the communities within which we operate, Sparton is committed to proactively protecting our local environment. Prior to any purchase, all equipment and processes are evaluated for noise, sound and chemical pollution properties.

         Sparton is progressing toward the complete elimination of solvents used in the cleaning of printed circuit board assemblies. All facilities are using cleaners that are either 100% inorganic saponifiers (i.e., soap-producing solutions) or strictly water. Materials used to assemble the circuit boards may be soluble in water or in the saponifier/water solutions.

         In the Brooksville, Florida facility, for example, we are utilizing a reverse osmosis system as well as a customized water treatment system.

BY RECYCLING THE WATER SUPPLY, SPARTON'S NEED FOR GROUNDWATER HAS DECREASED BY 83%.

         The remainder of the wastewater from the reverse osmosis system is pumped into a fully lined evaporation pond. This method eliminates any wastewater from seeping into the groundwater.

         In another area, new technology has allowed Sparton to reduce energy consumption from lighting fixtures by 50%. This system uses an electronic ballast with a special energy-efficient bulb.

WWW.SPARTON.COM                   12

     THE SPARTON STRATEGIC MATERIAL
   LOGISTICS PROGRAM OFFERS NUMEROUS
ADVANTAGES FOR SPARTON CUSTOMERS AND
                   ALLIANCE PARTNERS


                                    [PHOTO]
NEARLY ALL AREAS OF THE
SPARTON BUSINESS MODEL HAVE
BEEN ENHANCED BY INFORMATION
TECHNOLOGY

                                    [PHOTO]


      EQUIPMENT MUST PASS
            VARIOUS SAFETY
           STANDARDS PRIOR
              TO PURCHASE

                                    [PHOTO]


                            ROUTING WIRES FOR TRANSPORTATION
                            WIRE HARNESSES AT
                            SPARTON TECHNOLOGY, INC.
                            IN DEMING, NEW MEXICO


                                    [PHOTO]

                                                                         SPARTON

UNPARALLELED CUSTOMER SERVICE
-----------------------------

         All new and existing customers are individually represented by a Sparton Customer Business Manager. The Customer Business Manager is accessible 24 hours a day, seven days a week. Besides continuous service, Customer Business Managers work closely with their clients to create and enhance other Sparton services such as access to account information through the Internet, EDI transactions, component obsolescence, materials purchasing and engineering.

         Sparton's Business Development team has successfully created a customer care program committed to exceeding all expectations through strong client relationships.

"THE RELATIONSHIP BETWEEN ALLIED SIGNAL BGA AND SPARTON EXEMPLIFIES THE LEVEL OF INTEGRATION AND COLLABORATION THAT ALL SUPPLIER/CUSTOMER RELATIONSHIPS STRIVE FOR. THE AS AND SPARTON ACCOUNT ASSOCIATES MANAGE THE DAY TO DAY ISSUES AS ONE INTEGRATED TEAM. THIS RELATIONSHIP HAS ALLOWED IMPLEMENTATION OF ADVANCED SUPPLY MANAGEMENT STRATEGIES THAT HAVE PRODUCED OUTSTANDING RESULTS. THIS HAS MOVED THE RELATION(SHIP) TO A TRUE STRATEGIC PARTNERSHIP THAT CONTINUES TO DRIVE BENEFIT FOR BOTH COMPANIES AND ALLOWED EXPANSION OF THE SERVICES SPARTON PROVIDES."

                                                               GARY FITZPATRICK
                                                          DIRECTOR OF MATERIALS
                                                              ALLIED SIGNAL BGA

         "WE HAVE ENJOYED A LONG-TERM RELATIONSHIP WITH SPARTON ELECTRONICS THAT HAS BEEN DRIVEN BY A FOCUS ON QUALITY AND TOTAL CUSTOMER SATISFACTION"

                                                                     TOM MARINO
                                        VICE PRESIDENT & DIRECTOR OF PURCHASING
                                                             WATERS CORPORATION

         "SPARTON'S PROACTIVE APPROACH TO PROBLEM PREVENTION AND RESOLUTION
          HELPS KEEP PRODUCT QUALITY UP TO A LEVEL THAT HOBART EXPECTS FOR IT'S PRODUCTS."

                                                                  HARRY COLLINS
                                                    PRODUCT DEVELOPMENT MANAGER
                                                             HOBART CORPORATION

WWW.SPARTON.COM                   14

"ALL OF THE INDIVIDUALS WE HAVE COME INTO CONTACT WITH AT SPARTON ELECTRONICS HAVE BEEN VERY KNOWLEDGEABLE, EAGER TO PARTICIPATE, OPEN WITH THEIR IDEAS, THOROUGH IN THEIR WORK, AND EXTREMELY COURTEOUS."

"IN SUMMARY, DEPUY HAS THOROUGHLY ENJOYED WORKING WITH SPARTON ON DEVELOPMENT PROJECTS AND WE FEEL THAT THEIR EXPERIENCE AND EXPERTISE MAKES THEM A VALUABLE ASSET TO ANY DESIGN TEAM."

                                                                    DEPUY, INC.

"SPARTON'S INTEGRATED ENGINEERING, LOGISTICS, AND PRODUCTION SERVICES HAVE ALLOWED CRS TO FOCUS ON MARKETING, PRODUCT DEVELOPMENT AND FINAL ASSEMBLY, KNOWING THAT WE ARE RECEIVING GOOD VALUE, QUALITY, AND DELIVERY THROUGHOUT ALL PHASES OF OUR PRODUCT LIFE CYCLES."

                                                                     ROD RAFAULI
                                                      VICE PRESIDENT, OPERATIONS
                                                        CRS ROBOTICS CORPORATION

SPARTON CONTINUALLY MONITORS AND EVALUATES ALL CUSTOMER RETENTION
PROGRAMS. REGARDLESS OF RECENT ACCOLADES AND SUCCESSES, THE CUSTOMER SERVICE TEAM LOOKS FOR NEW AND INNOVATIVE WAYS TO ANTICIPATE CUSTOMERS NEEDS AND EXCEED THEM.

"SPARTON'S TEAM TAKES A LOT OF PRIDE IN WHAT THEY DO. THEY HAVE AS MUCH COMMITMENT TO OUR PRODUCT AS WE DO."

                                                                  RAY BITTIKOFER
                                                                 QUALITY MANAGER
                                                              HOBART CORPORATION

GROWTH BY ASSOCIATION
---------------------

         Through an aggressive alliance program, Sparton has increased its regional presence in both North America and Europe without the complexities and expense of acquisitions or new plant start-ups.

         A growing trend in the outsourcing industry is the teaming of an OEM with a local EMS provider. The close proximity provides an increased level of customer service while maintaining community support.

         Sparton provides partners with services such as product and process engineering, management and manufacturing expertise. The alliance partner benefits from this union by tapping into the resources of Sparton Corporation, its business management process system and strategic materials acquisition program.

         Alliance companies are generally smaller in size, technically sound, customer service-oriented and beyond the start-up phase.

         By teaming with regional EMS providers, Sparton has maintained business levels with current customers and experienced a dramatic increase in sales opportunities through utilization of the local network.

         Simclar International of Dunfermline, Scotland, Contract Assembly, Inc. of Lawrence, Massachusetts, Micro Dynamics Corporation of Eden Prairie, Minnesota and OCM Technology Inc. of Ottawa, Ontario, Canada are current Sparton alliance partners.

         Sparton is actively seeking other EMS providers in order to complete a global network of EMS services offered by Sparton and its partners.

ALLIANCE PARTNERING IS ONE REASON SPARTON IS POISED FOR SUCCESS BEYOND THE YEAR 2000. CHANGES IN THE MATERIAL LOGISTICS PROGRAM, SPARTON'S BUSINESS MODEL, ADVANCE DESIGN SERVICES AND CUSTOMER RETENTION PROGRAM HAVE BEEN ACHIEVED THROUGH THE USE OF INFORMATION TECHNOLOGY.

SPARTON ENTERS THE NEXT MILLENNIUM WITH THE RESOLVE TO BECOME A LEADER IN THE ELECTRONICS OUTSOURCING INDUSTRY AND BELIEVES THAT THE SKILLS, RESOURCES AND BUSINESS MODEL ARE IN PLACE TO ACHIEVE THIS OBJECTIVE.

WWW.SPARTON.COM                   16

FINANCIAL PERFORMANCE
----------------------



Financial Trends at a Glance ..........................................       18
Consolidated Balance Sheets ...........................................       18
Consolidated Statements of Operations .................................       20
Consolidated Statements of Cash Flows .................................       21
Consolidated Statements of Shareowners' Equity ........................       22
Report of Independent Auditors ........................................       22
Notes to Consolidated Financial Statements ............................       23
Selected Financial Data ...............................................       32
Management's Discussion and Analysis
   of Financial Condition and Results of Operations ...................       33
Directors, Officers and General Managers ..............................       39
Business Units ........................................................       40
Notice of Annual Meeting ..............................................       40



                                                                  [SPARTON LOGO]


CONSOLIDATED BALANCE SHEET


----------------------------------

SPARTON CORPORATION & SUBSIDIARIES JUNE 30
                                                                               1999                  1998
                                                                               ----                  ----
ASSETS
Current assets:
 Cash and cash equivalents                                                  $   3,996,205        $   4,083,273
 Investment securities (Notes 1 and 3)                                         20,122,902           23,653,129
 Income taxes recoverable                                                         622,083                   --
 Accounts receivable:
   Trade, less allowance of $175,000 ($290,000 in 1998)                        11,795,601           12,888,558
   U.S. and foreign governments                                                 5,545,775           11,728,744
 Inventories (Notes 1 and 4)                                                   40,201,131           31,743,407
 Prepaid expenses (Note 8)                                                      3,959,862            4,340,455
 Net current assets of discontinued automotive operations (Note 9)                     --            2,901,847
                                                                            -------------        -------------
     Total current assets                                                      86,243,559           91,339,413

Other assets (Note 7)                                                           9,001,240            5,464,007

Property, plant and equipment, at cost (Note 1)
 Land and land improvements                                                     1,764,657            1,811,801
 Buildings and building equipment                                              10,779,063           10,674,989
 Machinery and equipment                                                       21,123,207           21,679,537
                                                                            -------------        -------------
                                                                               33,666,927           34,166,327
 Less accumulated depreciation                                                (21,343,220)         (22,598,471)
                                                                            -------------        -------------
     Net property, plant and equipment                                         12,323,707           11,567,856
 Net noncurrent assets of discontinued automotive operations (Note 9)             598,976            2,750,059
                                                                            -------------        -------------
                                                                            $ 108,167,482        $ 111,121,335
                                                                            =============        =============



FINANCIAL TRENDS AT A GLANCE
-----------------------------

                                       1995    1996    1997    1998    1999

NET SALES (IN MILLIONS OF DOLLARS)     $94.5   102.8   142.7   145.9  131.9

                                       1995    1996    1997    1998    1999

INCOME (LOSS) PER COMMON SHARE -
  CONTINUING OPERATIONS               $(.59)  (.36)    .29     .55     .22






WWW.SPARTON.COM



SPARTON CORPORATION & SUBSIDIARIES JUNE 30
                                                                                         1999                1998
                                                                                     -------------        -------------

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
  Accounts payable (Note 4)                                                          $   8,884,332        $  11,390,801
  Salaries and wages                                                                     3,708,857            3,256,182
  Income taxes (Note 8)                                                                         --              504,451
  Accrued liabilities                                                                    4,282,097            5,069,584
  Net current liabilities of discontinued automotive operations (Note 9)                   789,298                   --
                                                                                     -------------        -------------
     Total current liabilities                                                          17,664,584           20,221,018
Deferred Income taxes (Note 8)                                                           2,981,000            2,531,500

Commitments and contingencies (Note 10)                                                         --                   --
Shareowners' equity (Notes 1 and 6)
  Preferred stock, no par value;  200,000 shares authorized, none outstanding                   --                   --
  Common stock, $1.25 par value; 8,500,000 shares authorized, 7,828,090 shares
     outstanding after deducting 106,622 shares in treasury                              9,785,113            9,785,113
  Capital in excess of par value                                                           494,427              494,427
  Accumulated other comprehensive income (loss)                                            (71,000)              15,000
  Retained earnings                                                                     77,313,358           78,074,277
                                                                                     -------------        -------------
     Total shareowners' equity                                                          87,521,898           88,368,817
                                                                                     -------------        -------------
                                                                                     $ 108,167,482        $ 111,121,335
                                                                                     =============        =============

See accompanying notes.

FINANCIAL TRENDS AT A GLANCE (CONTINUED)

EQUITY PER COMMON SHARE

           1995     1996       1997         1998     1999

          $7.12     6.60      10.90         11.29    11.18


WORKING CAPITAL (IN MILLIONS OF DOLLARS)

           1995     1996       1997         1998     1999


          $33.2     29.9       68.8         71.1     68.6



                                                                  [SPARTON LOGO]


CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------
SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                                                         1999                 1998                 1997
                                                                         ----                 ----                 ----

Net sales                                                            $ 131,900,489       $ 145,935,583       $ 142,736,800
Cost and expenses:
  Costs of goods sold                                                  112,092,367         123,401,850         123,798,483
  Selling and administrative                                            17,758,382          18,351,300          15,653,430
                                                                     -------------       -------------       -------------
                                                                       129,850,749         141,753,150         139,451,913
                                                                     -------------       -------------       -------------
                                                                         2,049,740           4,182,433           3,284,887
Other income (expense):
  Interest and investment income (Note 3)                                1,503,982           1,756,039           1,211,233
  Interest expense                                                            (416)            (26,845)           (896,010)
  Other - net                                                               23,775             602,490              12,793
                                                                     -------------       -------------       -------------
                                                                         1,527,341           2,331,684             328,016
                                                                     -------------       -------------       -------------
Income from continuing operations before income taxes                    3,577,081           6,514,117           3,612,903
Provision for income taxes (Note 8)                                      1,818,000           2,181,000           1,371,000
                                                                     -------------       -------------       -------------
Income from continuing operations                                        1,759,081           4,333,117           2,241,903
Discontinued operations (Note 9):
  Loss from discontinued automotive operations, net of
     income tax credit of ($72,000) in 1997                                   --                  --              (128,720)
  Gain (loss) on disposal of discontinued automotive opera-
     tions, net of applicable income tax credits of $1,480,000
     and $680,000 in 1999 and 1998, respectively, and a tax
     provision of $18,122,000 in 1997                                   (2,520,000)         (1,320,000)         31,587,357
                                                                     -------------       -------------       -------------
       Net income (loss)                                             $    (760,919)      $   3,013,117       $  33,700,540
                                                                     =============       =============       =============

Basic and diluted earnings per share:
  Continuing operations                                              $        0.22       $        0.55       $        0.29
  Discontinued operations                                                    (0.32)              (0.17)               4.02
                                                                     -------------       -------------       -------------
       Net income (loss)                                             $       (0.10)      $        0.38       $        4.31
                                                                     =============       =============       =============
See accompanying notes

FINANCIAL TRENDS AT A GLANCE (CONTINUED)

GOVERNMENTAL SALES (IN MILLIONS OF DOLLARS)


      1995     1996    1997       1998    1999


     $38.3     39.1    55.9       60.8    47.1





COMMERCIAL SALES (IN MILLIONS OF DOLLARS)

           1995     1996     1997     1998     1999


           $56.2    63.7     86.8     85.1     84.8


www.sparton.com





CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30


                                                                                        1999              1998             1997
                                                                                   ------------      ------------      ------------

OPERATING ACTIVITIES:
  Income from continuing operations                                                $  1,759,081      $  4,333,117      $  2,241,903
  Add (deduct) non-cash items affecting continuing operations:
    Depreciation                                                                      2,101,262         1,868,208         1,494,511
    Deferred income taxes                                                               513,000         1,102,000          (467,000)
    Pension                                                                            (665,564)         (489,257)          (88,952)
    (Gain) loss on sale of property, plant and equipment                                 51,739          (560,126)             --
    Other                                                                               (85,998)           47,000            75,615
   Add (deduct) changes in operating assets and liabilities:
    Accounts receivable                                                               7,275,926           183,602        (6,345,782)
    Inventories and prepaid expenses                                                 (8,140,631)       (3,171,981)        4,080,847
    Income taxes recoverable                                                           (622,083)             --           2,300,000
    Deferred compensation                                                                  --                --          (2,288,518)
    Accounts payable, salaries and wages, accrued liabilities
      and income taxes                                                               (3,345,734)       (2,298,458)        4,468,207
                                                                                   ------------      ------------      ------------
  Net cash provided (used) by continuing operations                                  (1,159,002)        1,014,105         5,470,831
  Income taxes on discontinued operations                                             1,480,000           680,000       (18,122,000)
  Cash flow provided (used) by discontinued operations                                  788,110        (2,497,758)         (605,725)

                                                                                   ------------      ------------      ------------
    NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                                  1,109,108          (803,653)      (13,256,894)

INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                                         (2,908,852)       (4,078,602)       (2,132,478)
  Proceeds from sale of assets of discontinued operations                             1,216,890         2,283,164        78,829,062
  Proceeds from (purchases of) investment securities - net                            3,530,227        (1,726,280)      (21,926,849)
  Other, principally noncurrent other assets                                         (2,871,669)          143,774          (424,014)
  Proceeds from sale of property, plant and equipment                                      --             575,190              --
  Discontinued operations, principally purchases of property,
     plant and equipment                                                                (39,772)         (236,447)          (74,388)
                                                                                   ------------      ------------      ------------
    NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                 (1,073,176)       (3,039,201)       54,271,333

FINANCING ACTIVITIES:
  Common stock transactions, principally from exercise of stock options                    --              66,250            44,031
  Decrease in notes payable                                                                --                --         (33,594,225)
  Principal payments on long-term borrowings, discontinued operations                  (123,000)         (161,743)         (160,988)
                                                                                   ------------      ------------      ------------
    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                   (123,000)          (95,493)      (33,711,182)
                                                                                   ------------      ------------      ------------

INCREASE (DECREASE) IN CASH                                                             (87,068)       (3,938,347)        7,303,257
  Cash at beginning of year                                                           4,083,273         8,021,620           718,363
                                                                                   ------------      ------------      ------------
CASH AT END OF YEAR                                                                $  3,996,205      $  4,083,273      $  8,021,620
                                                                                   ============      ============      ============

Supplemental disclosures of cash paid during the year:
  Interest expense                                                                 $      1,000      $      6,000      $  1,354,000
                                                                                   ============      ============      ============
  Income taxes                                                                     $    350,000      $  2,364,000      $ 15,938,000
                                                                                   ============      ============      ============

See accompanying notes.


                                                                  [SPARTON LOGO]


CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
----------------------------------------------
SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                                   Common stock,                         Accumulated
                                                  $1.25 par value          Capital in       other
                                           ----------------------------     excess of   comprehensive     Retained
                                              Shares           Amount       par value   income (loss)     earnings         Total
                                           ------------    ------------    -----------   -----------    ------------   ------------


Balance June 30, 1996                         7,811,370    $  9,764,213    $   403,067   $      --      $ 41,362,599   $ 51,529,879
  Exercise of stock options                       6,720           8,400         37,610                        (1,979)        44,031
  Net income                                                                                              33,700,540     33,700,540
  Other comprehensive income:
    Net unrealized losses in marketable
       securities (Note 3)                                                                   (32,000)                       (32,000)
                                                                                                                       ------------
         Comprehensive net income                                                                                        33,668,540
                                           ------------    ------------    -----------   -----------    ------------   ------------
Balance June 30, 1997                         7,818,090       9,772,613        440,677       (32,000)     75,061,160     85,242,450
  Exercise of stock options                      10,000          12,500         53,750                         --            66,250
  Net income                                                                                               3,013,117      3,013,117
  Other comprehensive income:
    Net unrealized gains in marketable
       securities (Note 3)                                                                    47,000                         47,000
                                                                                                                       ------------
         Comprehensive net income                                                                                         3,060,117
                                           ------------    ------------    -----------   -----------    ------------   ------------
Balance June 30, 1998                         7,828,090       9,785,113        494,427        15,000      78,074,277     88,368,817
  Net loss                                                                                                  (760,919)      (760,919)
  Other comprehensive income:
    Net unrealized losses in marketable
       securities (Note 3)                                                                   (86,000)                       (86,000)
                                                                                                                       ------------
        Comprehensive net loss                                                                                             (846,919)
                                           ------------    ------------    -----------   -----------    ------------   ------------
BALANCE JUNE 30, 1999                         7,828,090    $  9,785,113    $   494,427   $   (71,000)   $ 77,313,358   $ 87,521,898
                                           ============    ============    ===========   ===========    ============   ============
See accompanying notes.




REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREOWNERS
SPARTON CORPORATION

We have audited the accompanying consolidated balance sheets of Sparton Corporation and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sparton Corporation and subsidiaries at June 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                                           /s/ ERNST & YOUNG LLP
Toledo, Ohio
August 27, 1999

WWW.SPARTON.COM

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

1.  STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Sparton Corporation and all subsidiaries. All significant intercompany transactions and accounts have been eliminated.

OPERATIONS - The Company's continuing operations are in one line of business, electronic manufacturing services (EMS). The Company's products and services include microprocessor-based systems, transducers, printed circuit boards and assemblies, sensors and electromechanical devices for the telecommunications, medical, electronics and other industries. The Company also develops and manufactures sonobuoys, air deployed anti-submarine warfare (ASW) devices, used by the U.S. Navy and other free world countries.

USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities and the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONTRACT ACCOUNTING - Long-term contracts relate principally to government defense contracts. These contracts are accounted for based on completed units and their estimated average contract cost per unit. Development contracts are accounted for based on percentage of completion. Costs and fees billed under cost-reimbursement-type contracts are recorded as sales. A provision for the entire amount of a loss on a contract is charged to operations as soon as the loss is determinable.

CREDIT PRACTICES - The Company manufactures and sells products principally in the commercial and governmental electronics manufacturing industries. Credit terms are granted and periodically revised based on evaluations of the customers' financial condition with collateral generally not required. Receivables from foreign customers are generally secured by letters of credit or cash advances.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of demand deposits and other highly liquid investments with an original maturity date of less than three months.

INVESTMENT SECURITIES - Investments in debt securities that are not cash equivalents and marketable equity securities have been designated as available for sale. Those securities are reported at fair value, with net unrealized gains and losses included in equity, net of applicable taxes. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses on investments are determined using the specific identification method.

The Company also has purchased an investment in Cybernet Systems, a privately held company. This investment is carried at cost, as there is no established market price for shares held, and is included in other assets.

MARKET RISK EXPOSURE - The Company manufactures its products in the United States and Canada. Sales of the Company's products are to the U.S. and Canada, as well as other foreign markets. The Company is potentially subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company operates. However, minimal receivables and payables are denominated in foreign currency. The Company does not consider the market risk exposure relating to currency exchange to be material.

The Company has financial instruments that are subject to interest rate risk, principally short-term investments. Historically, the Company has not experienced material gains or losses due to such interest rate changes. Based on the current holdings of short-term investments, the interest rate risk is not considered to be material.

INVENTORIES - Inventories are valued at the lower of cost (first-in, first-out basis) or market and include costs related to long-term contracts as disclosed in Note 4. Inventories, other than contract costs, are principally raw materials and supplies. The nature of the Company's business is such that normally only insignificant amounts of finished goods and non-contract-related work-in-process are maintained.

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

DEPRECIATION - Depreciation is provided over estimated useful lives on accelerated methods, except for certain buildings, machinery and equipment with aggregate costs at June 30, 1999 of approximately $9,447,000 which are being depreciated on the straight-line method. Estimated useful lives generally range from 5 to 50 years for buildings and improvements, 3 to 16 years for machinery and equipment and 3 to 5 years for test equipment.

RESEARCH AND DEVELOPMENT EXPENDITURES - Expenditures for research and development not funded by customers amounted to approximately $2,079,000 in 1999, $1,049,000 in 1998 and $987,000 in 1997.

                                                                  [SPARTON LOGO]

EARNINGS PER SHARE - Basic earnings per share were computed using the weighted-average number of shares outstanding of 7,828,090 in 1999, 7,826,840 in 1998 and 7,816,417 in 1997. Differences in the weighted-average number of shares outstanding for purposes of computing diluted earnings per share were due to the inclusion of the dilutive effect of employee incentive stock options previously granted of 164,072 in 1998 and 38,237 in 1997. These differences in the weighted-average number of shares outstanding for the calculation of basic and diluted earnings per share were not material in any of the reporting periods within fiscal years 1998 and 1997, and resulted in no differences between basic and diluted earnings per share. Options to purchase 139,000 shares of common stock at $8.375 per share and 32,000 shares at $6.625 per share in 1999 and 196,500 shares at $8.375 per share in 1997, were outstanding but were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

2.  COMPREHENSIVE INCOME

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires disclosure of total non-stockholder changes in equity in interim periods and additional disclosures of the components of nonstockholder changes in equity on an annual basis. Total nonstockholder changes in equity includes all changes in equity during a period except those resulting from investments by and distributions to stockholders.

Total comprehensive income for the years ended June 30 are as follows:

                                          1999           1998          1997
                                    ------------    ------------   ------------

Net income (loss)                   $   (761,000)   $  3,013,000   $ 33,701,000
Other Comprehensive Income:
  Unrealized gains (losses) on
    investment securities                (86,000)         47,000        (32,000)
                                    ------------    ------------   ------------
Comprehensive income (loss)         $   (847,000)   $  3,060,000   $ 33,669,000
                                    ============    ============   ============

3.  INVESTMENT SECURITIES

Details of the investment securities portfolio as of June 30, 1999 and 1998 are as follows:

                                                    GROSS
                                                 UNREALIZED
                                  AMORTIZED         GAINS         ESTIMATED
JUNE 30,1999:                        COST         (LOSSES)        FAIR VALUE
------------                    ------------    ------------    ------------
Debt securities:
  Corporate - primarily U.S.    $ 11,698,438    $    (83,290)   $ 11,615,148
  U.S. government and
    federal agency                 2,895,342         (15,416)      2,879,926
  State and municipal              3,166,354         ( 2,017)      3,164,337
Equity securities - primarily
   preferred stock                 2,475,580         (12,089)      2,463,491
                                ------------    ------------    ------------

                                $ 20,235,714    $   (112,812)   $ 20,122,902
                                ============    ============    ============




                                                    Gross
                                                 Unrealized
                                  Amortized         Gains        Estimated
June 30,1998:                       Cost          (Losses)       Fair Value
-------------                   ------------    ------------    ------------
Debt securities:
 Corporate - primarily U.S.     $  8,598,524    $    (27,045)   $  8,571,479
 U.S. government and
    federal agency                 8,762,115          12,187       8,774,302
 State and municipal               3,806,674          (5,352)      3,801,322
Equity securities - primarily
   preferred stock                 2,461,816          44,210       2,506,026
                                ------------    ------------    ------------
                                $ 23,629,129    $     24,000    $ 23,653,129
                                ============    ============    ============

A large majority of the investment portfolio has an original maturity date of less than two years and a daily market exists for all of the investment securities. The Company believes that the impact of fluctuations in interest rates on its investment portfolio should not have a material impact on financial position or results of operations. It is the Company's intention to use these investment securities to provide working capital, fund the expansion of its business and for other general purposes.

For the years ended June 30, 1999 and 1998, the Company had gross purchases of investment securities totaling $26,347,000 and $12,585,000, respectively, and gross sales of investment securities totaling $29,877,000 and $10,859,000, respectively.

In June 1999, the Company purchased an investment in Cybernet Systems for $3,000,000. The investment is carried at cost and included in other assets on the balance sheet.

4.  LONG-TERM CONTRACTS

Inventories include costs related to long-term contracts of approximately $19,239,000 and $8,930,000 at June 30, 1999 and 1998, respectively, reduced by progress billings to the United States government of approximately $1,026,000 and $2,646,000, respectively.

Accounts payable includes billings in excess of costs of $149,000 and $716,000 at June 30, 1999 and 1998, respectively.

5.  LEASE INFORMATION

The Company leases certain machinery, data processing equipment, vehicles and other equipment. Such leases, some of which are noncancelable and in many cases include renewal options, expire at various dates. The Company is responsible for most maintenance, insurance and taxes relating to these leased assets. Rent expense under agreements accounted for as operating leases was $1,920,000 in 1999, $1,036,000 in 1998 and $947,000 in 1997. At June 30, 1999, future minimum lease payments for all noncancelable operating leases totaled $5,956,000 and was payable as follows: 2000-$1,838,000, 2001-$1,438,000, 2002-$1,206,000,
2003-$1,138,000, 2004-$336,000.



WWW.SPARTON.COM

6.  STOCK OPTIONS

The Company has an incentive stock option plan under which 400,000 common shares were reserved for option grants to key employees at the fair market value of the stock at the date of the grant. Under the plan, the options generally become exercisable cumulatively, beginning one year after the date granted, in equal annual installments, and generally terminate five years after the date of grant. Individual grants may have a stock appreciation rights feature whereby optionees can surrender up to one-half of their unexercised options to the extent then exercisable in exchange for cash or common shares equal to the difference between the then-current market value and the option prices for shares issuable upon surrender of such options.

Information on options is as follows:


                                            Shares
                                         Under Option    Price Range
                                         ------------  ---------------

Outstanding at June 30,1996                  49,000             $6.625
  Granted                                   196,500              8.375
  Exercised                                  (7,000)             6.625
  Cancelled                                    --                 --

                                            -------   ----------------
Outstanding at June 30, 1997                238,500     6.625 to 8.375
  Granted                                      --                 --
  Exercised                                 (10,000)             6.625
  Cancelled                                 (15,000)             8.375

                                            -------   ----------------
Outstanding at June 30, 1998                213,500     6.625 to 8.375
  Granted                                      --                 --
  Exercised                                    --                 --
  Cancelled                                 (42,500)             8.375
                                            -------   ----------------
OUTSTANDING AT JUNE 30, 1999                171,000   $6.625 to $8.375
                                            =======   ================


At June 30, 1999, the per share weighted-average exercise price of options outstanding was $8.05. The weighted-average remaining contractual life of those options is approximately 2.0 years. At June 30, 1999, there were 101,500 options exercisable at the per share weighted-average exercise price of $7.82. The weighted-average fair value under SFAS 123 of the options granted in December 1996 was $2.90. Remaining shares available for grant under the plan were 202,500 at June 30, 1999 and 160,000 at July 1, 1998.

Had the compensation cost for the stock options granted in December 1996 been determined based on the fair value at the grant date consistent with the fair value method of SFAS 123, the Company's net earnings would have been reduced by $69,000 ($.01 per share) in both 1999 and 1998, and $40,000 ($.01 per share) in
1997. The impact on net earnings may not be representative of the effect on future years' net earnings amounts as the compensation cost of each year's grant is recognized over the four-year vesting period.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions for the options granted in December 1996: risk-free interest rate of 5.92%, dividend yield of 0.0%, expected volatility of 32.7% and an expected option life of four years.


7.  EMPLOYEE BENEFIT PLANS

As of June 30, 1999, the Company has adopted Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132), which is effective for financial statements for fiscal years beginning after December 15, 1997. SFAS No. 132 establishes revised standards for disclosures about pensions and other postretirement benefits.

The Company has a contributory pension plan for the benefit of certain salaried and hourly employees. Basic plan benefits are based upon the participants' years of service. Additional benefits are available to contributory participants based upon their years of contributory service and compensation. The Company's policy is to fund the plan based upon legal requirements and tax regulations.

The following weighted-average assumptions were used as of June 30:

                                     1999           1998
                                     ----           ----
Discount rate                         7.0%           7.0%
Expected return on plan assets        7.5            8.0
Rate of compensation increase         5.0            5.0

Net periodic pension income of $666,000, $489,000 and $89,000 was recognized in 1999, 1998 and 1997, respectively.

The components of net periodic pension income for each of the years were as follows:

                                          1999           1998           1997
                                      -----------    -----------    -----------

Service cost                          $   355,000    $   314,000    $   432,000
Interest cost                             626,000        629,000        720,000
Expected return on plan
   assets                              (1,282,000)    (1,099,000)      (958,000)
Amortization of prior service
   cost                                    (6,000)        (6,000)        (6,000)
Amortization of transition
   assets                                (296,000)      (296,000)      (296,000)
Recognized net actuarial
   (gain) losses                          (63,000)       (31,000)        19,000
                                      -----------    -----------    -----------

Net periodic pension income           $  (666,000)   $  (489,000)   $   (89,000)
                                      ===========    ===========    ===========

The following tables summarize the changes in benefit obligations, plan assets and funding status of the plan at March 31:

                                                       1999             1998
                                                  ------------     ------------

CHANGE IN BENEFIT OBLIGATIONS:

Benefit obligation at beginning of period         $  9,335,000     $  9,533,000
Service cost                                           878,000          848,000
Interest cost                                          626,000          629,000
Actuarial losses (gains)                               361,000          (80,000)
Benefits paid                                         (711,000)      (1,595,000)
                                                  ------------     ------------

Benefit obligation at end of period               $ 10,489,000     $  9,335,000
                                                  ============     ============


                                                                  [SPARTON LOGO]



                                                     1999               1998
                                                 ------------      ------------
CHANGE IN PLAN ASSETS:

Fair value of plan assets at
   beginning of period                           $ 17,559,000      $ 15,126,000
Actual return on plan assets                        2,145,000         3,551,000
Plan participants' contributions                      482,000           477,000
Benefits paid                                        (711,000)       (1,595,000)
Fair value of plan assets at end of
   period, consisting principally of
   common stock (including 319,100
   shares of the Company's common
   stock), corporate bonds and U.S.
   government obligations                        ------------      ------------
                                                 $ 19,475,000      $ 17,559,000
                                                 ============      ============

Plan assets in excess of projected
   benefit obligations                           $  8,986,000      $  8,224,000
Unrecognized net actuarial gains                   (3,224,000)       (2,825,000)
Unrecognized transition asset                        (889,000)       (1,186,000)
Unamortized prior service cost                        (41,000)          (47,000)
                                                 ------------      ------------
Prepaid benefit cost included in other
   assets                                        $  4,832,000      $  4,166,000
                                                 ============      ============

8.  INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at June 30, 1999 and 1998 are as follows:

                                                       1999             1998
                                                   -----------      -----------
Deferred tax assets:
  Canadian tax loss carryovers                     $ 2,613,000      $ 2,003,000
  Inventories                                        1,285,000        1,795,000
  Accrual for environmental
     contingencies                                     513,000          658,000
  Employment and compensation                          468,000          467,000
  Accrued liabilities on long-term
     loss contracts                                    439,000           18,000
  Liabilities of discontinued operations               336,000        1,023,000
  Other                                                149,000           97,000
                                                   -----------      -----------
     Total deferred tax assets                       5,803,000        6,061,000
  Less valuation reserve for
     Canadian tax carryovers                        (2,613,000)      (2,003,000)
                                                   -----------      -----------
                                                     3,190,000        4,058,000

Deferred tax liabilities:
   Prepaid pension costs                             1,739,000        1,500,000
   Property, plant and equipment                     1,242,000        1,160,000
                                                   -----------      -----------
    Total deferred tax liabilities                   2,981,000        2,660,000
                                                   -----------      -----------
Net deferred tax assets                            $   209,000      $ 1,398,000
                                                   ===========      ===========


Deferred taxes are included in the balance sheet at June 30, 1999 and 1998 as follows:

                                                       1999             1998
                                                       ----             ----
Prepaid expenses                                   $ 3,190,000      $ 3,930,000
Deferred tax liabilities                             2,981,000        2,532,000
                                                   -----------      -----------
                                                   $   209,000      $ 1,398,000
                                                   ===========      ===========

Income (loss) before income taxes consists of the following:

                                      1999             1998              1997
                                 ------------     ------------     ------------
Continuing operations:
  United States                  $  5,489,104     $  6,141,769     $  4,385,967
  Canada                           (1,912,023)         372,348         (773,064)
                                 ------------     ------------     ------------
                                    3,577,081        6,514,117        3,612,903
Discontinued operations            (4,000,000)      (2,000,000)      49,508,637
                                 ------------     ------------     ------------
                                 $   (422,919)    $  4,514,117     $ 53,121,540
                                 ============     ============     ============

The provision for income taxes for continuing operations consists of:

                                          1999           1998            1997
                                      ----------      ----------      ----------
Current:
  United States                       $1,246,000      $  969,000      $1,095,000
  States and local                        59,000         110,000            --
                                      ----------      ----------      ----------
                                       1,305,000       1,079,000       1,095,000
Deferred - United States                 513,000       1,102,000         276,000
                                      ----------      ----------      ----------
                                      $1,818,000      $2,181,000      $1,371,000
                                      ==========      ==========      ==========

The consolidated effective tax rate for continuing operations differs from the statutory U.S. federal tax rate for the following reasons and by the following percentages:

                                                 1999     1998     1997
                                                ------   ------   ------
Statutory U.S. federal
     tax rate                                    34.0%    34.0%    35.0%

Significant increases (reductions) resulting from:

  Canadian tax loss
     carryovers and other                         18.2     (0.2)    10.0
  Tax benefits of foreign
     sales corporation                            (6.2)    (4.2)    (9.0)
  State and local income
     taxes                                         1.1      2.0      --
  Other                                            3.7      1.9      1.9
                                                ------   ------   ------
Effective tax rate                                50.8%    33.5%    37.9%
                                                ======   ======   ======




WWW.SPARTON.COM

For Canadian income tax purposes, approximately $6,176,000 of noncapital losses and scientific research and experimental development expenditures is available at June 30, 1999 for carryover against income in future tax years. These carryovers begin to expire in the year 2000. In addition, unused investment tax credits of approximately $323,000 at June 30, 1999 are available for carryover against tax liabilities in future tax years. These carryover credits will begin to expire in the year 2004. For financial reporting purposes, a valuation reserve of $2,613,000 has been established for the full amount of the Canadian carryovers.

9. DISCONTINUED OPERATIONS

In August 1996, the Company formalized its decision to offer for sale its automotive operations. Accordingly, related operating results have been reported as discontinued operations. In December 1996, the Company sold substantially all of the net assets and operations of the Sparton Engineered Products, Inc.-KPI Group (KPI) which comprised approximately 80% of the automotive operations of the Company. This sale did not include the net assets and operations of the remaining automotive unit, Sparton Engineered Products, Inc.-Flora Group (Flora). The Company pursued the sale of the Flora operations since the August 1996 decision was made. During this protracted period, a number of events occurred that negatively impacted the potential value of the Flora Group including continued unplanned operating losses, loss of personnel, tornado damage to the plant on April 15, 1998 and loss of a major customer. In April 1998, the Company abandoned attempts to finalize a sale agreement with a party with whom negotiations had been ongoing for some 16 months. At June 30, 1998, based upon then-available information, the Company adjusted its recorded reserve for discontinued operations by an additional charge for losses anticipated in the disposal of these businesses.

At its meeting on August 28, 1998, the Board of Directors approved the closing of the Flora operation and an orderly liquidation of its assets. In December 1998, all production ceased. An auction of inventory and equipment was held in January 1999. It had been expected that both inventory and equipment would be sold in groupings by product lines and that 75% or more of the book value of inventory and equipment would be recovered. However, anticipated sales of various product lines did not materialize. At auction individual items were sold essentially for scrap value. As a result, a pre-tax charge to discontinued operations of $4,000,000 ($2,520,000 after tax) was recorded in the third quarter of fiscal 1999. An auction in February 1999 did not generate sufficient interest and the real estate is held for sale. At June 30, 1999, approximately $959,000 is accrued for the costs associated with the sale of the remaining assets and other open issues associated with the discontinued automotive operations as shown below.

For purposes of balance sheet presentation, the current and noncurrent assets and liabilities of discontinued operations have been netted. The presentation at June 30, 1998 has been reclassified to conform to that of June 30, 1999 amounts.

Operating results of discontinued automotive operations are as follows and are classified as such through August 1996, the date the Company formalized its plan to offer for sale its automotive operations.




                                             1997
                                         ------------

Revenues                                 $ 30,461,930
                                         ============

Loss before income taxes                 $   (200,720)
Income tax credits                             72,000
                                         ------------
  Net loss                               $   (128,720)
                                         ============

Assets and liabilities of discontinued automotive operations are as follows at June 30, 1999 and 1998:

                                           1999               1998
                                       -----------          -----------

Current assets                         $   169,553          $ 7,036,482
Current liabilities                       (958,851)          (4,134,635)
                                       -----------          -----------
  Net                                  $  (789,298)         $ 2,901,847
                                       ===========          ===========

Noncurrent assets                      $   598,976          $ 2,808,360
Noncurrent liabilities                        --                (58,301)
                                       -----------          -----------
  Net                                  $   598,976          $ 2,750,059
                                       ===========          ===========

 10.  COMMITMENTS AND CONTINGENCIES

 Various litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are nonroutine. The Company and its subsidiaries are also involved in certain compliance issues with the United States Environmental Protection Agency (EPA) and various state agencies, including being named as a potentially responsible party at several sites. Potentially responsible parties (PRPs) can be held jointly and severally liable for the cleanup costs at any specific site. The Company's past experience, however, has indicated that when it has contributed only relatively small amounts of materials or waste to a specific site relative to other PRPs, its ultimate share of any cleanup costs has been minor. Based upon available information, the Company believes it has contributed only small amounts to those sites in which it is currently viewed as a potentially responsible party. Environmental compliance issues involving the discontinued automotive operations are not material.

 One of Sparton's facilities, located in New Mexico, has been the subject of ongoing investigations conducted with the Environmental Protection Agency (EPA) under the Resource Conservation and Recovery Act (RCRA). This EPA compliance issue is related to continuing operations, but involves a largely idled facility. The investigation began in the early 1980s and involved a review of on-site and off-site environmental impacts. In 1988, an administrative order on consent (AOC) was executed with the EPA related to further investigation and proposing a means of dealing with quantified impacts.

 The remedial investigation called for in the AOC has been completed and approved. In May 1996, Sparton submitted to the EPA a final corrective measure study, based on the re-


                                                                  [SPARTON LOGO]
sults of its investigations, as required in the AOC. In June 1996, the EPA issued its final decision selecting a corrective action at the site, different from what Sparton had proposed. The EPA estimated that the present value cost of its remedies would range from between $15,000,000 and $26,400,000 based on a thirty-(30) year time frame. In Sparton's judgment, the remedies proposed by the EPA are either unnecessary or technically impracticable. Sparton vigorously challenged the EPA's remedy selection and filed suit in Federal District Court in Dallas asserting that the EPA's decision on remedy selection violated the AOC.

In September 1996, the EPA issued an initial administrative order under RCRA ordering Sparton to undertake additional testing to justify the implementation of the remedy selected by the agency in June 1996, and then to implement that remedy. Sparton vigorously contested that order administratively, but on February 10, 1998, the EPA issued a Final Administrative Order that in all material respects followed the initial administrative order issued in September 1996. Sparton has refused to implement those portions of that order that it believes are unjustified.

In February 1997, three lawsuits were filed against Sparton in Federal District Court in Albuquerque, one by the United States on behalf of the EPA, the second by the State of New Mexico and the third by the City of Albuquerque and the County of Bernalillo. All three actions allege that the impacts to soil and groundwater associated with Sparton's Coors Road facility present an imminent and substantial threat to human health or the environment. Through these lawsuits, the plaintiffs seek to compel Sparton to undertake additional testing and to implement the same remedy selected by the EPA in June 1996, now incorporated in the Final Administrative Order, and referred to in the preceding paragraph. In March 1997, the plaintiffs in these three lawsuits filed a motion for preliminary injunction and in July 1997, the action in Dallas was transferred to Federal District Court in Albuquerque and consolidated with the three lawsuits filed in February 1997.

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

In March 1998, a hearing was held on the plaintiffs' request for a preliminary injunction. After two days of testimony, the federal district judge indicated he had tentatively concluded he might issue a preliminary injunction. The parties subsequently entered into settlement discussions that culminated in an agreed workplan for the installation of certain off-site monitoring, observation and containment wells, in exchange for plaintiffs' withdrawing their request for a preliminary injunction. An order withdrawing that request and approving this off-site workplan was signed on July 7, 1998.

At the current time, all litigation has been stayed to allow the parties to continue settlement discussions. The most recent stay expired on August 9, 1999, but the parties have agreed to extend it to at least September 9, 1999. It is anticipated that implementation of the three workplans discussed below will relieve the Company of its obligations under the February 10, 1998 Final Administrative Order. As a result of these developments, the Company has updated its cost estimates. It is believed the initial cost of the corrective measures called for in these plans will not be materially different from the cost estimates the Company has previously accrued. There is no assurance that additional corrective measures, involving increased expenditures, may not be required.

The proposed workplans provide for the installation of an off-site containment well (already completed and operating), an on-site containment well and an enhancement to an on-site soil vapor extraction system. The purpose of the containment wells is to restrict further migration of impacted groundwater. The soil vapor extraction system removes solvents in the on-site soil above the groundwater. The installation and operation of the two containment wells and the enhanced soil vapor extraction system are dependent upon various permits, licenses and approvals from regulatory agencies and third parties. It is anticipated that these remediation activities will operate for a period of time during which the Company and the regulatory agencies will analyze their effectiveness. The Company believes that it will take at least three to five years before the effectiveness of the groundwater extraction wells can be established. Until then, in the Company's judgment, no definitive conclusion can be reached on whether additional remediation activities may be required.

At June 30, 1999, Sparton has accrued $1,426,000 as its estimate of the future undiscounted minimum obligation with respect to this matter. This reflects the minimum range of the amount Sparton expects to incur over the next four years. The period of accrual was reduced from five to four years to reflect what is now believed will be the initial period for testing the effectiveness of the remediation plan as discussed and described above. Details of the activity beyond this period will be dependent upon the effectiveness of the workplans being currently negotiated and not yet implemented. This amount includes equipment and operating and maintenance costs. In many cases, new technologies become available over time, which result in modified costs for environmental remediation. The Company's estimate of cost is based on the existing methodology and excludes legal and related consulting costs. The estimate includes the minimum range of activity expected to occur in the next four years including on-site and off-site pump and treat containment systems, a soil vapor extraction program and continued on-site/off-site monitoring. Beyond four years, while additional expenditures are probable, Sparton does not believe such expenditures are reasonably estimable based on available information. Factors causing the uncertainty include, but are not limited to, effectiveness of the currently proposed programs to achieve targeted results and decisions made by regulating agencies regarding future proposals and reports of Sparton. Sparton routinely refines and revises the estimate of its environmental efforts as additional information becomes available.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible estimates. Estimates developed in the



WWW.SPARTON.COM
early stages of remediation can vary significantly. Normally, a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability. Amounts charged to operations, principally legal and consulting, for fiscal years 1999 and 1998 were $1,756,000 and $1,821,000, respectively. It is reasonably possible that Sparton's recorded estimate of this liability may change. If a remedy is imposed on Sparton, other than as described in the proposed workplans, the ultimate cleanup costs could increase significantly. There is no assurance that additional costs greater than the amount accrued will not be incurred or that changes in environmental laws or their interpretation will not require that additional amounts be spent.

On June 17, 1998, Sparton Corporation and Sparton Technology, Inc. filed a complaint in the Circuit Court of Cook County, Illinois, against Lumbermens Mutual Casualty Company and American Manufacturers Mutual Insurance Company demanding reimbursement of expenses incurred in connection with its remediation efforts at the Coors Road facility based on various primary and excess comprehensive general liability policies in effect between 1959 and 1975.

On February 11, 1998, Sparton Technology, Inc. commenced litigation in the United States Court of Federal Claims alleging that the Department of Energy
(DOE), acting through its contractors, Sandia Corporation and Allied Signal, Inc., is liable for reimbursement of Sparton's costs incurred in defending against and complying with Federal and state regulatory requirements. The DOE prescribed certain mandatory performance requirements that were then imposed upon Sparton through its agreements with Sandia Corporation and Allied Signal, Inc. On February 9, 1999 the Court of Federal Claims dismissed Sparton's complaint based on its determination that an agency relationship did not exist between Sandia Corporation and Allied Signal, Inc. and the United States for purposes of reimbursing costs incurred during litigation. Sparton believes that the court erred in its decision and filed its notice of appeal on April 9, 1999. Briefing has begun but is not yet complete.

Sparton Technology, Inc. filed a complaint on September 21, 1998, against Allied Signal, Inc. in U.S. District Court in Kansas City seeking to recover costs incurred to investigate and remediate impacts to the environment at its Coors Road facility. In July 1999, the court allowed the Company to amend its complaint to add Sandia Corporation and the DOE as defendants. Limited discovery has been completed. This case is currently scheduled for trial in the spring of 2000.

At this time, the Company is unable to predict the amount of recovery, if any, that may result from the pursuit of these before-mentioned three claims.


                                                                  [SPARTON LOGO]

11.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited information shows selected items by quarter for the years ended June 30, 1999 and 1998, respectively.

                                                             First            Second              Third           Fourth
                                                             Quarter          Quarter            Quarter          Quarter
                                                          ------------      ------------      ------------     ------------

Net sales:
  1999                                                    $ 32,449,428     $ 38,974,458      $ 26,981,204      $ 33,495,399
  1998                                                      32,366,103       34,865,638        41,901,535        36,802,307

Gross profit:
  1999                                                       3,867,913        5,625,243         2,601,489         7,713,477
  1998                                                       3,260,379        5,154,872         5,842,726         8,275,756

Income (loss):
  1999:
  Continuing operations                                   $    109,489     $  1,210,912      $   (632,359)     $  1,071,039
  Discontinued operations                                         --               --          (2,520,000)             --
                                                          ------------     ------------      ------------      ------------
                                                          $    109,489     $  1,210,912      $ (3,152,359)     $  1,071,039
                                                          ============     ============      ============      ============
  1998:
  Continuing operations                                   $    322,654     $    872,188      $  1,203,465      $  1,934,810
  Discontinued operations                                         --               --                --          (1,320,000)
                                                          ------------     ------------      ------------      ------------
                                                          $    322,654     $    872,188      $  1,203,465      $    614,810
                                                          ============     ============      ============      ============
Income (loss) basic and diluted earnings per share:
  1999:
  Continuing operations                                   $       0.01     $       0.15      $      (0.08)     $       0.14
  Discontinued operations                                         --               --               (0.32)             --
                                                          ------------     ------------      ------------      ------------
                                                          $       0.01     $       0.15      $      (0.40)     $       0.14
                                                          ============     ============      ============      ============
  1998:
  Continuing operations                                   $       0.04     $       0.11      $       0.15      $       0.25
  Discontinued operations                                         --               --                --               (0.17)
                                                          ------------     ------------      ------------      ------------
                                                          $       0.04     $       0.11      $       0.15      $       0.08
                                                          ============     ============      ============      ============

In the fourth quarter of 1999, gross margins were increased by $730,000 due to the net impact of reversals of certain inventory reserves established throughout the preceding three fiscal quarters and revisions in estimated completion costs on government defense contracts. In the fourth quarter of 1998, gross margins were increased by $450,000 due to revisions in estimated completion costs on a government defense contract.

The results for the fourth quarter of 1999 were further reduced by $151,000, after adjusting the Company's full-year effective tax rate to 50.8%. The increased effective tax rate is due to the higher-than-expected losses reported at Sparton of Canada. No tax benefits were recognized due to the current uncertainty that the Canadian operations will generate sufficient taxable income to utilize the existing tax loss carryovers.

The Company also recorded a net loss on disposal of discontinued operations of $4,000,000 ($2,520,000 after tax) in the third quarter of 1999 and $2,000,000
($1,320,000 after tax) in the fourth quarter of 1998 as more fully described in
Note 9.

Finally, gross margin decreased $570,000 in the third quarter of 1999 and $807,000 in the fourth quarter of 1998 due to the Company's adjusting its accrual for EPA-related costs as described in Note 10.


WWW.SPARTON.COM

12.  BUSINESS SEGMENT
     AND CONCENTRATION OF SALES

In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. The Company operates in one business segment, commercial and government electronic manufacturing services.

Total direct sales on prime contracts to United States government agencies were $25,754,000 in 1999, $25,326,000 in 1998 and $28,123,000 in 1997. In 1999, one
commercial customer accounted for 11% of consolidated sales from continuing operations. There were no other customers in 1998 or 1997 that accounted for 10% or more of consolidated sales. Foreign export sales by U.S. continuing operations to unaffiliated customers were $27,891,000 in 1999, $45,684,000 in 1998 and $36,738,000 in 1997. No single country accounted for 10% or more of export sales in 1999, 1998 or 1997.

Sales of ASW devices and related engineering contract services for the years 1999-1997 contributed approximately 30%, 36% and 38%, respectively, to total sales. Intercompany sales were not significant in any of these years.




                                                                  [SPARTON LOGO]


SELECTED FINANCIAL DATA
-----------------------

SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                                       1999             1998             1997             1996             1995
                                                  -------------    -------------    -------------    -------------    -------------
OPERATING RESULTS
Net sales                                         $ 131,900,489    $ 145,935,583    $ 142,736,800    $ 102,824,946    $  94,514,784
Costs and expense                                   129,850,749      141,753,150      139,451,913      104,926,455      100,817,530
                                                  -------------    -------------    -------------    -------------    -------------
                                                      2,049,740        4,182,433        3,284,887       (2,101,509)      (6,302,746)
Other income (expense):
 Interest and investment income                       1,503,982        1,756,039        1,211,233          101,586           77,905
 Interest expense                                          (416)         (26,845)        (896,010)      (1,202,143)        (948,800)
 Other - net                                             23,775          602,490           12,793         (117,728)         514,793
                                                  -------------    -------------    -------------    -------------    -------------
                                                      1,527,341        2,331,684          328,016       (1,218,285)        (356,102)
                                                  -------------    -------------    -------------    -------------    -------------
Income (loss) from continuing operations
   before income taxes                                3,577,081        6,514,117        3,612,903       (3,319,794)      (6,658,848)
Provision (credits) for income taxes                  1,818,000        2,181,000        1,371,000         (509,000)      (2,088,000)
                                                  -------------    -------------    -------------    -------------    -------------
Income (loss) from continuing operations              1,759,081        4,333,117        2,241,903       (2,810,794)      (4,570,848)
Income (loss) from discontinued automotive
   operations, net of income taxes                   (2,520,000)      (1,320,000)      31,458,637       (1,269,390)      (1,889,873)
                                                  -------------    -------------    -------------    -------------    -------------
Net income (loss)                                 $    (760,919)   $   3,013,117    $  33,700,540    $  (4,080,184)   $  (6,460,721)
                                                  =============    =============    =============    =============    =============

Weighted-average common shares outstanding            7,828,090        7,826,840        7,816,417        7,811,370        7,811,370

PER SHARE OF COMMON STOCK
Income (loss):
 Continuing operations                            $        0.22    $        0.55    $        0.29    $       (0.36)   $       (0.59)
 Discontinued operations                                  (0.32)           (0.17)            4.02            (0.16)           (0.24)
                                                  -------------    -------------    -------------    -------------    -------------
                                                  $       (0.10)   $        0.38    $        4.31    $       (0.52)   $       (0.83)
                                                  =============    =============    =============    =============    =============

Shareowners' equity                               $       11.18    $       11.29    $       10.90    $        6.60    $        7.12
Dividends                                                  --               --               --               --               --

OTHER FINANCIAL DATA
Total assets                                      $ 108,167,482    $ 111,121,335    $ 114,177,087    $ 119,270,663    $ 110,654,772
Working capital                                      68,578,975       71,118,395       68,760,933       29,940,793       33,187,775
Working capital ratio                                    4.88:1           4.52:1           3.53:1           1.47:1           1.66:1
Long-term obligations                                      --               --               --      $      75,000    $     150,000
Shareowners' equity                                  87,521,898       88,368,817       85,242,450       51,529,879       55,610,063




WWW.SPARTON.COM

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
---------------------------------------
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------


RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant events affecting the Company's earnings and financial condition during the periods included in the accompanying financial statements. The Company's continuing operations are in one line of business, electronic manufacturing services (EMS). This includes the design, development and/or manufacture of electronic parts and assemblies for both government and commercial customers worldwide. In August 1996, the Company formalized its decision to offer for sale its automotive operations. Accordingly, these operations, formerly classified as the Automotive and Industrial Products segment, were reclassified and reported as discontinued operations.

The Private Securities Litigation Reform Act of 1995 reflects Congress' determination that the disclosures of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by corporate management. The following discussion about the Company's results of operations and financial condition contains forward-looking statements that involve risk and uncertainty. The Company notes that a variety of factors could cause the actual results and experience to differ materially from anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, growth forecasts and results of the Company's business include, but are not limited to, fluctuations in U.S. and/or world economies, the ability of Sparton and its customers and vendors to address effectively Year 2000 issues, competition in the overall electronic manufacturing services (EMS) business, the availability of materials, production labor and management services under terms acceptable to the Company, Congressional budget outlays for sonobuoy development and production, Congressional legislation, changes in the interpretation of environmental laws and the uncertainties of environmental litigation. Management cautions readers not to place undue reliance on forward-looking statements, which are subject to influence by the enumerated risk factors as well as unanticipated future events.

FISCAL 1999 COMPARED TO FISCAL 1998

Sales for the year ended June 30, 1999 were $131,900,000, a decrease of $14,035,000 (10%) from 1998. Governmental EMS sales declined $13,792,000. These sales were below expectations. Commercial EMS sales of $84,797,000 were essentially unchanged. Sales decreased $15,653,000 (13%) to $108,366,000 at Sparton Electronics due to lower sonobuoy sales. Sales increased $2,724,000 (13%) to $21,543,000 at Sparton Technology mainly as a result of increased wiring harness sales. Canadian revenues totaled $2,494,000, a decrease of (44%) from last year. Sparton of Canada continues to be challenged in replacing government defense sales.

Operating income of $2,050,000 was reported for 1999 compared to income of $4,182,000 last year. These results were lower than expected. Included within these operating results were adverse capacity variances of $3,646,000 and $1,844,000 for 1999 and 1998, respectively, caused by underutilized capacity at several production facilities. These results also reflect Coors Road-related EPA costs and expenses of $1,756,000 and $1,821,000 in 1999 and 1998, respectively.

Selling and administrative expense decreased by $593,000 to $17,758,000 in 1999. Several factors contributed to this decrease, the largest being the decrease in expenditures relating to the implementation of the new computer system this past year as the implementation work was completed in fiscal 1998.

Interest and investment income decreased $252,000 to $1,504,000 in 1999 due to lower average investments and a decline in interest rates. These investment securities are more fully described in Note 3 to the financial statements.

After provision for applicable income taxes as discussed in Note 8 to the financial statements, the Company reported income from continuing operations of $1,759,000 ($.22 per share) in 1999 compared to income from continuing operations of $4,333,000 ($.55 per share) in 1998.

In August 1996, the Company formalized its plans to sell its automotive operations and accordingly reclassified and reported related operating results as discontinued operations. In December 1996, the Company sold substantially all of the net assets and operations of the Sparton Engineered Products, Inc.-KPI Group (KPI) which comprised approximately 80% of its automotive operations. This sale did not include the net assets and operations of the remaining automotive unit, Sparton Engineered Products, Inc.-Flora Group (Flora).

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



                                                                  [SPARTON LOGO]

After extensive efforts to sell the Flora operations proved unsuccessful, the Board of Directors approved the closing of the facility in August 1998. In December 1998, Flora production ceased. An auction of inventory and equipment was held in January 1999. Both inventory and equipment were expected to be sold in groupings by product line thereby maximizing the value received for both inventory and equipment. 75% or more of the book value of inventory and equipment was expected to be recovered through sales by product line. However, the sales of various product lines did not materialize. At auction, individual items were sold essentially for scrap value. As a result, a pretax charge of $4,000,000 ($2,520,000 after-tax) was recognized for the year ended June 30, 1999. An auction in February 1999 did not generate sufficient interest in the Flora real property, and the property will be placed for sale with a real estate broker. At June 30, 1999, approximately $959,000 is accrued for the costs associated with the disposal of the remaining assets and other issues related to the discontinued automotive operations.

The Company reported a net (loss) of ($761,000) ($.10 per share) in 1999 compared to a net income of $3,013,000 ($.38 per share) in 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

Sales for the year ended June 30, 1998 were $145,936,000, an increase of $3,199,000 (2%) over 1997. Governmental EMS sales increased $5,032,000, while, commercial EMS sales decreased $1,833,000. Revenues were below expectations, primarily in the commercial EMS area. Revenues increased $5,489,000 (5%) to $124,019,000 at Sparton Electronics. Both commercial and defense sales increased. Government sales were slightly above plan, while EMS sales were approximately 10% below expectations. Sales declined $497,000 (3%) to $18,819,000 at Sparton Technology. Sales were substantially below expectations due principally to unplanned delays in two new program start-ups. Canadian revenues totaled $4,485,000, a decrease of 13% from last year. Sparton of Canada continues to develop a commercial sales base.

Operating income of $4,182,000 was reported for 1998 compared to an operating income of $3,285,000 last year. These results were consistent with internal expectations. Improved operating results were due to an improved product mix and better control over new program start-ups. These operating results include adverse capacity variances of $1,844,000 and $2,351,000 for 1998 and 1997, respectively, caused by underutilized capacity at two production facilities. These results also reflect EPA-related costs and expense of $1,821,000 and $1,457,000 in 1998 and 1997, respectively.

Selling and administrative expense increased by $2,698,000 to $18,351,000 in 1998. Several factors contributed to this increase, the largest being $1,350,000 in expenditures relating to the implementation of the new computer system. Consulting services made up the majority of this expense along with computer equipment, supplies and leases. An additional $450,000 was expended in increased salaries and hiring costs. Finally, Coors Road EPA-related costs increased by $364,000.

Interest and investment income increased $545,000 to $1,756,000 in 1998 due to the full year of investment of the sales proceeds from the December 1996 sale of the automotive operations. These investment securities are more fully described in Note 3 to the financial statements. Interest expense declined substantially to $1,000. In December 1996, the Company used a portion of the proceeds from the sale of its automotive operations to eliminate short-term bank borrowings. Since December 1996, the Company has incurred substantially no interest expense. After provision for applicable income taxes (credits), as discussed in Note 8 to the financial statements, the Company reported income from continuing operations of $4,333,000 ($.55 per share) in 1998 compared to income from continuing operations of $2,242,000 ($.29 per share) in 1997.

The Company recorded a charge of $3,610,000 ($2,383,000 after tax) to discontinued operations in the fourth quarter of fiscal 1998 to reflect the reduction in value expected to be received and to recognize probable additional operating losses associated with the disposal of the Flora Group. A number of events occurred that negatively impacted the potential value of the Flora Group including continued unplanned operating losses, loss of personnel, tornado damage to the plant on April 15 and loss of a major customer. These events were not anticipated when the initial gain was recorded in December 1996 nor did the Company expect that its plan for disposal of the Flora Group would extend over this period of time. These events and the termination of negotiations with an identified potential buyer in April 1998 caused the Company to reevaluate the amount of the gain on sale previously recorded. In its meeting on August 28, 1998, the Board of Directors approved and the Company has commenced to close the Flora operations and to liquidate its assets.

The Company reported net income of $3,013,000 ($.38 per share) in 1998 compared to a net income of $33,701,000 ($4.31 per share) in 1997.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of liquidity and capital resources has historically been from operations. Short-term credit facilities have been used in the past to provide added liquidity. The Company continues to experience a change in its liquidity sources as the volume of U.S. defense-related contract work declines as a percentage of total Company revenues. Certain government contracts provide for interim progress billings based on costs incurred. These progress billings reduce the amount of cash that would otherwise be required during the performance of these contracts. As the volume of U.S. defense-related contract work declines, so has the relative importance of progress billings as a liquidity resources. At the present time, the Company plans on using its investment securities to provide working capital and to strategically invest in additional property, plant and equipment to accommodate growth in the EMS business. While the Company has had no short-term debt outstanding or credit agreements since December 1996, management believes that it could secure credit facilities under terms acceptable to the Company should the need arise.


www.sparton.com

Cash flows used by continuing operating activities were $1,159,000 in 1999; cash flows provided were $1,014,000 in 1998 and $5,471,000 in 1997. Primary uses of 1999 cash flows were an increase in inventory and a reduction in various accounts payable and accrued expenses. Primary sources included cash earnings from continuing operations and a decrease in accounts receivable.

Cash flows used by investing activities were $1,073,000 in 1999 and $3,039,000 in 1998. Cash flows provided by investing activities were $54,271,000 in 1997. The primary use of cash by investing activities is the purchase of equipment to update and expand the Company's production capabilities in its continuing electronics business. Additionally, the Company made an investment in Cybernet Systems for $3,000,000 in fiscal 1999. Cybernet is a privately owned developer of hardware, software and next-generation network computing and robotics products. Sparton may potentially manufacture one of several new products in development. This investment is an additional way for Sparton to develop its strength in emerging fields of technology. The primary source of 1997 net cash flows provided by investing activities was the proceeds from the sale of the KPI automotive business unit, partially offset by the purchase of investment securities.

Cash flows used by financing activities were $123,000 in 1999, $95,000 in 1998 and $33,711,000 in 1997. The elimination of short-term bank borrowings was the primary use of cash flows by financing activities in 1997. The Company used a portion of the KPI sale proceeds to pay off all bank borrowings and canceled its formal credit facility.

At June 30, 1999, the Company had $68,579,000 in working capital.

Market Risk Exposure
--------------------

The Company manufactures its products in the United States and Canada. Sales of the Company's products are to the U.S. and Canada, as well as other foreign markets. The Company is potentially subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company operates. However, minimal receivables and payables are denominated in foreign currency. The Company does not consider the market risk exposure relating to currency exchange to be material.

The Company has financial instruments that are subject to interest rate risk, principally short-term investments. Historically, the Company has not experienced material gains or losses due to such interest rate changes. Based on the current holdings of short-term investments, the interest rate risk is not considered to be material.

OTHER

Litigation
----------

Various litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are nonroutine. The Company and its subsidiaries are also involved in certain compliance issues with the United States Environmental Protection Agency (EPA) and various state agencies, including being named as a potentially responsible party at several sites. Potentially responsible parties (PRPs) can be held jointly and severally liable for the cleanup costs at any specific site. The Company's past experience, however, has indicated that when it has contributed only relatively small amounts of materials or waste to a specific site relative to other PRPs, its ultimate share of any cleanup costs has been minor. Based upon available information, the Company believes it has contributed only small amounts to those sites in which it is currently viewed a potentially responsible party. Environmental compliance issues involving the discontinued automotive operations are not material.

One of Sparton's facilities, located in New Mexico, has been the subject of ongoing investigations conducted with the Environmental Protection Agency (EPA) under the Resource Conservation and Recovery Act (RCRA). This EPA compliance issue is related to continuing operations, but involves a largely idled facility. The investigation began in the early 1980s and involved a review of on-site and off-site environmental impacts. In 1988, an administrative order on consent (AOC) was executed with the EPA related to further investigation and proposing a means of dealing with quantified impacts.

The remedial investigation called for in the AOC has been completed and approved. In May 1996, Sparton submitted to the EPA a final corrective measure study, based on the results of its investigations, as required in the AOC. In June 1996, the EPA issued its final decision selecting a corrective action at the site, different from what Sparton had proposed. The EPA estimated that the present value cost of its remedies would range from between $15,000,000 and $26,400,000 based on a thirty-(30) year time frame. In Sparton's judgment, the remedies proposed by the EPA are either unnecessary or technically impracticable. Sparton vigorously challenged the EPA's remedy selection and filed suit in Federal District Court in Dallas asserting that the EPA's decision on remedy selection violated the AOC.

In September 1996, the EPA issued an initial administrative order under RCRA ordering Sparton to undertake additional testing to justify the implementation of the remedy selected by the agency in June 1996, and then to implement that remedy. Sparton vigorously contested that order administratively, but on February 10, 1998, the EPA issued a Final Administrative Order that in all material respects followed the initial administrative order issued in September 1996. Sparton has refused to implement those portions of that order that it believes are unjustified.




                                                                  [SPARTON LOGO]

In February 1997, three lawsuits were filed against Sparton in Federal District Court in Albuquerque, one by the United States on behalf of the EPA, the second by the State of New Mexico and the third by the City of Albuquerque and the County of Bernalillo. All three actions allege that the impacts to soil and groundwater associated with Sparton's Coors Road facility present an imminent and substantial threat to human health or the environment. Through these lawsuits, the plaintiffs seek to compel Sparton to undertake additional testing and to implement the same remedy selected by the EPA in June 1996, now incorporated in the Final Administrative Order, and referred to in the preceding paragraph. In March 1997, the plaintiffs in these three lawsuits filed a motion for preliminary injunction and in July 1997, the action in Dallas was transferred to Federal District Court in Albuquerque and consolidated with the three lawsuits filed in February 1997.

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

In March 1998, a hearing was held on the plaintiffs' request for a preliminary injunction. After two days of testimony, the federal district judge indicated he had tentatively concluded he might issue a preliminary injunction. The parties subsequently entered into settlement discussions that culminated in an agreed workplan for the installation of certain off-site monitoring, observation and containment wells, in exchange for plaintiffs' withdrawing their request for a preliminary injunction. An order withdrawing that request and approving this off-site workplan was signed on July 7, 1998.

At the current time, all litigation has been stayed to allow the parties to continue settlement discussions. The most recent stay expired on August 9, 1999, but the parties have agreed to extend it to at least September 9, 1999. It is anticipated that implementation of the three workplans discussed below will relieve the Company of its obligations under the February 10, 1998 Final Administrative Order. As a result of these developments, the Company has updated its cost estimates. It is believed the initial cost of the corrective measures called for in these plans will not be materially different from the cost estimates the Company has previously accrued. There is no assurance that additional corrective measures, involving increased expenditures, may not be required.

The proposed workplans provide for the installation of an off-site containment well (already completed and operating), an on-site containment well and an enhancement to an on-site soil vapor extraction system. The purpose of the containment wells is to restrict further migration of impacted groundwater. The soil vapor extraction system removes solvents in the on-site soil above the groundwater. The installation and operation of the two containment wells and the enhanced soil vapor extraction system are dependent upon various permits, licenses and approvals from regulatory agencies and third parties. It is anticipated that these remediation activities will operate for a period of time during which the Company and the regulatory agencies will analyze their effectiveness. The Company believes that it will take at least three to five years before the effectiveness of the groundwater extraction wells can be established. Until then, in the Company's judgment, no definitive conclusion can be reached on whether additional remediation activities may be required.

At June 30, 1999, Sparton has accrued $1,426,000 as its estimate of the future undiscounted minimum obligation with respect to this matter. This reflects the minimum range of the amount Sparton expects to incur over the next four years. The period of accrual was reduced from five to four years to reflect what is now believed will be the initial period for testing the effectiveness of the remediation plan as discussed and described above. Details of the activity beyond this period will be dependent upon the effectiveness of the workplans being currently negotiated and not yet implemented. This amount includes equipment and operating and maintenance costs. In many cases, new technologies become available over time, which result in modified costs for environmental remediation. The Company's estimate of cost is based on the existing methodology and excludes legal and related consulting costs. The estimate includes the minimum range of activity expected to occur in the next four years including on-site and off-site pump and treat containment systems, a soil vapor extraction program and continued on-site/off-site monitoring. Beyond four years, while additional expenditures are probable, Sparton does not believe such expenditures are reasonably estimable based on available information. Factors causing the uncertainty include, but are not limited to, effectiveness of the currently proposed programs to achieve targeted results and decisions made by regulating agencies regarding future proposals and reports of Sparton. Sparton routinely refines and revises the estimate of its environmental efforts as additional information becomes available.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible estimates. Estimates developed in the early stages of remediation can vary significantly. Normally, a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability. Amounts charged to operations, principally legal and consulting, for fiscal years 1999 and 1998 were $1,756,000 and $1,821,000, respectively. It is reasonably possible that Sparton's recorded estimate of this liability may change. If a remedy is imposed on Sparton, other than as described in the proposed workplans, the ultimate cleanup costs could increase significantly. There is no assurance that additional costs greater than the amount accrued will not be incurred or that changes in environmental laws or their interpretation will not require that additional amounts be spent.

On June 17, 1998, Sparton Corporation and Sparton Technology, Inc. filed a complaint in the Circuit Court of Cook County, Illinois, against Lumbermens Mutual Casualty Company and American Manufacturers Mutual Insurance Company demanding reimbursement of expenses incurred in connection with its remediation efforts at the Coors Road facility based on various primary and excess comprehensive general liability policies in effect between 1959 and 1975.





www.sparton.com

On February 11, 1998, Sparton Technology, Inc. commenced litigation in the United States Court of Federal Claims alleging that the Department of Energy
(DOE), acting through its contractors, Sandia Corporation and Allied Signal, Inc., is liable for reimbursement of Sparton's costs incurred in defending against and complying with Federal and state regulatory requirements. The DOE prescribed certain mandatory performance requirements that were then imposed upon Sparton through its agreements with Sandia Corporation and Allied Signal, Inc. On February 9, 1999 the Court of Federal Claims dismissed Sparton's complaint based on its determination that an agency relationship did not exist between Sandia Corporation and Allied Signal, Inc. and the United States for purposes of reimbursing costs incurred during litigation. Sparton believes that the court erred in its decision and filed its notice of appeal on April 9, 1999. Briefing has begun but is not yet complete.

Sparton Technology, Inc. filed a complaint on September 21, 1998, against Allied Signal, Inc. in U.S. District Court in Kansas City seeking to recover costs incurred to investigate and remediate impacts to the environment at its Coors Road facility. In July 1999, the court allowed the Company to amend its complaint to add Sandia Corporation and the DOE as defendants. Limited discovery has been completed. This case is currently scheduled for trial in the spring of 2000.

At this time, the Company is unable to predict the amount of recovery, if any, that may result from the pursuit of these before-mentioned three claims.

Impact of Year 2000
-------------------

The Year 2000 problem results from the fact that many older computer programs were written using two digits rather than four to define the applicable year. A computer program that has time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

Sparton Electronics implemented a new business information system in the summer of calendar 1997, to further enhance the Company's competitive position. This system, called Manufacturing Total Management System (MTMS), will enable information to be shared between all of Sparton's manufacturing locations. This information system has been implemented throughout the Company, with the final location, Sparton Technology, completed in April 1999. The timing of the decision to purchase and implement MTMS was independent of the Year 2000 issue. Based upon representation from the manufacturer and our independent testing, the Company believes that implementation of MTMS will render all of its significant internal information systems Year 2000 compliant, with no disruptions in operations. As the majority of software and hardware was upgraded to accommodate the implementation of MTMS, expenditures have been minimal to date for Year 2000 compliance. Additional expenditures to complete our Year 2000 program are not expected to exceed $100,000.

Sparton's readiness plan encompasses both information technology systems and computer-chip-embedded functions. These include such things as elevators, security systems, factory floor machines and heating and cooling systems. Other than MTMS which was discussed earlier, all locations have completed their inventory and assessment of information technology (IT) systems, and have begun the modification and upgrading process of these systems. In August 1999, a company-wide test using a simulated Year 2000 environment was conducted to further test significant systems. All critical systems have been completed; remaining areas are scheduled for completion by September 1999. In addition, inventory and assessment of production facilities, test and production equipment and other non-IT areas have been completed, with remediation or replacement scheduled as necessary. Completion in this area is also anticipated by the end of September 1999. Teams are in place at each company to oversee and ensure completion of Sparton's Year 2000 program. Additionally, the Company is discussing and monitoring Year 2000 compliance issues with its major suppliers, customers and other third parties. With respect to suppliers' and customers' software being Year 2000 compliant, the Company does not believe that there is sufficient integration and/or dependency upon such software to potentially have any material impact on the Company's business operating systems or processes.

Certain of the Company's EMS revenues involve products built to contract specifications dictated by the customer using a customer-owned design. As these products are nonproprietary in nature, the Company believes that potential Year 2000 problems, if any, associated with these products are the customer's responsibility. Regarding proprietary products, the Company has completed an assessment of both current and past products. Corrective measures for current products have been completed where applicable. Corrective measures for past products have been identified, where applicable, and affected customers notified.

The Company does not anticipate that internal Year 2000 conversion issues will materially affect operations or operating results. However, if all Year 2000 issues are not properly identified, assessed and corrected as required in a timely manner, there can be no assurance that the Year 2000 issue will not materially adversely impact the Company's results of operation or adversely affect the Company's relationships with customers, suppliers and others. Sparton believes the actions it is taking should reduce the risks posed by Year 2000 challenges to its own systems. Management recognizes, however, that unforeseen circumstances could arise both within its own systems and within the systems of external entities and can give no assurances that if such circumstances arose they would not adversely affect the Company's Year 2000 compliance efforts. Further, management cannot determine the impact that any such adverse circumstance might have on the Company's operations, financial position or cash flows.

The Company is developing a contingency plan to address situations that may result if the Company, or any of the third parties upon which the Company is dependent, is unable to achieve Year 2000 readiness. Plans include such items as manual work arounds, adjusting staffing levels and listings of alternative suppliers and service providers. The Company's


                                                                  [SPARTON LOGO]

Year 2000 compliance program is ongoing and will continue to be evaluated.

Year 2000 Forward-Looking Statements
------------------------------------

The foregoing Year 2000 discussion contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, including without limitation, expected financial impact and the dates by which the Company expects to complete certain actions, are based on management's best estimates at this time, which were derived utilizing numerous assumptions about future events, including the continued availability of certain resources, representations received from third parties and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the ability to identify and remediate all relevant IT and non-IT systems, results of Year 2000 testing, adequate resolution of Year 2000 issues by businesses and other third parties who are service providers, suppliers or customers of the Company, unanticipated system costs, the adequacy of and ability to develop and implement contingency plans and similar uncertainties. The "forward-looking statements" made in the foregoing Year 2000 discussion are only as of the date on which such statements are made, and the Company undertakes no obligation to update on less than a quarterly basis.




WWW.SPARTON.COM

DIRECTORS, OFFICERS AND GENERAL MANAGERS
----------------------------------------


DIRECTORS:

JAMES N. DEBOER (2,3)
  Partner
  Law Firm of Varnum, Riddering, Schmidt and Howlett, LLP
  Grand Rapids, Michigan

DAVID W. HOCKENBROCHT (2,3)
  President
  Sparton Corporation

ROBERT J. KIRK (1)
  Financial Consultant
  Toledo, Ohio

WILLIAM I. NOECKER (1)
  Director of Program Management
  Fisher Dynamics Corporation
  St. Clair Shores, Michigan

  Chairman
  Brasco International Inc.
  Detroit, Michigan

RORY B. RIGGS (2,3)
  President
  Biomatrix, Inc.
  Richfield, New Jersey

DAVID B. SCHOON
   Financial Consultant
   Grand Rapids, Michigan

W. PETER SLUSSER (2)
   President
   Slusser & Associates Inc.
   New York, New York

BRADLEY O. SMITH (1,3)
   Private Investor
   Grand Rapids, Michigan

JOHN J. SMITH (2,3)
   Chairman
   Sparton Corporation


COMMITTEE ASSIGNMENTS:
(1) Audit committee
(2) Compensation committee
(3) Executive committee

OFFICERS AND GENERAL MANAGERS:

SPARTON CORPORATION

JOHN J. SMITH
    Chairman and Chief Executive Officer

DAVID W. HOCKENBROCHT
    President and Chief Operating Officer

RICHARD L. LANGLEY
    Vice President-Treasurer

R. JAN APPEL
    Vice President, General Counsel and Secretary

SUSAN E. WIDENER
    Assistant Treasurer

ELECTRONICS

DOUGLAS E. JOHNSON
  Vice President-General Manager
  Sparton Electronics

RICHARD D. MICO
  Vice President-General Manager
  Sparton Technology, Inc.

MICHAEL G. WOODS
  Vice President-General Manager
  Sparton of Canada, LTD.


                                                                  [SPARTON LOGO]

LOCATIONS
---------

SPARTON ELECTRONICS
Administrative Office
Johnson Lake Rd.
DeLeon Springs, FL 32130

Manufacturing Facilities:
   Jackson, MI
   DeLeon Springs, FL
   Brooksville, FL

SPARTON OF CANADA, LTD.
99 Ash Street
London, Ontario N5Z 4V3

SPARTON TECHNOLOGY, INC.
Adminstrative Office
4901 Rockaway Blvd., S.E.
Rio Rancho, NM  87124

Manufacturing Facilities:
         Deming, NM
         Rio Rancho, NM

CORPORATE OFFICES
SPARTON CORPORATION
2400 E. Ganson Street
Jackson, MI 49202

Phone:   (517) 787-8600
Watts:   (800) 248-9579
Fax:     (517) 787-1822

WEB SITE:
http://www.sparton.com




COMMON STOCK LISTING:

New York Stock Exchange under the symbol SPA.

TRANSFER AGENT/REGISTRAR:

    PRINCIPAL TRANSFER AGENT:
       Illinois Stock Transfer Company
       209 West Jackson Blvd., Suite 903
       Chicago, IL  60606-6905
       (312) 427-2953

    REGISTRAR:
       Harris Trust and Savings
       311 W. Monroe Street
       11th Floor
       Chicago, IL  60690

FORM 10-K AVAILABLE:

A copy of Sparton Corporation's annual report on Form 10-K for the year ended June 30, 1999, filed with the Securities and Exchange Commission, will be furnished without charge to any shareowner upon written request to Richard L. Langley, Vice President-Treasurer, Sparton Corporation, 2400 E.
Ganson St., Jackson, MI 49202.

NOTICE OF ANNUAL MEETING:

The Annual Meeting of Sparton Corporation will be held at 10:00 a.m. on October 27, 1999, in the Company offices, 2400 E. Ganson St., Jackson, Michigan.

It is Sparton Corporation's policy to afford equal employment opportunity to all employees and qualified applicants for employment without regard to race, religion, creed, color, sex, national origin, age, handicap or veteran status.