Form 10-K, Exhibit 13
period 2000-06-30
SPARTON CORP
filed 2000-09-27
CIK 92679

                                                                      Exhibit 13

                                                  1900 - 2000
                                       CELEBRATING 100 CONSECUTIVE YEARS

                                          CAPTURING YOUR IMAGINATION.
                                              CREATING SOLUTIONS.


2000 ANNUAL REPORT


                                                                  [SPARTON ICON]

INDEX


FINANCIAL HIGHLIGHTS.............................................1

SHAREOWNERS' LETTER..............................................2

SPARTON OPERATIONS...............................................4

FINANCIAL PERFORMANCE...........................................17

DIRECTORS, OFFICERS AND GENERAL MANAGERS........................35

SPARTON FACILITIES..............................................36

ANNUAL MEETING NOTIFICATION.....................................36

                                                            FINANCIAL HIGHLIGHTS

SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                             2000             1999             1998
                                        -------------    -------------    -------------
Net sales                               $ 161,914,446    $ 131,900,489    $ 145,935,583

Net income (loss):
 Continuing operations                  $  (8,407,734)   $   1,759,081    $   4,333,117
 Discontinued operations                         --         (2,520,000)      (1,320,000)
                                        -------------    -------------    -------------
                                        $  (8,407,734)   $    (760,919)   $   3,013,117
                                        =============    =============    =============

Working capital                         $  64,778,574    $  68,578,975    $  71,118,395
Working capital ratio                          4.00:1           4.85:1           4.52:1
Common shares outstanding at June 30        7,828,090        7,828,090        7,828,090

Basic and diluted earnings per share:
 Income (loss):
   Continuing operations                $       (1.07)   $        0.22    $        0.55
   Discontinued operations                       --              (0.32)           (0.17)
                                        -------------    -------------    -------------
                                        $       (1.07)   $       (0.10)   $        0.38
                                        =============    =============    =============

Additional per share information:
 Working capital                        $        8.28    $        8.76    $        9.09
 Shareowners' equity                            10.10            11.18            11.29
 Dividends                                       --               --               --

 MARKET DATA
  Price range
  New York Stock Exchange

                                YEARS ENDED JUNE 30
                -------------------------------------------------------
                     2000                1999              1998
                ----------------  ---------------    ------------------
 Quarter ended:  High      Low     High       Low     High        Low
                ----------------  ---------------    ------------------

September 30    $6 5/8    $5 5/8   $8 7/8   $5 3/4   $15 1/4   $10 7/8
December 31      5 5/8     4 5/8    6 3/8    5 5/8    16 1/2    10 1/4
March 31         6 1/8     4 1/2    7 1/2    6        10 1/4     8 7/8
June 30          4 3/4     3 3/4    6 3/8    5 7/8     9 7/8     8 3/8

Recent price as of August 31, 2000 ..............$4.13
Shareowners of record .............................750

                                                                  [SPARTON ICON]

SHAREOWNERS' LETTER

To Our Shareowners:

In January 2000, Sparton Corporation entered its 100(th) year of continuous business operations as an independent company. With this milestone, Sparton has joined a relatively exclusive group in the United States. Few companies today can make such a claim of longevity. During its history, Sparton has undergone many business evolutions. Today, we find ourselves in the embryonic stage of carving out a leadership position in the fast growing Electronic Manufacturing Services (EMS) marketplace. Sparton is a mid-size niche player in this $75 billion worldwide market. Our focus is on the high-mix portion of the electronic outsourcing industry, principally in regulated marketplaces, illustrated by original equipment manufacturers (OEMs) in avionics, medical, telecommunications, governmental and other markets. Sparton's business process and information system is focused on the aforementioned markets to the exclusion of others. Sparton is large enough to campaign a full range of design engineering and manufacturing services, yet small enough to deliver personalized service to its customers. This strategic combination enables the small to midsize customer to "find a home at Sparton."

Fiscal 2000 showed strong sales growth in our Electronics Manufacturing Services business, which has been in the building process for five years. Sparton did, however, experience the negative earnings effects of several significant events, described later.

Sales for the year just closed were $161,914,000. This was an increase of $30,014,000 (23%) from the previous year's $131,900,000. The net loss for the year was $8,408,000 ($1.07 per share) compared to a net loss of $761,000 ($0.10 per share) last year.

Sales for the fourth quarter increased 46% to $48,946,000 from the same quarter last year. These sales compare to $34,474,000, $36,737,000 and $41,757,000 in the first, second and third quarters, respectively.

The net loss for fiscal 2000 in part reflects the $10 million EPA charge against operations recorded in the second quarter. The charge against operations was a direct result of the settlement terms of Sparton's 17-year negotiations and resulting litigation with the United States Environmental Protection Agency
(EPA) concerning environmental cleanup activities at our Coors Road facility in Albuquerque, New Mexico. Total EPA costs for the year were $10.8 million versus $1.8 million last year. The amount accrued at June 30, 2000, $9.2 million, represents our best minimum cost estimate for site remediation, which will occur over the next 25 to 30 years.

Sparton's management continues to address cost issues on several programs that have adversely affected operational earnings and temporarily inflated inventories. Costs on two sonobuoy development programs and one sonobuoy production program were higher than anticipated. Cost estimates to complete these government programs increased $1.2 million in the fourth quarter and $4.5 million for the year. In addition, a major commercial program at the Jackson, Michigan, facility adversely impacted margins with higher than expected startup costs of $800,000 in the fourth quarter and $2.5 million for the year. Negotiations are underway to collect cost overruns from the customer.

Sparton continues to proactively monitor and deal with the unprecedented, industry-wide shortages now being encountered on many electronic components. These shortages have led to delays in customers' shipments and price increases, which in some cases have been substantial. Our objective is to pass these increases in material costs to our customers via contract terms or negotiations. Industry sources advise that these conditions are expected to continue for at least another year and, in the case of some components, possibly two years. Future financial results will be impacted by the availability of materials as well as Sparton's success in recovering component cost variances from customers.

At June 30, 2000, total shareowners' equity was $79.1 million. The Company had no outstanding long- or short-term bank debt and cash equivalents and investments securities totaled $9.7 million.

Government EMS sales backlog at the end of June totaled $67.1 million compared to $70.0 million at last year.

WWW.SPARTON.COM                        2

At June 30, 2000, inventory was $51.2 million compared to $40.2 million at June 30, 1999. The reasons for the higher inventories at June 30, 2000, were advanced buying of some electronic components in short supply and a number of new EMS startups for which materials are being acquired in advance of production.

The Company is reorganizing around a central management focus. This change should improve efficiency and reduce overall costs. As part of the reorganization plan, Sparton's first Chief Information Officer, Deborah Brown, was hired; Sparton's Materials and Logistics functions were organized under one Corporate Vice President, Stephanie Martin, and Business Development was placed under a Corporate Vice President, Alan Houghtaling. Our local manufacturing organizations now have as their single focus the delivery of superior service to our growing list of customers, executing our contracts to the bid margins and accessing corporate services on an as-needed basis.

Sparton expects to have in place before January 2001, an Internet website with "Partner Server" capabilities, allowing selected suppliers and customers access to their Sparton data at any time. The information will be password protected and network secure. Eventually, Sparton suppliers will be able to download product "demand" schedules electronically, reducing transactional costs and improving response time.

A major plant remodeling was completed at our Jackson, Michigan, facility. Over 11,000 square feet were added to the previous 26,000 square feet of manufacturing space. Our Canadian facility was remodeled and now has a total of 35,000 square feet of prime manufacturing space available.

At the time of this briefing, modifications to the DeLeon Springs, Florida, facilities are underway, enabling EMS manufacturing in that facility. Current growth rates indicate that our Brooksville, Florida facility will be at or near capacity in the spring or summer of 2001. Expansion of the DeLeon Springs facility will provide additional manufacturing space for our southeastern EMS operations.

During the year, Sparton completed the sale of our acoustics business in Canada. The sale added $500,000 to our operating results and enabled our Canadian operations to focus exclusively on our EMS business in both Canada and the United States.

Although there is some evidence of a slowdown in the general economy, we continue to see a high number of new business opportunities emerging in our chosen EMS markets. OEMs continue to outsource major components of their business, thereby reducing their investments that focus on non-core manufacturing activities. Market analysts within the electronics industry do not anticipate any changes in this phenomenon for the next 5 - 7 years. We expect that Sparton's sales will continue to grow in line with overall industry projections - assuming we can add capacity, hire outstanding associates and secure necessary components and materials. Our earnings, however, will continue to reflect the input of our investments in personnel and systems development, particularly e-commerce.

The past several years have been extremely challenging as Sparton continues to reposition itself in a dynamic and fast moving business, while at the same time facing the tightest labor market in many years. We expect that the new year will show continued progress towards achieving our objective of being a leader in the high-mix arena of contract electronic outsourcing.

We are grateful to our customer partners, our Sparton associates, our Alliance partners, our strategic suppliers and you, our shareowners, for standing with us during these times of transition for the Company.

        Sincerely,        /s/ John J. Smith        /s/ David W. Hockenbrocht
                          --------------------     ------------------------
                          John J. Smith            David W. Hockenbrocht


                                                       [SPARTON ICON]

SPARTON CORPORATION HAS EVOLVED FROM AN AGRICULTURAL IMPLEMENT MANUFACTURER IN THE EARLY 1900S INTO A WORLD-CLASS ELECTRONIC MANUFACTURING SERVICE PROVIDER WITH CUSTOMERS IN NUMEROUS INDUSTRIES.

THE ELECTRONIC ENVIRONMENT

The explosion of technology has placed Sparton in the center of a drastically changing and challenging business environment with many opportunities for business process improvement. Sparton is implementing new business practices and systems to improve efficiencies and reduce costs. We call this strategy "Electronic Everything."

FACILITY IMPROVEMENTS

In fiscal 2000, Sparton received thirty-four new customer contracts. With these added contracts in addition to existing production levels, Sparton needed to make significant improvements to its facilities to meet the needs of the new as well as existing customers. By June 30, 2001, Sparton will have increased manufacturing floor space by 54,000 square feet and expects to add over forty different pieces of manufacturing support equipment throughout its six locations. Some of the equipment will be used to increase capacity, while others will upgrade existing technology.

TECHNOLOGICAL IMPROVEMENTS

Sparton remains committed to enhancing communications throughout its facilities. Major tasks include upgrading the access speed of the local area network, increasing the electronic transmission rate more than four times. Sparton is in negotiations with its enterprise resource planning (ERP) system supplier for additional tools including full-implementation of an Internet-based interface between workstations and the data source, training for staff, documentation and service. These improvements are designed to increase the speed of service and lower costs.

SECURITY AND RELIABILITY

Security and reliability of systems has been addressed as a necessity for unparalleled service to customers and to suppliers. Transmission time and level of security provided to Sparton partners are of the utmost importance. Soon, many customers and suppliers will be provided access to their own specific data through a virtual private network. This is a secured venue which partners will be able to operate as an extension of Sparton operations. Sparton also continues to upgrade its electronic data interface (EDI) capabilities for easier and faster access for both sending and receiving data and files within Sparton.

                                                                  [SPARTON ICON]

SPARTON ENJOYS A STRONG RELATIONSHIP WITH ONE OF THE WORLD'S LEADING MANUFACTURERS OF HIGH PERFORMANCE LIQUID CHROMATOGRAPHY (HPLC) EQUIPMENT - A CHEMISTRY BASED TOOL FOR QUANTIFYING AND ANALYZING MIXTURES OF CHEMICAL COMPOUNDS.

In Sparton, this acknowledgement of the importance of security and reliability has led to a doubling of the resources that house the enterprise resource planning system. With a mirrored system expected to be operational in fiscal 2001, Sparton can then assure customers and suppliers that reliable information will be available regardless of almost any external factor that may affect daily operations.

PEOPLE

The progress made in electronic commerce and related supporting systems is directly attributable to the personnel Sparton has put into place to maintain and enhance these operations. The progression toward electronic business requires highly talented personnel to support Sparton's growth in EMS. As an example, Sparton's network in the Jackson, Michigan, facility is managed by a Master Certified Novell Engineer (Master CNE). This certification recognizes an elite level of expertise among network administrators.

WORKFLOW MONITORING

Sparton is aggressively assessing the monitoring workflow of customer projects. Monitoring product throughout work cells will provide customers with a clearer understanding of the status of their product development. Work-cell monitoring also allows for greater inventory control. Key suppliers will be able to establish stock levels and adjust their shipments to Sparton accordingly.

INTEGRATED EQUIPMENT AND SOFTWARE

As Sparton increases its reliance on its enterprise resource planning software, it is also integrating equipment to operate as an extension of the reporting system. Data is currently transferred between the production floor systems and the database, communicating inventory transactions for pull and return on components.

Other areas of interaction between the manufacturing floor and the ERP system include the use of bar coding. Research has been conducted to identify a system where bar coding is used in conjunction with inventory logistics for more accurate flow of materials. Beyond inventory control, the use of bar-coded badges will replace time cards in an automated reporting system, tracking both time and attendance of all manufacturing associates.

                                                                  [SPARTON ICON]

SALES MANAGEMENT TOOLS

As customers become more diverse and global, Sparton's sales force has the increased responsibility for inputting, retrieving and maintaining necessary information within a universally accessible package. In fiscal 2001, Sparton will implement a new sales management software package. This package will provide a universal platform for housing all client data and will be accessible through the Internet.

Throughout fiscal 2000, Sparton invested in the electronic production of sales and marketing material. Staff and software will continue to improve marketing communications by replacing printed materials with multimedia presentations. The advantages of multimedia presentations over traditional printed formats include more flexibility in creating and maintaining the presentation and a less expensive format for reproduction.

THE CIRCUIT

Sparton continues to seek out more efficient and faster methods to retrieve and store critical partner data, which it seeks to pass on to its partners. With current technologies, Sparton has developed "The Circuit" - customer and supplier access to account-specific information through the Internet.

"The Circuit" is a secure website that offers customers the opportunity to access sales order information, invoice history, purchase order verification and shipping status. Customers will have the opportunity to gather information at their convenience and during non-business hours without the intervention of a Sparton employee.

Later, we expect that "The Circuit" will be replaced by a business to business
(B2B) website that allows customers and suppliers access to information, place new orders, update existing orders and change manufacturing schedules. The transactions that take place through "The Circuit" will automatically update Sparton's enterprise resource planning database.

E-COMMERCE FOR SUPPLY CHAIN MANAGEMENT

Throughout fiscal 2001, an objective will be to reduce costs associated with the logistics of components and materials. Throughout this past year, Sparton started to implement FlexLink(R). FlexLink(R) is a supplier's exclusive look at Sparton's qualified manufacturer lists, part information and quality reports.
Part information is provided to suppliers through a secured portal for convenient and immediate access.

The expected second phase of FlexLink(R) will be the development of an online quoting system. This online quoting system will access thousands of parts and automatically generate a material cost estimate. Other features will include an automatic, electronic update to the supplier indicating the need to replenish the stock levels of components that they have been preauthorized to supply.

WWW.SPARTON.COM                        8

The suppliers will be able to access their own account information over the Internet. In this system, current stock levels will be available along with the capabilities to generate a electronic purchase order to the supplier. If the supplier does not accept the purchase order, another supplier will be contacted.

The e-commerce initiative will be a significant determinant to Sparton's success in the future. While management recognizes the importance of the new business economy, Sparton remains committed to the continuous improvement of the one factor that has remained a constant for 100 years: exceptional service to our customer and supplier partners.

As with most Electronic Manufacturing Service providers, technological improvements can be seen throughout Sparton, but a century of experience has proven that the true measure of success is a satisfied customer. The new millennium marks a different era at Sparton - a corporation utilizing technological advances to cultivate relationships among customers, vendors, associates and Alliance partners.

DEVELOPING A PARTNERSHIP

Sparton has established a highly focused vision for the definition of a partnership. A partnership between Sparton and a customer or supplier is evident when it becomes difficult to discern one organization's operating lines from the other. By developing an integrated business process with both customers and suppliers, resources and information flow freely and quickly between entities creating a higher value added result for all.

THE CUSTOMER

Because of Sparton's philosophy toward cultivating partners, a thorough process has been developed to identify potential customers. Business Development Managers, along with other Sparton associates, diligently research a customer's potential to Sparton. Current and historical financial information is reviewed. A customer's strategic direction is also a consideration in the selection process. Members of the sales and marketing teams will review industry forecasts to determine the strength and viability of working in a particular market. Sparton seeks only customers whose vision is consistent with the corporate culture and strategic direction of Sparton Corporation.

Once Sparton and a customer agree to a business relationship, a Sparton internal customer service staff is assigned. All new partnerships begin with a Sparton response team. This team consists of key members within both Sparton and the customer's organization, who will be responsible for the integrity of the program. Sparton begins the process by engaging in an exploratory meeting. The expected outcome is to establish a benchmark of goals, objectives, resources and needs that Sparton must address as the EMS provider. The Sparton response team also seeks to establish a two-way communication channel to strengthen the relationship.

                                                                  [SPARTON ICON]

SPARTON'S EXPERIENCE IN AVIONICS AND EXTENSIVE ENGINEERING CAPABILITIES HAS LED TO CUSTOMER PARTNERSHIPS IN THE AIR TRANSPORTATION INDUSTRY.

Team members communicate to establish schedules, forecasts, coordination and procurement. Sparton is represented by associates with expertise in purchasing, design, manufacturing, scheduling and logistics. By exchanging information and developing communications links, Sparton effectively becomes an extension of the customer's operations. Implementing the latest technology, such as Electronic Data Interface (EDI), the Internet and shared networks, has shortened the information pipeline. Sharing information and resources electronically results in shorter "Time-To-Market" cycles promoting cost savings.

Once the requirements of the partner are established, a plan is developed. Depending upon the specific services a partner needs, Sparton has the available expertise - engineering, manufacturing, testing, procurement, distribution and circuit board redesigns.

In specific circumstances, Sparton has staffed a customer's facility with a customer service planner who directly communicates all schedules and logistics. This service includes providing forecast and purchase orders to Sparton under the supervision of the partner's management.

The leader of the customer partner program is the Customer Business Manager
(CBM). The CBM is the primary contact between Sparton and the customer. A successful CBM is knowledgeable in all levels of the product life cycle. However, the most important characteristic a CBM must possess is the ability to effectively communicate with all parties responsible for the success of the program. A Sparton CBM stays in constant communication with the customer, often daily contact, to ensure that all phases of a project are running smoothly and correctly.

Sparton has on occasion opened a manufacturing plant during holiday periods to accommodate the needs of its clients. CBMs have hand delivered products to distant customers; and at times, have gone to even greater lengths to satisfy the needs of a partner. For instance, Sparton serves a number of clients in industries that are subject to highly competitive and unstable markets. This environment often requires an unusually rigid demand for on-time delivery of product. One particular customer altered the design of a printed circuit board
(PCB) after Sparton had already assembled and shipped the product. In response to this need, the Customer Business Manager flew a technician to the customer's premises to solder components onto the printed circuit boards as they were being installed in the final product.

                                                                  [SPARTON ICON]

SPARTON CONTINUES TO INVEST IN TECHNOLOGICAL ADVANCES IN NEARLY ALL FACETS OF ITS OPERATIONS.

As Sparton evolves toward becoming a world class EMS provider, management realized that it needed to expand its expertise in such areas as engineering and materials acquisition.

Sparton has one of the most advanced and diverse engineering groups in the contract manufacturing industry. Sparton engineering services include:

            -    Product Development
            -    Printed Circuit Board Layout
            -    Design for Manufacturability
            -    Design for Testing
            -    Design for Maintainability
            -    Cost Reduction Engineering
            -    Sustaining Engineering

THE SUPPLIER

The last decade of the 20th Century has seen an explosion of product development, particularly a wide variety of new communication products. This has resulted in a materials "supply and demand" imbalance. With many electronic materials now in limited supply, an "allocation" market now exists which is expected to continue into 2001. Sparton has launched several strategies to best align our partners and Sparton for success in this most difficult marketplace.

It is essential that Sparton function with our customer interactively - sharing resources toward the common goal of customer success. Sparton strives to provide the highest level of customer service possible in this quest - to become an extension of our customer's business operation. With customer participation, Sparton works toward the synergistic result of maximizing materials "Supply Chain" success.

Sparton has progressed in fostering and developing strategic relationships with core component vendors referred to as "Strategic Suppliers." Similar to Sparton's relationship with its customers, information sharing is vital if suppliers are to become an extension of Sparton's operations. A volatile marketplace and an evolving electronics industry have emphasized the need for creative solutions to establishing and maintaining a manufacturer's materials supply chain.

                                                                  [SPARTON ICON]

This environment has led to the development of FlexLink(R). FlexLink(R) is Sparton's business to business program, a complex model for supply chain management, which positively connects the services Sparton offers, linking the needs of the customer and the materials support services provided by Sparton's strategic suppliers. By utilizing customer forecasts, FlexLink(R) gives strategic suppliers the information necessary to provide a continuous materials flow to Sparton's manufacturing operations. This process also assists Sparton's suppliers in managing their own businesses more effectively and at lower cost. A key element of FlexLink(R) is the use of electronic data interface (EDI). The electronic transmission of data reduces transactional costs to a fraction of traditional buyer and seller transaction costs. FlexLink(R) implementation is well underway at Sparton, and expected to gain popularity, furthering the success of Sparton and its partners.

Sparton proactively monitors for customers the availability of the components and materials needed to complete a program. Sparton has the ability to analyze a customer bill of materials for current and future component obsolescence. Because of today's dynamic technological markets, the life cycle of many components has been drastically reduced as components are redesigned for optimum performance and smaller packaging requirements. Sparton's component obsolescence expertise has proved invaluable to our customer's product design effort. Product life, obsolescence exposure and related design contingencies are analyzed as early as possible in any product design. Sparton's material team will actively monitor assemblies, boards and programs. We will alert a customer as to the need for component redesign so as not to halt production.

As a leader in the high-mix, low to medium volume EMS market, Sparton has continually upgraded its manufacturing capabilities to include the latest technologies. In fiscal 2000, Sparton increased its printed circuit board assembly lines from eleven to sixteen in its six facilities. Along with increased capacity, Sparton continues to update its equipment. These improvements include surface mount, pick and place systems with a fine pitch vision module enhancing ball grid array (BGA) and fine pitch placement, and a modular changeover table that dramatically reduces set-up time and facilitates the low- to medium-volume/high mix manufacturing process.

WWW.SPARTON.COM                        14

Sparton provides a visual printed circuit board (PCB) inspection system. This system detects flaws other test procedures would not find; such as the presence, position and correctness of components, as well as defects such as skew and solder bridges. Sparton's high-performance, real-time X-ray inspection system is a powerful inspection and quality assurance tool. This system provides a non-destructive testing option that handles different component placement techniques such as BGA, Flip Chip and QFP. Sparton's single-site soldering system offers precise soldering and de-soldering of fine pitch, BGA and flip chip PCBs, as well as component rework services.

THE SPARTON ALLIANCE COMPANY

Within the last two years, Sparton realized the need to provide a quicker response time to customers needs. The Sparton Alliance program was created to satisfy this need. Sparton has created alliances with local EMS providers throughout the United States and Europe. The Sparton Alliance network provides Sparton with a local presence in select high technology centers in the United States and Europe. By aligning with local EMS providers, Sparton reduces response time and improves customer service. The Sparton Alliance partner, in return, gains access to Sparton's enterprise resource planning (ERP) system, Sparton's strategic relationship with suppliers and name association with a world-class manufacturer.

THE SPARTON ASSOCIATE

A constant factor throughout Sparton's 100 years of existence has been the need for highly qualified, technical and support personnel. As with customers, suppliers and Sparton Alliance companies, Sparton has been active in building partnerships with its associates. Training, technology and benefits have been revamped to attract and retain the best possible workforce.

Recent studies have revealed that the vast majority of workers feel the need to learn new skills. They associate the learning opportunities with greater job satisfaction and less stress in their personal lives. According to these studies, the main contributor to job burnout is the lack of opportunities for job enrichment. The factors that positively affect the attitude of employees toward their work include:

       -    Job autonomy
       -    Learning opportunities
       -    Meaningfulness of the job
       -    Job security
       -    Opportunities for advancement

                                                                  [SPARTON ICON]

A top priority at Sparton is to promote a constantly challenged employee who is being developed in a constructive learning environment. Training and the opportunity for continuing education are highly valued at Sparton. Employment candidates who decide to partner with Sparton realize Sparton is committed to in-house training activities and tuition reimbursement for outside programs.

Sparton understands some of the psychological needs of its associates and is creating more opportunities to capitalize on those needs through the use of technology, such as corporate Intranet training centers. Sparton will be creating learning centers at all six of its facilities. These centers are being equipped with computer terminals with access to the Internet and the Company Intranet. Libraries are being created to include electronic training tools for computer-based training. Videos, books and periodicals that relate to electronics contract manufacturing will be available to all employees. Sparton is also working with several colleges and universities to access on-line continuing education and leadership programs. Continuing education creates an employee that will have the education to adapt to technological change and allow Sparton to create a talent pool that can support continued growth.

Sparton believes that increasing the opportunity to enhance overall skills of our associate partners is an investment in the Company's future. A skilled and creative workforce is better able to recognize and satisfy the changing requirements of our customers.

As the importance of business communication continues to grow in significance, Sparton will continue to invest heavily in information and electronic commerce to enhance service to all of its partners. Today, customers, suppliers, associates and Sparton Alliance partners enjoy the advantages of EDI. In the near future, Sparton anticipates establishing Virtual Private Networks, where Sparton and its partners can have access to all relevant information.

Sparton enters its second century of operation with the knowledge that business and technology will continue evolving at great speed. However, Sparton believes that ultimate success will remain a direct function of the partnerships developed between Sparton, its customers, its suppliers, its Alliance companies and its associates.

WWW.SPARTON.COM                        16

                              FINANCIAL PERFORMANCE

Financial Trends at a Glance ...........................  18
Consolidated Balance Sheets ............................  18
Consolidated Statements of Operations ..................  20
Consolidated Statements of Cash Flows ..................  21
Consolidated Statements of Shareowners' Equity .........  22
Report of Independent Auditors .........................  22
Notes to Consolidated Financial Statements .............  23
Selected Financial Data ................................  30
Management's Discussion and Analysis
   of Financial Condition and Results of Operations ....  31
Directors, Officers and General Managers ...............  35
Facilities .............................................  36
Notice of Annual Meeting ...............................  36

CONSOLIDATED BALANCE SHEETS

SPARTON CORPORATION & SUBSIDIARIES JUNE 30

                                                              2000             1999
                                                          -------------    -------------
ASSETS                                                                       (Note 1)
Current assets:
  Cash and cash equivalents                               $   5,052,405    $   4,165,758
  Investment securities (Notes 1 and 3)                       4,643,704       20,122,902
  Income taxes recoverable                                      483,598          622,083
  Accounts receivable:
   Trade, less allowance of $365,000 ($175,000 in 1999)      14,937,185       11,795,601
   U.S. and foreign governments                               5,740,096        5,545,775
  Inventories (Notes 1 and 4)                                51,189,623       40,201,131
  Prepaid expenses (Note 8)                                   4,295,496        3,959,862
                                                          -------------    -------------
     Total current assets                                    86,342,107       86,413,112

Deferred income taxes (Note 8)                                  304,800             --

Other assets (Note 3 and 7)                                  10,922,299        9,600,216
Property, plant and equipment, at cost (Note 1):
  Land and land improvements                                  1,515,856        1,764,657
  Buildings and building equipment                           11,822,327       10,779,063
  Machinery and equipment                                    18,719,312       21,123,207
                                                          -------------    -------------
                                                             32,057,495       33,666,927
  Less accumulated depreciation                             (20,650,465)     (21,343,220)
                                                          -------------    -------------
     Net property, plant and equipment                       11,407,030       12,323,707
                                                          -------------    -------------
                                                          $ 108,976,236    $ 108,337,035
                                                          =============    =============

FINANCIAL TRENDS AT A GLANCE

NET SALES (IN MILLIONS OF DOLLARS)
[LINEGRAPH]

$102.8  142.7   145.9   131.9     161.9
1996    1997     1998    1999      2000


INCOME (LOSS) PER COMMON SHARE-CONTINUING
              OPERATIONS
[LINEGRAPH]

$(.36)  .29      .55     .22       (1.07)
1996    1997     1998    1999      2000

WWW.SPARTON.COM                        18

SPARTON CORPORATION & SUBSIDIARIES JUNE 30

                                                                                      2000             1999
                                                                                 -------------    -------------
LIABILITIES AND SHAREOWNERS' EQUITY                                                                  (Note 1)
Current liabilities:
  Accounts payable                                                               $  14,251,023    $   8,884,332
  Salaries and wages                                                                 3,145,222        3,708,857
  Accrued liabilities                                                                4,167,288        5,240,948
                                                                                 -------------    -------------
     Total current liabilities                                                      21,563,533       17,834,137
Deferred Income taxes (Note 8)                                                            --          2,981,000
Environmental remediation (Note 9)                                                   8,335,553             --
Commitments and contingencies (Note 9)                                                    --               --

Shareowners' equity (Notes 1 and 6):
  Preferred stock, no par value;  200,000 shares authorized, none outstanding             --               --
  Common stock, $1.25 par value; 8,500,000 shares authorized, 7,828,090 shares
     outstanding after deducting 106,622 shares in treasury                          9,785,113        9,785,113
  Capital in excess of par value                                                       494,427          494,427
  Accumulated other comprehensive loss                                                (108,014)         (71,000)
  Retained earnings                                                                 68,905,624       77,313,358
                                                                                 -------------    -------------
     Total shareowners' equity                                                      79,077,150       87,521,898
                                                                                 -------------    -------------
                                                                                 $ 108,976,236    $ 108,337,035
                                                                                 =============    =============

See accompanying notes.

FINANCIAL TRENDS AT A GLANCE (CONTINUED)

EQUITY PER COMMON SHARE

[LINEGRAPH]

$6.60   10.90    11.29   11.18     10.10
1996    1997     1998    1999      2000


WORKING CAPITAL (IN MILLIONS OF DOLLARS)

[LINEGRAPH]

$29.9   68.8     71.1    68.6      64.8
1996    1997     1998    1999      2000

                                                                  [SPARTON ICON]

                     CONSOLIDATED STATEMENTS OF OPERATIONS

SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                                                    2000             1999             1998
                                                                -------------    -------------    -------------
Net sales                                                       $ 161,914,446    $ 131,900,489    $ 145,935,583
Cost and expenses:
  Costs of goods sold                                             150,368,886      112,092,367      123,401,850
  Selling and administrative                                       25,197,716       17,758,382       18,351,300
                                                                -------------    -------------    -------------
                                                                  175,566,602      129,850,749      141,753,150
                                                                -------------    -------------    -------------
                                                                  (13,652,156)       2,049,740        4,182,433
Other income (expense):
  Interest and investment income (Note 3)                             666,253        1,503,982        1,756,039
  Interest expense                                                       --               (416)         (26,845)
  Other - net                                                         713,169           23,775          602,490
                                                                -------------    -------------    -------------

                                                                    1,379,422        1,527,341        2,331,684
                                                                -------------    -------------    -------------

Income (loss) from continuing operations before income taxes      (12,272,734)       3,577,081        6,514,117

Provision (credit) for income taxes (Note 8)                       (3,865,000)       1,818,000        2,181,000
                                                                -------------    -------------    -------------

Income (loss) from continuing operations                           (8,407,734)       1,759,081        4,333,117

Discontinued operations:
  Loss on disposal of discontinued automotive operations, net of applicable income tax credits of $1,480,000 and
     $680,000 in 1999 and 1998, respectively                             --         (2,520,000)      (1,320,000)
                                                                -------------    -------------    -------------
        Net income (loss)                                       $  (8,407,734)   $    (760,919)   $   3,013,117
                                                                =============    =============    =============

Basic and diluted earnings per share:
  Continuing operations                                         $       (1.07)   $        0.22    $        0.55
  Discontinued operations                                                --              (0.32)           (0.17)
                                                                -------------    -------------    -------------
        Net income (loss)                                       $       (1.07)   $       (0.10)   $        0.38
                                                                =============    =============    =============

See accompanying notes.


FINANCIAL TRENDS AT A GLANCE (CONTINUED)
   GOVERNMENT SALES (IN MILLIONS OF DOLLARS)

[LINEGRAPH]

$39.1   55.9     60.8    47.1      56.2
1996    1997     1998    1999      2000

  COMMERCIAL SALES (IN MILLIONS OF DOLLARS)

[LINEGRAPH]

$63.7   86.8     85.1    84.8      105.7
1996    1997     1998    1999      2000

WWW.SPARTON.COM                        20

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                                                               2000            1999            1998
                                                                           ------------    ------------    ------------
OPERATING ACTIVITIES:
   Income (loss) from continuing operations                                $ (8,407,734)   $  1,759,081    $  4,333,117
   Add (deduct) noncash items affecting continuing operations:
    Depreciation                                                              2,371,871       2,101,262       1,868,208
    Deferred income taxes                                                    (3,430,000)        513,000       1,102,000
    Pension                                                                    (623,593)       (665,564)       (489,257)
    (Gain) loss on sale of property, plant and equipment                        (23,719)         51,739        (560,126)
    Environmental charge                                                     10,000,000            --              --
    Other                                                                       (37,016)        (85,998)         47,000
   Add (deduct) changes in operating assets and liabilities:
    Accounts receivable                                                      (4,451,038)      7,275,926         183,602
    Inventories and prepaid expenses                                        (11,179,926)     (8,140,631)     (3,171,981)
    Income taxes recoverable                                                    138,485        (622,083)           --
    Accounts payable, salaries and wages, accrued liabilities
       and income taxes                                                       2,887,232      (2,386,883)     (2,298,458)
                                                                           ------------    ------------    ------------
   Net cash provided (used) by continuing operations                        (12,755,438)       (200,151)      1,014,105
   Income taxes on discontinued operations                                         --         1,480,000         680,000
   Cash flow provided (used) by discontinued operations                            --           597,788      (2,497,758)
                                                                           ------------    ------------    ------------
    NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                        (12,755,438)      1,877,637        (803,653)

INVESTING ACTIVITIES:
   Purchases of property, plant and equipment                                (2,398,139)     (2,908,852)     (4,078,602)
   Proceeds from sale of assets of discontinued operations                         --         1,216,890       2,283,164
   Proceeds from (purchases of) investment securities - net                  15,479,198       3,530,227      (1,726,280)
   Other, principally noncurrent other assets                                   416,443      (3,470,645)        143,774
   Proceeds from sale of property, plant and equipment                          144,583            --           575,190
   Discontinued operations, principally purchases of property,
     plant and equipment                                                           --           (39,772)       (236,447)
                                                                           ------------    ------------    ------------
    NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                         13,642,085      (1,672,152)     (3,039,201)

FINANCING ACTIVITIES:
   Common stock transactions, principally from exercise of stock options           --              --            66,250
   Principal payments on long-term borrowings, discontinued operations             --          (123,000)       (161,743)
                                                                           ------------    ------------    ------------
    NET CASH USED BY FINANCING ACTIVITIES                                          --          (123,000)        (95,493)
                                                                           ------------    ------------    ------------

INCREASE (DECREASE) IN CASH                                                     886,647          82,485      (3,938,347)
  Cash at beginning of year                                                   4,165,758       4,083,273       8,021,620
                                                                           ------------    ------------    ------------
CASH AT END OF YEAR                                                        $  5,052,405    $  4,165,758    $  4,083,273
                                                                           ============    ============    ============

Supplemental disclosures of cash paid (refunded) during the year:
  Interest expense                                                         $       --      $      1,000    $      6,000
                                                                           ============    ============    ============

  Income taxes - net                                                       $   (564,000)   $    350,000    $  2,364,000
                                                                           ============    ============    ============

See accompanying notes.

                                                                  [SPARTON ICON]

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                                  COMMON STOCK,                       ACCUMULATED
                                                 $1.25 PAR VALUE          CAPITAL IN     OTHER
                                           --------------------------     EXCESS OF   COMPREHENSIVE   RETAINED
                                             SHARES         AMOUNT        PAR VALUE   INCOME (LOSS)    EARNINGS       TOTAL
                                           -----------    -----------    -----------   -----------    -----------   -----------
Balance June 30, 1997                        7,818,090    $ 9,772,613    $   440,677   $   (32,000)   $75,061,160   $85,242,450
   Exercise of stock options                    10,000         12,500         53,750                                     66,250
   Net income                                                                                           3,013,117     3,013,117
   Other comprehensive income:
     Net unrealized gains in marketable
        securities (Note 3)                                                                 47,000                       47,000
                                                                                                                    -----------
         Comprehensive net income                                                                                     3,060,117
                                           -----------    -----------    -----------   -----------    -----------   -----------
Balance June 30, 1998                        7,828,090      9,785,113        494,427        15,000     78,074,277    88,368,817
   Net loss                                                                                              (760,919)     (760,919)
   Other comprehensive income:
     Net unrealized losses in marketable
        securities (Note 3)                                                                (86,000)                     (86,000)
                                                                                                                    -----------
         Comprehensive net loss                                                                                        (846,919)
                                           -----------    -----------    -----------   -----------    -----------   -----------
 Balance June 30, 1999                       7,828,090      9,785,113        494,427       (71,000)    77,313,358    87,521,898
  Net loss                                                                                             (8,407,734)   (8,407,734)
  Other comprehensive income:
    Net unrealized losses in marketable
       securities (Note 3)                                                                 (37,014)                     (37,014)
                                                                                                                    -----------
         Comprehensive net loss                                                                                      (8,444,748)
                                           -----------    -----------    -----------   -----------    -----------   -----------
 BALANCE JUNE 30, 2000                       7,828,090    $ 9,785,113    $   494,427   $  (108,014)   $68,905,624   $79,077,150
                                           ===========    ===========    ===========   ===========    ===========   ===========

See accompanying notes.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREOWNERS
SPARTON CORPORATION

We have audited the accompanying consolidated balance sheets of Sparton Corporation and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sparton Corporation and subsidiaries at June 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

Toledo, Ohio
                                                  /s/Ernst & Young LLP
August 25, 2000

WWW.SPARTON.COM                        22

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Sparton Corporation and all subsidiaries. All significant intercompany transactions and accounts have been eliminated.

The June 30, 1999, balance sheet has been reclassified to conform to the June 30, 2000, presentation. Amounts previously reported as discontinued operations have been reclassified as they are no longer deemed material.

OPERATIONS - The Company's operations are in one line of business, electronic manufacturing services (EMS). Products and services include microprocessor-based systems, transducers, printed circuit boards and assemblies, sensors and electromechanical devices for the telecommunications, medical, electronics and other industries. The Company also develops and manufactures sonobuoys, air deployed anti-submarine warfare (ASW) devices, used by the U.S. Navy and other free-world countries.

USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the disclosure of assets and liabilities and the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION - The Company's net sales are comprised of product sales and revenue earned from engineering and design services. Revenue from product sales is recognized upon shipment of the goods; service revenue is recognized as the service is performed or under the percentage of completion method, depending on the nature of the arrangement. Long-term contracts relate to government defense contracts. Contracts are accounted for based on completed units shipped and their estimated average cost per unit. Development contracts are accounted for based on percentage of completion. Costs and fees billed under cost-reimbursement-type contracts are recorded as sales. A provision for the entire amount of a loss on a contract is charged to operations as soon as the loss is determinable.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", which clarifies certain conditions to be met in order to recognize revenue. Implementation is to be no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB 101 is not expected to have a material effect on the Company's financial position or results of operations.

CREDIT PRACTICES - The Company sells products principally in the commercial and governmental electronics manufacturing markets. Credit terms are granted and periodically revised based on evaluations of the customers' financial condition, with collateral generally not required. Receivables from foreign customers are generally secured by letters of credit or cash advances.

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

In June 1999, the Company acquired a 12% interest, on a fully dilutive basis, in Cybernet Systems Corporation, a privately held company headquartered in Ann Arbor, Michigan. This investment is carried at cost, as there is no established market price for shares held, and is included in other assets.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This accounting standard, which is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, requires that all derivatives be recognized as either assets or liabilities at estimated fair value. The adoption of SFAS No. 133 is not expected to have any effect on the Company's financial position or results of operations.

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

The following are the major classifications of inventory:

                            2000          1999
                        -----------   -----------
Raw materials           $42,419,000   $34,936,000
Work in process
   and finished goods     8,771,000     5,265,000
                        -----------   -----------
                        $51,190,000   $40,201,000
                        ===========   ===========

                                                                  [SPARTON ICON]

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

DEPRECIATION - Depreciation is provided over estimated useful lives on accelerated methods, except for certain buildings, machinery and equipment with aggregate costs at June 30, 2000, of approximately $9,664,000 which are being depreciated on the straight-line method. Estimated useful lives generally range from 5 to 50 years for buildings and improvements, 3 to 16 years for machinery and equipment and 3 to 5 years for test equipment.

RESEARCH AND DEVELOPMENT EXPENDITURES - Expenditures for research and development not funded by customers amounted to approximately $4,707,000 in 2000, $2,079,000 in 1999 and $1,049,000 in 1998.

EARNINGS PER SHARE - Basic earnings per share were computed using the weighted-average number of shares outstanding of 7,828,090 in both 2000 and 1999, and 7,826,840 in 1998. Differences in the weighted-average number of shares outstanding for purposes of computing diluted earnings per share were due to the inclusion of the dilutive effect of employee incentive stock options previously granted of 602 in 2000 and 164,043 in 1998. These differences in the weighted-average number of shares outstanding for the calculation of basic and diluted earnings per share were not material in any of the reporting periods within fiscal year 2000 or 1998, and resulted in no differences between basic and diluted earnings per share. Options to purchase 148,500 shares in 2000 and 171,000 shares in 1999 of common stock were outstanding but were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

2.  COMPREHENSIVE INCOME

The reporting of comprehensive income requires disclosure of total non-stockholder changes in equity in interim periods and additional disclosures of the components of non-stockholder changes in equity on an annual basis. Total non-stockholder changes in equity includes all changes in equity during a period except those resulting from investments by and distributions to stockholders.

Total comprehensive income (loss) for the years ended June 30 are as follows:

                                     2000           1999           1998
                                 -----------    -----------    -----------
Net income (loss)                $(8,408,000)   $  (761,000)   $ 3,013,000
Other Comprehensive Income:
  Unrealized gains (losses) on
     investment securities           (37,000)       (86,000)        47,000
                                 -----------    -----------    -----------
Comprehensive income (loss)      $(8,445,000)   $  (847,000)   $ 3,060,000
                                 ===========    ===========    ===========

3.  INVESTMENT SECURITIES

Details of the investment securities portfolio as of June 30, 2000 and 1999, are as follows:

                                                  GROSS
                                 AMORTIZED      UNREALIZED    ESTIMATED
JUNE 30, 2000:                     COST            LOSSES     FAIR VALUE
--------------                  -----------    -----------    -----------
Debt securities:
 Corporate - primarily U.S.     $ 2,046,000    $   (29,000)   $ 2,017,000
 U.S. Government and
    federal agency                  119,000         (5,000)       114,000

 State and municipal              1,250,000           --        1,250,000

Equity securities - primarily
   preferred stock                1,400,000       (137,000)     1,263,000
                                -----------    -----------    -----------
                                $ 4,815,000    $  (171,000)   $ 4,644,000
                                ===========    ===========    ===========

                                                  Gross
                                Amortized       Unrealized      Estimated
June 30, 1999:                     Cost            Losses       Fair Value
--------------                  ------------    ------------    ------------
Debt securities:
 Corporate - primarily U.S.     $ 11,698,000    $    (83,000)   $ 11,615,000
 U.S. Government and
    federal agency                 2,895,000         (15,000)      2,880,000

 State and municipal               3,166,000          (2,000)      3,164,000

Equity securities - primarily
   preferred stock                 2,476,000         (12,000)      2,464,000
                                ------------    ------------    ------------
                                $ 20,235,000    $   (112,000)   $ 20,123,000
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

The Company had no gross purchases of investment securities in 2000 and $26,347,000 in 1999. Gross sales of investment securities totaled $15,479,000 and $29,877,000 in 2000 and 1999, respectively.

In June 1999, the Company purchased an investment in Cybernet Systems for $3,000,000. Cybernet is a privately owned developer of hardware, software, next-generation network computing, and robotics products. The investment is carried at cost and included in other assets on the balance sheet at June 30, 2000 and 1999.

4.  LONG-TERM CONTRACTS

Inventories include costs related to long-term contracts of approximately $18,847,000 and $19,239,000 at June 30, 2000 and 1999, respectively, reduced by progress billings to the United States Government of approximately $3,309,000 and $1,026,000, respectively.

WWW.SPARTON.COM                        24

5.  LEASE INFORMATION

The Company leases certain machinery, data processing equipment, vehicles and other equipment. Such leases, some of which are noncancelable and which in many cases include renewal options, expire at various dates. The Company is responsible for most maintenance, insurance and taxes relating to these leased assets. Rent expense under agreements accounted for as operating leases was $2,094,000 in 2000, $1,920,000 in 1999 and $1,036,000 in 1998. At June 30, 2000,
future minimum lease payments for all noncancelable operating leases totaled $11,671,000 and was payable as follows: 2001-$3,208,000, 2002-$3,001,000,
2003-$2,953,000, 2004-$1,772,000, 2005-$737,000.


6.  STOCK OPTIONS

The Company has an incentive stock option plan under which 500,000 common shares were reserved for option grants to key employees at the fair market value of the stock at the date of the grant. This plan, approved by shareowners in October 1999, replaced a similar incentive stock option plan which had expired. Under the plan, the options generally become exercisable cumulatively, beginning one year after the date granted, in equal annual installments, and generally terminate five years after the date of grant. Individual grants may have a stock appreciation rights feature whereby optionees can surrender up to one-half of their unexercised options to the extent then exercisable in exchange for cash or common shares equal to the difference between the then-current market value and the option prices for shares issuable upon surrender of such options.

Information on options is as follows:

                                SHARES
                              UNDER OPTION      PRICE RANGE
                              ------------      -----------

Outstanding at June 30,1997     238,500      $ 6.625 to 8.375
  Granted                          --                     --
  Exercised                     (10,000)                6.625
  Cancelled                     (15,000)                8.375
                               --------       ---------------

Outstanding at June 30, 1998    213,500        6.625 to 8.375
  Granted                          --                     --
  Exercised                        --                     --
  Cancelled                     (42,500)                8.375
                               --------       ---------------

Outstanding at June 30, 1999    171,000        6.625 to 8.375
  Granted                        10,000                 3.813
  Exercised                        --                     --
  Cancelled                     (22,500)                8.375
                               --------       ---------------
OUTSTANDING AT JUNE 30, 2000    158,500       $3.813 TO 8.375
                               ========       ===============

At June 30, 2000, the per share weighted-average exercise price of options outstanding was $7.73. The weighted-average remaining contractual life of those options is approximately 2.0 years. At June 30, 2000, there were 95,250 options exercisable at the per share weighted-average exercise price of $7.55. The weighted-average fair value under SFAS 123 of the options was $2.90. Remaining shares available for grant under the plan were 490,000 at June 30, 2000. Had the compensation cost for the stock options been determined based on the fair value at the grant date consistent with the fair value method of SFAS 123, the Company's net earnings would have been reduced by $70,000 ($.01 per share) in 2000, 1999 and 1998.

Fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions for the options: risk-free interest rate of 5.92%, dividend yield of 0.0%, expected volatility of 32.7% and an expected option life of four years.


7.  EMPLOYEE BENEFIT PLANS

Pension Benefits
----------------

Prior to March 31, 2000, the Company maintained a contributory defined benefit pension plan covering certain salaried and hourly employees. Pension benefits were based on years of credited service. Additional benefits were available to contributory participants based upon their years of contributory service and compensation.

Effective April 1, 2000, the Company amended its defined benefit retirement plan to determine future benefits using a cash balance formula. On March 31, 2000, credited and contributory credited service under the plan's previous formula were frozen and that benefit amount changed to be based on the final 5 years average compensation instead of the previously used final 10 years. Under the cash balance formula, each participant has an account which is credited yearly with 2% of their salary, as well as the interest earned on their previous year end cash balance. In addition, a transition benefit was added to eliminate the shortfall in projected benefits that some eligible employees could experience. The Company's policy is to fund the plan based upon legal requirements and tax regulations.

The following weighted-average assumptions were used as of June 30:

                                    2000         1999
                                    ----         ----

Discount rate                       7.75%        7.0%
Expected return on plan assets       7.5          7.5
Rate of compensation increase        5.0          5.0

Net periodic pension income of $624,000, $666,000 and $489,000 was recognized in 2000, 1999 and 1998, respectively.

                                                                  [SPARTON ICON]

The components of net periodic pension income for each of the years were as follows:

                                  2000           1999           1998
                              -----------    -----------    -----------
Service cost                  $   386,000    $   355,000    $   314,000
Interest cost                     757,000        626,000        629,000
Expected return on
    plan assets                (1,413,000)    (1,282,000)    (1,099,000)
Amortization of
    prior service cost             27,000         (6,000)        (6,000)
Amortization of
   transition assets             (296,000)      (296,000)      (296,000)
Recognized net
   actuarial gain                 (85,000)       (63,000)       (31,000)
                              -----------    -----------    -----------

Net periodic pension income   $  (624,000)   $  (666,000)   $  (489,000)
                              ===========    ===========    ===========

The following tables summarize the changes in benefit obligations, plan assets and funding status of the plan at March 31:

                                                2000            1999
                                            ------------    ------------
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligation at beginning of period   $ 10,489,000    $  9,335,000
Service cost                                     921,000         878,000
Interest cost                                    757,000         626,000
Amendments                                       942,000            --
Actuarial (gains) losses                        (351,000)        361,000
Benefits paid                                 (1,765,000)       (711,000)
                                            ------------    ------------

Benefit obligation at end of period          $10,993,000    $ 10,489,000
                                            ============    ============

                                             2000            1999
                                         ------------    ------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at
      beginning of period                $ 19,475,000    $ 17,559,000
Actual return on plan assets                2,741,000       2,145,000
Plan participants' contributions              498,000         482,000
Benefits paid                              (1,765,000)       (711,000)

Fair value of plan assets at end of
   period, consisting principally of
   common stock (including 319,100
   shares of the Company's common
   stock), corporate bonds and U.S.
                                        -------------    ------------
   Government obligations                $ 20,949,000    $ 19,475,000
                                        =============    ============
Plan assets in excess of projected
   benefit obligations                   $  9,956,000    $  8,986,000
Unrecognized net actuarial gains           (4,782,000)     (3,224,000)
Unrecognized transition asset                (593,000)       (889,000)
Unamortized prior service cost                874,000         (41,000)
                                         ------------    ------------

Prepaid benefit cost included in other
   assets                                $  5,455,000    $  4,832,000
                                         ============    ============

Retirement Savings Plan
-----------------------

Effective with the change in the defined benefit plan, the Company expanded its defined contribution plan to cover all U.S. based employees of the Company. The Company matches 50 percent of participants' basic contributions of up to 5 percent of their wages. Amounts expensed under the plan were approximately $270,000, $111,000 and $106,000 for the years ended June 30, 2000, 1999 and
1998, respectively.

8.  INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at June 30, 2000 and 1999, are as follows:

                                               2000           1999
                                           -----------    -----------

Deferred tax assets:
  Accrual for environmental
     remediation                           $ 3,298,000    $   513,000
   Canadian tax carryovers                   2,730,000      2,613,000
   Inventories                               1,844,000      1,285,000
  U.S. net operating losses                    544,000           --
   Employment and compensation                 444,000        468,000
  Other                                        486,000        485,000
   Accrued liabilities on long-term loss
      contracts                                 16,000        439,000
                                           -----------    -----------
     Total deferred tax assets               9,362,000      5,803,000
   Less valuation reserve for
      Canadian tax carryovers               (2,730,000)    (2,613,000)
                                           -----------    -----------
                                             6,632,000      3,190,000

Deferred tax liabilities:
   Prepaid pension costs                     1,964,000      1,739,000
   Property, plant and equipment             1,029,000      1,242,000
                                           -----------    -----------
     Total deferred tax liabilities          2,993,000      2,981,000
                                           -----------    -----------

Net deferred tax assets                    $ 3,639,000    $   209,000
                                           ===========    ===========

Deferred taxes are included in the balance sheet at June 30, 2000 and 1999, as follows:

                                               2000           1999
                                           -----------    -----------

Prepaid expenses                           $ 3,334,000    $ 3,190,000
Deferred income taxes, noncurrent              305,000         --
Deferred tax liabilities                        --          2,981,000
                                           -----------    -----------
                                           $ 3,639,000    $   209,000
                                           ===========    ===========

WWW.SPARTON.COM                        26

Income (loss) before income taxes consists of the following:

                               2000            1999            1998
                          ------------    ------------    ------------
Continuing operations:

  United States           $(11,252,494)   $  5,489,104    $  6,141,769
  Canada                    (1,020,240)     (1,912,023)        372,348
                          ------------    ------------    ------------
                           (12,272,734)      3,577,081       6,514,117

Discontinued operations           --        (4,000,000)     (2,000,000)
                          ------------    ------------    ------------
                          $(12,272,734)   $   (422,919)   $  4,514,117
                          ============    ============    ============

The provision (credit) for income taxes consists of:

                               2000           1999          1998
                           -----------    -----------   -----------

Current:
  United States            $  (304,000)   $ 1,246,000   $   969,000
  States and local            (131,000)        59,000       110,000
                           -----------    -----------   -----------
                              (435,000)     1,305,000     1,079,000
Deferred - United States    (3,430,000)       513,000     1,102,000
                           -----------    -----------   -----------

                           $(3,865,000)   $ 1,818,000   $ 2,181,000
                           ===========    ===========   ===========

The consolidated effective tax rate differs from the statutory U.S. Federal tax rate for the following reasons and by the following percentages:

                                 2000       1999       1998
                               ------     ------     ------

Statutory U.S. Federal
      tax (benefit) rate        (34.0%)     34.0%      34.0%

Significant increases
(reductions) resulting from:

  Canadian tax loss
     carryovers and other         2.8       18.2       (0.2)

  Tax benefits of foreign
     sales corporation           (1.3)      (6.2)      (4.2)

  State and local income
     taxes                       (0.7)       1.1        2.0

  Other                           1.7        3.7        1.9
                               ------     ------     ------
Effective tax (benefit) rate    (31.5%)     50.8%      33.5%
                               ======     ======     ======

For U.S. income tax purposes, approximately $1,600,000 of noncapital losses are available at June 30, 2000, for carryover against income in future tax years. These carryovers expire in the year 2020.

For Canadian income tax purposes, approximately $6,680,000 of noncapital losses and scientific research and experimental development expenditures is available at June 30, 2000, for carryover against income in future tax years. These carryovers began to expire in the year 2000. In addition, unused investment tax credits of approximately $326,000 at June 30, 2000, are available for carryover against tax liabilities in future tax years. These carryover credits will begin to expire in the year 2004. For financial reporting purposes, a valuation reserve of $2,730,000 has been established for the full amount of the Canadian carryovers.

9.  COMMITMENTS AND CONTINGENCIES

One of Sparton's facilities, located in Albuquerque, New Mexico, has been the subject of ongoing investigations conducted with the United States Environmental Protection Agency (EPA) under the Resource Conservation and Recovery Act (RCRA). This EPA compliance issue involves an idled facility now leased to others. The investigation began in the early 1980s and involved a review of on-site and off-site environmental impacts.

On January 18, 2000, a Consent Decree was lodged with the Federal District Court in Albuquerque that resolved all disputes related to the Final Administrative Order dated February 10, 1998. As a result of the execution of the Consent Decree, the Company revised its estimate of the future minimum costs expected to be incurred, as well as the time period involved. The change in estimate resulted in a $10,000,000 pre-tax charge to operations in December 1999.

At June 30, 2000, Sparton has a remaining accrual of $9,162,000 as its estimate of the future undiscounted minimum financial liability for remediation. This amount is after payment of $1,675,000, in March, 2000, to resolve claims for damages to natural resources, civil penalties and costs, which were paid to various governmental agencies as part of the final terms of the Consent Decree. Cash expenditures for remediation activities are expected to be incurred over the next thirty years. The accrual reflects the Company's estimate of the minimum amount it will incur under the agreed upon work plans. The Company's cost estimate is based upon existing technology and excludes legal and related consulting costs. The Company's estimate includes equipment and operating costs for on-site and off-site pump and treat containment systems, a soil vapor extraction program and continued on-site and off-site monitoring.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible outcomes. Estimates developed in the early stages of remediation can vary significantly. Normally a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability.

Factors which cause uncertainties for the Company include, but are not limited to, the effectiveness of the current work plans in achieving targeted results and proposals of regulatory agencies for desired methods and outcomes. It is possible that cash flows and results of operations could be affected by the impact of the ultimate resolution of this contingency.

In addition to the $10,000,000 pre-tax charge described above, amounts charged to operations, principally legal and consulting, for the years ended June 30, 2000, 1999 and 1998, were $811,000, $1,756,000 and $1,821,000, respectively.

                                                                  [SPARTON ICON]

10.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited information shows selected items by quarter for the years ended June 30, 2000 and 1999, respectively.

                                                         First           Second         Third          Fourth
                                                        Quarter         Quarter        Quarter         Quarter
                                                      ------------   ------------    ------------    ------------

Net sales:
   2000                                               $ 34,473,957   $ 36,737,575    $ 41,756,764    $ 48,946,150
   1999                                                 32,449,428     38,974,458      26,981,204      33,495,399

Gross profit:
   2000                                                  3,096,937      1,974,277         360,488       6,113,858
   1999                                                  3,867,913      5,625,243       2,601,489       7,713,477

Income (loss):
   2000: (all continuing operations)                  $     76,168   $ (7,525,638)   $ (2,094,715)   $  1,136,451
                                                      ============   ============    ============    ============

   1999:
   Continuing operations                              $    109,489   $  1,210,912    $   (632,359)   $  1,071,039
   Discontinued operations                                    --             --        (2,520,000)           --
                                                      ------------   ------------    ------------    ------------
                                                      $    109,489   $  1,210,912    $ (3,152,359)   $  1,071,039

Income (loss) basic and diluted earnings per share:
   2000: (all continuing operations)                  $       0.01   $      (0.96)   $      (0.27)   $       0.15
                                                      ============   ============    ============    ============

   1999:
   Continuing operations                              $       0.01   $       0.15    $      (0.08)   $       0.14
   Discontinued operations                                    --             --             (0.32)           --
                                                      ------------   ------------    ------------    ------------
                                                      $       0.01   $       0.15    $      (0.40)   $       0.14
                                                      ============   ============    ============    ============

In the fourth quarter, gross profits were increased by $380,000 and $730,000 in 2000 and 1999, respectively, due to the net impact of reversals of certain inventory reserves established throughout the preceding three fiscal quarters and revisions in estimated completion costs on government defense contracts.

The results for the fourth quarter of 2000 and 1999 were reduced by $833,000 and $151,000, respectively, after adjusting the Company's full-year effective tax rate (benefit) to (31.5)% and 50.8%. The increased tax rate is due to the higher than expected losses at Sparton of Canada.

The Company also recorded a net loss on disposal of discontinued operations of $4,000,000 ($2,520,000 after tax) in the third quarter of 1999.

Finally, the results decreased $10,000,000 in the second quarter of 2000, and $570,000 in the third quarter of 1999 due to the Company's adjusting its accrual for EPA-related costs as described in Note 9.

WWW.SPARTON.COM                        28

11.  BUSINESS SEGMENT AND CONCENTRATION OF SALES

The Company operates in one business segment, commercial and government electronic manufacturing services.

Total direct sales on prime contracts to United States government agencies were $33,715,000 in 2000, $25,754,000 in 1999 and $25,326,000 in 1998. In both 2000 and 1999, one commercial customer accounted for 11% of consolidated sales. There were no other customers in 1998 that accounted for 10% or more of consolidated sales. Foreign export sales by U.S. operations to unaffiliated customers were $32,072,000 in 2000, $27,891,000 in 1999 and $45,684,000 in 1998. No single country accounted for 10% or more of export sales in 2000, 1999 or 1998.

Sales of ASW devices and related engineering contract services for the years 2000-1998 contributed approximately 31%, 30% and 36%, respectively, to total sales. Intercompany sales were not significant in any of these years.

                                       29                 [SPARTON ICON]

                            SELECTED FINANCIAL DATA

SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                                  2000             1999             1998             1997             1996
                                             -------------    -------------    -------------    -------------    -------------

OPERATING RESULTS

Net sales                                    $ 161,914,446    $ 131,900,489    $ 145,935,583    $ 142,736,800    $ 102,824,946

Costs and expense                              175,566,602      129,850,749      141,753,150      139,451,913      104,926,455
                                             -------------    -------------    -------------    -------------    -------------
                                               (13,652,156)       2,049,740        4,182,433        3,284,887       (2,101,509)

Other income (expense):

  Interest and investment income                   666,253        1,503,982        1,756,039        1,211,233          101,586

  Interest expense                                    --               (416)         (26,845)        (896,010)      (1,202,143)

  Other - net                                      713,169           23,775          602,490           12,793         (117,728)
                                             -------------    -------------    -------------    -------------    -------------
                                                 1,379,422        1,527,341        2,331,684          328,016       (1,218,285)
                                             -------------    -------------    -------------    -------------    -------------

Income (loss) from continuing operations
   before income taxes                         (12,272,734)       3,577,081        6,514,117        3,612,903       (3,319,794)

Provision (credit) for income taxes             (3,865,000)       1,818,000        2,181,000        1,371,000         (509,000)
                                             -------------    -------------    -------------    -------------    -------------
Income (loss) from continuing operations        (8,407,734)       1,759,081        4,333,117        2,241,903       (2,810,794)

Income (loss) from discontinued automotive
   operations, net of income taxes                    --         (2,520,000)      (1,320,000)      31,458,637       (1,269,390)
                                             -------------    -------------    -------------    -------------    -------------
Net income (loss)                            $  (8,407,734)   $    (760,919)   $   3,013,117    $  33,700,540    $  (4,080,184)
                                             =============    =============    =============    =============    =============

Weighted-average common shares outstanding       7,828,090        7,828,090        7,826,840        7,816,417        7,811,370

PER SHARE OF COMMON STOCK

Income (loss):

 Continuing operations                       $       (1.07)   $        0.22    $        0.55    $        0.29    $       (0.36)
 Discontinued operations                              --              (0.32)           (0.17)            4.02            (0.16)
                                             -------------    -------------    -------------    -------------    -------------

                                             $       (1.07)   $       (0.10)   $        0.38    $        4.31    $       (0.52)
                                             =============    =============    =============    =============    =============
Shareowners' equity                          $       10.10    $       11.18    $       11.29    $       10.90    $        6.60

Dividends                                             --               --               --               --               --

OTHER FINANCIAL DATA

Total assets                                 $ 108,976,236    $ 108,337,035    $ 111,121,335    $ 114,177,087    $ 119,270,663
Working capital                                 64,778,574       68,578,975       71,118,395       68,760,933       29,940,793
Working capital ratio                               4.00:1           4.85:1           4.52:1           3.53:1           1.47:1

Long-term obligations                                 --               --               --
                                                                                                         --      $      75,000

Shareowners' equity                             79,077,150       87,521,898       88,368,817       85,242,450       51,529,879


WWW.SPARTON.COM                        30

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant events affecting the Company's earnings and financial condition during the periods included in the accompanying financial statements. The Company's operations are in one line of business, electronic manufacturing services (EMS). This includes the design, development and/or manufacture of electronic parts and assemblies for both government and commercial customers worldwide. In August 1996, the Company formalized its decision to offer for sale its automotive operations. Accordingly, these operations, formerly classified as the Automotive and Industrial Products segment, were reclassified and reported as discontinued operations.

The Private Securities Litigation Reform Act of 1995 reflects Congress' determination that the disclosures of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by corporate management. The following discussion about the Company's results of operations and financial condition contains forward-looking statements that involve risk and uncertainty. The Company notes that a variety of factors could cause the actual results and experience to differ materially from anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, growth forecasts and results of the Company's business include, but are not limited to, timing and fluctuations in U.S. and/or world economies and in customer demand for products, competition in the overall EMS business, the availability and cost of materials, production labor and management services under terms acceptable to the Company, Congressional budget outlays for sonobuoy development and production, Congressional legislation, changes in the interpretation of environmental laws and the uncertainties of environmental remediation. The Company began to encounter material availability and extended lead time issues on electronic components. Shortages on some key electronic components has resulted in higher prices. This shortage on some critical electronic components could impact the electronics industry, and Sparton specifically, for some time. Availability of material components could adversely affect the Company's ability to meet customers' production schedules. In addition, the ability to recover increasing material costs from customers will be a factor in future operating results. Management cautions readers not to place undue reliance on forward-looking statements, which are subject to influence by the enumerated risk factors as well as unanticipated future events.

FISCAL 2000 COMPARED TO FISCAL 1999

Sales for the year ended June 30, 2000, were $161,914,000, an increase of $30,014,000 (23%) from 1999. Governmental EMS sales increased $9,140,000. These sales were below expectations. Commercial EMS sales of $105,671,000 increased $20,874,000. Sales increased $34,385,000 (32%) to $142,751,000 at Sparton
Electronics due to higher commercial sales and increased shipments of sonobuoys. Sales increased $2,199,000 (10%) to $23,742,000 at Sparton Technology primarily as a result of increased wiring harness sales. Canadian revenues totaled $4,313,000, an increase of 73% from last year.

The Company continues to address cost control measures on programs that have adversely affected operational costs. Costs on several development and production sonobuoy programs were higher than anticipated and estimates to complete the programs increased $1,200,000 in the fourth quarter and $4,500,000 year-to-date. In addition, a major commercial program adversely impacted margins with higher than expected startup costs of $2,500,000 year-to-date.

An operating loss of $13,652,000 was reported for 2000 compared to income of $2,050,000 last year. The 2000 results were lower than expected. Included within these operating results were adverse capacity variances of $3,337,000 and $3,646,000 for 2000 and 1999, respectively, caused by underutilized capacity at several production facilities. These results also reflect Coors Road-related EPA costs and expenses of $10,811,000 and $1,756,000 in 2000 and 1999, respectively. This EPA charge is more fully described in Note 9 to the financial statements.

Selling and administrative expense increased by $7,439,000 to $25,198,000 in 2000. The largest expense incurred was $10,811,000 for environmental remediation issues, including the $10,000,000 increase to the EPA reserve reported in the second quarter. Without the increase in the EPA expense, selling and administrative costs were significantly below last year, mainly due to consolidation of operations.

Interest and investment income decreased $838,000 to $666,000 in 2000 due to lower average investments. These investment securities are more fully described in Note 3 to the financial statements.

The Company has been a policyholder in Metropolitan Life Insurance Company (MetLife) since 1927. Recently MetLife changed from a mutual to a stock company. In the fourth quarter of 2000, the Company received approximately $1,500,000 upon the sale of its shares in the new company which proceeds were reported as a return of premium and included in operating income. Of the $1,500,000, $221,000 was credited as a reduction to administrative expense, with the balance to cost of sales.

After provision for applicable income taxes as discussed in Note 8 to the financial statements, the Company reported a

                                                                  [SPARTON ICON]
loss from continuing operations of $8,408,000 ($(1.07) per share) in 2000 compared to income of $1,759,000 ($.22 per share) in 1999.

A net loss of $8,408,000 ($(1.07) per share) was reported in 2000 compared to a net loss of $761,000($(.10) per share) in 1999.

FISCAL 1999 COMPARED TO FISCAL 1998

Sales for the year ended June 30, 1999 were $131,900,000, a decrease of $14,035,000 (10%) from 1998. Governmental EMS sales declined $13,792,000. These sales were below expectations. Commercial EMS sales of $84,797,000 were essentially unchanged. Sales decreased $15,653,000 (13%) to $108,366,000 at Sparton Electronics due to lower sonobuoy sales. Sales increased $2,724,000 (13%) to $21,543,000 at Sparton Technology mainly as a result of increased wiring harness sales. Canadian revenues totaled $2,494,000, a decrease of 44% from last year. Sparton of Canada continues to be challenged in replacing government defense sales.

Operating income of $2,050,000 was reported for 1999 compared to income of $4,182,000 in 1998. These results were lower than expected. Included within these operating results were adverse capacity variances of $3,646,000 and $1,844,000 for 1999 and 1998, respectively, caused by underutilized capacity at several production facilities. These results also reflect Coors Road-related EPA costs and expenses of $1,756,000 and $1,821,000 in 1999 and 1998, respectively.

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

In recording the gain on sale of the discontinued automotive operations in December 1996, the Company included estimates of the potential sales value and operating losses that would be incurred by Sparton Engineered Products, Inc.-Flora Group through the date of expected disposal. At the time, these estimates were tentative because the Company had focused its efforts on the sale of the larger automotive business, KPI Group, and had not received competitive responses from potential buyers for the Flora Group. In December 1996, the Company received an initial letter of intent for the purchase of the Flora Group. Extended and protracted negotiations for over a year failed to result in an acceptable agreement with this buyer. At the same time, the Company continued to pursue other competitive offers.

After extensive efforts to sell the Flora operations proved unsuccessful, the Board of Directors approved the closing of the facility in August 1998. In December 1998, Flora production ceased. An auction of inventory and equipment was held in January 1999. Both inventory and equipment were expected to be sold in groupings by product line thereby maximizing the value received for both inventory and equipment. Seventy five percent or more of the book value of inventory and equipment was expected to be recovered through sales by product line. However, the sales of various product lines did not materialize. At auction, individual items were sold essentially for scrap value. As a result, a pre-tax charge of $4,000,000 ($2,520,000 after-tax) was recognized for the year ended June 30, 1999. An auction in February 1999 did not generate sufficient interest in the Flora real property, and the property will be placed for sale with a real estate broker.

The Company reported a net loss of $761,000 ($(.10) per share) in 1999 compared to a net income of $3,013,000 ($.38 per share) in 1998.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of liquidity and capital resources has historically been from operations. Short-term credit facilities have been used in the past to provide added liquidity. The Company continues to experience a change in its liquidity sources as the volume of U.S. defense-related contract work declines as a percentage of total Company revenues. Certain government contracts provide for interim progress billings based on costs incurred. These progress billings reduce the amount of cash that would otherwise be required during the performance of these contracts. As the volume of U.S. defense-related contract work declines, so has the relative importance of progress billings as a liquidity resource. At the present time, the Company plans on using its investment securities to provide working capital and to strategically invest in additional property, plant and equipment to accommodate growth in the EMS business. While the Company has had no short-term debt outstanding or credit agreements since December 1996, management believes that it could secure credit facilities under terms acceptable to the Company should the need arise.

Cash flows used by continuing operating activities were $12,755,000 and $200,000 in 2000 and 1999, respectively. Cash flows provided were $1,014,000 in 1998. The primary use of 2000 cash flows was an increase in inventory. Primary sources included an increase in accounts payable.

Cash flows provided by investing activities were $13,642,000 in 2000. Cash flows used were $1,672,000 in 1999 and $3,039,000 in 1998. Cash flows were primarily provided by the sale of investment securities. The major use of cash by investing activities was the purchase of equipment to update and expand the Company's production capabilities in its continuing electronics business. Additionally, the Company acquired an investment in Cybernet Systems for $3,000,000 in 1999. Cybernet is a privately owned developer of hardware, software and next-generation network computing and robotics products. Sparton may potentially manufacture one or

WWW.SPARTON.COM                        32
more of several new products in development by Cybernet. This investment is an additional way for Sparton to develop its strength in emerging fields of technology.

There were no financing activities in 2000. Cash flows used by financing activities were $123,000 in 1999, and $95,000 in 1998.

At June 30, 2000, the Company had $64,779,000 in working capital.

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

In February 1997, three lawsuits were filed against Sparton's wholly owned subsidiary, Sparton Technology, Inc., in Federal District Court in Albuquerque, one by the United States on behalf of the EPA, the second by the State of New Mexico and the third by the City of Albuquerque and the County of Bernalillo. All three actions alleged that the impacts to soil and groundwater associated with Sparton Technology's Coors Road facility presented an imminent and substantial threat to human health or the environment.

On March 3, 2000, a Consent Decree was entered, settling the lawsuits as well as a related administrative enforcement action. The Consent Decree represents a judicially enforceable settlement agreement under which Sparton Technology has paid $1,000,000 to resolve claims for damages to natural resources, $475,000 to resolve claims for civil penalties for alleged violations of state law and an order entered in the related administrative enforcement action, and $200,000 for reimbursement of the litigation costs of certain plaintiffs. The Consent Decree also contains work plans describing remedial activity Sparton Technology agreed to undertake. In exchange for the monetary payment and an agreement to implement the work plans, Sparton Technology is receiving covenants not to sue that, except in fairly extraordinary circumstances, prevent any further administrative or judicial action by state and federal entities in connection with the impacts to the environment associated with past activities at the Coors Road facility that was the subject of the existing legal proceedings.

The work plans provide for the installation of an off-site containment well (already completed and operating), enhancement to an on-site soil vapor extraction system (in operation) and an on-site containment well. It is anticipated that these remediation activities will operate for a period of time during which Sparton Technology and the regulatory agencies will analyze their effectiveness. The Company believes that it will take at least three to five years before the effectiveness of the groundwater extraction wells can be established.

Upon entering into the Consent Decree, the Company reviewed its estimates of the future costs expected to be incurred in connection with its remediation of the environmental issues associated with its Coors Road Plant over the next 30 years. The Company increased its accrual for the cost of addressing environmental impacts associated with its Coors Road Plant by $10,000,000, pre-tax, in December 1999. At June 30, 2000, the remaining undiscounted minimum accrual for EPA remediation approximates $9,162,000. This balance is after pay-ment of the $1,675,000 in costs and damages, described above, payable to the various plaintiff parties, which amount was paid in March 2000. The Company's estimate is based upon existing technology and current costs which have not been discounted. The estimate includes equipment and operating and maintenance costs for the on-site and off-site pump and treat containment systems, a soil vapor extraction program and continued on-site and off-site monitoring. It also includes the required periodic reporting requirements. This estimate does not include legal and related consulting costs which are expensed as incurred. The estimate does not reflect any offset or reduction for monies recovered from various parties which the Company is currently pursuing as described below.

In 1995 Sparton Corporation and Sparton Technology, Inc. filed a Complaint in the Circuit Court of Cook County, Illinois, against Lumbermens Mutual Casualty Company and American Manufacturers Mutual Insurance Company demanding reimbursement of expenses incurred in connection with its

                                                                  [SPARTON ICON]
remediation efforts at the Coors Road facility based on various primary and excess comprehensive general liability policies in effect between 1959 and 1975. In 1999 the Complaint was amended to add various other excess insurers, including certain London market insurers and Fireman's Fund Insurance Company. The case is currently in the discovery stage.

On February 11, 1998, Sparton Technology, Inc. commenced litigation in the United States Court of Federal Claims alleging that the Department of Energy
(DOE), acting through its contractors, Sandia Corporation and Allied Signal, Inc., is liable for reimbursement of Sparton's costs incurred in defending against and complying with federal and state regulatory requirements. The DOE prescribed certain mandatory performance requirements that were then imposed upon Sparton Technology through its agreements with Sandia Corporation and Allied Signal, Inc. On February 9, 1999, the Court of Federal Claims dismissed Sparton Technology's complaint on the basis of a lack of jurisdiction concluding that an agency relationship did not exist between Sandia Corporation and Allied Signal, Inc. and the United States for purposes of reimbursing costs incurred during litigation. Sparton Technology believed that the court erred in its decision and filed its notice of appeal on April 9, 1999. On April 18, 2000, the Federal Circuit reversed the lower court's decision and reinstated Sparton Technology's claim for purposes of examining whether the Court of Federal Claims does indeed have jurisdiction. Sparton Technology is now proceeding with discovery on the jurisdiction related issues.

Sparton Technology, Inc. filed a complaint on September 21, 1998, against Allied Signal, Inc. in U.S. District Court in Kansas City seeking to recover costs incurred to investigate and remediate impacts to the environment at its Coors Road facility. In July 1999, the Court allowed Sparton Technology to amend its complaint to add Sandia Corporation and the DOE as defendants. In March 2000, the case was transferred to the United States District Court in Albuquerque, New Mexico. Written discovery has commenced, but all further discovery has been stayed as of July 13, 2000, pursuant to an Order of the Court. The Company and the three defendants are now engaged in a Court ordered mediation to determine whether the case can be settled. No time deadline on the mediation and no trial date have been set for the case, in the event the case cannot be settled.

At this time, the Company is unable to predict the amount or timing of recovery, if any, that may result from the pursuit of these before-mentioned three claims.

WWW.SPARTON.COM                        34

                    DIRECTORS, OFFICERS AND GENERAL MANAGERS

DIRECTORS:

JAMES N. DEBOER (2,3)
   Partner
   Law Firm of Varnum, Riddering,
   and Howlett, LLP
   Grand Rapids, Michigan

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

OFFICERS:

SPARTON  CORPORATION

JOHN J. SMITH
   Chairman and Chief Executive Officer

DAVID W. HOCKENBROCHT
   President and Chief Operating Officer

RICHARD L. LANGLEY
   Vice President, Treasurer and Assistant Secretary

R. JAN APPEL
   Vice President, General Counsel and Secretary

DEBORAH G. BROWN
  Chief Information Officer

ALAN J. HOUGHTALING
  Vice President, Director Business Development

STEPHANIE A. MARTIN
  Vice President, Corporate Materials, Acquisitions and Logistics

DOUGLAS E. JOHNSON
   Vice President, General Manager
   Sparton Electronics

RICHARD D. MICO
   Vice President, General Manager
   Sparton Technology, Inc.

MICHAEL G. WOODS
   Vice President, General Manager
   Sparton of Canada, LTD.

COMMITTEE ASSIGNMENTS:
(1) Audit committee
(2) Compensation committee
(3) Executive committee

                                                                  [SPARTON ICON]

FACILITIES

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

WEBSITE:
HTTP://WWW.SPARTON.COM

COMMON STOCK LISTING:
New York Stock Exchange under the symbol SPA.

Transfer Agent/Registrar:

     PRINCIPAL TRANSFER AGENT:
        Illinois Stock Transfer Company
        209 West Jackson Blvd., Suite 903
        Chicago, IL  60606-6905
        (312) 427-2953
        (800) 757-5755

     REGISTRAR:
        HSBC Bank USA
        Issuers Services
        140 Broadway - Lower Level A
        New York, NY  10005-1180

FORM  10-K  AVAILABLE:

A copy of Sparton Corporation's annual report on Form 10-K for the year ended June 30, 2000, filed with the Securities and Exchange Commission, will be furnished without charge to any shareowner upon written request to Richard L. Langley, Vice President-Treasurer, Sparton Corporation, 2400 E. Ganson St., Jackson, MI 49202.

NOTICE OF ANNUAL MEETING:

The Annual Meeting of Sparton Corporation will be held at 10:00 a.m. on October 25, 2000, in the Company offices, 2400 E. Ganson St., Jackson, Michigan.

It is Sparton Corporation's policy to afford equal employment opportunity to all employees and qualified applicants for employment without regard to race, religion, creed, color, sex, national origin, age, handicap or veteran status.

WWW.SPARTON.COM                        36

THE SPARTON ALLIANCE NETWORK

             [AXIOM LOGO]                       [CIRTRONICS CORPORATION LOGO]
                 AXIOM                             CIRTRONICS CORPORATION
             NORTH CAROLINA                           NEW  HAMPSHIRE
              704.398.0887                             603.654.6125
            WWW.AXIOMID.COM                          WWW.CIRTRONICS.COM

      [MICRO DYNAMICS CORPORATION LOGO]         [OCM TECHNOLOGY INC LOGO]
        MICRO DYNAMICS CORPORATION                  OCM TECHNOLOGY INC
                MINNESOTA                                 CANADA
              612.941.8071                             613.736.5665
         WWW.MICRODYNAMICS.COM                        WWW.OCMTECH.COM

    [SIMCLAR INTERNATIONAL LTD LOGO]         [TEXATRONICS CORPORATION LOGO]
        SIMCLAR INTERNATIONAL LTD                TEXATRONICS CORPORATION
                SCOTLAND                                   TEXAS
              01383 735161                             972.479.1466
            WWW.SIMCLAR.COM                         WWW.TEXATRONICS.COM

[SPARTON LOGO]

SPARTON CORPORATION
2400 EAST GANSON STREET
JACKSON, MICHIGAN 49202
800.248.9579

SPARTON ELECTRONICS
30167 POWER LINE ROAD
BROOKSVILLE, FLORIDA 34602
352.799.6520

SPARTON ELECTRONICS
5612 JOHNSON LAKE ROAD
DELEON SPRINGS, FLORIDA 32130
904.985.4631

SPARTON ELECTRONICS
2400 EAST GANSON STREET
JACKSON, MICHIGAN 49202
517.787.8600

SPARTON ELECTRONICS
4901 ROCKAWAY BLVD., NE
RIO RANCHO, NEW MEXICO 87124
505.892.5300

SPARTON ELECTRONICS
99 ASH STREET
LONDON, ONTARIO, CANADA N5Z 4V3
519.455.6320

SPARTON MEDICAL SOLUTIONS
5612 JOHNSON LAKE ROAD
DELEON SPRINGS, FLORIDA 32130
904.985.4631

SPARTON MEDICAL SOLUTIONS
RESEARCH TRIANGLE PARK
4819 EMPEROR BLVD., FOURTH FLOOR
DURHAM, NORTH CAROLINA 27703
919.313.4570

SPARTON TECHNOLOGY, INC.
4901 ROCKAWAY BLVD., NE
RIO RANCHO, NEW MEXICO 87124
505.892.5300