Form 10-K, Exhibit 13
period 2001-06-30
SPARTON CORP
filed 2001-09-28
CIK 92679

                                                                      Exhibit 13
[FRONT COVER]


REAL PEOPLE. REAL SOLUTIONS.





SPARTON CORPORATION



                                                              2001 ANNUAL REPORT

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


People on the Cover:

VIVIAN DENNARD                     [Photo]
Customer Business
Manager

ANNETTE SOBOLEWSKI                 [Photo]
Customer Business Manager

STEPHANIE MARTIN                   [Photo]
Vice President,
Corporate Materials
Acquisitions & Logistics

LORRIE DARWIN                      [Photo]
Manufacturing Cell Manager

ALAN J. HOUGHTALING                [Photo]
Vice President,
Director Business Development
       &
CYNTHIA GOECKEL
Materials Manager

ERIC FABRICIUS-OLSEN               [Photo]
Customer Business
Manager


INDEX

Financial Highlights.....................1
Shareowners' Letter......................2
Sparton Operations.......................4
Financial Performance ..................13
Directors and Officers..................30
Sparton Facilities......................31
Annual Meeting Notification.............31

                              FINANCIAL HIGHLIGHTS

           SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                                             2001                   2000               1999
                                                             ----                   ----               ----

Net sales                                               $ 187,620,426        $ 161,914,446        $ 131,900,489

Net income (loss):
 Continuing operations                                  $   1,619,037        $  (8,407,734)       $   1,759,081
 Discontinued operations                                         --                   --             (2,520,000)
                                                        -------------        -------------        -------------

                                                        $   1,619,037        $  (8,407,734)       $    (760,919)
                                                        =============        =============        =============

Working capital                                         $  65,977,180        $  64,778,574        $  68,578,975
Working capital ratio                                          4.21:1               4.00:1               4.85:1
Common shares outstanding at June 30                        7,570,090            7,828,090            7,828,090

Basic and diluted earnings per share:
  Income (loss):
   Continuing operations                                $        0.21        $       (1.07)       $        0.22
   Discontinued operations                                       --                   --                  (0.32)
                                                        -------------        -------------        -------------
                                                        $        0.21        $       (1.07)       $       (0.10)
                                                        =============        =============        =============

Additional per share information:
  Working capital                                       $        8.72        $        8.28        $        8.76
  Shareowners' equity                                           10.50                10.10                11.18


MARKET DATA
 Price range
 New York Stock Exchange

                                                                           YEARS ENDED JUNE 30
                                             -------------------------------------------------------------------------------------
                                                         2001                       2000                              1999
                                             -------------------------     -----------------------           ---------------------
Quarter ended:                                 High              Low        High             Low              High           Low
                                             -------------------------     -----------------------           ---------------------
September 30                                  $4 1/4           $3 5/8      $6 5/8           $5 5/8           $8 7/8        $5 3/4
December 31                                    6                4           5 5/8            4 5/8            6 3/8         5 5/8
March 31                                       6 1/4            4           6 1/8            4 1/2            7 1/2         6
June 30                                        7 1/4            6 1/8       4 3/4            3 3/4            6 3/8         5 7/8

Recent Price as of August 31, 2001......................$7.20
Shareowners of record.....................................684

                             LETTER TO SHAREOWNERS
[Photo]

BRADLEY O. SMITH
CHAIRMAN OF THE BOARD

To our Shareowners:

This year we have chosen to present a review of some of the highlights and initiatives through the introduction of a few of our Sparton associates. They were difficult to choose, as there was ample evidence that while those chosen were certainly worthy, there were many more that could have been featured as well. This small insight into our staff is but a sample of the great people of Sparton. We trust that you find this format as informative and exciting as we did during its preparation.

Our 101st business year was interesting, challenging and rewarding, all within the confines of only 12 months. It was interesting in that we had the opportunity to involve ourselves in several technology leading products and programs which will create significant value for the Company going forward. It was challenging from the standpoint of having to staff growth in one of the toughest employment markets in history. It was rewarding in that all of us at Sparton were able to see real evidence of progress in the maturing of a single business process and single information system which efforts had begun only six years ago. We are well on our way toward an "electronic everything" business environment where the information is live, real time and available to all.

At the close of the year, we were able to post financial results, which gives a true measurement of our progress.

Sales for the year ended June 30, 2001, were $187,620,000, an increase of $25,706,000 (16%) from the previous year's $161,914,000. Net profit for the year was $1,619,000 ($0.21 per share) compared to a net loss of $8,408,000 ($1.07 per share) last year. Results for the year were in line with our expectations.

Tier 1 Electronics Manufacturing Services (EMS) providers continued to consolidate amidst plant closings and layoffs due to the downturn in the economy, particularly in the telecommunications related sectors of the market. Inventory shortages of critical components were somewhat mitigated by year-end due to this downturn. The Tier 2 sector of EMS providers, in which Sparton resides, is still largely unconsolidated. Many such providers with the wrong customer orientations are experiencing difficulties.

Key value drivers and the growing trend toward increased outsourcing, will continue to help propel business growth for EMS providers, including Sparton, in the future. This will occur despite the continuing downturn in manufacturing demand.

We remain short-term cautious and long-term bullish on outsourcing, which is still in its infancy. Currently, less than 13 percent of all Original Equipment Manufacturer (OEM) manufacturing is outsourced. Industry projections are that this percentage could increase to as high as 80 percent in the future. Our focus remains in the high mix, low to medium volume arena of the regulated EMS markets. The Sparton business model speaks specifically to this orientation and accordingly is unique in the industry.

Those outsourcing companies who are able to provide the most compelling mix of cost savings, quality, and technical expertise will continue to grow. Sparton is committed to be a leading deliverer of value to our targeted customers.

We are continuing to address cost control measures on customer programs, which have adversely affected our operational results in the past. These measures resulted in the recovery of $1.9 million this past year and the repricing of certain products. During this past year, the entire EMS market encountered serious availability and extended lead-time issues on some electronic components. Shortages on certain key electronic


                                       2
WWW.SPARTON.COM
components resulted in higher prices and late deliveries. Sparton's cost control programs enabled an additional $2.3 million of cost increases to be recovered from our customers. These tightened supply conditions now appear to be easing somewhat due to the general economic downturn.

Total EPA related costs for the year were $1.8 million versus $10.8 million last year. This year's costs were principally legal services expended in litigation to recover EPA costs previously incurred. The net loss for fiscal 2000 was in part the result of the $10.0 million charge against operations recorded in the second quarter. This charge was a direct result of the settlement of Sparton's 17-year effort and resulting litigation with the United States EPA and others, concerning environmental cleanup at our Coors Road facility in Albuquerque, New Mexico.

The proposed Hobbs, New Mexico, plant facility, announced earlier in the year, continues in the planning stages. A construction start date has not been established due to the current state of the general economy and the lack of customer demand for added manufacturing capacity.

During the year, Sparton was awarded $21.3 million of the $40.8 million for the development and production of sonobuoys for the U.S. Navy. The U.S. Navy has also awarded an additional $12 million to ERAPSCO, Sparton's joint venture with U.S.S.I., based in Ft. Wayne, Indiana. Sparton should realize about 50% of the ERAPSCO awarded revenues.

Sparton's Alliance Partner network continues to expand and become a potentially significant part of Sparton's business future. In September, Preco, Inc. - Morton Division became the newest addition to our Alliance Partner network. Preco, Inc. - Morton Division provides design and manufacturing capabilities in the midwestern region of the United States. Members of the Alliance Partner network share customers and resources through cooperation with each other. All of the partners are listed on the inside back cover of this report.

At June 30, 2001, total shareowners' equity was $79,522,000. The Company continues to have no outstanding bank debt and cash equivalents and investment securities totaled $14,210,000. Informal bank credit lines are in place to provide additional resources if needed, to fund future growth.

We do invite you to visit our website www.sparton.com often for the latest information on your company.

Our personal thanks to each of you for your continuing interest and support of Sparton.


Cordially,

/s/ Bradley O. Smith
Chairman of the Board

/s/ David W. Hockenbrocht
Chief Executive Officer & President


[Photo]

David W. Hockenbrocht
Chief Executive Officer
           &
       President


                                       3
NYSE:SPA                                                                 SPARTON

                           SPARTON BOARD OF DIRECTORS
                                   ----------



                                    [Photo]

                         THE SPARTON BOARD OF DIRECTORS

Standing from left to right: Robert J. Kirk, W. Peter Slusser, James N. DeBoer, Bradley O. Smith, David P. Molfenter Seated from left to right: William I. Noecker, Richard L. Langley, David W. Hockenbrocht


TO THE SHAREOWNERS OF SPARTON CORPORATION:

AS WE EMBARK UPON SPARTON CORPORATION'S SECOND CENTURY OF BUSINESS OPERATIONS, THE BOARD INVITES YOU TO REVIEW OUR FINANCIAL PERFORMANCE FOR THE PAST FISCAL YEAR. THROUGHOUT ITS HISTORY, SPARTON HAS EMPLOYED COUNTLESS TALENTED INDIVIDUALS. THIS YEAR WE WISH TO INTRODUCE A SMALL REPRESENTATION OF SPARTON ASSOCIATES AND THE PROGRAMS WHICH ARE SHAPING OUR FUTURE.

THANK YOU FOR YOUR CONTINUING INTEREST AND SUPPORT.


/s/ Richard Langley,

/s/ Peter Slusser,

/s/ David W. Hockenbrocht

/s/ Robert J. Kirk,

/s/ James N. DeBoer,

/s/ Bradley O. Smith,

/s/ David P. Molfenter

/s/ William I. Noecker,


                                       4
WWW.SPARTON.COM

                             MICHAEL D. SOBOLEWSKI
                                   ----------

                      SPARTON CENTRAL ENGINEERING SERVICES

Sparton's engineering organization may be considered one of the most experienced and versatile engineering groups in the Electronics Manufacturing Services (EMS) industry today. Sparton has a long history of engineering design and manufacturing experience. As Sparton's EMS business continues to grow, there has been an increasing need to provide a centralized design service organization. This group facilitates a coordinated and efficient execution of engineering activities and improves Sparton's focus to each customer. Sparton's new design organization enhances its ability to deliver customer products and services faster. The new central engineering group also strengthens the Company's commitment to implementing new and expanding technologies.

Michael Sobolewski, formerly a regional Director of Engineering for Sparton Electronics, was selected to manage the new Corporate engineering group. Sparton began bringing local engineering teams together to collaborate on various projects. This introduction of different personnel and skill sets immediately demonstrated an improvement in the quality of current projects. Engineers were able to share their knowledge and experiences, benefitting customer projects.

The transition from independent design groups to a central unit was a success due to the Sparton culture. Sparton's culture facilitates open communication and cooperation between organizations. Each location contributed to making the centralization and development of the new engineering organization an easy process. Michael credits the support of the General Managers, the accounting personnel and the engineering personnel.

The primary focus for the future of the Sparton Engineering Group is to build upon the current customer base and become a source of revenue for Sparton. The majority of the design engineering work that the group is currently doing should eventually lead to ongoing manufacturing work. Sparton believes this is the key to long-term growth for the engineering group.

Sparton continues to focus on new technologies in the marketplace in order to better serve its customers. The Sparton Engineering Group offers a complete range of engineering services that is believed to be unsurpassed by its competition. This unique breadth and depth of design experience is what sets Sparton apart.

Sparton Engineering specializes in full service design from early concept development, research design, development, test and manufacturing to a fully documented manufacturable design. The specific skills and services Sparton Corporate EMS Engineering provides in accomplishing these tasks include: electrical circuit design, RF and wireless design, mechanical design, enclosures and packaging, IPC certified PCB design and layout, power electronics design, software and firmware development, systems design and packaging, safety and regulatory qualification, Design for Manufacturing (DFM), Design for Assembly
(DFA), Design for Test (DFT), Design of Experiments (DOE) Analysis, Design Optimization, value engineering and product cost reduction, material obsolescence analysis and reporting, product design maintenance and product improvement.

                                    [Photo]

                              MICHAEL D. SOBOLEWSKI
                             DIRECTOR, CORPORATE EMS
                                  ENGINEERING

Michael Sobolewski began working at Sparton in July 1990. Prior to that time, he was a project engineer for a tier-one automotive design and manufacturing company. Initially, Michael was a design engineer and then a project engineer. He later worked as a program manager and a Customer Business Manager. After transitioning back into engineering, Michael was promoted to Director of Engineering for Sparton Electronics in Florida. In 2001, Michael was again promoted to Director of Corporate EMS Engineering.

Michael holds a Bachelors of Science in both Mechanical Engineering and Aerospace Engineering, along with a Masters of Science in Mechanical Engineering and a Masters of Business Administration.


                                       5
NYSE:SPA                                                                 SPARTON

                                    [Photo]


                               STEPHANIE A. MARTIN
                      VICE PRESIDENT, CORPORATE MATERIALS
                            ACQUISITIONS & LOGISTICS

Stephanie Martin is Vice President, Corporate Materials Acquisition and Logistics. Stephanie is responsible for developing a centralized team for strategic supplier management and reducing the total acquisition cost of material procurement and execution. The materials team forms strategic alliances with suppliers, drives commodity management and global procurement as well as corporate quoting, value-add program identification/facilitation, EDI exchanges and component engineering. Stephanie has been in the acquisitions and logistics field for 18 years and employed with Sparton since 1996.

Stephanie holds a Masters of Business Administration from Spring Hill College and a Bachelors of Arts from Glenville State College. She has achieved CPIM and CIRM certifications from APICS and CPM and APP certifications from NAPM. She has had articles published in various trade publications. Stephanie also authored the CPMPrep software training program for a software company.

                              STEPHANIE A. MARTIN
                                   ----------

                    STRATEGIC MATERIALS LOGISTICS MANAGEMENT

In early 1997, under the guidance of Stephanie Martin, the foundation of the new Corporate Materials Logistics team and a multifaceted supplier managed inventory process began. Sparton would do business with a small group of distributors based on the breadth of their line card, history, pricing, performance and growth capabilities. Sparton sought strategic account status with these suppliers to be recognized as one corporation rather than individual buying locations. From this point, Sparton negotiated for component contract pricing on approximately 60-70% of procured components. Sparton could then stabilize pricing, reduce the transaction costs and quoting time, and obtain improved pricing. The next undertaking was the reduction of material overhead. Stephanie and her team determined that a substantial decrease in material overhead costs would be achieved by processing component transactions with Sparton's strategic suppliers electronically. A supplier managed inventory program known as FlexLink was created.

The Corporate Materials Logistics team operates under the guidelines of "electronic everything". To make the concept a reality, Sparton needed to standardize the data contained in Sparton's Enterprise Resource Planning system. In the fall of 1999, Sparton began trading its first piece of electronic demand data with the supply base. Gradually, more parts were added to the program. Today, approximately 40% of all components that Sparton purchases are traded electronically and the number continues to grow daily. As the system matures and more data is traded electronically, Sparton is able to reduce inventory and material overhead rates and gain greater flexibility for its customers.

FlexLink's creation and implementation was possible because of many people throughout Sparton. Information Technology: Constance McMahon, David Korp; Component Engineering: Robert Neuhausen; Commodities Management: Jennifer Radder, Cheryl Edmonds, Kathy Beliveau, David Walters; Plant Materials
Management: Cynthia Goeckel, Patricia Webb, Gerald Vanneste, Rudy Jiron; Quality
Management: Verne Wright; Advanced Manufacturing: Richard Merrill. Additionally, Planners/Buyers, at each facility, along with management were very supportive through beta testing and continuing development of the tool.

Under the current FlexLink model, Sparton can trade up to about 60% of its component needs. To manage the remaining 40%, Sparton will be implementing FlexLink II. FlexLink II is a simulated electronic data interchange (EDI) program that will operate across the internet and allow small or nonelectronic suppliers to trade information with Sparton electronically. Sparton is also developing methods of electronic invoicing and payments.

Another successful project Sparton has implemented is the Material Win Transition program. This process takes a customer's bill of material, approved manufacturer list and product demands and drives the output through Sparton's Materials Resource Planning (MRP) system. The Win Transition team utilizes the MRP output to set the supply line in place before the planned production run. Sparton buyers set the components up to trade electronically through FlexLink from the start of the project. The implementation of this new process has provided numerous benefits which allow Sparton to be more responsive to its customers. Approximately 55% of all new components are traded electronically from start-up.



                                       6
WWW.SPARTON.COM

                              ALAN J. HOUGHTALING
                                   ----------

                        CUSTOMER RELATIONSHIP MANAGEMENT

Sparton began participating in the Electronic Manufacturing Services (EMS) industry in 1986 looking to develop a more diverse customer base. Alan Houghtaling's responsibility has been to facilitate and organize Sparton around a high mix of potential customers and regulated markets. As the Vice President and Director of Business Development, Alan and Sparton Business Development Managers look for ways to bring in selected new customers and successfully manage existing client relationships.

Under Alan's guidance, Sparton has developed and continues to refine and manage the critical customer relationship process. Sparton's internal organization develops a team with counterparts within its customers' organization. Customer relationship management centers on making the daily communications operate more efficiently. With a strong communication channel among team members, Sparton's customers can concentrate on other critical aspects of the business such as R&D and Marketing. Sparton's numerous customer services allow them to focus on other tasks necessary to stay competitive.

With the implementation of a new sales contact software program, the Business Development Manager and support staff have the tools to keep track and write reports on each contact/customer on a day-to-day, month-to-month and year-to-year basis. Sparton is in the process of executing and refining this software tool along with training all sales personnel to utilize this program. Alan's department expects to utilize this software tool as a real-time customer relationship manager, maintaining all contact data related to the total management of any given customer or contact.

Sparton is also making great advances in data access. Business Development Managers along with Customer Business Managers are equipped with the latest technologies and communication devices. This provides customers with instant access to Sparton team members. With the aid of the Information Technology department, Sparton plans to expand its technological infrastructure: Virtual Private Network (VPN) for a safe and immediate connection to Sparton's data; on-line presentation and proposal composition tools; on-line pricing and parts availability.

Sparton's commitment to Customer Relationship Management was acknowledged when Sparton recently won the 2001 SERVICE EXCELLENCE AWARD for highest overall customer rating for medium-sized EMS companies. This year marks the third time in four attempts Sparton has won this award. The criteria is based upon a third party conducting an independent audit of Sparton customers. The results were well received among Sparton's associates and the scores are scrutinized to see where the process can be improved.



                                    [Photo]

                              ALAN J. HOUGHTALING
                       VICE PRESIDENT, DIRECTOR BUSINESS
                                  DEVELOPMENT

Alan Houghtaling attended Western Michigan University and thereafter began his career with Sparton in 1977. He has worked in various positions in the materials organization, mostly as senior buyer for electronic components. His scope of experience was broadened by working at a component distribution company as a product/sales manager before rejoining Sparton.

Alan's specific responsibility at Sparton is to build a foundation for Sparton's embryonic EMS business. Currently, Alan manages corporate business development and oversees the efforts of six locations within Sparton, along with the Sparton Alliance Network - a collaboration of EMS companies committed to improving customer service through local resources.

In addition, Alan is an active participant in the Surface Mount Technology Association (SMTA), and the IPC / TMRC.


                                       7
NYSE:SPA                                                                 SPARTON

                                    [Photo]

                              CONSTANCE E. MCMAHON
                         CORPORATE APPLICATIONS MANAGER

Constance McMahon began at Sparton in 1985, and has held many positions within the organization. These include experience in the Configuration, Engineering and Information Technology departments. Constance was a critical player in the first ISO9000 certification. Constance is responsible for the EDI project and the ERP administration and development. Constance is the Corporate Applications Manager and is responsible for all applications and application integration.

Constance began her education at Ohio State University. She completed her Associates of Computer Science at Pasco Hernando Community College. Constance is pursuing her Bachelors and Masters degrees concurrently.

Constance is a certified MTMS administrator as well as a Microsoft Certified Professional (MCP).


                              CONSTANCE E. MCMAHON
                                   ----------

                ENTERPRISE RESOURCE PLANNING SYSTEMS MANAGEMENT

Constance McMahon was the project leader for creating a system backup and "fail over" process for Sparton's Enterprise Resource Planning (ERP) System. Before this method was in effect, if a network or application went down, a paper process was initiated to keep Sparton operational. The goal was to eliminate a paper solution and introduce an electronic fail over process, eliminating both lost productivity and errors. The biggest challenge the team faced was the communication systems within each facility. Sparton immediately upgraded the communications and other systems to support the electronic fail over process.

In order to achieve a successful system fail over transition, the Information Technology (IT) department had to migrate Sparton's current software and data to a new computer. The staff transferred its current data to the new hardware along with the latest version of its data management software and operating system. The scope of this project utilized all resources within the IT department and required extensive coordination between the IT staff and the Sparton user community. Constance and her team identified the points of failure and prepared for each scenario. The planning and testing process was so successful that zero down time to the computer network was incurred during this project. The focus of the Information Technology staff is teamwork. Each member has ownership into the migration of Sparton's Enterprise Resource Planning System.

The migration team consisted of the Data Base Administrator, Earl Young; Unix Administrator, Jay Rivera; Application Programmer, David Korp;
Telecommunications, Donald Gustafson; and other members of Sparton's IT staff:
Dennis Beach, Robert Hines and Michael Duryea.

The growing strength of Sparton's IT department is the result of a consolidation of processes and resources. This centralization immediately reduced the department's operating costs, allowing it to be more proficient at resolving issues.

Currently, the IT department is focused on reducing costs through electronic solutions. A recent example is the implementation of electronic time and attendance, allowing for more accurate and inexpensive tracking of labor hours. As the process matures, Sparton will seek to identify the employee's current work cell assignment along with the customer assembly they are working on at any given moment. Sparton will be deploying a Virtual Private Network (VPN) to allow better access for customers and the internal user community. This solution offers an easy and efficient connection to Sparton's data at a minimal cost.

The Information Technology department's "Solution Center" will continue to focus on internal customer service. The high level of service will enable Sparton associates to become more efficient in their respective work responsibilities. The "Solution Center" will become the focal point of all IT projects, allowing for proper testing, documentation and deployment. Considerations are also being given to an electronic shop floor.



                                       8
WWW.SPARTON.COM

                              MICHAEL L. CHILDRESS
                                   ----------

                         OPERATIONS TRAINING MANAGEMENT

Michael Childress joined Sparton in 1999. Michael's priorities were to create a formalized and structured training process. Historically, Sparton associates were trained by individual departments and the manufacturing personnel received a great deal of `On-The-Job' training. Michael has made great advances in documenting the knowledge base of the manufacturing department personnel and supervisory staff and distributing this information throughout each facility.

Sparton's goal is to provide a constructive learning environment that constantly challenges our employees. Training and the opportunity for continuing education are highly valued at Sparton. Employees benefit from in-house training activities and tuition reimbursement programs.

Sparton has begun implementing the technology available for production floor training. Currently, the Jackson, Michigan facility has access to on-line training for the complete Surface Mount Technology (SMT) process. This course provides both audio and video for actual demonstrations of equipment usage. Manufacturing personnel are able to utilize these training courses whenever a question arises. Future goals include a stationary kiosk at various work stations, minimizing down time when accessing the necessary information.

Supervisor training has been standardized in four of the six locations. Sparton has also set aside equipment and space for training centers. Each of Sparton's six facilities has a permanent area for training and knowledge storage.

Michael has made significant strides in obtaining training that is funded by governmental sources. As a significant taxpayer, Sparton's approach to training is to align its training needs with government funding for that specific discipline. Sparton has benefitted from funding programs from local, state, and federal agencies created to assist corporations in training their incumbent work force. This funding has been designated to assist corporations with limited funds for training.

In Jackson, Michigan, Sparton has been granted $500,000 in training funds. The Brooksville, Florida, facility has acquired $15,000 in grant money for its location. The DeLeon Springs, Florida, facility is one of six companies sharing a $1.8 million grant.

Sparton personnel have also been encouraged to utilize local colleges as much as possible. Partnerships with local community colleges have been formed at each of Sparton's six locations. Associates of Sparton have training available to them for the latest software programs and technologies. These local colleges tend to attract top professionals who are not only educators but practitioners of their trade.

Future possibilities for standardized training throughout the Sparton facilities include offering the training programs and initiatives to members of the Sparton Alliance Network and providing machine-specific training accessible through a corporate intranet.


                                    [Photo]

                              MICHAEL L. CHILDRESS
                         CORPORATE MANAGER, TRAINING &
                           ORGANIZATIONAL DEVELOPMENT

Michael graduated with a Bachelor of Science from the University of Dubuque with a triple major in Industrial Psychology, Business Administration and Sociology.

Michael spent 12 years at an Original Equipment Manufacturer (OEM) as a Production Supervisor, Production Manager and Training Coordinator.

Michael was a Training Manager and a Training Project Manager with two world-renowned OEMs as well as being a Technical Instructor.

Michael designed and taught electronic vocational training to immigrant refugees on a volunteer basis in Chicago, Illinois and placed 450 workers with electronic companies in the Chicago area.


                                       9
NYSE:SPA                                                                 SPARTON

                                    [Photo]

                                CYNTHIA GOECKEL
                               MATERIALS MANAGER

Cynthia Goeckel, C.P.M., CPIM. has worked at Sparton Electronics for the last ten years in the Materials Department and has been the Materials Manager for the department for the last eight years. Prior to working at Sparton, she was employed in inventory management and transportation.

Cynthia earned her Bachelors of Arts from the Supply Chain Management program at Michigan State University and graduated Summa Cum Laude, majoring in Purchasing and Operations. She is certified in Transportation Management, is a Certified Purchasing Manager (CPM) by the National Association of Purchasing Managers
(NAPM) and a Certified Production and Inventory Management (CPIM) by the American Production and Inventory Control Society (APICS). Cynthia is also a member of both NAPM and APICS.


                                CYNTHIA GOECKEL
                                   ----------

                         STRATEGIC INVENTORY MANAGEMENT

Prior to 1995, inventory management at Sparton Electronics in Jackson, Michigan, was verified by performing an annual physical inventory. Typically, Sparton's manufacturing operations would shut down for two days and most support functions would be involved with the physical inventory process. Operations personnel would assist the Materials Department in a wall-to-wall physical count of all finished goods, work-in-process (WIP), and raw materials. Clerical staff would process and input data and the Accounting Department performed various administrative functions.

Since the Jackson, Michigan, facility began cycle counting on a daily basis, levels of accuracy have improved substantially. Both industry literature and expert sources agree that cycle counting is the preferred method of inventory management. Accurate records in conjunction with a good cycle counting program saves time, money and preserves the accuracy of the data.

Since the change from physical inventory counts to cycle counts, the Jackson location has maintained an average level of 99.5% accuracy for several years using a standard cycle counting program. Sparton's level of accuracy under the guidelines of American Production and Inventory Control Society (APICS) is considered to be excellent.

The accuracy level is made possible through extensive training and discipline. Donald Whitaker, Stockroom Traffic Supervisor, concentrates daily on this concept with his personnel. The importance of inventory accuracy is stressed during employee orientation. Sparton requires that all material handlers understand the importance of inventory accuracy.

At the beginning of each day, all stockroom personnel cycle count the parts in their area. A cycle count coordinator then resolves any issues that arise due to this count. Due to the growth of the materials department, Sparton has been challenged with the training of individuals for materials handling, demanding a commitment to accuracy. Donald Whitaker has been outstanding in cultivating a strong core group of Sparton associates.

The Sparton Materials Department continues to work with production personnel and strongly emphasizes good material handling techniques for point-of-use stock. For Sparton's First-In, First-Out (FIFO) inventory method to work, lot integrity must be continually stressed and practiced. Jackson's inventory method has become the model for all of Sparton Corporation, and is in the process of being implemented at all Sparton facilities.

Sparton's material management consists of personnel throughout its facilities. These include Gerald Vanneste, Sparton of Canada; Howard Bessonette, DeLeon Springs, Florida; Rudy Jiron, Rio Rancho, New Mexico; and the Corporate Materials Logistics Manager, Bruce Perry. They communicate weekly and meet on a quarterly basis to continue to bolster our materials management. Cycle count accuracy is one of the areas Sparton continues to focus on at every site.



                                       10
WWW.SPARTON.COM

                                 ROYAL DEVRIES
                                   ----------

                   OPERATIONS MANAGEMENT FOR PROGRAM STARTUP

Sparton's experience with quality systems was the key to a major aerospace manufacturer's interest in Sparton. This particular aerospace customer quickly recognized how easily Sparton's military product culture would translate to their own commercial and military aircraft products.

Sparton's quality systems are mature, comprehensive and fully certified to Quality Standard ISO 9001. These systems are tailored to provide assurance to our customers that all of the important processes affecting quality from the initial review of contracts received, to the packaging and delivery of the finished product are strictly monitored.

Sparton's team management approach focuses primarily upon reliable internal and external communications. Customer requirements are translated into clear goals and objectives and are communicated to the project team. Project status feedback to the customer provides performance visibility. Secondly, Sparton proactively seeks process improvement opportunities to improve product manufacturability, while practicing "real-time" corrective actions followed by documentation of all changes.

The project support team consists of key customer service, materials, quality, test, manufacturing team lead / coordinator and supervision personnel.

The team leader is responsible for communicating customer requirements to manufacturing and coordinating the manufacturing activities of eight (8) strategic work cells. The team leader establishes daily goals for each work cell. The work cell leader oversees and reports daily work performed within their work cell to the team leader who in turn then reports product shipment status to the customer. This cycle is repeated on a daily basis. Each work cell team contains a group of skilled employees. The cell has ownership of all aspects of the products they produce. Cell performance measurements are the acceptability of products produced in parts per million (PPM), quantity of units completed by category against plan and rework (defects and defectives tracked by part number) against plan.

Sparton's experience includes the design and manufacture of high reliability products for the United States Navy. These programs require Sparton to adhere strictly to military specification requirements to properly fabricate and test products. Customer confidence depends heavily upon certified procedures and manufacturing support control systems to produce acceptable highly reliable products. On-site customer surveillance validates both process and product fabrication conformance. Customer requirements mandate a precisely detailed paper trail, validating complete process and product conformance for each individually serialized product manufactured. Employees are trained and certified to the high reliability solder and workmanship requirements of military standards.

In the future, Sparton will attract new business by demonstrating what we have learned from a major aerospace customer project: improved internal and external communications, manufacturing efficiency, excellent product quality and highly predictable on-time product delivery.


                                    [Photo]

                                 ROYAL DEVRIES
                             DIRECTOR OF OPERATIONS

Royal DeVries began his career at Sparton, in Jackson, Michigan, 31 years ago. He has two years of education from Jackson Community College and is the Director of Operations.

During his association with Sparton, Royal has worked on many R&D programs in different capacities.

As a Quality Assurance Engineer, Royal was Sparton's first certified high-reliability soldering instructor working on a defense program. Together with manufacturing engineering, Sparton developed many special and custom fabrication processes employing military specifications.


                                       11
NYSE:SPA                                                                 SPARTON

                                    [Photo]

                               RHONDA E. ALDRICH
                      DIRECTOR, CORPORATE COMMUNICATIONS,
                       MARKETING INFORMATION & E-COMMERCE

Rhonda Aldrich began her career at Sparton in 1998. She is responsible for all public and customer access websites, electronic business, creation of advertising and marketing materials such as the Annual and Quarterly Reports, advertisements, brochures, multimedia presentations and other graphical elements. Rhonda is also the creator and administrator of "The Circuit" - the customer access website to Sparton's ERP system.

Before joining Sparton, Rhonda was a Marketing Manager for a Construction Management Firm. Rhonda's first employer was a power supply and electronics contract manufacturer in which she was a Marketing Communications Coordinator. During this tenure, Rhonda created her first website in 1996.

Rhonda earned a Bachelors of Arts - with Honor in Advertising from Michigan State University and a Masters of Business Administration from Eastern Michigan University.


                                RHONDA E. ALDRICH
                                   ----------

                         ELECTRONIC COMMERCE MANAGEMENT

Since 1998, Sparton has been experimenting with various technologies related to the Internet and electronic commerce. An initial investment in electronic commerce produced a website consisting of static documents containing some customer data. The concept did address Sparton's goal to provide an electronic solution for business processes. However, due to the dynamic nature of technology and software, the project was not suited to bring about accurate, real-time information in a consistent manner.

After careful research, Sparton realized it could reduce costs and improve customer service by providing instant access to its ERP system. Sparton's philosophy is to provide accurate and instant access to the data critical to the customer and supplier's success. Customers and suppliers no longer need to rely solely on communications with their customer service team. An electronic solution allows the customer access to the information they need when they need it. The Customer Business Manager can then focus their efforts on value-added services rather than tracking information.

The current system was developed, tested and is now being deployed to select customers. The application known as "The Circuit" is an on-line tool used to access customer-specific information. The customer is able to retrieve various data: purchase orders, sales orders, shipping information, sales order backlog, invoices, assembly information, bill of material specifications, cross reference searches. Within moments after a transaction is placed in the Sparton ERP system, the data is available to the customer. Throughout the development, Sparton has taken various steps to ensure that each customer's proprietary data is secure as it is transmitted across the Internet.

The next phase of "The Circuit" will offer an electronic submission of a sales order. A customer will be able to add a line to an existing sales order or possibly begin a new sales order.

Sparton is also in the process of developing an on-line supplier fulfillment application. This program, FlexLink II, is a method where a supplier can view Sparton's current MRP requirements, select the items they wish to fulfill and accept an electronic purchase order from Sparton. The information the supplier inputs will be instantly updated to the database. Another service which will be provided to suppliers is access to materials data. Certain components have a default supplier; the default supplier will be able to view a Qualified Manufacturers List for those components.

During the various stages of the project, numerous people throughout Sparton have been catalysts for deployment: Constance McMahon, Michael Duhlstine, John Evans, Ronald Wolf, Aquanita Johnson, David Korp and Douglas Johnson. Their commitment and insight produced a product which has been well received by customers.

Future possibilities for electronic commerce are endless. As the process matures, Sparton customers may have access to their manufacturing and quality data as the assemblies are being produced. Non-manufacturing vendors will soon be able to view accounts receivable or accounts payable transaction on-line as well.



                                       12
WWW.SPARTON.COM

                             FINANCIAL PERFORMANCE
                                   ----------

FINANCIAL TRENDS AT A GLANCE................................................14

CONSOLIDATED BALANCE SHEETS.................................................14

CONSOLIDATED STATEMENTS OF OPERATIONS.......................................16

CONSOLIDATED STATEMENTS OF CASH FLOWS.......................................17

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY..............................18

REPORT OF INDEPENDENT AUDITORS..............................................18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................................19

SELECTED FINANCIAL DATA.....................................................25

MANAGEMENT'S DISCUSSION AND ANALYSIS
   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........................26

DIRECTORS AND OFFICERS......................................................30

SPARTON FACILITIES..........................................................31

NOTICE OF ANNUAL MEETING....................................................31

                           CONSOLIDATED BALANCE SHEETS
                                   ----------

        SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                                                  2001                2000
                                                             -------------       -------------

ASSETS
Current assets:
 Cash and cash equivalents                                   $  13,034,790       $   5,052,405
 Investment securities (Notes 1 and 3)                           1,175,000           4,643,704
 Income taxes recoverable                                                -             483,598
 Accounts receivable:
   Trade, less allowance of $615,000 ($365,000 in 2000)         21,477,330          14,937,185
   U.S. and foreign governments                                  2,227,524           5,740,096
 Inventories (Notes 1 and 4)                                    44,912,886          51,189,623
 Prepaid expenses (Note 8)                                       3,685,831           4,295,496
                                                             -------------       -------------
     Total current assets                                       86,513,361          86,342,107

Deferred income taxes (Note 8)                                           -             304,800

Other assets (Notes 3 and 7)                                    11,170,575          10,922,299

Property, plant and equipment, at cost (Note 1):
 Land and land improvements                                      1,590,797           1,515,856
 Buildings and building equipment                               11,965,497          11,822,327
 Machinery and equipment                                        19,098,641          18,719,312
                                                             -------------       -------------
                                                                32,654,935          32,057,495
 Less accumulated depreciation                                 (22,544,366)        (20,650,465)
                                                             -------------       -------------
    Net property, plant and equipment                           10,110,569          11,407,030
                                                             -------------       -------------
                                                             $ 107,794,505       $ 108,976,236
                                                             =============       =============

                          FINANCIAL TRENDS AT A GLANCE

                                    [GRAPH]


  NET SALES (IN MILLIONS OF DOLLARS)


 1997    1998     1999    2000    2001

$142.7   145.9    131.9   161.9   187.6


                                    [GRAPH]

INCOME (LOSS) PER COMMON SHARE-CONTINUING
              OPERATIONS



1997     1998     1999    2000    2001

$.29     .55      .22    (1.07)   .21









                                       14
WWW.SPARTON.COM

       SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30


                                                                                         2001               2000
                                                                                    -------------      -------------

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
  Accounts payable                                                                  $  13,329,356      $  14,251,023
  Salaries and wages                                                                    2,902,324          3,145,222
  Accrued liabilities                                                                   4,187,044          4,167,288
  Income taxes payable                                                                    117,457                  -
                                                                                    -------------      -------------
     Total current liabilities                                                         20,536,181         21,563,533

Deferred Income taxes (Note 8)                                                            127,200                  -

Environmental remediation (Note 9)                                                      7,608,673          8,335,553

Commitments and contingencies (Note 9)                                                          -                  -

Shareowners' equity (Notes 1 and 6):
  Preferred stock, no par value;  200,000 shares authorized, none outstanding                   -                  -
  Common stock, $1.25 par value; 8,500,000 shares authorized, 7,570,090 shares outstanding (7,828,090 at June 30, 2000) after deducting 364,622 shares
     (106,622 at June 30, 2000) in treasury (Note 1)                                    9,462,613          9,785,113
  Retained earnings                                                                       478,144            494,427
  Accumulated other comprehensive loss                                                          -           (108,014)
  Capital in excess of par value                                                       69,581,694         68,905,624
                                                                                    -------------      -------------
     Total shareowners' equity                                                         79,522,451         79,077,150
                                                                                    -------------      -------------
                                                                                    $ 107,794,505      $ 108,976,236
                                                                                    =============      =============

    SEE ACCOMPANYING NOTES



                    FINANCIAL TRENDS AT A GLANCE (CONTINUED)

                                    [GRAPH]

       EQUITY PER COMMON SHARE

 1997    1998    1999    2000    2001

$10.90   11.29   11.18  10.10   10.50


                                    [GRAPH]

WORKING CAPITAL (IN MILLIONS OF DOLLARS)

1997    1998    1999    2000    2001

$68.8   71.1    68.6    64.8    66.0





                                       15
NYSE:SPA                                                                 SPARTON

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   ----------

        SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30


                                                                      2001                2000                1999
                                                                  -------------       -------------       -------------

Net sales                                                         $ 187,620,426       $ 161,914,446       $ 131,900,489
Costs and expenses:
  Costs of goods sold                                               169,153,517         150,368,886         112,092,367
  Selling and administrative                                         16,333,066          25,197,716          17,758,382
                                                                  -------------       -------------       -------------
                                                                    185,486,583         175,566,602         129,850,749
                                                                  -------------       -------------       -------------
                                                                      2,133,843         (13,652,156)          2,049,740

Other income (expense):
  Interest and investment income (Note 3)                               355,626             666,253           1,503,982
  Other - net                                                           159,568             713,169              23,359
                                                                  -------------       -------------       -------------
                                                                        515,194           1,379,422           1,527,341
                                                                  -------------       -------------       -------------
Income (loss) from continuing operations before income taxes          2,649,037         (12,272,734)          3,577,081

Provision (credit) for income taxes (Note 8)                          1,030,000          (3,865,000)          1,818,000
                                                                  -------------       -------------       -------------
Income (loss) from continuing operations                              1,619,037          (8,407,734)          1,759,081

Discontinued operations:
  Loss on disposal of discontinued automotive operations,
     net of applicable income tax credits of $1,480,000                       -                   -          (2,520,000)
                                                                  -------------       -------------       -------------
       Net income (loss)                                          $   1,619,037       $  (8,407,734)      $    (760,919)
                                                                  =============       =============       =============

Basic and diluted earnings per share:
  Continuing operations                                           $        0.21       $       (1.07)      $        0.22
  Discontinued operations                                                     -                   -               (0.32)
                                                                  -------------       -------------       -------------
       Net income (loss)                                          $        0.21       $       (1.07)      $       (0.10)
                                                                  =============       =============       =============



     SEE ACCOMPANYING NOTES



                    FINANCIAL TRENDS AT A GLANCE (CONTINUED)

                                    [GRAPH]

GOVERNMENT SALES (IN MILLIONS OF DOLLARS)

1997    1998    1999    2000    2001

$55.9   60.8    47.1    56.2    40.2


                                    [GRAPH]

COMMERCIAL SALES (IN MILLIONS OF DOLLARS)

 1997    1998    1999    2000    2001

$86.8    85.1    84.8    105.7   147.4




                                       16
WWW.SPARTON.COM

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   ----------

           SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30


                                                                               2001               2000               1999
                                                                            ------------       ------------       ------------
OPERATING ACTIVITIES:
  Income (loss) from continuing operations                                  $  1,619,037       $ (8,407,734)      $  1,759,081
  Add (deduct) noncash items affecting continuing operations:
    Depreciation                                                               1,913,763          2,371,871          2,101,262
    Pension                                                                     (685,681)          (623,593)          (665,564)
    Deferred income taxes                                                        195,000         (3,430,000)           513,000
    Environmental charge                                                               -         10,000,000                  -
    Other                                                                        114,088            (60,735)           (34,259)
   Add (deduct) changes in operating assets and liabilities:
    Accounts receivable                                                       (3,027,573)        (4,451,038)         7,275,926
    Inventories and prepaid expenses                                           7,123,402        (11,179,926)        (8,140,631)
    Income taxes recoverable                                                           -            138,485           (622,083)
    Accounts payable, salaries and wages, accrued liabilities
       and income taxes                                                       (1,270,634)         2,887,232         (2,386,883)
                                                                            ------------       ------------       ------------
   Net cash provided (used) by continuing operations                           5,981,402        (12,755,438)          (200,151)
   Cash flow provided by discontinued operations                                       -                  -          2,077,788
                                                                            ------------       ------------       ------------
    NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                           5,981,402        (12,755,438)         1,877,637

INVESTING ACTIVITIES:
  Proceeds from investment securities - net                                    3,468,704         15,479,198          3,530,227
  Purchases of property, plant and equipment                                    (623,376)        (2,398,139)        (2,908,852)
  Other, principally noncurrent other assets                                     437,405            416,443         (3,470,645)
  Proceeds from sale of property, plant and equipment                                  -            144,583                  -
  Proceeds from sale of assets of discontinued operations                              -                  -          1,216,890
  Discontinued operations, principally purchases of property,
     plant and equipment                                                               -                  -            (39,772)
                                                                            ------------       ------------       ------------
    NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                           3,282,733         13,642,085         (1,672,152)

FINANCING ACTIVITIES:
   Purchase of common stock for treasury                                      (1,281,750)                 -                  -
   Principal payments on long-term borrowings, discontinued operations                 -                  -           (123,000)
                                                                            ------------       ------------       ------------
    NET CASH USED BY FINANCING ACTIVITIES                                     (1,281,750)                 -           (123,000)
                                                                            ------------       ------------       ------------

INCREASE IN CASH                                                               7,982,385            886,647             82,485
  Cash at beginning of year                                                    5,052,405          4,165,758          4,083,273
                                                                            ------------       ------------       ------------
CASH AT END OF YEAR                                                         $ 13,034,790       $  5,052,405       $  4,165,758
                                                                            ============       ============       ============



Supplemental disclosures of cash paid (refunded) during the year:
  Income taxes - net                                                        $    198,000       $   (564,000)      $    350,000
                                                                            ============       ============       ============

SEE ACCOMPANYING NOTES



                                       17
NYSE:SPA                                                                 SPARTON

                 CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
                                   ----------

           SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30

                                                        COMMON STOCK,                     ACCUMULATED
                                                       $1.25 PAR VALUE       CAPITAL IN      OTHER
                                                   -----------------------   EXCESS OF   COMPREHENSIVE   RETAINED
                                                    SHARES        AMOUNT     PAR VALUE   INCOME (LOSS)   EARNINGS        TOTAL
                                                   ---------    ----------   --------    -------------  -----------   -----------
Balance June 30, 1998                              7,828,090    $9,785,113    $494,427    $  15,000    $78,074,277    $88,368,817
   Net loss                                                                                               (760,919)      (760,919)
   Other comprehensive income:
     Net unrealized losses in marketable
       securities (Note 3)                                                                  (86,000)                      (86,000)
                                                                                                                       -----------
         Comprehensive net loss                                                                                          (846,919)
                                                   ---------    ----------    --------    ---------     -----------    -----------
Balance June 30, 1999                              7,828,090     9,785,113     494,427      (71,000)    77,313,358     87,521,898
   Net loss                                                                                             (8,407,734)    (8,407,734)
   Other comprehensive income:
     Net unrealized losses in marketable
       securities (Note 3)                                                                  (37,014)                      (37,014)
                                                                                                                       -----------
         Comprehensive net loss                                                                                        (8,444,748)
                                                   ---------    ----------    --------    ---------     -----------    -----------
Balance June 30, 2000                              7,828,090     9,785,113     494,427     (108,014)    68,905,624     79,077,150
   Net income                                                                                            1,619,037      1,619,037
   Other comprehensive income:
     Net unrealized losses in marketable
       securities (Note 3)                                                                   (1,986)                       (1,986)
     Plus: net reclassification adjustment for
       losses realized and reported in net
       income                                                                               110,000                       110,000
                                                                                                                       -----------
         Comprehensive net income                                                                                       1,727,051
   Purchase of common stock for treasury            (258,000)     (322,500)    (16,283)        -          (942,967)    (1,281,750)
                                                   ---------    ----------    --------    ---------    -----------    -----------
BALANCE JUNE 30, 2001                              7,570,090    $9,462,613    $478,144         -       $69,581,694    $79,522,451
                                                   =========    ==========    ========    =========    ===========    ===========



SEE ACCOMPANYING NOTES

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREOWNERS
SPARTON CORPORATION

We have audited the accompanying consolidated balance sheets of Sparton Corporation and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, shareowners' equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sparton Corporation and subsidiaries at June 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Toledo, Ohio
August 17, 2001

                                                           /s/ Ernst & Young LLP




                                       18
WWW.SPARTON.COM

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   ----------

1.  STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Sparton Corporation and all active subsidiaries. All significant intercompany transactions and accounts have been eliminated.

OPERATIONS - The Company's operations are in one line of business, electronic manufacturing services (EMS). Products and services include complete "Box
Build" products for Original Equipment Manufacturers, microprocessor-based systems, transducers, printed circuit boards and assemblies, sensors and electromechanical devices for the telecommunications, medical, electronics, avionics, and other industries. The Company also develops and manufactures sonobuoys, anti-submarine warfare (ASW) devices, used by the U.S. Navy and other free-world countries.

USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the disclosure of assets and liabilities and the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION - The Company's net sales are comprised of product sales and revenue earned from engineering and design services. Revenue from product sales is recognized upon shipment of the goods and transfer of title; service revenue is recognized as the service is performed or under the percentage of completion method, depending on the nature of the arrangement. Long-term contracts relate to government defense contracts. Contracts are accounted for based on completed units shipped and their estimated average cost per unit. Development contracts are accounted for based on percentage of completion. Costs and fees billed under cost- reimbursement-type contracts are recorded as sales. A pro- vision for the entire amount of a loss on a contract is charged to operations as soon as the loss is determinable.

CREDIT PRACTICES - The Company sells products principally in the commercial and governmental electronics manufacturing markets. Credit terms are granted and periodically revised based on evaluations of the customers' financial condition, with collateral generally not required. Receivables from foreign customers are generally secured by letters of credit or cash advances.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of demand deposits and other highly liquid investments.

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

In June 1999, the Company acquired a 12% interest, on a fully diluted basis, in Cybernet Systems Corporation, a privately held company headquartered in Ann Arbor, Michigan. This investment is carried at cost and is included on the balance sheet in other assets.

NEW ACCOUNTING STANDARD - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This accounting standard, which is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, requires that all derivatives be recognized as either assets or liabilities at estimated fair value. The adoption of SFAS No. 133 did not have any effect on the Company's financial position or results of operations.

MARKET RISK EXPOSURE - The Company manufactures its products in the United States and Canada. Sales of the Company's products are made in the U.S. and Canada, as well as other foreign markets. The Company is potentially subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company operates. However, minimal receivables and payables are denominated in foreign currency. The Company does not consider the market risk exposure relating to currency exchange to be material.

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

The following are the major classifications of inventory:

                                 2001               2000
                              -----------      -----------

Raw materials                 $30,122,000      $42,419,000
Work in process
   and finished goods          14,791,000        8,771,000
                              -----------      -----------
                              $44,913,000      $51,190,000
                              ===========      ===========


                                       19
NYSE:SPA                                                                 SPARTON

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

DEPRECIATION - Depreciation is provided over estimated useful lives on accelerated methods, except for certain buildings, machinery and equipment with aggregate costs at June 30, 2001, of approximately $9,650,000 which are being depreciated on the straight-line method. Estimated useful lives generally range from 5 to 50 years for buildings and improvements, 3 to 16 years for machinery and equipment and 3 to 5 years for test equipment.

RESEARCH AND DEVELOPMENT EXPENDITURES - Expenditures for research and development not funded by customers amounted to approximately $785,000 in fiscal 2001, $4,707,000 in fiscal 2000 and $2,079,000 in fiscal 1999.

TREASURY STOCK - The Company records treasury stock purchases at cost. The excess of cost over par value is allocated to capital in excess of par value based on the per share amount of capital in excess of par value for all shares, with the difference charged to retained earnings.

In January and May 2001, the Company repurchased 180,000 shares and 78,000 shares of common stock at $4.25 and $6.63 per share, respectively, for its treasury at a cost of $1,282,000.

EARNINGS PER SHARE - Basic earnings per share were computed using the weighted-average number of shares outstanding of 7,737,843 in fiscal 2001 and 7,828,090 in both the fiscal years ended 2000 and 1999. Differences in the weighted- average number of shares outstanding for purposes of computing diluted earnings per share were due to the inclusion of the dilutive effect of employee incentive stock options previously granted of 11,438 in fiscal 2001. There were no differences in the weighted-average number of shares outstanding for the calculation of basic and diluted earnings per share for the fiscal years ended 2000 and 1999. Options to purchase 130,500 shares in fiscal 2001, 148,500 shares in fiscal 2000 and 171,000 shares in fiscal 1999, of common stock were outstanding at their respective year ends. However, these options were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

2.  COMPREHENSIVE INCOME

Comprehensive income includes net income, as well as unrealized gains and losses, which are excluded from net income. They are, however, reflected as a direct charge or credit to shareowners' equity.

Total comprehensive income (loss) for the years ended June 30 are as follows:

                                      2001            2000            1999
                                    ----------     -----------     -----------

Net income (loss)                  $ 1,619,000     $(8,408,000)    $  (761,000)
Other Comprehensive Income:
 Unrealized losses on
  investment securities                 (2,000)        (37,000)        (86,000)
Plus: net reclassification
 adjustment for losses
 realized and reported in
 net income                            110,000               -               -
                                    ----------     -----------     -----------
Comprehensive income (loss)         $1,727,000     $(8,445,000)    $  (847,000)
                                    ==========     ===========     ===========

3.  INVESTMENT SECURITIES

Details of the investment securities portfolio as of June 30, 2001 and 2000, are as follows:

                                                        GROSS
                                      AMORTIZED      UNREALIZED       ESTIMATED
 JUNE 30, 2001:                          COST           LOSSES        FAIR VALUE
---------------                      -----------     -----------     -----------
Debt securities:
  State and municipal                $ 1,175,000               -     $ 1,175,000
                                     ===========     ===========     ===========


                                                        Gross
                                     Amortized        Unrealized      Estimated
June 30, 2000:                          Cost            Losses        Fair Value
---------------                      -----------     -----------     -----------
Debt securities:
 Corporate - primarily U.S.          $ 2,046,000     $   (29,000)    $ 2,017,000
 U.S. government and
    federal agency                       119,000          (5,000)        114,000

 State and municipal                   1,250,000               -       1,250,000

Equity securities - primarily
   preferred stock                     1,400,000        (137,000)      1,263,000
                                     -----------     -----------     -----------
                                     $ 4,815,000     $  (171,000)    $ 4,644,000
                                     ===========     ===========     ===========

The investment portfolio has an original maturity date of greater than 10 years and a daily market exists for all of the investment securities. The Company believes that the impact of fluctuations in interest rates on its investment portfolio should not have a material impact on financial position or results of operations. It is the Company's intention to use these investment securities to provide working capital, fund the expansion of its business and for other business purposes.

The Company had no net purchases of investment securities in either fiscal 2001 or fiscal 2000. Net sales of investment securities totaled $3,469,000 and $15,479,000 in the fiscal years ended 2001 and 2000, respectively.

In June 1999, the Company purchased an investment in Cybernet Systems for $3,000,000. Cybernet is a privately owned developer of hardware, software, next-generation network computing, and robotics products. The investment is carried at cost and included in other assets on the balance sheet at June 30, 2001 and 2000.


                                       20
WWW.SPARTON.COM

4.  LONG-TERM CONTRACTS

Inventories include costs related to long-term contracts of approximately $21,225,000 and $18,847,000 at June 30, 2001 and 2000, respectively, reduced by progress billings to the United States government of approximately $11,234,000 and $3,309,000, respectively.

5.  LEASE INFORMATION

The Company leases certain machinery, data processing equipment, vehicles and other equipment. Such leases, some of which are noncancelable and which in many cases include renewal options, expire at various dates. The Company is responsible for most maintenance, insurance and taxes relating to these leased assets. Rent expense under agreements accounted for as operating leases was $3,697,000 in fiscal 2001, $2,094,000 in fiscal 2000 and $1,920,000 in fiscal
1999. At June 30, 2001, future minimum lease payments for all noncancelable operating leases totaled $9,457,000 and was payable as follows: 2002-$3,836,000, 2003-$3,567,000, 2004-$1,701,000, 2005-$342,000, 2006-$11,000.

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

Information on options is as follows:

                                             SHARES
                                          UNDER OPTION      PRICE RANGE
                                          ------------      -----------
Outstanding at June 30, 1998                213,500      $6.625  to 8.375
   Granted                                        -                 -
   Exercised                                      -                 -
   Cancelled                                (42,500)                8.375

                                            -------       ---------------
Outstanding at June 30, 1999                171,000       6.625  to 8.375
   Granted                                   10,000                 3.813
   Exercised                                      -                 -
   Cancelled                                (22,500)                8.375

                                            -------       ---------------
Outstanding at June 30, 2000                158,500       3.813  to 8.375
   Granted                                  139,000       4.125  to 4.250
   Exercised                                   -                    -
   Cancelled                                (20,500)      4.250  to 8.375

                                            -------       ---------------
OUTSTANDING AT JUNE 30, 2001                277,000       3.813  to 8.375
                                            =======       ===============

At June 30, 2001, the per share weighted-average exercise price of options outstanding was $5.97. The weighted-average remaining contractual life of those options is approximately 2.6 years. At June 30, 2001, there were 132,500 options exercisable at the per share weighted-average exercise price of $7.88. Remaining shares available for grant under the plan were 353,500 at June 30, 2001. Had the compensation cost for the stock options been determined based on the fair value at the grant date consistent with the fair value method of SFAS 123, the Company's net earnings would have been reduced by $50,000 ($.01 per share) in fiscal 2001, and $70,000 ($.01 per share) in both the fiscal years ended 2000 and 1999.

Under SFAS 123, fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions for the options:

  Stock Option Plan                 2001     2000      1996
  -----------------                 ----     ----      ----

  Expected option life                4        4        4
  Expected volatility               36.7%    36.3%    32.7%
  Risk-free interest rate            5.5      6.5      5.9
  Dividend yield                     0.0      0.0      0.0

  Weighted-average fair value      $1.53    $1.41    $1.53

7.  EMPLOYEE BENEFIT PLANS

Pension Benefits
----------------

Prior to March 31, 2000, the Company maintained a contributory defined benefit pension plan covering certain salaried and hourly employees. Pension benefits were based on years of credited service. Additional benefits were available to contributory participants based upon their years of contributory service and compensation.

Effective April 1, 2000, the Company amended its defined benefit retirement plan to determine future benefits using a cash balance formula. On March 31, 2000, credited and contributory credited service under the plan's previous formula was frozen and the benefit amount changed to be based on the final 5 years average compensation instead of the previously used final 10 years. Under the cash balance formula, each participant has an account which is credited yearly with 2% of their salary, as well as the interest earned on their previous year end cash balance. In addition, a transition benefit was added to eliminate the shortfall in projected benefits that some eligible employees could experience. The Company's policy is to fund the plan based upon legal requirements and tax regulations.

The following weighted-average assumptions were used as of June 30:


                                              2001         2000
                                              ----         ----

Discount rate                                 7.25%        7.75%
Expected return on plan assets                7.5          7.5
Rate of compensation increase                 5.0          5.0

Net periodic pension income of $686,000, $624,000 and $666,000 was recognized in 2001, 2000 and 1999, respectively.


                                       21
NYSE:SPA                                                                 SPARTON

The components of net periodic pension income for each of the years were as follows:

                                   2001            2000            1999
                               -----------     -----------     -----------

Service cost                   $   440,000     $   386,000     $   355,000
Interest cost                      782,000         757,000         626,000
Expected return on
  plan assets                   (1,486,000)     (1,413,000)     (1,282,000)
Amortization of
  prior service cost                74,000          27,000          (6,000)
Amortization of
 transition assets                (296,000)       (296,000)       (296,000)
Recognized net
 actuarial gain                   (200,000)        (85,000)        (63,000)
                               -----------     -----------     -----------
Net periodic pension income    $  (686,000)    $  (624,000)    $  (666,000)
                               ===========     ===========     ===========

The following tables summarize the changes in benefit obligations, plan assets and funding status of the plan at March 31:

                                                    2001               2000
                                                ------------       ------------
CHANGE IN BENEFIT OBLIGATIONS:

Benefit obligation at beginning of period       $ 10,993,000       $ 10,489,000
Service cost                                         440,000            921,000
Interest cost                                        782,000            757,000
Amendments                                                 -            942,000
Actuarial losses (gains)                              17,000           (351,000)
Benefits paid                                     (1,074,000)        (1,765,000)
                                                ------------       ------------
Benefit obligation at end of period             $ 11,158,000       $ 10,993,000
                                                ============       ============


                                                    2001               2000
                                                ------------       ------------
CHANGE IN PLAN ASSETS:

Fair value of plan assets at
 beginning of period                            $ 20,949,000       $ 19,475,000
Actual return on plan assets                      (3,614,000)         2,741,000
Plan contributions                                    41,000            498,000
Benefits paid                                     (1,074,000)        (1,765,000)
                                                ------------       ------------

Fair value of plan assets at end of
 period, consisting principally of
 common stock (including 319,100
 shares of the Company's common
 stock), corporate bonds and U.S.
 Government obligations                         $ 16,302,000       $ 20,949,000
                                                ============       ============

Plan assets in excess of projected
 benefit obligations                            $  5,144,000       $  9,956,000
Unrecognized net actuarial (gains) losses            494,000         (4,782,000)
Unrecognized transition asset                       (297,000)          (593,000)
Unamortized prior service cost                       800,000            874,000
                                                ------------       ------------

Prepaid benefit cost included in other
 assets                                         $  6,141,000       $  5,455,000
                                                ============       ============

Retirement Savings Plan
-----------------------

Effective with the change in the defined benefit plan, the Company expanded its defined contribution plan to cover all its U.S. based employees. The Company matches 50 percent of participants' basic contributions of up to 5 percent of their wages. Amounts expensed under the plan, or prior defined contribution plans, were approximately $744,000, $270,000 and $111,000 for the years ended June 30, 2001, 2000 and 1999, respectively.

8.  INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at June 30, 2001 and 2000, are as follows:

                                                    2001               2000
                                                ------------       ------------
Deferred tax assets:
   Environmental remediation                    $  3,081,000       $  3,298,000
   Canadian tax carryovers                         2,450,000          2,730,000
   Inventories                                     2,061,000          1,844,000
   Other                                             629,000            486,000
   Employment and compensation                       440,000            444,000
   Loss contracts                                    192,000             16,000
   Alternative minimum tax (AMT) credit
      carryovers                                     135,000                  -
   Capital loss carryovers                           114,000                  -
   U.S. net operating losses                               -            544,000
                                                ------------       ------------
      Total deferred tax assets                    9,102,000          9,362,000

   Less valuation reserve for
      Canadian tax carryovers                     (2,450,000)        (2,730,000)
                                                ------------       ------------
                                                   6,652,000          6,632,000
 Deferred tax liabilities:
   Prepaid pension costs                           2,211,000          1,964,000
   Property, plant and equipment                     997,000          1,029,000
                                                ------------       ------------
      Total deferred tax liabilities               3,208,000          2,993,000
                                                ------------       ------------
 Net deferred tax assets                        $  3,444,000       $  3,639,000
                                                ============       ============

 Deferred taxes are included in the balance sheet at June 30, 2001 and 2000, as follows:

                                                    2001               2000
                                                ------------       ------------

Prepaid expenses                                $  3,571,000       $  3,334,000
Deferred tax liabilities, noncurrent                (127,000)                 -
Deferred income taxes, noncurrent                          -            305,000
                                                ------------       ------------
                                                $  3,444,000       $  3,639,000
                                                ============       ============


                                       22
WWW.SPARTON.COM

Income (loss) before income taxes consists of the following:

                                 2001               2000               1999
                             ------------       ------------       ------------

Continuing operations:

  United States              $  2,916,034       $(11,252,494)      $  5,489,104
  Canada                         (266,997)        (1,020,240)        (1,912,023)
                             ------------       ------------       ------------
                                2,649,037        (12,272,734)         3,577,081
Discontinued operations                 -                  -         (4,000,000)
                             ------------       ------------       ------------
                             $  2,649,037       $(12,272,734)      $   (422,919)
                             ============       ============       ============

The provision (credit) for income taxes consists of:

                                 2001               2000               1999
                             ------------       ------------       ------------

Current:
  United States              $    738,000       $   (304,000)      $  1,246,000
  States and local                 97,000           (131,000)            59,000
                             ------------       ------------       ------------
                                  835,000           (435,000)         1,305,000
Deferred - United States          195,000         (3,430,000)           513,000
                             ------------       ------------       ------------
                             $  1,030,000       $ (3,865,000)      $  1,818,000
                             ============       ============       ============

The consolidated effective income tax rate differs from the statutory U.S. Federal income tax rate for the following reasons and by the following percentages:

                                     2001               2000               1999
                                     ----               ----               ----

Statutory U.S. Federal
   income tax (benefit) rate         34.0%             (34.0%)             34.0%

Significant increases (reductions)
  resulting from:

 Imputed interest on
  intercompany advances to
  Canadian subsidiary                 7.0                2.0                3.0

 Canadian tax loss
  carryovers and other                3.4                2.8               18.2

 State and local income
  taxes                               2.4               (0.7)               1.1

 Tax benefits of foreign
  sales corporation                  (7.2)              (1.3)              (6.2)

 Other                               (0.7)              (0.3)               0.7
                                     ----              -----               ----

Effective income tax
   (benefit) rate                    38.9%             (31.5%)             50.8%
                                     ====              =====               ====

For U.S. income tax purposes, approximately $316,000 of capital losses are available at June 30, 2001, for carryover against capital gains in future tax years. These carryovers begin expiring in the year 2005. Also, approximately $135,000 of AMT credits are available for carryover to future years. These credits do not expire.

For Canadian income tax purposes, approximately $5,930,000 of noncapital losses and scientific research and experimental development expenditures are available at June 30, 2001, for carryover against income in future tax years. These carryovers will begin to expire in fiscal 2002. In addition, unused investment tax credits of approximately $316,000 at June 30, 2001, are available for carryover against tax liabilities in future tax years. These carryover credits will begin to expire in the year 2004. For financial reporting purposes, a valuation reserve of $2,450,000 has been established for the full amount of the Canadian carryovers.

9.  COMMITMENTS AND CONTINGENCIES

One of Sparton's former manufacturing facilities, located in Albuquerque, New Mexico (Coors Road), has been the subject of ongoing investigations conducted with the Environmental Protection Agency (EPA) under the Resource Conservation and Recovery Act (RCRA). The investigation began in the early 1980's and involved a review of on-site and off-site environmental impacts.

In December 1999, the Company increased its accrual for the cost of addressing environmental impacts associated with its Coors Road plant by $10,000,000 pre-tax. This increase was in response to a Consent Decree settling lawsuits, as well as a related administrative enforcement action, and covered costs expected to be incurred over the next 30 years.

At June 30, 2001, Sparton has a remaining accrual of $8,559,000 as its estimate of the minimum future undiscounted financial liability with respect to this matter, of which $950,000 is classified as a current liability and included on the balance sheet in accrued liabilities. The Company's minimum cost estimate is based upon existing technology and excludes legal and related consulting costs. The Company's estimate includes equipment and operating costs for on-site and off-site pump and treat containment systems, a soil vapor extraction program and continued on-site and off-site monitoring. Legal and related consulting costs are expensed as incurred.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible outcomes. Estimates developed in the early stages of remediation can vary significantly. Normally a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability. It is possible that cash flows and results of operations could be materially affected by the impact of the ultimate resolution of this contingency.

In addition to the $10,000,000 pre-tax charge in December 1999 described above, amounts charged to operations, principally legal and consulting, for the years ended June 30, 2001, 2000 and 1999, were $1,820,000, $811,000 and $1,756,000, respectively.

NYSE:SPA                                                                 SPARTON

10.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited information shows selected items by quarter for the years ended June 30, 2001 and 2000, respectively.


                                                            First           Second            Third            Fourth
                                                           Quarter          Quarter          Quarter          Quarter
                                                        ------------     ------------     ------------     ------------
     Net sales:

         2001                                           $ 42,682,312     $ 46,556,366     $ 46,457,914     $ 51,923,834

         2000                                             34,473,957       36,737,575       41,756,764       48,946,150

     Gross profit:

         2001                                              2,121,521        5,704,101        3,372,730        7,268,557

         2000                                              3,096,937        1,974,277          360,488        6,113,858

     Income (loss):

         2001                                             (1,109,047)         750,550          567,070        1,410,464

         2000                                                 76,168       (7,525,638)      (2,094,715)       1,136,451

     Basic and diluted earnings per share:

         2001                                           $      (0.14)    $       0.09     $       0.08     $       0.18

         2000                                                   0.01            (0.96)           (0.27)            0.15

In the fourth quarter, gross profits were reduced by $730,000 and increased by $380,000 in the fiscal years ended 2001 and 2000, respectively, due to the net impact of adjustments to certain inventories and revisions in estimated completion costs on government defense contracts.

The results for the fourth quarter of fiscal 2000 were reduced by $833,000 after adjusting the Company's full-year effective tax rate to (31.5%). The increased tax rate is due to the higher than expected losses at Sparton of Canada.

Finally, in the second quarter of fiscal 2000, the Company charged $10,000,000 to operations to adjust its accrual for EPA related costs as described in
Note 9.

11.  BUSINESS SEGMENT AND CONCENTRATION OF SALES

The Company operates in one business segment, electronic manufacturing services
(EMS).

Total direct sales on prime contracts to United States government agencies were $27,997,000 in fiscal 2001, $33,715,000 in fiscal 2000 and $25,754,000 in fiscal
1999. In fiscal 2001, two commercial customers accounted for 20% and 10%, respectively, of consolidated sales. In the fiscal years ended 2000 and 1999, one commercial customer accounted for 11% of consolidated sales. Foreign export sales by U.S. operations to unaffiliated customers were $17,651,000 in fiscal 2001, $32,072,000 in fiscal 2000 and $27,891,000 in fiscal 1999. No single country accounted for 10% or more of export sales in the fiscal years ended 2001, 2000 or 1999.

Sales of anti-submarine warfare (ASW) devices and related engineering contract services for the years 2001-1999 contributed approximately 18%, 31% and 30%, respectively, to total sales. Intercompany sales were not significant in any of these years.


                                       24
WWW.SPARTON.COM

                             SELECTED FINANCIAL DATA
                                   ----------

           SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30


                                                   2001            2000             1999             1998             1997
                                             -------------    -------------    -------------    -------------    -------------
OPERATING RESULTS

Net sales                                    $ 187,620,426    $ 161,914,446    $ 131,900,489    $ 145,935,583    $ 142,736,800

Costs and expense                              185,486,583      175,566,602      129,850,749      141,753,150      139,451,913
                                             -------------    -------------    -------------    -------------    -------------
                                                 2,133,843      (13,652,156)       2,049,740        4,182,433        3,284,887

Other income (expense):

  Interest and investment income                   355,626          666,253        1,503,982        1,756,039        1,211,233

  Interest expense                                    --               --               (416)         (26,845)        (896,010)

  Other - net                                      159,568          713,169           23,775          602,490           12,793
                                             -------------    -------------    -------------    -------------    -------------
                                                   515,194        1,379,422        1,527,341        2,331,684          328,016
                                             -------------    -------------    -------------    -------------    -------------

Income (loss) from continuing operations
   before income taxes                           2,649,037      (12,272,734)       3,577,081        6,514,117        3,612,903

Provision (credit) for income taxes              1,030,000       (3,865,000)       1,818,000        2,181,000        1,371,000
                                             -------------    -------------    -------------    -------------    -------------

Income (loss) from continuing operations         1,619,037       (8,407,734)       1,759,081        4,333,117        2,241,903
                                             -------------    -------------    -------------    -------------    -------------

Income (loss) from discontinued automotive
   operations, net of income taxes                    --               --         (2,520,000)      (1,320,000)      31,458,637
                                             -------------    -------------    -------------    -------------    -------------
Net income (loss)                            $   1,619,037    $  (8,407,734)   $    (760,919)   $   3,013,117    $  33,700,540
                                             =============    =============    =============    =============    =============

Weighted-average common shares outstanding       7,737,843        7,828,090        7,828,090        7,826,840        7,816,417


PER SHARE OF COMMON STOCK

Income (loss):

  Continuing operations                      $        0.21    $       (1.07)   $        0.22    $        0.55    $        0.29
  Discontinued operations                             --               --              (0.32)           (0.17)            4.02
                                             -------------    -------------    -------------    -------------    -------------
                                             $        0.21    $       (1.07)   $       (0.10)   $        0.38    $        4.31
                                             =============    =============    =============    =============    =============

Shareowners' equity                          $       10.50    $       10.10    $       11.18    $       11.29    $       10.90

Dividends                                             --               --               --               --               --


OTHER FINANCIAL DATA

Total assets                                 $ 107,794,505    $ 108,976,236    $ 108,337,035    $ 111,121,335    $ 114,177,087

Working capital                                 65,977,180       64,778,574       68,578,975       71,118,395       68,760,933

Working capital ratio                               4.21:1           4.00:1           4.85:1           4.52:1           3.53:1

Long-term obligations                                 --               --               --               --               --

Shareowners' equity                             79,522,451       79,077,150       87,521,898       88,368,817       85,242,450

NYSE:SPA                                                                 SPARTON

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                    ---------


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

The Private Securities Litigation Reform Act of 1995 reflects Congress' determination that the disclosures of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by corporate management. The following discussion about the Company's results of operations and financial condition contains forward-looking statements that involve risk and uncertainty. The Company notes that a variety of factors could cause the actual results and experience to differ materially from anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, growth forecasts and results of the Company's business include, but are not limited to, timing and fluctuations in U.S. and/or world economies, customer demand for products, competition in the overall EMS business, the availability and cost of materials, production labor and management services under terms acceptable to the Company, Congressional budget outlays for sonobuoy development and production, Congressional legislation, changes in the interpretation of environmental laws and the uncertainties of environmental remediation. The Company has encountered availability and extended lead time issues on some electronic components. Shortages on some key electronic components have resulted in higher prices and late deliveries. This shortage on some critical electronic components could materially impact the electronics industry, and Sparton specifically, for some time. Availability of components could adversely affect the Company's ability to meet customers' production schedules. In addition, the ability to recover increasing material costs from customers will be a factor in future operating results. Management cautions readers not to place undue reliance on forward-looking statements, which are subject to influence by the enumerated risk factors as well as unanticipated future events.

FISCAL 2001 COMPARED TO FISCAL 2000

Sales for the year ended June 30, 2001, were $187,620,000, an increase of $25,706,000 (16%) from fiscal 2000. Overall, commercial EMS sales increased 36%, while governmental EMS sales decreased 22%. Governmental EMS sales in fiscal 2001 were below forecast due to qualification and production delays on several major sonobuoy programs. All new production sonobuoy design programs are now qualified and production ready. Sonobuoy sales should increase for fiscal 2002.

Governmental sales included shipments on several government contracts which the Company expected to ship last year. These shipments increased reported sales by $6,100,000 but carried no gross margin, due to incurred cost overruns in the prior year. Customer orders and shipping schedules have remained fairly consistent in fiscal 2001 despite the slowing of the economy. At June 30 the government backlog includes $10,700,000 of sonobuoy sales, which contracts are loss contracts and will carry no gross margin in fiscal 2002.

New program start-up and cost management continue to be areas of focus. These efforts resulted in the identification and recovery of $1.9 million from one customer in fiscal 2001. These efforts also contributed to the recovery of $2.3 million of material price variances incurred during fiscal 2001. Many electronic components were in short supply and allocated. This drove up the prices of these items. These market conditions eased somewhat by June 30, 2001, and the availability and price of these components were at more traditional levels.

Selling and administrative expense decreased by $8,865,000 to $16,333,000 in fiscal 2001. This decrease was largely due to the inclusion of a $10,000,000 charge for EPA remediation in the second quarter of fiscal 2000. Spending for Information Technology increased in fiscal 2001 from fiscal 2000, as the Company continues to upgrade its facilities and equipment.

Operating income of $2,134,000 was reported for fiscal 2001 compared to loss of $13,652,000 last year. Included within these operating results were adverse manufacturing variances of $7,148,000 and $3,337,000 for the fiscal years ended 2001 and 2000, respectively. The increased variances in fiscal 2001 were due to; higher material acquisition overhead costs as the Company transitions processes, increased lease costs for new SMT equipment, and lower than expected production schedules, generally in the first half of the fiscal year. These results also reflect Coors Road-related EPA costs and expenses of $1,820,000 and $10,811,000 in the fiscal years ended 2001 and 2000, respectively. These EPA charges are more fully described in Note 9 to the financial statements. During the past year the Company has experienced a number of material pricing and availability issues. These conditions now appear to be easing.

Interest and investment income decreased $311,000 to $356,000 in fiscal 2001. This decrease was due to a loss on sale of equities during the year of $174,000, as well as lower average investments. The investment securities are more fully described in Note 3 to the financial statements. Other Income-net was $160,000 and $713,000 in the fiscal years ended 2001 and 2000, respectively. Included within fiscal 2000 Other Income-net was a gain of $577,000 from the sale of equipment and other assets at the Canadian operating unit.


                                       26
WWW.SPARTON.COM

After provision for applicable income taxes as discussed in Note 8 to the financial statements, the Company reported net income of $1,619,000 ($0.21 per share) in fiscal 2001, compared to a net loss of $8,408,000 ($(1.07) per share) in fiscal 2000.

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

The Company continues to address cost control measures on programs that have adversely affected operational costs. Costs on several development and production sonobuoy programs were higher than anticipated and estimates to complete the programs increased $1,200,000 in the fourth quarter and $4,500,000 for the year. In addition, a major commercial program adversely impacted margins with higher than expected startup costs of $2,500,000.

An operating loss of $13,652,000 was reported for fiscal 2000 compared to income of $2,050,000 last year. The fiscal 2000 results were lower than expected. Included within these operating results were adverse capacity variances of $3,337,000 and $3,646,000 for the fiscal years ended 2000 and 1999, respectively, caused by underutilized capacity at several production facilities. These results also reflect Coors Road-related EPA costs and expenses of $10,811,000 and $1,756,000 in the fiscal years ended 2000 and 1999, respectively. This EPA charge is more fully described in Note 9 to the financial statements.

Selling and administrative expense increased by $7,439,000 to $25,198,000 in fiscal 2000. The largest expense incurred was $10,811,000 for environmental remediation issues, including the $10,000,000 increase to the EPA reserve reported in the second quarter. Without the increase in the EPA expense, selling and administrative costs would have been significantly below last year, mainly due to consolidation of operations.

Interest and investment income decreased $838,000 to $666,000 in fiscal 2000 due to lower average investments. These investment securities are more fully described in Note 3 to the financial statements.

The Company has been a policyholder in Metropolitan Life Insurance Company (MetLife) since 1927. Recently MetLife changed from a mutual to a stock company. In the fourth quarter of fiscal 2000, the Company received approximately $1,500,000 upon the sale of its shares in the new company which proceeds were reported as a return of premium and included in operating income. Of the $1,500,000, $221,000 was credited as a reduction to administrative expense, with the balance to cost of sales.

After provision for applicable income taxes as discussed in Note 8 to the financial statements, the Company reported a loss from continuing operations of $8,408,000 ($(1.07) per share) in fiscal 2000 compared to income of $1,759,000 ($.22 per share) in fiscal 1999.

A net loss of $8,408,000 ($(1.07) per share) was reported in fiscal 2000 compared to a net loss of $761,000 ($(.10) per share) in fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of liquidity and capital resources has historically been from operations. Short-term credit facilities have been used in the past to provide added liquidity. The Company continues to experience a change in its liquidity sources as the volume of U.S. defense-related contract work declines as a percentage of total Company revenues. Certain government contracts provide for interim progress billings based on costs incurred. These progress billings reduce the amount of cash that would otherwise be required during the performance of these contracts. As the volume of U.S. defense-related contract work declines, so has the relative importance of progress billings as a liquidity resource. At the present time, the Company plans on using its investment securities to provide working capital and to strategically invest in additional property, plant and equipment to accommodate growth in the EMS business. The Company has had no short-term debt outstanding since December 1996, and currently has unused informal lines of credit totalling $20 million through two banks. These lines of credit were negotiated in fiscal 2001.

Cash flows provided by operating activities were $5,981,000 and $1,878,000 in the fiscal years ended 2001 and 1999, respectively. In fiscal 2000 cash flows used by operating activities were $12,755,000. In fiscal 2001 the primary cash flow use was an increase in accounts receivable. Primary sources included a decrease in inventory.

Cash flows provided by investing activities were $3,283,000 and $13,642,000 in the fiscal years ended 2001 and 2000, respectively. In fiscal 1999 cash flows used were $1,672,000. Cash flows were primarily provided by the sale of investment securities. The major use of cash by investing activities was the purchase of equipment to update and expand the Company's production capabilities in its continuing electronics business. Additionally, the Company acquired common stock in Cybernet Systems for $3,000,000 in fiscal 1999. Cybernet is a privately owned developer of hardware, software and next-generation network computing and robotics products.

Cash flows used by financing activities were $1,282,000 in fiscal 2001 and $123,000 in fiscal 1999. No financing activities occurred in fiscal 2000.

At June 30, 2001, the Company had $65,977,000 in working capital.


                                       27
NYSE:SPA                                                                 SPARTON

Market Risk Exposure
--------------------

The Company manufactures its products in the United States and Canada. Sales of the Company's products are made in the U.S. and Canada, as well as other foreign markets. The Company is potentially subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company operates. However, minimal receivables and payables are denominated in foreign currency. The Company does not consider the market risk exposure relating to currency exchange to be material.

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

In February 1997, three lawsuits were filed against Sparton's wholly owned subsidiary, Sparton Technology, Inc., in Federal District Court in Albuquerque, one by the United States on behalf of the EPA, the second by the State of New Mexico and the New Mexico Office of Natural Resources Trustee and the third by the City of Albuquerque and the County of Bernalillo. All three actions alleged that the impacts to soil and ground-water associated with Sparton Technology's Coors Road facility presented an imminent and substantial threat to human health or the environment. On March 3, 2000, a Consent Decree was entered, settling the lawsuits as well as a related administrative enforcement action. The Consent Decree represents a judicially enforceable settlement agreement under which Sparton Technology has paid $1,000,000 to resolve claims for damages to natural resources, $475,000 to resolve claims for civil penalties for alleged violations of state law and an order entered in the related administrative enforcement action, and $200,000 for reimbursement of the litigation costs of certain plaintiffs. The Consent Decree also contains work plans describing remedial activity Sparton Technology agreed to undertake. In exchange for the monetary payment and an agreement to implement the work plans, Sparton Technology received covenants not to sue that, except in fairly extraordinary circumstances, prevent any further administrative or judicial action by state and federal entities in connection with the impacts to the environment associated with past activities at the Coors Road facility.

The work plans provide for the installation of an off-site containment well (already completed and operating), enhancement to an on-site soil vapor extraction system and an on-site containment well. It is anticipated that these remediation activities will operate for a period of time during which Sparton Technology and the regulatory agencies will analyze their effectiveness. The Company believes that it will take at least three to five years from the date of the Consent Decree before the effectiveness of the groundwater extraction wells can be established. If ineffective, additional remedies may be imposed at a significantly increased cost. There is no assurance that additional costs greater than the amount accrued will not be incurred or that changes in environmental laws or their interpretation will not require that additional amounts be spent.

Upon entering into the Consent Decree, the Company reviewed its estimates of the future costs expected to be incurred in connection with its remediation of the environmental issues associated with its Coors Road Plant over the next 30 years. The Company increased its accrual for the cost of addressing environmental impacts associated with its Coors Road Plant by $10,000,000, pre-tax, in December 1999. At June 30, 2001, the remaining undiscounted minimum accrual for EPA remediation approximates $8,559,000. The Company's estimate is based upon existing technology and current costs which have not been discounted. The estimate includes equipment and operating and maintenance costs for the on-site and off-site pump and treat containment systems, a soil vapor extraction program and continued on-site and off-site monitoring. It also includes the required periodic reporting requirements. This estimate does not include legal and related consulting costs which are expensed as incurred. The estimate does not reflect any offset or reduction for monies recovered from various parties which the Company is currently pursuing as described below.

In 1995 Sparton Corporation and Sparton Technology, Inc. filed a Complaint in the Circuit Court of Cook County, Illinois, against Lumbermens Mutual Casualty Company and American Manufacturers Mutual Insurance Company demanding reimbursement of expenses incurred in connection with its remediation efforts at the Coors Road facility based on various primary and excess comprehensive general liability policies in effect between 1959 and 1975. In 1999 the Complaint was amended to add various other excess insurers, including certain London market insurers and Fireman's Fund Insurance Company. The case is currently in the discovery stage, with discovery currently set to close on November 15, 2001.


                                       28
WWW.SPARTON.COM

On February 11, 1998, Sparton Technology, Inc. commenced litigation in the United States Court of Federal Claims alleging that the Department of Energy
(DOE), acting through its contractors, Sandia Corporation and Allied Signal, Inc., is liable for reimbursement of Sparton's costs incurred in defending against and complying with federal and state regulatory requirements. The DOE prescribed certain mandatory performance requirements that were then imposed upon Sparton Technology through its agreements with Sandia Corporation and Allied Signal, Inc. On February 9, 1999, the Court of Federal Claims dismissed Sparton Technology's complaint on the basis of a lack of jurisdiction concluding that an agency relationship did not exist between Sandia Corporation and Allied Signal, Inc. and the United States for purposes of reimbursing costs incurred during litigation. Sparton Technology believed that the court erred in its decision and filed its notice of appeal on April 9, 1999. On April 18, 2000, the Federal Circuit Court reversed the lower court's decision and reinstated
Sparton Technology's claim for purposes of examining whether the Court of Federal Claims does indeed have jurisdiction. Sparton Technology is now proceeding with discovery on the jurisdiction related issues.

Sparton Technology, Inc. filed a complaint on September 21, 1998, against Allied Signal, Inc. in U.S. District Court in Kansas City seeking to recover costs incurred to investigate and remediate impacts to the environment at its Coors Road facility. In July 1999, the Court allowed Sparton Technology to amend its complaint to add Sandia Corporation and the DOE as defendants. In March 2000, the case was transferred to the United States District Court in Albuquerque, New Mexico. Written discovery commenced, but was stayed on July 13, 2000, so that a court-ordered mediation could be conducted. Mediation did not result in settlement, and on December 20, 2000, the Court entered a new discovery scheduling order whereby fact discovery is currently scheduled to end in December 2001 and expert witness discovery in July 2002. Dispositive motions are due at that time. Trial is not yet scheduled, but normally takes place within six months of dispositive motions. Active discovery is now taking place.

At this time, the Company is unable to predict the amount or timing of recovery, if any, that may result from the pursuit of these before-mentioned three claims.


                                       29
NYSE:SPA                                                                 SPARTON

                             DIRECTORS AND OFFICERS
                                    ---------

DIRECTORS:

JAMES N. DEBOER (2,3)
   Partner
   Law Firm of Varnum, Riddering, Schmidt
   and Howlett, LLP
   Grand Rapids, Michigan

JAMES D. FAST
   Chief Executive Officer and President
   Ionia County National Bank
   Ionia, Michican

DAVID W. HOCKENBROCHT (2,3,4)
   Chief Executive Officer and President
   Sparton Corporation

ROBERT J. KIRK (1)
   Financial Consultant
   Toledo, Ohio

RICHARD L. LANGLEY
   Chief Financial Officer,
   Vice President and Treasurer
   Sparton Corporation

DAVID P. MOLFENTER (1,2,4)
   Retired Vice President
   Command, Control, Communication and
   Information Systems Segment
   Raytheon Systems Company
   Fort Wayne, Indiana

WILLIAM I. NOECKER (1)
   Director of Program Management
   Fisher Dynamics Corporation
   St. Clair Shores, Michigan

   Chairman
   Brasco International Inc.
   Detroit, Michigan

W. PETER SLUSSER (2)
   President
   Slusser Associates Inc.
   New York, New York

BRADLEY O. SMITH (3,4)
   Chairman of the Board
   Sparton Corporation


OFFICERS:

SPARTON CORPORATION

BRADLEY O. SMITH
   Chairman of the Board

DAVID W. HOCKENBROCHT
   Chief Executive Officer and President

DOUGLAS E. JOHNSON
   Chief Operating Officer and Executive Vice President

RICHARD L. LANGLEY
   Chief Financial Officer,
   Vice President and Treasurer

R. JAN APPEL
   Vice President,
   Secretary and General Counsel

ALAN J. HOUGHTALING
   Vice President,
   Director Business Development

STEPHANIE A. MARTIN
   Vice President,
   Corporate Materials, Acquisitions and Logistics

CHARLES A. STRANKO
   Vice President, General Manager
   Sparton Technology, Inc.

MICHAEL G. WOODS
   Vice President, General Manager
   Sparton of Canada, LTD.




COMMITTEE ASSIGNMENTS:
(1)  Audit committee
(2)  Compensation committee
(3)  Executive committee
(4)  Nominating committee

WWW.SPARTON.COM

                               SPARTON FACILITIES
                                   ----------


SPARTON FACILITIES

SPARTON ELECTRONICS
Administrative Office
Johnson Lake Rd.
DeLeon Springs, FL 32130

Manufacturing Facilities:

     Jackson, MI
     DeLeon Springs, FL
     Brooksville, FL

SPARTON OF CANADA, LTD.
99 Ash Street
London, Ontario N5Z 4V3

SPARTON TECHNOLOGY, INC.
Administrative Office
4901 Rockaway Blvd., N.E.
Rio Rancho, NM  87124

Manufacturing Facilities:
     Deming, NM
     Rio Rancho, NM

CORPORATE OFFICES
SPARTON CORPORATION
2400 E. Ganson Street
Jackson, MI 49202

Phone:    (517) 787-8600
Watts:    (800) 248-9579
Fax:      (517) 787-1822


WEBSITE:

http://www.sparton.com


COMMON STOCK LISTING:

New York Stock Exchange under the symbol SPA.
                                         ---


TRANSFER AGENT/REGISTRAR:

    PRINCIPAL TRANSFER AGENT:
         Illinois Stock Transfer Company
         209 West Jackson Blvd., Suite 903
         Chicago, IL  60606-6905
         (312) 427-2953
         (800) 757-5755

    REGISTRAR:
         HSBC Bank USA
         One Hanson Place - Lower Level
         Brooklyn, NY  11243


FORM 10-K AVAILABLE:

A copy of Sparton Corporation's annual report on Form 10-K for the year ended June 30, 2001, filed with the Securities and Exchange Commission, will be furnished without charge to any shareowner upon written request to Richard L. Langley, CFO - Vice President, Sparton Corporation, 2400 E. Ganson St., Jackson, MI 49202.


NOTICE OF ANNUAL MEETING:

The Annual Meeting of Sparton Corporation will be held at 10:00 a.m. on October 24, 2001, in the Company offices, 2400 E. Ganson St., Jackson, Michigan.

It is Sparton Corporation's policy to afford equal employment opportunity to all employees and qualified applicants for employment without regard to race, religion, creed, color, sex, national origin, age, handicap or veteran status.


                                       31
NYSE:SPA                                                                 SPARTON

        John J. Smith                           Lawson K. Smith
         1911 - 2000                              1915 - 2000

           [Photo]                                  [Photo]



"...John J. Smith came to Sparton in November 1950 under rather tenuous circumstances. John made choices early in his tenure that probably saved the Company. Sparton exited the radio and TV business when they became unattractive due to competition. In the middle 50's, John lead Sparton into the sonobuoy business - where we still are today - one of two companies in the free world who design and build expendable anti-submarine warfare devices. Since 1956, the sonobuoy has been, and still is, one of our principal products and the U.S. Navy is still a major customer. Sparton had been in the automotive parts business, primarily involving horns, shifters, tire carriers and other assemblies, more than 30 years when John arrived. This was a good business and through the ensuing 40 years, that segment of the Company expanded. Sparton exited the automotive business in 1996. Sparton then entered the electronic design and contract manufacturing services business and without John's support, we would not have been able to refocus the Company as we have in the last several years.

Lawson K. Smith joined the Sparton Corporation in 1970 through Sparton's acquisition of Lake Odessa Machine Products, which Lawson had managed for many years. Lawson became Sparton's second largest shareowner after John. Lawson provided a quiet yet supportive leadership role for Sparton's automotive operations for over 30 years. Lawson was the foundation which supported the growth of Sparton's automotive business to a sales level of approximately $121 million. In the mid 1990's, the dynamics of the automotive industry changed significantly. It became increasingly difficult for a mid-size automotive supplier to attain an attractive return on investment. Lawson along with John provided guidance to Sparton in making the difficult decision to exit the automotive supplier market. Lawson was always a strong and supportive leader, providing counsel to Sparton's other managers, furthering Sparton's success as an independent business entity.

Here is Sparton today, in our one hundred - first year, building a new company, and a new business. The leadership for that process throughout the years was the Smith brothers, John and Lawson. Sparton Corporation is one of the key manufacturers in the low to medium volume, high mix electronics manufacturing services; this enviable position would not have been obtainable without their leadership and financial investment.

Lawson K. Smith passed away in October 2000, followed by John J. Smith just four weeks later in November. The passing of the Smith brothers in 2000 ended an era that began 50 years earlier. Thank you, John and Lawson, for your vision, your leadership and your friendship..."



                                                               Bradley O. Smith
                                                          David W. Hockenbrocht

THE SPARTON
ALLIANCE NETWORK

Sparton Corporation in its quest to build a worldwide network of high quality Electronic Design and Manufacturing Services (EMS) providers focused in the high-mix and low to mid-volume marketplace has developed alliances with a growing number of outstanding companies.

Each one is privately owned and locally operated and possess a culture similar to Sparton. The alliance network offers a localized, yet global network for design and manufacturing services to Original Equipment Manufacturers in a seamless and efficient way.


[AXIOM LOGO]
Axiom
North Carolina
704.398.0887
www.axiomid.com

[CIRTRONICS CORPORATION LOGO]
CIRTRONICS CORPORATION
New Hampshire
603.249.9190
www.cirtronics.com

[GASTON electronics LOGO]
GASTON ELECTRONICS
North Carolina
704.822.5000
www.gastonelectronics.com

[OCMT LOGO]
OCM TECHNOLOGY INC.
Canada
613.736.5665
www.ocmtech.com

[PRECO LOGO]
EXCELLENCE IN ELECTRONICS
-------------------------
PRECO, INC.
Illinois
308.263.7788
www.preco-morton.com

[SIMCLAR INTERNATIONAL LTD LOGO]
SIMCLAR INTERNATIONAL, LTD.
Europe
01383 735161
www.simclar.com

ISO 9002 CERTIFIED
[TEXATRONICS(TM) LOGO]
TURNKEY SOLUTIONS

TEXATRONICS
Texas
972.479.1466
www.texatronics.com

[SPARTON LOGO]


SPARTON CORPORATION
2400 EAST GANSON STREET
JACKSON, MICHIGAN 49202
800.248.9579


SPARTON ELECTRONICS
30167 POWER LINE ROAD
BROOKSVILLE, FLORIDA 34602
352.799.6520


SPARTON ELECTRONICS
5612 JOHNSON LAKE ROAD
DELEON SPRINGS, FLORIDA 32130
386.985.4631


SPARTON ELECTRONICS
2400 EAST GANSON STREET
JACKSON, MICHIGAN 49202
517.787.8600


SPARTON ELECTRONICS
4901 ROCKAWAY BLVD., NE
RIO RANCHO, NEW MEXICO 87124
505.892.5300


SPARTON ELECTRONICS
99 ASH STREET
LONDON, ONTARIO, CANADA N5Z 4V3
519.455.6320


SPARTON MEDICAL SOLUTIONS
5612 JOHNSON LAKE ROAD
DELEON SPRINGS, FLORIDA 32130
386.985.4631


SPARTON MEDICAL SOLUTIONS
RESEARCH TRIANGLE PARK
4819 EMPEROR BLVD., FOURTH FLOOR
DURHAM, NORTH CAROLINA 27703
919.313.4570


SPARTON TECHNOLOGY, INC.
4901 ROCKAWAY BLVD., NE
RIO RANCHO, NEW MEXICO 87124
505.892.5300