Form 10-K/A, Exhibit 13
period 2001-06-30
SPARTON CORP
filed 2001-10-04
CIK 92679

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
                                                             =============       =============

                          FINANCIAL TRENDS AT A GLANCE

                                    [GRAPH]


  NET SALES (IN MILLIONS OF DOLLARS)


 1997    1998     1999    2000    2001

$142.7   145.9    131.9   161.9   187.6


                                    [GRAPH]

INCOME (LOSS) PER COMMON SHARE-CONTINUING
              OPERATIONS



1997     1998     1999    2000    2001

$.29     .55      .22    (1.07)   .21









                                       14
WWW.SPARTON.COM

       SPARTON CORPORATION & SUBSIDIARIES FOR YEARS ENDED JUNE 30


                                                                                         2001               2000
                                                                                    -------------      -------------

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
  Accounts payable                                                                  $  13,329,356      $  14,251,023
  Salaries and wages                                                                    2,902,324          3,145,222
  Accrued liabilities                                                                   4,187,044          4,167,288
  Income taxes payable                                                                    117,457                  -
                                                                                    -------------      -------------
     Total current liabilities                                                         20,536,181         21,563,533

Deferred Income taxes (Note 8)                                                            127,200                  -

Environmental remediation (Note 9)                                                      7,608,673          8,335,553

Commitments and contingencies (Note 9)                                                          -                  -

Shareowners' equity (Notes 1 and 6):
  Preferred stock, no par value;  200,000 shares authorized, none outstanding                   -                  -
  Common stock, $1.25 par value; 8,500,000 shares authorized, 7,570,090 shares outstanding (7,828,090 at June 30, 2000) after deducting 364,622 shares
     (106,622 at June 30, 2000) in treasury (Note 1)                                    9,462,613          9,785,113
  Capital in excess of par value                                                          478,144            494,427
  Accumulated other comprehensive loss                                                          -           (108,014)
  Retained earnings                                                                    69,581,694         68,905,624
                                                                                    -------------      -------------
     Total shareowners' equity                                                         79,522,451         79,077,150
                                                                                    -------------      -------------
                                                                                    $ 107,794,505      $ 108,976,236
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